    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1996
                                                     REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   UST CORP.
             (Exact name of registrant as specified in its charter)

                            ------------------------

                MASSACHUSETTS                                   04-2436093
       (State or other jurisdiction of                       (I.R.S. Employer
       incorporation or organization)                       Identification No.)

                                      6712
            (Primary Standard Industrial Classification Code Number)

                            ------------------------

          40 COURT STREET, BOSTON, MASSACHUSETTS 02108, (617) 726-7000 (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                JAMES K. HUNT                              ERIC R. FISCHER, ESQ.
          Executive Vice President,                      Executive Vice President,
    Chief Financial Officer and Treasurer                General Counsel and Clerk
                  UST CORP.                                      UST CORP.
               40 Court Street                                40 Court Street
         Boston, Massachusetts 02108                    Boston, Massachusetts 02108
               (617) 726-7055                                 (617) 726-7377

 (Names, addresses, including ZIP codes, and telephone numbers, including area codes, of agents for service)

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger of a subsidiary of the Registrant with and into Walden Bancorp, Inc. have been satisfied or waived as described in the enclosed Joint Proxy Statement -- Prospectus.

                            ------------------------

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ].

                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM
TITLE OF EACH CLASS               AMOUNT      PROPOSED MAXIMUM     AGGREGATE        AMOUNT OF
OF SECURITIES TO BE                TO BE       OFFERING PRICE      OFFERING       REGISTRATION
REGISTERED                     REGISTERED(1)    PER SHARE(2)       PRICE(3)          FEE(4)
-------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.625 per share(5)........    10,611,549          --         $181,010,692.66    $54,851.73

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) This Registration Statement covers the proposed maximum number of the Registrant's securities to be issued in the transaction described herein.
(2) Not applicable.
(3) Computed pursuant to Rule 457(f)(1), based upon the market value of the securities to be canceled in the merger, consisting of approximately 5,585,026 shares of Walden common stock (including shares issuable upon the exercise of options to acquire Walden Common Stock).
(4) In accordance with Rule 457(b), the registration fee required to be paid herewith has been reduced by $35,857.25, which is the amount of the fee previously paid in connection with the Registrant's preliminary proxy statement filed with the Commission on Schedule 14A on October 15, 1996.
(5) Includes preferred stock purchase rights. Prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from the Common Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   [UST LOGO]

                                                                November 5, 1996

To the Common Stockholders of UST CORP.:

     We are pleased to invite you to attend a Special Meeting of Stockholders (the "UST Meeting") of UST Corp. ("UST"), which will be held on Tuesday, December 17, 1996, at 10:00 a.m. in the Auditorium located on the 12th Floor of UST's principal offices at 40 Court Street, Boston, Massachusetts 02108.

     At the UST Meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Affiliation Agreement and Plan of Reorganization (the "Affiliation Agreement"), dated as of August 30, 1996, between UST and Walden Bancorp, Inc. ("Walden"), and the corresponding Agreement and Plan of Merger, dated as of August 30, 1996, among UST, its wholly-owned subsidiary, Mosaic Corp. (the "Merger Subsidiary"), and Walden (the "Plan of Merger"), as well as the transactions contemplated thereby, including specifically the issuance of UST common stock to persons who were stockholders of Walden immediately prior to the merger, pursuant to which the Merger Subsidiary will be merged (the "Affiliation") with and into Walden. As a result of the Affiliation, Walden will become a wholly-owned subsidiary of UST. As described in the accompanying Joint Proxy Statement -- Prospectus, from and after the effective time of the Affiliation, the Board of Directors of UST (the "UST Board") will be expanded by three members and David E. Bradbury, the Chairman of the Board, President and Chief Executive Officer of Walden, and two persons chosen by Walden and approved of by UST prior to the effective time of the Affiliation, will be elected as directors of UST by the UST Board. A copy of each of the Affiliation Agreement and the Plan of Merger is attached to the accompanying Joint Proxy Statement - Prospectus as Appendix A and Appendix B, respectively.

     At the effective time of the Affiliation, each share of Walden common stock, par value $1.00 per share ("Walden Common Stock"), will be entitled to receive 1.9 shares of UST common stock, par value $0.625 per share ("UST Common Stock"). Fox-Pitt, Kelton Inc., UST's financial advisor, has advised the UST Board, that in its opinion the conversion number of 1.9 is fair, from a financial point of view, to UST.

     Enclosed are a Notice of Special Meeting of Stockholders and a Joint Proxy Statement - Prospectus which describes the Affiliation and the background thereof. You are urged to read all of these materials carefully. The UST Board has fixed the close of business on November 4, 1996 as the record date for the UST Meeting. Accordingly, only common stockholders of record on that date will be entitled to notice of, and to vote at, the UST Meeting. The affirmative vote of the holders of a majority of the shares of UST Common Stock present in person, or represented by proxy, and entitled to vote and voting is necessary to approve and adopt the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby.

     THE BOARD OF DIRECTORS OF UST HAS UNANIMOUSLY APPROVED THE AFFILIATION AGREEMENT, PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE AFFILIATION, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF APPROVING AND ADOPTING THE AFFILIATION AGREEMENT, THE PLAN OF MERGER AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE AFFILIATION.

     At the UST Meeting, you will also be asked to consider and vote upon proposals to amend UST's Restated Articles of Organization (the "UST Articles") to increase the number of authorized shares of UST Common Stock from 30,000,000 to 45,000,000.

     The UST Board recommends that stockholders vote FOR the proposed amendments to the UST Articles. Stockholder approval of the amendment to the UST Articles to increase the number of authorized shares requires the affirmative vote of the holders of at least a majority of the outstanding shares of UST Common Stock.

     If you plan to attend the meeting, please bring a form of personal identification with you and, if you are acting as proxy for another, please bring written confirmation from the record owner that you are acting as proxy. Whether or not you expect to attend the meeting, please sign and date the enclosed form of proxy and return it promptly in the accompanying envelope to ensure that your shares will be represented. If you attend the meeting, you may withdraw any proxy previously given and vote your shares in person.

     As President and Chief Executive Officer of UST my foremost responsibility is to manage the company to maximize shareholder value. I strongly support the Affiliation as an important contribution to that objective, and ask for your support as well.

                                            Cordially,

                                            /s/ Neal F. Finnegan

                                            NEAL F. FINNEGAN
                                            President and Chief Executive
                                            Officer

                                   [UST LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                               DECEMBER 17, 1996

To the Common Stockholders of UST CORP.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of UST Corp. ("UST") will be held in the Auditorium located on the 12th Floor of UST's principal offices at 40 Court Street, Boston, Massachusetts 02108, on Tuesday, December 17, 1996, at 10:00 a.m. (the "UST Meeting"), for the purpose of considering and voting upon the following matters:

          1. A proposal to approve and adopt the Affiliation Agreement and Plan of Reorganization, dated as of August 30, 1996 (the "Affiliation Agreement"), by and between UST Corp. ("UST") and Walden Bancorp, Inc. ("Walden"), including the Agreement and Plan of Merger, dated as of August 30, 1996 (the "Plan of Merger"), by and among UST, Walden and Mosaic Corp. (the "Merger Subsidiary"), a wholly-owned subsidiary of UST organized under the laws of Massachusetts, and the transactions contemplated thereby, including the merger of Merger Subsidiary with and into Walden and the issuance of UST Common Stock to persons who were stockholders of Walden immediately prior to the merger, upon the terms and subject to the conditions set forth therein, as more fully described in the accompanying Joint Proxy Statement - Prospectus. A copy of each of the Affiliation Agreement and the Plan of Merger are attached as Appendix A and B, respectively, to the Joint Proxy Statement - Prospectus.

          2. To authorize an amendment of UST's Restated Articles of Organization to increase the number of authorized shares of UST's common stock ("UST Common Stock") from 30,000,000 shares, par value $0.625 per share, to 45,000,000 shares, par value $0.625 per share.

          3. Such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

     Stockholder approval of the Affiliation Agreement, Plan of Merger and the transactions contemplated thereby requires the affirmative vote of the holders of at least a majority of the shares of UST Common Stock present, in person or by proxy, entitled to vote, and voting at the UST Meeting. Stockholder approval of the increase in the number of authorized shares requires the affirmative vote of the holders of at least a majority of the outstanding shares of UST Common Stock.

     In the event there are not sufficient votes to approve any one or more of the foregoing proposals at the time of the UST Meeting, the meeting may be adjourned by a majority of the votes present in order to permit further solicitation of proxies.

     Only common stockholders of record at the close of business on November 4, 1996 are entitled to notice of, and to vote at, the UST Meeting and any and all adjournments or postponements thereof.

     It is important that your shares be represented at the UST Meeting regardless of the number of shares you may hold. Please complete, sign and date the enclosed form of proxy and return it promptly in the enclosed envelope which requires no postage if mailed within the United States.

                                            By Order of the Board of Directors

                                            /s/ Eric R. Fischer
                                            ERIC R. FISCHER, Clerk

                                            Boston, Massachusetts
                                            November 5, 1996

                                     [LOGO]

                                                                November 5, 1996

To the Stockholders of Walden Bancorp, Inc.:

     We invite you to attend a Special Meeting of Stockholders of Walden Bancorp, Inc. to be held at the Westford Regency Inn and Conference Center, 219 Littleton Road, Westford, Massachusetts, on Tuesday, December 17, 1996, at 11:00 a.m.

     At the special stockholder meeting, Walden stockholders will be asked to approve an Affiliation Agreement and Plan of Reorganization between Walden and UST Corp. pursuant to which Walden will become a wholly-owned subsidiary of UST and each outstanding share of Walden Common Stock will be converted into 1.9 shares of UST Common Stock. Based on the last sale price of UST Common Stock on November 4, 1996, the value of 1.9 shares of UST Common Stock as of that date would have been approximately $33.61. The actual value of the UST Common Stock to be received by Walden stockholders will depend on the market price of UST Common Stock when the affiliation is consummated. Terms and conditions of the affiliation are described in the accompanying Joint Proxy Statement - Prospectus, which we urge you to read carefully.

     The consideration to be received by Walden stockholders in the affiliation was negotiated under the direction of your Board of Directors in light of various factors, including Walden's recent operating results, current financial condition and future prospects. PaineWebber Incorporated, Walden's financial advisor, has advised your Board of Directors that in its opinion the consideration to be received by Walden stockholders in the affiliation is fair to such stockholders from a financial point of view.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED AFFILIATION IS IN THE BEST INTERESTS OF WALDEN STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE AFFILIATION.

     A proxy card is enclosed. Please sign, date and mail the proxy card promptly in the return envelope provided. Because stockholder approval of the affiliation requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Walden Common Stock, it is important that you return the proxy card, whether or not you plan to attend our special stockholder meeting, so that your shares of Walden Common Stock can be voted.

                                            Sincerely,

                                            /s/ David E. Bradbury

                                            DAVID E. BRADBURY
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                     [LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                               DECEMBER 17, 1996

     A Special Meeting of Stockholders of Walden Bancorp, Inc. ("Walden") will be held at the Westford Regency Inn and Conference Center, 219 Littleton Road, Westford, Massachusetts, on Tuesday, December 17, 1996, at 11:00 a.m.

     A Proxy Card and a Joint Proxy Statement - Prospectus are enclosed. The purpose of our meeting is to consider and act upon:

          1. A proposal to approve and adopt the Affiliation Agreement and Plan of Reorganization dated as of August 30, 1996 (the "Affiliation Agreement"), between Walden and UST Corp. ("UST"), including the Agreement and Plan of Merger among UST, a newly formed corporate subsidiary of UST, and Walden dated as of August 30, 1996 (the "Plan of Merger"), and the transactions contemplated thereby, pursuant to which the UST subsidiary will merge with and into Walden, and each outstanding share of Walden Common Stock will be converted into 1.9 shares of UST Common Stock, upon the terms and subject to the conditions set forth therein, as described in the accompanying Joint Proxy Statement - Prospectus. A copy of each of the Affiliation Agreement and Plan of Merger is attached as Appendix A and B, respectively, to the accompanying Joint Proxy Statement - Prospectus; and

          2. Such other matters as may properly come before the meeting or any adjournments thereof.

     The Board of Directors is not aware of any other business to come before the meeting.

     Stockholder approval of the Affiliation Agreement and the transactions contemplated thereby requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Walden Common Stock. In the event there are not sufficient votes to approve the foregoing proposal at the time of the meeting, the meeting may be adjourned by a majority of the votes present in order to permit further solicitation of proxies by Walden.

     Any action may be taken on any matter properly brought before the meeting on the date specified above, or on any date or dates less than 30 days later to which, by original or later adjournment, the meeting may be adjourned. Stockholders of record at the close of business on November 4, 1996 are the stockholders entitled to vote at the meeting and any such adjournments thereto.

     You are requested to fill in and sign the enclosed Proxy Card that is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. If you attend the meeting, you may revoke your proxy and vote at the meeting in person.
                                            /s/ Josiah S. Cushing, II

                                            JOSIAH S. CUSHING, II
                                            Clerk
Acton, Massachusetts
November 5, 1996

                           NOTICE OF APPRAISAL RIGHTS

     If the Affiliation Agreement and Plan of Merger is approved by the stockholders at the Walden Meeting and the Affiliation is consummated, any stockholder (1) who files with Walden before the taking of the vote on the approval of the Affiliation Agreement and Plan of Merger written objection to the proposed Affiliation stating that he or she intends to demand payment for his or her shares if the Affiliation is consummated and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from Walden (as it exists after the Affiliation), within twenty days after the date of mailing to him or her of notice in writing that the Affiliation has been consummated, payment for his or her shares and an appraisal of the value thereof. Walden and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 85 to 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, copies of which are attached as Appendix F to the accompanying Joint Proxy Statement - Prospectus. See "THE AFFILIATION -- Rights of Dissenting Stockholders" in the Joint Proxy Statement - Prospectus for more information.

UST Corp.                       Walden Bancorp, Inc.
40 Court Street                 125 Nagog Park
Boston, Massachusetts 02108     Acton, Massachusetts 01720

                       JOINT PROXY STATEMENT - PROSPECTUS
                            ------------------------

                                   [UST LOGO]

                        SPECIAL MEETING OF STOCKHOLDERS
                                   UST CORP.

                             [WALDEN BANCORP LOGO]

                        SPECIAL MEETING OF STOCKHOLDERS
                              WALDEN BANCORP, INC.
                            ------------------------

                               DECEMBER 17, 1996

     This Joint Proxy Statement - Prospectus is being furnished to stockholders of UST Corp. ("UST") in connection with the solicitation of proxies by the Board of Directors of UST (the "UST Board") to be used at the Special Meeting of Stockholders of UST to be held on Tuesday, December 17, 1996, at 10:00 a.m. in the Auditorium located on the 12th Floor of UST's principal offices at 40 Court Street, Boston, Massachusetts 02108, and at any adjournments or postponements thereof (the "UST Meeting"). At the UST Meeting, the holders of the common stock of UST, par value $0.625 per share (the "UST Common Stock"), will consider and vote upon a proposal to approve and adopt an Affiliation Agreement and Plan of Reorganization dated as of August 30, 1996 (the "Affiliation Agreement") by and between UST and Walden Bancorp, Inc. ("Walden"), and the related Agreement and Plan of Merger, dated as of August 30, 1996 (the "Plan of Merger"), by and among UST, Walden and Mosaic Corp. (the "Merger Subsidiary"), a Massachusetts corporation and wholly-owned subsidiary of UST, and the transactions contemplated thereby, pursuant to which the Merger Subsidiary will be merged with and into Walden, with Walden being the surviving corporation and becoming a wholly-owned subsidiary of UST (the "Affiliation"). See "THE UST MEETING -- Date, Time and Place" and " -- Purposes of the Meeting."

     This Joint Proxy Statement - Prospectus is being furnished to stockholders of Walden in connection with the solicitation of proxies by the Board of Directors of Walden (the "Walden Board") to be used at the Special Meeting to be held on Tuesday, December 17, 1996, at 11:00 a.m., at the Westford Regency Inn and Conference Center, 219 Littleton Road, Westford, Massachusetts, and at any adjournments or postponements thereof (the "Walden Meeting"). At the Walden Meeting, the holders of the common stock, par value $1.00 per share (the "Walden Common Stock"), will consider and vote upon a proposal to approve and adopt the Affiliation Agreement and the Plan of Merger and the transactions contemplated thereby. See "THE WALDEN MEETING -- Date, Time and Place" and " -- Purposes of the Meeting."

     The Affiliation Agreement and the Plan of Merger are attached hereto as APPENDIX A and B, respectively, and are incorporated herein by reference.

     This Joint Proxy Statement - Prospectus is also being furnished to holders of UST Common Stock to approve a proposal to amend UST's Restated Articles of Organization (the "UST Articles") to increase the number of authorized shares of UST Common Stock from 30,000,000 to 45,000,000. Information with respect to this proposal and additional matters to be considered at the UST Meeting is being furnished separately to the stockholders of UST in this Joint Proxy Statement - Prospectus. See "THE UST MEETING -- Purposes of the Meeting," and "THE UST MEETING -- ADDITIONAL MATTERS."

     Upon consummation of the Affiliation, each share of Walden Common Stock issued and outstanding immediately prior to the effective time of the Affiliation (other than certain shares held in Walden's treasury or held by UST, except in a fiduciary capacity, or Walden or any subsidiary thereof and shares held by dissenting stockholders who have duly perfected their rights of appraisal (the "Dissenting Shares")), will be converted into 1.9 shares of UST Common Stock. See "THE AFFILIATION -- Conversion of Shares." The transaction is subject to various conditions, including approval by the respective stockholders of UST and Walden, and approval by applicable regulatory authorities. See "THE AFFILIATION -- Regulatory Approvals Required for the Affiliation" and " -- Conditions to the Consummation of the Affiliation."

     UST Common Stock is quoted on, and transactions in UST Common Stock are effected through, the National Association of Securities Dealers Automated Quotation system ("NASDAQ") National Market. The last reported sale price of UST Common Stock on November 4, 1996, was $17.6875.

     This Joint Proxy Statement - Prospectus does not cover any resales of UST Common Stock received by stockholders of Walden upon consummation of the Affiliation, and no person is authorized to make use of this Joint Proxy Statement - Prospectus in connection with any such resale. See "THE AFFILIATION -- Resales of UST Common Stock."

     All information concerning UST contained in this Joint Proxy Statement - Prospectus has been furnished by UST, and all information concerning Walden has been furnished by Walden. UST has represented and warranted to Walden, and Walden has represented and warranted to UST, that the particular information so furnished does not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading. See "EXPERTS" with respect to the financial statements of UST and Walden. For a more complete description of the terms of the Affiliation and the Affiliation Agreement, see generally "THE AFFILIATION."

     UST has filed a Registration Statement on Form S-4 (together with its exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering a maximum of 10,611,549 shares of UST Common Stock, representing shares to be issued in connection with the Affiliation. This Joint Proxy Statement - Prospectus also constitutes the Prospectus of UST filed as a part of such Registration Statement.

     This Joint Proxy Statement - Prospectus and the form of proxy are first being mailed to stockholders of UST and Walden on or about November 12, 1996.

     The Above Matters Are Discussed In Detail In This Joint Proxy Statement - Prospectus. The Proposed Affiliation Is A Complex Transaction. Stockholders Are Strongly Urged To Carefully Read And Consider This Joint Proxy Statement - Prospectus In Its Entirety.
                            ------------------------

     THE SHARES OF UST COMMON STOCK AND THE SHARES OF WALDEN COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF UST OR WALDEN AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER FEDERAL OR STATE GOVERNMENT AGENCY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT - PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    THE DATE OF THIS JOINT PROXY STATEMENT - PROSPECTUS IS NOVEMBER 5, 1996.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.............................    1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.....................................    2
SUMMARY
     The Companies....................................................................    3
          UST.........................................................................    3
          Walden......................................................................    3
     The Affiliation..................................................................    3
     Certain Terms of the Option Agreement............................................    4
     Date, Time and Place of the UST Meeting and the Walden Meeting...................    4
     Purposes of the UST Meeting and the Walden Meeting...............................    5
          UST.........................................................................    5
          Walden......................................................................    5
     Vote Required at the UST Meeting and the Walden Meeting..........................    5
          UST.........................................................................    5
          Walden......................................................................    5
     Recommendations of the Boards and Reason for the Affiliation.....................    6
     Opinions of Financial Advisors...................................................    6
     Regulatory Approvals Required for the Affiliation................................    6
     Certain Federal Income Tax Consequences..........................................    7
     Accounting Treatment.............................................................    7
     Employee Matters.................................................................    7
     Interests of Certain Persons in the Affiliation; Indemnification and Insurance...    8
     Rights of Dissenting Stockholders................................................    8
     Comparative Rights of Stockholders...............................................    8
     Conditions to Consummation of the Affiliation....................................    8
     Conduct of Business Pending the Affiliation......................................    9
     Waiver and Amendment.............................................................    9
     Management and Operations after the Affiliation..................................    9
     Termination of the Affiliation Agreement.........................................   10
     Market and Market Prices.........................................................   10
     UST Corp. and Subsidiaries Selected Financial Data...............................   11
     Walden Bancorp, Inc. and Subsidiaries Selected Financial Data....................   12
     UST Corp. and Subsidiaries and Walden Bancorp, Inc. and Subsidiaries Pro Forma
      Combined Selected Financial Data................................................   13
     UST Capitalization...............................................................   14
     Comparative Per Share Data (Unaudited)...........................................   15
THE UST MEETING
     Date, Time and Place.............................................................   16
     Purposes of Meeting..............................................................   16
     Record Date......................................................................   16
     Proxies; Voting and Revocation...................................................   16
     Votes Required to Approve the Affiliation and Other Matters; Abstentions and
      Non-votes.......................................................................   17
     Ownership of UST Common Stock by UST Officers and Directors......................   17
THE WALDEN MEETING
     Date, Time and Place.............................................................   18
     Purposes of Meeting..............................................................   18
     Record Date......................................................................   18
     Proxies; Voting and Revocation...................................................   18
     Votes Required to Approve the Affiliation and Other Matters; Abstentions and
      Non-votes.......................................................................   18
     Ownership of Walden Common Stock by Walden Officers and Directors................   19
INFORMATION ABOUT UST.................................................................   19
     Recent Developments..............................................................   20
INFORMATION ABOUT WALDEN..............................................................   21
     Recent Developments..............................................................   21

                                                                                        PAGE
                                                                                        ----
THE AFFILIATION
     General..........................................................................   22
     Background of the Affiliation....................................................   22
     Recommendation of the UST Board; Reasons for the Affiliation.....................   25
     Recommendation of the Walden Board; Reasons for the Affiliation..................   25
     Opinion of Financial Advisor to UST..............................................   26
     Opinion of Financial Advisor to Walden...........................................   29
     Effective Time of the Affiliation; Closing Date..................................   34
     Terms of the Affiliation.........................................................   34
     Regulatory Approvals Required for the Affiliation................................   35
          Federal Reserve.............................................................   35
          Massachusetts Approval......................................................   36
     Certain Federal Income Tax Consequences..........................................   37
          General.....................................................................   37
          Effect of the Affiliation...................................................   37
          Backup Withholding..........................................................   38
     Accounting Treatment.............................................................   38
     Employee Matters.................................................................   39
     Interests of Certain Persons in the Affiliation..................................   39
     Indemnification and Insurance....................................................   40
     Rights of Dissenting Stockholders................................................   40
     NASDAQ Listing...................................................................   41
     Resales by Affiliates............................................................   41
     Conversion of Shares; Exchange of Certificates...................................   42
     Conditions to the Consummation of the Affiliation................................   44
     Conduct of Business Pending the Affiliation......................................   46
     Waiver and Amendment.............................................................   49
     Expenses.........................................................................   49
     Management and Operations after the Affiliation..................................   49
          UST.........................................................................   49
          Walden......................................................................   49
          Walden Subsidiaries.........................................................   50
     Termination of the Affiliation Agreement.........................................   50
CERTAIN TERMS OF THE STOCK OPTION AGREEMENT
     General..........................................................................   51
     Grant of Option..................................................................   51
     Triggering Events; Exercise of Option............................................   51
     Repurchase of Option.............................................................   52
     Conversion of Option.............................................................   53
     Registration Rights..............................................................   53
     Assignment of Option.............................................................   53
     Additional Provisions............................................................   54
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
     Unaudited Pro Forma Condensed Combining Balance Sheet............................   55
     Unaudited Pro Forma Condensed Combining Statements of Income.....................   57
     Notes to Unaudited Pro Forma Condensed Financial Information.....................   63
CERTAIN REGULATORY CONSIDERATIONS.....................................................   68
     General..........................................................................   68
     Dividends........................................................................   68
     Legislation and Related Matters..................................................   69
     Other Proposals..................................................................   72
DESCRIPTION OF UST CAPITAL STOCK
     General..........................................................................   73
     Common Stock.....................................................................   73
          Dividend Rights.............................................................   73
          Voting Rights...............................................................   73
          Preemptive Rights...........................................................   73
          Liquidation Rights..........................................................   73

                           [ALTERNATE UST PAGE ONLY]

          Assessments.................................................................   73
          Transfer Agent and Registrar................................................   73
          Stockholder Rights Agreement................................................   73
     Preferred Stock..................................................................   74
          General.....................................................................   74
          Dividend and Liquidation Rights.............................................   74
          Determinations to be Made by the UST Board..................................   74
          Series A Junior Participating Preferred Stock...............................   75
COMPARATIVE RIGHTS OF STOCKHOLDERS
     General..........................................................................   76
     Size and Classification of the Board of Directors................................   76
     Removal of Directors.............................................................   76
     Stockholder Nominations..........................................................   76
          UST.........................................................................   76
          Walden......................................................................   76
     Interested Transactions..........................................................   76
          UST.........................................................................   76
          Walden......................................................................   76
     Meetings of Stockholders.........................................................   77
          UST.........................................................................   77
          Walden......................................................................   77
     Stockholder Action Without A Meeting.............................................   77
          UST.........................................................................   77
          Walden......................................................................   77
     Amendment of By-laws.............................................................   77
          UST.........................................................................   77
          Walden......................................................................   77
     Required Vote for Certain Business Combinations..................................   77
          UST.........................................................................   77
          Walden......................................................................   78
     Stockholder Rights Plan..........................................................   78
          UST.........................................................................   78
          Walden......................................................................   78
     State Anti-takeover Statutes.....................................................   79
MARKET PRICES AND DIVIDENDS...........................................................   79
EXPERTS...............................................................................   79
LEGAL OPINIONS........................................................................   80
MANAGEMENT AND ADDITIONAL INFORMATION.................................................   80
SOLICITATION OF PROXIES...............................................................   80
THE UST MEETING -- ADDITIONAL MATTERS.................................................   82
     Increase In Number of Authorized Shares of UST Common Stock......................   82
STOCKHOLDER PROPOSALS.................................................................   83
APPENDIX A -- AFFILIATION AGREEMENT AND PLAN OF REORGANIZATION
APPENDIX B -- AGREEMENT AND PLAN OF MERGER
APPENDIX C -- STOCK OPTION AGREEMENT
APPENDIX D -- OPINION OF FINANCIAL ADVISOR TO UST
APPENDIX E -- OPINION OF FINANCIAL ADVISOR TO WALDEN
APPENDIX F -- INTENTIONALLY OMITTED. THIS APPENDIX APPLIES ONLY TO DISSENTING
  STOCKHOLDERS, IF ANY, OF WALDEN.

                          [ALTERNATE WALDEN PAGE ONLY]

          Assessments.................................................................   73
          Transfer Agent and Registrar................................................   73
          Stockholder Rights Agreement................................................   73
     Preferred Stock..................................................................   74
          General.....................................................................   74
          Dividend and Liquidation Rights.............................................   74
          Determinations to be Made by the UST Board..................................   74
          Series A Junior Participating Preferred Stock...............................   75
COMPARATIVE RIGHTS OF STOCKHOLDERS
     General..........................................................................   76
     Size and Classification of the Board of Directors................................   76
     Removal of Directors.............................................................   76
     Stockholder Nominations..........................................................   76
          UST.........................................................................   76
          Walden......................................................................   76
     Interested Transactions..........................................................   76
          UST.........................................................................   76
          Walden......................................................................   76
     Meetings of Stockholders.........................................................   77
          UST.........................................................................   77
          Walden......................................................................   77
     Stockholder Action Without A Meeting.............................................   77
          UST.........................................................................   77
          Walden......................................................................   77
     Amendment of By-laws.............................................................   77
          UST.........................................................................   77
          Walden......................................................................   77
     Required Vote for Certain Business Combinations..................................   77
          UST.........................................................................   77
          Walden......................................................................   78
     Stockholder Rights Plan..........................................................   78
          UST.........................................................................   78
          Walden......................................................................   78
     State Anti-takeover Statutes.....................................................   79
MARKET PRICES AND DIVIDENDS...........................................................   79
EXPERTS...............................................................................   79
LEGAL OPINIONS........................................................................   80
MANAGEMENT AND ADDITIONAL INFORMATION.................................................   80
SOLICITATION OF PROXIES...............................................................   80
STOCKHOLDER PROPOSALS.................................................................   81
APPENDIX A -- AFFILIATION AGREEMENT AND PLAN OF REORGANIZATION
APPENDIX B -- AGREEMENT AND PLAN OF MERGER
APPENDIX C -- STOCK OPTION AGREEMENT
APPENDIX D -- OPINION OF FINANCIAL ADVISOR TO UST
APPENDIX E -- OPINION OF FINANCIAL ADVISOR TO WALDEN
APPENDIX F -- TEXT OF SECTIONS 85 TO 98 OF THE MASSACHUSETTS BUSINESS CORPORATION LAW

                             AVAILABLE INFORMATION

     UST and Walden are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by UST and Walden can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, Room 1024 N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 at prescribed rates.

     This Joint Proxy Statement -- Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 (the "Registration Statement") (and exhibits thereto) which UST has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. The Registration Statement (and exhibits thereto) may be inspected at the public reference facilities of the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

     The Commission also maintains an internet site (http://www.sec.gov) that contains information regarding UST and Walden's electronic filings with the Commission. Before December 1995, The Co-operative Bank of Concord ("Concord") and The Braintree Savings Bank (known as The Bank of Braintree and herein referred to as such or "Braintree") were subject to the informational requirements of the Exchange Act and, in accordance therewith, filed reports, proxy statements and other information with the Federal Deposit Insurance Corporation ("FDIC"). Such information can be inspected at the public reference facilities maintained by the FDIC at the Registration and Disclosure Section, Federal Deposit Insurance Corporation, 1776 F Street, N.W., 6th Floor, Washington, D.C. 20006 (telephone requests for such information or copies of documents may be directed to (202) 898-8920).

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This Proxy Statement -- Prospectus contains or reflects certain forward-looking information, including without limitation certain statements under "THE AFFILIATION -- Opinion of Financial Advisor to UST," "-- Opinion of Financial Advisor to Walden," "UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION" and "NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION" regarding future performance and "INFORMATION ABOUT UST -- Recent Developments" and "CERTAIN REGULATORY CONSIDERATIONS -- Dividends" regarding the possible effect of capital requirements on the payment of dividends by UST in connection with regulatory approval of the acquisition by UST's lead banking subsidiary, USTrust, of twenty branches from The First National Bank of Boston. Moreover, UST and/or Walden may from time to time, in both written reports and oral statements by UST and Walden's senior management, express its expectations regarding future performance of UST and Walden. All forward-looking information is inherently uncertain, and shareholders of UST and Walden must recognize that actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information. Future performance of UST and Walden and their respective subsidiaries is influenced by a number of factors substantially beyond the control of UST and/or Walden, including, but not limited to: (i) changes in asset quality and resulting credit risk-related expenses, (ii) general foreign and domestic economic conditions, and adverse changes in the economy and/or the real estate market of the New England region, (iii) the monetary and fiscal policies of the United States government and federal agencies, (iv) fluctuations in market rates and pricing,
(v) changes in federal and state regulatory requirements and (vi) increased competition in the Massachusetts and Northeast banking markets.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     There are hereby incorporated by reference in this Joint Proxy Statement - Prospectus the following documents and information heretofore filed with the Commission, which documents are not presented herein or delivered herewith:

     UST's:

        1. Annual Report on Form 10-K filed for its fiscal year ended December 31, 1995;

        2.  Quarterly Reports on Form 10-Q filed since December 31, 1995;

        3.  Current Reports on Form 8-K filed since December 31, 1995; and

        4. Description of its Common Stock contained in its registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     Walden's:

        1.  Annual Report on Form 10-K for the fiscal year ended December 31,
            1995;

        2.  Quarterly Reports on Form 10-Q filed since December 31, 1995; and

        3.  Current Reports on Form 8-K filed since December 31, 1995.

     All documents subsequently filed by UST or Walden pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the UST Meeting and the Walden Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement - Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement - Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement - Prospectus.

     UST AND WALDEN WILL PROVIDE UPON REQUEST AND WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROXY STATEMENT - PROSPECTUS IS DELIVERED, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). WRITTEN REQUESTS FOR DOCUMENTS RELATING TO UST SHOULD BE DIRECTED TO ERIC R. FISCHER, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CLERK, UST CORP., 40 COURT STREET, BOSTON, MASSACHUSETTS 02108. TELEPHONE REQUESTS MAY BE DIRECTED TO MR. FISCHER AT (617) 726-7377. WRITTEN REQUESTS FOR DOCUMENTS RELATING TO WALDEN SHOULD BE DIRECTED TO LISA BERGEMANN, EXECUTIVE VICE PRESIDENT, WALDEN BANCORP, INC., 125 NAGOG PARK, ACTON, MASSACHUSETTS 01720. TELEPHONE REQUESTS MAY BE DIRECTED TO MS. BERGEMANN AT (508) 635-5000. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY OF THE DOCUMENTS, REQUESTS SHOULD BE MADE BY NOVEMBER 29, 1996.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS JOINT PROXY STATEMENT - PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UST OR WALDEN. THIS JOINT PROXY STATEMENT - PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE UST COMMON STOCK OFFERED BY THIS JOINT PROXY STATEMENT - PROSPECTUS, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, WITHIN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, WITHIN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT - PROSPECTUS NOR THE DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UST OR WALDEN SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                                    SUMMARY

     The following summary is not intended to be complete and is qualified in its entirety by reference to more detailed information contained elsewhere in this Joint Proxy Statement - Prospectus or incorporated by reference in this Joint Proxy Statement - Prospectus, or in the accompanying Appendices and the documents referred to herein. Capitalized terms which are used and not defined in this Joint Proxy Statement - Prospectus have the meaning set forth in the Affiliation Agreement.

THE COMPANIES
     UST. UST is a registered bank holding company, organized as a Massachusetts business corporation in 1967, that, through its subsidiaries is engaged in providing financial services to individuals and small- and medium-sized companies as well as trust and money management services to individuals, corporations and other organizations. As of the close of business on September 30, 1996, UST's total assets were approximately $2.03 billion and USTrust, the lead banking subsidiary of UST had over $1.92 billion or 94% of UST's consolidated assets. See "INFORMATION ABOUT UST." For a discussion of UST's recent developments including the pending acquisition of a total of twenty new branches and the pending sale of one of its bank subsidiaries, see "INFORMATION ABOUT UST -- Recent Developments."

     The executive office of UST is located at 40 Court Street, Boston, Massachusetts 02108 (Telephone (617) 726-7000).

     Walden. Walden, a registered bank holding company, is a full service commercial banking company with assets of $1 billion, headquartered in Acton, Massachusetts. Walden and its banking subsidiaries, The Co-operative Bank of Concord and The Bank of Braintree, provide financial products and services to businesses and individuals through a network of 17 banking offices throughout Eastern Massachusetts. See "INFORMATION ABOUT WALDEN."

     The executive office of Walden is located at 125 Nagog Park, Acton, Massachusetts 01720 (Telephone (508) 635-5000).

THE AFFILIATION

     The Affiliation Agreement and the Plan of Merger provide for the merger of Merger Subsidiary with and into Walden, with Walden as the surviving corporation and a wholly-owned subsidiary of UST. Except in the limited circumstance described under "THE AFFILIATION -- Terms of the Affiliation," upon the consummation of the Affiliation, each outstanding share of Walden Common Stock will be converted into 1.9 shares of UST Common Stock (the "Conversion Number"), together with a corresponding number of preferred stock purchase rights issued pursuant to the UST Rights Agreement, dated as of September 19, 1995 (the "UST Rights Agreement"), provided that the following types of shares shall not be converted (i) shares of Walden Common Stock which are held directly or indirectly by UST unless held by UST in a fiduciary capacity, (ii) shares of Walden Common Stock held as treasury shares by Walden, and (iii) Dissenting Shares. Where a holder of Walden Common Stock has shares of record represented by two or more certificates, the certificates will be aggregated.

     The Conversion Number is the product of arms' length negotiations between the respective managements of Walden and UST. In negotiating the Conversion Number, management of UST had the benefit of advice from its financial advisor, the investment banking firm of Fox-Pitt, Kelton Inc. ("Fox-Pitt, Kelton") and the management of Walden had the benefit of advice from its financial advisor, the investment banking firm of PaineWebber Incorporated ("PaineWebber"). See "THE AFFILIATION -- Opinion of Financial Advisor to UST" and "-- Opinion of Financial Advisor to Walden."

     As set forth in the Affiliation Agreement, if the average per share last reported sale prices of UST Common Stock as reported on National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market over the 10 consecutive trading days immediately preceding the date of the receipt of the last Requisite Regulatory Approval (as defined below) (the "Closing Price") is less than $13.81 and the price of UST Common Stock has declined more than 15% relative to a certain bank stock index, the

Walden Board may give written notice of its intention to terminate the Affiliation Agreement. However, in the event that Walden notifies UST of its intention to exercise its termination right pursuant to the foregoing sentence, UST may choose, as provided in the Affiliation Agreement, to increase the consideration to be paid to Walden stockholders by increasing the Conversion Number pursuant to the formula set forth in the Affiliation Agreement, in which case the Affiliation Agreement will remain in full force and effect. See "THE AFFILIATION -- Termination of the Affiliation Agreement."

     No fractional shares of UST Common Stock will be issued in the Affiliation. In lieu thereof, each holder of Walden Common Stock who otherwise would have been entitled to a fractional share of UST Common Stock will receive cash in an amount determined by multiplying such holder's fractional interest by the Closing Price.

     The "Effective Time" of the Affiliation will be the date and time at which the Articles of Merger of Walden and Merger Subsidiary become effective, as set forth in the Articles of Merger to be filed with the Secretary of the Commonwealth's office of The Commonwealth of Massachusetts. The "Closing Date" of the Affiliation will occur on the first business day after the date on which all conditions contained in Article VI of the Affiliation Agreement are satisfied or waived, or on such other date as the parties may agree upon. The Closing Date, however, shall in no event take place prior to January 10, 1997. UST and Walden have targeted the first quarter of 1997 for completion of the Affiliation. If the Affiliation is not consummated on or before June 30, 1997, the Affiliation Agreement may be terminated by either UST or Walden.

     Assuming that the number of outstanding shares of Walden Common Stock remains unchanged from November 4, 1996, and UST stock continues to trade at $13.81 or above, UST would issue 9,868,748 shares of UST Common Stock to acquire 5,194,078 outstanding shares of Walden Common Stock (assuming no exercise of outstanding Walden stock options). Under such circumstances, immediately after the Effective Time, former Walden stockholders will hold approximately 35.5% of the outstanding shares of UST Common Stock. Based on a $17.6875 last reported sale price for UST Common Stock as of November 4, 1996, the Affiliation would be valued at approximately $175 million.

CERTAIN TERMS OF THE STOCK OPTION AGREEMENT

     As a condition precedent to UST's entering into the Affiliation Agreement and the Plan of Merger, and in consideration therefor (without other consideration or monetary payment), UST and Walden entered into a Stock Option Agreement on August 30, 1996 (the "Stock Option Agreement"). The Stock Option Agreement is intended to protect UST's interest under the Affiliation Agreement upon the occurrence of certain events which may create the potential for a third party to acquire or obtain control of Walden. The Stock Option Agreement may discourage competing offers to acquire Walden by third parties other than UST or a subsidiary of UST and increase the likelihood that the Affiliation will be consummated in accordance with the terms of the Affiliation Agreement. See "CERTAIN TERMS OF THE STOCK OPTION AGREEMENT." A copy of the Stock Option Agreement is attached hereto as Appendix C.

     Pursuant to the Stock Option Agreement, Walden granted UST an option (the "Option") to purchase, under certain circumstances and subject to adjustment, up to 19.9% of the issued and outstanding fully paid and nonassessable shares of Walden Common Stock at a price of $20.50 per share. The Option is exercisable upon the occurrence of certain events that create the potential for a third party to acquire or obtain control of Walden. In lieu of exercising the Option, UST or any permitted transferee of UST can require Walden to repurchase, for a formula price, the Option or any shares of Walden Common Stock purchased upon exercise of the Option. To the best knowledge of UST and Walden, no such event which would permit exercise of the Option has occurred as of the date hereof. See "CERTAIN TERMS OF THE STOCK OPTION AGREEMENT."

DATE, TIME AND PLACE OF THE UST MEETING AND THE WALDEN MEETING

     The UST Meeting will be held on Tuesday, December 17, 1996 at 10:00 a.m., in the Auditorium located on the 12th Floor of UST's principal offices at 40 Court Street, Boston, Massachusetts 02108. The Walden Meeting will be held on Tuesday, December 17, 1996 at 11:00 a.m., at the Westford Regency Inn and Conference Center, 219 Littleton Road, Westford, Massachusetts.

PURPOSE OF THE UST MEETING AND THE WALDEN MEETING

     The UST Meeting. The UST Meeting will be held for the purposes of considering and voting on (a) a proposal to approve and adopt the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby, (b) a proposal to amend the UST Articles to increase the number of authorized shares of UST Common Stock from 30,000,000 to 45,000,000 and (c) to conduct any other business that may properly come before such meetings or any adjournments or postponements thereof. See "THE UST MEETING -- Purpose of the Meeting" and "UST MEETING -- ADDITIONAL MATTERS."

     The Walden Meeting. The Walden Meeting will be held for the purpose of considering and voting upon a proposal to approve and adopt the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby, and to conduct any other business that may properly come before such meeting or any adjournments or postponements thereof. See "THE WALDEN MEETING -- Purposes of the Meeting."

VOTE REQUIRED AT THE UST MEETING AND THE WALDEN MEETING

     The UST Board and the Walden Board have fixed the close of business on November 4, 1996 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the UST Meeting and the Walden Meeting, respectively. Only the holders of record of the outstanding shares of UST Common Stock and Walden Common Stock on the Record Date will be entitled to notice of, and to vote at, the UST Meeting and Walden Meeting, respectively. The presence, in person or by proxy, of the holders of a majority in interest of all UST Common Stock or Walden Common Stock, issued, outstanding and entitled to vote on the Record Date, is necessary to constitute a quorum at the UST Meeting and the Walden Meeting, respectively. See "THE UST MEETING -- Record Date" and "THE WALDEN MEETING -- Record Date."

     UST. The affirmative vote of the holders of at least a majority of the shares of UST Common Stock present in person, or represented by proxy, entitled to vote and voting at the UST Meeting is required to approve and adopt the Affiliation Agreement, the Plan of Merger and of the transactions contemplated thereby, including the Affiliation. The affirmative vote of the holders of at least a majority of the shares of UST Common Stock issued, outstanding and entitled to vote at the UST Meeting is required to amend the UST Articles with respect to the increase in the number of authorized shares of UST Common Stock.

     Approval of the Affiliation Agreement by the requisite vote of the holders of UST Common Stock is a condition to, and required for, consummation of the Affiliation. None of the other matters being considered at the UST Meeting must be approved by holders of UST Common Stock in order for the Affiliation to be consummated. See "THE UST MEETING -- Votes Required to Approve the Affiliation and Other Matters; Abstentions and Non-Votes" and "-- Ownership of UST Common Stock by Officers and Directors."

     As of the Record Date, 17,936,989 shares of UST Common Stock were outstanding and entitled to vote, of which approximately 2,709,831 shares, or approximately 15% were held by directors and executive officers of UST, its subsidiaries and their respective affiliates. It is expected that each such director, officer and affiliate thereof of UST will vote the UST Common Stock beneficially owned by him or her for approval of the Affiliation Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby. See "THE UST MEETING -- Ownership of UST Common Stock by Officers and Directors."

     Walden. The affirmative votes of the holders of at least two-thirds of the outstanding shares of Walden Common Stock are required to approve and adopt the Affiliation Agreement, Plan of Merger and the transactions contemplated thereby. Approval of the Affiliation Agreement by the requisite vote of the holders of Walden Common Stock is a condition to, and required for, the consummation for the Affiliation. See "THE WALDEN MEETING -- Vote Required to Approve the Affiliation; Abstentions and Non-Votes."

     As of the Record Date, 5,194,078 shares of Walden Common Stock were outstanding and entitled to vote, of which approximately 272,057 shares, or approximately 5.24% were held by directors and executive officers of Walden, its subsidiaries and their respective affiliates. In connection with the execution of the Affiliation Agreement, David E. Bradbury, President, Chief Executive Officer and Chairman of the Board of Walden, agreed in a letter to UST dated August 30, 1996, to vote or cause to be voted all of the shares of

Walden Common Stock that he beneficially owns as of the Record Date in favor of the approval of the Affiliation Agreement and the Affiliation. It is expected that each other director, executive officer or affiliate thereof of Walden will vote the Walden Common Stock beneficially owned by him or her for approval of the Affiliation Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby. See "THE WALDEN MEETING -- Ownership of Walden Common Stock by Officers and Directors."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS AND REASONS FOR THE AFFILIATION

     The UST Board and the Walden Board believe that the terms of the Affiliation Agreement and the Plan of Merger, including the Conversion Number, and the transactions contemplated thereby are fair and in the best interests of UST and its stockholders and Walden and its stockholders, respectively. The terms of the Affiliation Agreement and the Plan of Merger, including the Conversion Number, were the result of arms' length negotiations between UST and Walden. The Affiliation will be consummated only if approved by the requisite vote of the holders of UST Common Stock and Walden Common Stock. See "THE AFFILIATION -- Recommendation of the UST Board; Reasons for the Affiliation" and "-- Recommendation of Walden Board, Reasons for the Affiliation."

OPINIONS OF FINANCIAL ADVISORS

     Fox-Pitt, Kelton, UST's financial advisor, has rendered its written opinion, as of August 29, 1996, and as of the date of this Joint Proxy Statement -Prospectus, to the UST Board that, as of such dates, the Conversion Number is fair, from a financial point of view, to UST.

     PaineWebber, Walden's financial advisor, has rendered its written opinion, as of August 29, 1996, and as of the date of this Joint Proxy Statement - Prospectus, to the Walden Board that, as of such dates, the proposed consideration to be received by the holders of Walden Common Stock is fair, from a financial point of view, to such holders of Walden Common Stock.

     The opinions of Fox-Pitt, Kelton and PaineWebber, which are attached hereto as Appendix D and E, respectively, describe assumptions made, matters considered and limits of the reviews undertaken by Fox-Pitt, Kelton and PaineWebber in rendering their respective opinions, and should be read in their entirety. For further description of the opinions of Fox-Pitt, Kelton and PaineWebber, see "THE AFFILIATION -- Background of the Affiliation," "-- Recommendation of the UST Board; Reasons for the Affiliation," "-- Recommendation of the Walden Board; Reasons for the Affiliation," "-- Opinion of Financial Advisor to UST," "-- Opinion of Financial Advisor to Walden," and Appendix D and E to this Joint Proxy Statement - Prospectus.

REGULATORY APPROVALS

     Consummation of the Affiliation requires, and the obligations of UST and Walden under the Affiliation Agreement are conditioned upon, the receipt of the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Board of Bank Incorporation of The Commonwealth of Massachusetts (the "Massachusetts BBI") and such other regulatory authorities as may be required under applicable law. The Affiliation may not be consummated until thirty days after receipt of the Federal Reserve Board approval (or fifteen days in certain circumstances described more fully under "THE AFFILIATION -- Regulatory Approvals Required for the Affiliation"), during which time the United States Department of Justice (the "DOJ") may challenge the Affiliation on antitrust grounds.

     Applications requesting such approvals have been or will be filed with the Federal Reserve Board and the Massachusetts BBI. The parties' objective is to obtain the approvals of the Federal Reserve Board and the Massachusetts BBI during the first quarter of 1997, although no assurance can be given that any of such approvals will be granted, and if granted, no assurance can be given that the receipt of such approvals will occur within this time frame if at all or that such approvals would not be conditioned in a manner which would so materially adversely impact the economic or business benefits of the Affiliation as to render it inadvisable in the reasonable judgment of UST, to consummate the Affiliation. After the Effective Time, UST expects that it will apply to the applicable bank regulatory agencies to merge the Walden bank subsidiaries with a UST bank subsidiary. Regulatory approvals of such a bank level merger are not required for the approval of the Affiliation. See "THE AFFILIATION -- Regulatory Approvals Required for the Affiliation" and "-- Conditions to the Consummation of the Affiliation."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Consummation of the Affiliation is conditioned upon the delivery of opinions of counsel to UST and of a tax advisor to Walden substantially to the effect that, among other things, if consummated in accordance with the Affiliation Agreement, the Affiliation will constitute a reorganization within the meaning of Section 368 of the Code. If the Affiliation constitutes such a reorganization, for federal income tax purposes: (a) no gain or loss will be recognized by UST or by Walden as a result of the Affiliation; (b) no gain or loss will be recognized by the stockholders of Walden upon their receipt of UST Common Stock on conversion of their Walden Common Stock, except in respect of cash received in lieu of fractional shares; (c) the tax basis of the shares of UST Common Stock received by the stockholders of Walden will be the same as the tax basis of their converted Walden Common Stock, adjusted to reflect the Conversion Number and decreased by the tax basis allocated to any such fractional share interests; (d) the holding period of the UST Common Stock held by Walden stockholders will generally include the holding period of their converted Walden Common Stock; and (e) gain or loss will be recognized by the stockholders of Walden who dissent from the Affiliation, on their receipt of cash in redemption of their Walden Common Stock.

     BECAUSE CERTAIN TAX CONSEQUENCES MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH WALDEN STOCKHOLDER, EACH STOCKHOLDER SHOULD CONSULT HIS OR HER PERSONAL TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE AFFILIATION TO HIM OR HER UNDER FEDERAL, STATE, LOCAL OR OTHER APPLICABLE LAW. See "THE AFFILIATION -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     The Affiliation, if completed as proposed, will qualify as a pooling of interests for accounting purposes. The Affiliation Agreement provides, as a condition to UST's obligation to consummate the Affiliation, that both UST and Walden shall have received a letter from Arthur Andersen LLP, dated the Closing Date, to the effect that the Affiliation qualifies for pooling of interests accounting treatment under generally accepted accounting principles. See "THE AFFILIATION -- Accounting Treatment."

EMPLOYEE MATTERS

     The Affiliation Agreement further provides that in the event that any employee of Walden or any of its affiliates is transferred to UST or to any of UST's affiliates and becomes a participant in any UST employee benefit plan, program or arrangement, UST will grant such employee credit for the length of service of such employee with Walden or Walden's affiliates for purposes of eligibility to participate, vesting and eligibility for special benefits under such UST plan, program or arrangement, but not for purposes of benefit accrual. UST also has agreed to provide transferred employees with (i) the types of employee benefits maintained by UST for similarly situated employees and (ii) for a period of one year, a severance plan that is at least as favorable in the aggregate as the plan currently maintained by Walden. Employees of Walden not transferred to UST or any of its subsidiaries will receive all of the severance benefits provided for under the severance plan maintained for such employees by Walden. See "THE AFFILIATION -- Interests of Certain Persons in the Affiliation" and "-- Indemnification and Insurance."

     Officers and employees with stock options outstanding at the Effective Time under Walden stock option plans will have their options converted into options to purchase shares of UST Common Stock in accordance with the provisions of the Plan of Merger. See "THE AFFILIATION -- Management and Operations after the Affiliation," "-- Interests of Certain Persons in the Affiliation," and "-- Employee Matters."

INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION; INDEMNIFICATION AND INSURANCE

     Certain members of UST's management and the UST Board and Walden's management and the Walden Board may be deemed to have certain interests in the Affiliation above and beyond their interests as stockholders. The officers and directors of UST and certain officers and directors of Walden will be officers or directors of UST after the Affiliation. Other executive officers of Walden will receive severance payments according to their existing severance agreements with Walden. UST has agreed to honor, after the Effective Time, the indemnification policies of Walden applicable to the officers and directors of Walden with respect to acts or omissions taken prior to the Effective Time. See "THE AFFILIATION -- Management and Operations after the Affiliation" and "-- Interests of Certain Persons in the Affiliation."

     UST has also agreed to maintain for six years after the Effective Time, Walden's existing directors' and officers' liability insurance (or substitute policies that are at least as favorable as those provided by Walden) covering persons who are presently covered by Walden's corresponding insurance plan. See "THE AFFILIATION -- Indemnification and Insurance."

RIGHTS OF DISSENTING STOCKHOLDERS

     Under the Massachusetts General Laws, including in particular the Massachusetts Business Corporation Law ("MBCL"), any Walden stockholder (i) who files with Walden an objection to the Affiliation in writing before the approval of the Affiliation by the stockholders of Walden and who states in such objection that such stockholder intends to demand payment for his or her shares if the Affiliation is concluded and (ii) whose shares are not voted in favor of the Affiliation, shall be entitled to demand payment for his or her shares of Walden Common Stock and an appraisal of the value thereof, in accordance with the provisions of Sections 86 through 98 of Chapter 156B of the MBCL. UST stockholders are not entitled to appraisal rights under the MBCL in connection with, or as a result of, the Affiliation. See "THE AFFILIATION -- Rights of Dissenting Stockholders" and the relevant sections of the MBCL attached hereto as APPENDIX F.

COMPARATIVE RIGHTS OF STOCKHOLDERS

     The rights of holders of shares of UST Common Stock and Walden Common Stock currently are each governed by the Massachusetts General Laws, including in particular the MBCL, the UST Articles and By-laws of UST and the Articles of Organization ("Walden Articles") and By-laws of Walden, respectively. At the Effective Time of the Affiliation, Walden stockholders who do not exercise and perfect their statutory dissenters' rights will become UST stockholders, and their rights will be governed by the MBCL, the UST Articles and the By-laws of UST. See "COMPARATIVE RIGHTS OF STOCKHOLDERS," for a discussion of differences in the rights of the holders of Walden Common Stock and UST Common Stock.

CONDITIONS TO THE CONSUMMATION OF THE AFFILIATION

     The respective obligations of UST and Walden to consummate the Affiliation are subject to satisfaction of a number of conditions, including (a) the receipt of the requisite vote of the holders of UST Common Stock and Walden Common Stock in favor of the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby, (b) the receipt of the approval of the Affiliation by certain Federal and state regulatory authorities, (c) the receipt by UST of the opinion of Bingham, Dana & Gould LLP, and the receipt by Walden of the opinion of its tax advisor Arthur Andersen LLP or other tax advisor acceptable to Walden and UST, each opinion substantially to the effect that, if consummated in accordance with the Affiliation Agreement, the Affiliation will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and addressing such other matters relating to Federal income tax effects as UST or Walden, as the case may be, may reasonably require which are customary in such transactions, (d) the absence of any change in the business, assets, financial condition or results of operations of Walden or any of its subsidiaries or UST or any of its subsidiaries which has had or is reasonably likely to have a material adverse effect on the business, results of operation or prospects of UST or Walden, as the case may be, and its subsidiaries taken as a whole and (e) the receipt by each of UST and Walden of a letter from Arthur Andersen, LLP, to the effect that for financial reporting purposes, the Affiliation qualifies for pooling of interests accounting treatment under generally accepted accounting principles if consummated in accordance with the Affiliation Agreement.

     In addition, UST's obligation to consummate the Affiliation is subject to, among other conditions, the following: (a) the termination by Walden of its 1993 Employee Stock Purchase Plan and its Deferred Compensation Plan; (b) receipt of the Seller Affiliates Agreements (as such term is defined in the Affiliation

Agreement) executed by affiliates of Walden; (c) the absence of any action having been taken by any Federal or state governmental agency or authority which would impose any condition or restriction upon UST, Walden or any of their subsidiaries after the Affiliation (including, without limitation, requirements relating to the disposition of assets or limitations on interest rates) which would so materially adversely impact the economic or business benefits of the transactions contemplated by the Affiliation Agreement as to render inadvisable, in the reasonable judgment of UST, the consummation of the Affiliation.

     Walden's obligation to consummate the Affiliation is also subject to (a) the authorization for listing on NASDAQ of the UST Common Stock issuable in connection with the Affiliation and (b) receipt of the Buyer Affiliates Agreements (as such term is defined in the Affiliation Agreement) executed by affiliates of UST. See "THE AFFILIATION -- Conditions to the Consummation of the Affiliation."

CONDUCT OF BUSINESS PENDING THE AFFILIATION

     UST and Walden have each agreed to, and will cause their respective subsidiaries to, undertake or refrain from undertaking certain actions pending the Affiliation. In addition, UST and Walden have agreed to cooperate or coordinate with each other with respect to the taking of certain actions by either or both of them pending the Affiliation. Walden has also agreed to conduct its business in the ordinary and usual course of business consistent with past practice and to use all reasonable efforts to preserve its goodwill and its business relationships including its relationships with its depositors. For a full discussion of the provisions of the Affiliation Agreement relating to the conduct of business of UST and Walden pending the Affiliation, see "THE AFFILIATION -- Conduct of Business Pending the Affiliation."

WAIVER AND AMENDMENT

     Prior to the Effective Time, any provision of the Affiliation Agreement may be waived in writing, to the extent permitted by law, by the party entitled to the benefits of such provision. In addition, to the extent permitted by the Massachusetts General Laws, the Affiliation Agreement may be amended at any time upon the written agreement of Walden and UST without the approval of their stockholders, except that any amendment which reduces the amount of or changes the form of consideration to be delivered to the stockholders of Walden may not be made after the Walden Meeting without requisite Walden stockholder approval. See "THE AFFILIATION -- Waiver and Amendment."

MANAGEMENT AND OPERATIONS AFTER THE AFFILIATION

     From and after the Effective Time the UST Board will be expanded by three members. Mr. Bradbury, presently the Chairman of the Board, President and Chief Executive Officer of Walden, and two other individuals selected by Walden, and approved by UST, will be elected by the UST Board as directors of UST to fill existing vacancies on the UST Board. So long as Mr. Bradbury is a director of UST, he will be entitled to be a member of the UST Steering Committee.

     The officers and directors of the Merger Subsidiary immediately prior to the Effective Time will serve as the officers and directors of Walden after the Effective Time of the Affiliation. At the Effective Time, subject to UST's rights as sole stockholder of Walden and unless such bank subsidiaries merge with UST's bank subsidiaries as provided for below, the board of directors of the bank subsidiaries of Walden will be those directors which UST has elected to serve as directors of such bank subsidiaries and any additional persons designated by UST prior to the Effective Time. At the written request of UST, Walden has agreed to take or cause to be taken all necessary actions to effectuate the eventual mergers of each of its bank subsidiaries with a UST banking subsidiary as soon as practicable after the Effective Time. In the event of such merger of the bank subsidiaries, Mr. Bradbury and the two other individuals selected by Walden and elected to the UST Board will become directors of the surviving subsidiary bank. See "THE AFFILIATION -- Management and Operations after the Affiliation."

TERMINATION OF THE AFFILIATION AGREEMENT

     The Affiliation Agreement may be terminated and the Affiliation abandoned at any time prior to the Effective Time, whether before or after the requisite approval of Walden's stockholders, under the following circumstances: (a) by mutual written consent of Walden and UST authorized by their respective Boards of Directors; (b) by either Walden or UST (i) at any time after June 30, 1997, (ii) if any application for regulatory approval has been denied and such denial has become final and unappealable, or (iii) if the stockholders of UST or Walden fail to approve the Affiliation at the UST Meeting or the Walden Meeting, respectively, provided in any such case that the terminating party is not then in material breach of the Affiliation Agreement or the Stock Option Agreement; (c) by the Walden Board or the UST Board (i) in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained in the Affiliation Agreement or Stock Option Agreement which is not cured within 45 days' written notice to the breaching party, or (ii) in the event that any condition necessary for consummation of the Affiliation cannot be satisfied by June 30, 1997 provided, in either case, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Affiliation Agreement or Stock Option Agreement; or (d) by the Walden Board if the Closing Price (as defined in "THE AFFILIATION -- Termination of the Affiliation Agreement") is less than $13.81 and the price of UST Common Stock has declined more than 15% relative to a certain bank stock index. However, in the event that Walden notifies UST of its intention to exercise its termination right pursuant to the provisions of clause (d) above, UST may choose to increase the consideration to be paid to Walden stockholders by increasing the Conversion Number pursuant to the formula set forth in the Affiliation Agreement in which case the Affiliation Agreement will remain in full force and effect.

MARKET AND MARKET PRICES

     Transactions with respect to UST Common Stock and Walden Common Stock are quoted on NASDAQ. The Affiliation Agreement provides, as a condition to Walden's obligations to consummate the Affiliation, that the shares of UST Common Stock issuable in connection with the Affiliation shall have been authorized for listing on NASDAQ upon official notice of issuance. See "THE AFFILIATION -- Conditions to the Consummation of the Affiliation." The information set forth in the table below presents: (a) the last reported sale prices for UST Common Stock and Walden Common Stock on NASDAQ on August 29, 1996, the business day immediately preceding the public announcement of the Affiliation, and November 4, 1996; and (b) the Walden Common Stock equivalent per share price as of August 29, 1996, and November 4, 1996, the last practicable date prior to the mailing of this Joint Proxy Statement - Prospectus, calculated by multiplying the last reported sale price of UST Common Stock on NASDAQ on such dates by the Conversion Number:

                                                                             WALDEN
                                                  UST         WALDEN       EQUIVALENT
                                                 COMMON       COMMON       PER SHARE
                   PRICE PER SHARE AT            STOCK         STOCK         PRICE
          ------------------------------------  --------      -------      ----------
          August 29, 1996.....................  $ 16.25       $20.50         $30.88
          November 4, 1996....................  $17.6875      $32.375        $33.61

     No assurance can be given as to what the market price of UST Common Stock will be if and when the Affiliation is consummated or when the shares of UST Common Stock are actually issued in the Affiliation.

                           UST CORP. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected condensed historical consolidated financial data of UST. The table is based on and should be read in conjunction with UST's historical financial statements and notes thereto incorporated by reference in this Joint Proxy Statement - Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE." Interim unaudited data for the nine months ended September 30, 1996 and 1995, reflect, in the opinion of management of UST, all adjustments necessary for a fair presentation of such data. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year or any other interim period.

                                             NINE MONTHS
                                                ENDED
                                            SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          1996         1995         1995         1994         1993         1992         1991
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                     (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Interest Income......................  $  114,391   $  110,015   $  147,969   $  132,312   $  140,628   $  157,024   $  221,493
Interest Expense.....................      44,708       38,224       52,535       40,213       47,944       68,970      134,640
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income..................      69,683       71,791       95,434       92,099       92,684       88,054       86,853
Provision for possible loan losses...     (18,600)      11,290       13,090       24,281       68,427       42,245       53,712
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after provision
  for possible loan losses...........      88,283       60,501       82,344       67,818       24,257       45,809       33,141
Noninterest income...................      23,095       22,800       29,970       30,334       36,723       42,359       43,636
Noninterest expense..................      67,828       66,568       88,187       91,355       93,341       95,820       89,322
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes....      43,550       16,733       24,127        6,797      (32,361)      (7,652)     (12,545)
Income tax provision (benefit).......      17,251        6,274        9,169        2,051      (11,511)      (2,931)      (4,598)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before change in
  accounting method..................      26,299       10,459       14,958        4,746      (20,850)      (4,721)      (7,947)
Cumulative effect of change in
  accounting method (a)..............                                                             750
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $   26,299   $   10,459   $   14,958   $    4,746   $  (20,100)  $   (4,721)  $   (7,947)
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
Income (loss) before accounting
  change.............................       $1.45        $0.58        $0.83        $0.27       $(1.36)      $(0.34)      $(0.58)
Net income (loss)....................        1.45         0.58         0.83         0.27        (1.31)       (0.34)       (0.58)
Cash dividends declared..............        0.21                      0.05                                                0.15
Weighted average shares..............      18,179       18,030       18,068       17,780       15,362       13,984       13,794
END OF PERIOD BALANCES:
Total assets.........................  $2,031,648   $1,888,498   $1,969,088   $1,803,232   $2,044,266   $2,178,061   $2,365,193
Loans receivable, net................   1,317,590    1,202,642    1,272,077    1,276,683    1,348,923    1,504,806    1,684,772
Reserve for possible loan losses.....      41,411       61,846       56,029       64,088       64,465       50,478       50,100
Deposits.............................   1,496,812    1,491,822    1,512,737    1,490,806    1,640,798    1,791,931    1,998,462
Funds borrowed (b)...................     314,134      207,956      243,105      168,953      240,554      220,658      204,952
Stockholders' investment.............     190,101      165,306      173,668      132,634      152,819      143,880      146,494
Shares used in book value
  calculation........................      18,066       17,849       17,995       17,763       17,498       14,037       13,903
Book value per share.................  $    10.52   $     9.26   $     9.65   $     7.47   $     8.73   $    10.25   $    10.54
CONSOLIDATED RATIOS: (c)
Net income (loss) to average assets
  (d)................................        1.77%        0.77%        0.81%        0.25%       (0.98%)      (0.21%)      (0.30%)
Net income (loss) to average
  stockholders' investment (d).......       19.53%        8.65%        9.14%        3.12%      (14.04%)      (3.20%)      (5.29%)
Stockholders' investment to total
  assets.............................         9.4%         8.8%         8.8%         7.4%         7.5%         6.6%         6.2%
Reserve for possible loan losses to
  period end loans...................         3.0%         4.9%         4.4%         5.0%         4.8%         3.4%         3.0%
                                                                                                                             not
Dividend payout ratio (d)............        14.5%                      6.0%                                              meaningful

---------------

(a) Reflects cumulative effect of change in method of accounting for income taxes.
(b) Includes federal funds purchased, repurchase agreements, short-term and other borrowings.
(c) Results for interim periods have been annualized.
(d) Based on income before cumulative changes in accounting principle.

                     WALDEN BANCORP, INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected condensed historical consolidated financial data of Walden. The table is based on and should be read in conjunction with Walden's historical financial statements and notes thereto incorporated by reference in this Joint Proxy Statement - Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE." Interim unaudited data for the nine months ended September 30, 1996 and 1995, reflect, in the opinion of management of Walden, all adjustments necessary for a fair presentation of such data. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year or any other interim period.

                                                   NINE MONTHS
                                               ENDED SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                              ---------------------   -------------------------------------------------------
                                                 1996        1995        1995       1994(D)      1993       1992       1991
                                              ----------   --------   ----------    --------   --------   --------   --------
                                                        (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Interest Income.............................  $   55,820   $ 52,903   $   70,953    $ 60,311   $ 56,822     60,856     68,365
Interest Expense............................      26,543     24,484       33,027      24,618     23,609     30,626     45,079
                                              ----------   --------   ----------    --------   --------   --------   --------
Net interest income.........................      29,277     28,419       37,926      35,693     33,213     30,230     23,286
Provision for possible loan losses..........         926        775        1,025       1,200      3,000      4,730      6,994
                                              ----------   --------   ----------    --------   --------   --------   --------
Net interest income after provision for
  possible loan losses......................      28,351     27,644       36,901      34,493     30,213     25,500     16,292
Noninterest income..........................       5,049      5,309        8,728       7,668      9,426      7,344         58
Noninterest expense.........................      19,339     20,937       30,633(e)   27,778     25,355     23,454     24,537
                                              ----------   --------   ----------    --------   --------   --------   --------
Income (loss) before income taxes...........      14,061     12,016       14,996      14,383     14,284      9,390     (8,187)
Income tax provision (benefit)..............       5,206      4,575        5,697       4,895      4,513      2,655       (786)
                                              ----------   --------   ----------    --------   --------   --------   --------
Income (loss) before change in accounting
  method....................................       8,855      7,441        9,299       9,488      9,771      6,735     (7,401)
Cumulative effect of change in accounting
  method (b)................................                                                      2,000
                                              ----------   --------   ----------    --------   --------   --------   --------
Net income (loss)...........................  $    8,855   $  7,441   $    9,299    $  9,488   $ 11,771   $  6,735   $(7,401)
                                              ==========   ========   ==========    ========   ========   ========   ========
PER SHARE DATA:
Income (loss) before accounting change......       $1.65      $1.40        $1.74       $1.79      $1.87      $1.36     $(1.48)
Net income (loss)...........................        1.65       1.40         1.74        1.79       2.26       1.36      (1.48)
Cash dividends declared.....................        0.46       0.32         0.45        0.29       0.06
Weighted average shares.....................       5,377      5,322        5,352       5,289      5,214      5,032      4,993
END OF PERIOD BALANCES:
Total assets................................  $1,049,393   $982,111   $1,024,731    $977,977   $847,687   $805,542   $780,814
Loans receivable, net.......................     621,847    634,452      648,265     626,656    517,878    496,555    500,819
Reserve for possible loan losses............      11,332     11,962       12,091      11,024     10,543     10,031     11,421
Deposits....................................     759,412    785,594      769,564     764,678    692,391    700,054    706,555
Funds borrowed (c)..........................     181,325     92,881      147,324     117,848     65,706     29,461      5,511
Stockholders' investment....................      95,049     91,081       93,389      81,530     76,314     63,418     56,429
Shares used in book value calculation.......       5,115      5,183        5,261       5,128      5,060      5,001      4,987
Book value per share........................  $    18.58   $  17.57   $    17.75    $  15.90   $  15.08   $  12.68   $  11.28
CONSOLIDATED RATIOS: (f)
Net income (loss) to average assets (a).....        1.15%      1.02%        0.95%       1.04%      1.18%      0.85%     (0.93%)
Net income (loss) to average stockholders'
  investment (a)............................       12.41%     11.37%       10.58%      11.73%     13.60%     11.29%    (12.48%)
Stockholders' investment to total assets....         9.1%       9.3%         9.1%        8.3%       9.0%       7.9%       7.2%
Reserve for possible loan losses to period
  end loans.................................         1.8%       1.9%         1.9%        1.8%       2.0%       2.0%       2.3%
Dividend payout ratio (a)...................        27.9%      22.9%        28.2%       16.2%       3.2%        --         --

---------------

(a) Based on income before cumulative effect of change in accounting principle.
(b) Reflects cumulative effect of change in method of accounting for income taxes.
(c) Includes federal funds purchased, repurchase agreements, short-term and other borrowings and subordinated debenture.
(d) Includes the operating results of the former Depositors Trust Company from the June 4, 1994 acquisition date.
(e) Includes nonrecurring merger related costs of $2.4 million in 1995 in connection with the formation of Walden.
(f) Results for interim periods have been annualized.

                           UST CORP. AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES
                   PRO FORMA COMBINED SELECTED FINANCIAL DATA

     The following table sets forth certain unaudited combined condensed financial information from the Unaudited Condensed Pro Forma Combined Statements of Income for the nine months ended September 30, 1996 and 1995 and the three years ended December 31, 1995, 1994 and 1993, and the Unaudited Pro Forma Condensed Combining Balance Sheet at September 30, 1996. The UST and Walden combined results of operations gives effect to UST's proposed acquisition of Walden as a pooling of interests, as if such transaction had been completed as of the beginning of each of the periods indicated. The summary unaudited financial information should be read in conjunction with the Pro Forma Financial Information and related notes thereto presented elsewhere in this Proxy Statement - Prospectus and the consolidated financial statements and related notes incorporated by reference. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION."

                                                          NINE MONTHS
                                                      ENDED SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                                   -------------------------       --------------------------------------
                                                      1996            1995           1995           1994           1993
                                                   ----------       --------       --------       --------       --------
                                                              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:(b)(c)
Interest Income..................................  $  170,211       $162,918       $218,922       $192,623       $197,450
Interest Expense.................................      71,251         62,708         85,562         64,831         71,553
                                                   ----------       --------       --------       --------       --------
Net interest income..............................      98,960        100,210        133,360        127,792        125,897
Provision for possible loan losses...............     (17,674)        12,065         14,115         25,481         71,427
                                                   ----------       --------       --------       --------       --------
Net interest income after provision for possible
  loan losses....................................     116,634         88,145        119,245        102,311         54,470
Noninterest income...............................      28,144         28,016         38,698         38,002         46,149
Noninterest expense..............................      87,167         87,412        118,820        119,133        118,696
                                                   ----------       --------       --------       --------       --------
Income (loss) before income taxes................      57,611         28,749         39,123         21,180        (18,077)
Income tax provision (benefit)...................      22,457         10,849         14,866          6,946         (6,998)
                                                   ----------       --------       --------       --------       --------
Income (loss) before change in accounting
  method.........................................  $   35,154       $ 17,900       $ 24,257       $ 14,234       $(11,079)
                                                   ==========       ========       ========       ========       ========
PER SHARE DATA:
Income (loss) before accounting change...........  $     1.24       $   0.64       $   0.86       $   0.51       $  (0.44)
Cash dividends declared..........................        0.22           0.06           0.12           0.05           0.01
Weighted average shares..........................      28,396         28,142         28,237         27,829         25,269
SEPTEMBER 30, 1996 PRO FORMA BALANCES:
Total assets.....................................  $3,725,409
Loans receivable, net of unearned................   2,382,840
Reserve for possible loan losses.................      50,360
Deposits.........................................   3,018,207
Funds borrowed (a)...............................     389,753
Stockholders' investment.........................     277,607
Shares used in book value calculation............      27,785
Book value per share.............................  $     9.99

---------------

(a) Includes federal funds purchased, repurchase agreements, short-term and other borrowings and subordinated debt.
(b) The effect of an estimated $13.5 million pre-tax charge to be taken in connection with the proposed acquisition has not been reflected in the above results of operation since it is nonrecurring, nor do the pro forma results of operation give effect to any anticipated cost savings to be realized in connection with the acquisition.
(c) The effect of the purchase of twenty branches from The First National Bank of Boston and its parent company, Bank of Boston Corporation entered into on June 18, 1996 and the sale of UST's Connecticut banking subsidiary, UST Bank/Conn for cash are not included in the above results of operations. See "INFORMATION ABOUT UST -- Recent Developments" for a description of the Branch Purchase and the pending sale of UST Bank/Conn. See "UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION -- Notes to Pro Forma Combined Financial Information" for a discussion of the impact of the Branch Purchase and sale of UST Bank/Conn on the results of operation.

                               UST CAPITALIZATION

     The following table sets forth the capitalization of UST and its subsidiaries at September 30, 1996, and the capitalization of UST and its subsidiaries adjusted to give effect to the merger of Merger Subsidiary with and into Walden. The table also gives effect to the pending purchase of twenty branches from The First National Bank of Boston and its parent company, Bank of Boston Corporation, entered into on June 18, 1996 (the "Branch Purchase") and the sale of UST's Connecticut banking subsidiary, UST Bank/Connecticut ("UST/Conn") for cash pursuant to an agreement with HUBCO, Inc. entered into on August 15, 1996. See "INFORMATION ABOUT UST -- Recent Developments" for a description of the Branch Purchase and the pending sale of UST/Conn. This information should be read in conjunction with the historical consolidated financial statements of UST and Walden, including the respective notes thereto, which are incorporated by reference in this Joint Proxy Statement - Prospectus, and in conjunction with the Unaudited Pro Forma Condensed Combined Balance Sheet, including the Notes thereto, appearing elsewhere in this Joint Proxy Statement - Prospectus, and in conjunction with the Unaudited Pro Forma Condensed Combining Balance Sheet, including the Notes thereto, appearing elsewhere in this Joint Proxy Statement - Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION."

                                          UST          WALDEN        PRO FORMA      BRANCH          SALE        PRO FORMA
           (IN THOUSANDS)              HISTORICAL    ADJUSTMENTS      COMBINED     PURCHASE       UST/CONN       COMBINED
                                       ----------    -----------     ----------    ---------     ----------     ----------
Deposits............................   $1,496,812       759,412(a)   $2,256,224    $ 860,000(c)  $ (98,017 )(d) $3,018,207
Short-term borrowings...............      314,134        79,899(a)     394,033      (100,000)(e)    (5,706 )(d)   288,327
Other borrowings....................                    101,426(a)     101,426                                    101,426
                                       ----------      --------      ----------    ---------     ---------      ----------
Total deposits and borrowings.......   $1,810,946       940,737      $2,751,683    $ 760,000     $(103,723 )    $3,407,960
                                       ==========      ========      ==========    =========     =========      ==========
Stockholders' Investment:
    Preferred stock $1 par value;
        Authorized - 4,000,000
          shares;
        Outstanding - None
    Common stock $.625 par value;
        Authorized - 30,000,000
          shares;
        Shares issued or to
        be outstanding (Note 4).....   $   11,205     $   6,074(a)   $  17,279                                  $  17,279
    Additional paid-in Capital......       74,746        (4,923)(a)    107,937                                    107,937
                                                         38,114(a)
    Retained earnings...............      108,054        56,505(a)     155,459     $  (2,820)(c) $   4,377 (d)    157,016
                                                         (9,100)(b)
    Unrealized loss on securities
        available-for-sale, net of
          tax.......................       (4,339)         (721)(a)     (5,060 )                                   (5,060 )
    Deferred compensation and
      other.........................          435                          435                                        435
                                       ----------      --------      ----------    ---------     ---------      ----------
    Total stockholders'
      investment....................   $  190,101     $  85,949      $ 276,050     $  (2,820)    $   4,377      $ 277,607
                                       ==========      ========      ==========    =========     =========      ==========

---------------

(a) Reflects the combination of Walden deposits, borrowings and stockholders' investment with UST and the issuance of 1.9 shares of UST Common Stock in exchange for, and the cancellation of, each outstanding share of Walden Common Stock. The difference between the par value of the Common Stock to be issued ($.625 per share) and the par value of the Walden Common Stock to be acquired ($1.00 per share) has been charged to Additional paid-in capital.

(b) Reflects an estimated one-time after-tax charge of $9.1 million ($13.5 million pre-tax), to be taken by UST in connection with the Merger, at a 40% tax rate, after excluding $2.5 million of nondeductible expense.

(c) Reflects the assumption of an estimated $860 million of deposits and an estimated one-time after-tax charge of $2.8 million, ($4.7 million pre-tax), to be taken by UST in connection with the Branch Purchase, at a 40% tax rate.

(d) Reflects the elimination of deposits and borrowings in connection with the sale of UST/Conn and the recognition of an estimated $6.7 million pre-tax gain, net of a 35% tax provision of $2.4 million which is recorded in other liabilities.

(e) Reflects a reduction in interest bearing liabilities using a portion of the net cash to be received in the Branch Purchase.

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     The following table shows unaudited comparative per share data for UST and Walden on a historical and pro forma basis after giving effect to the Affiliation, using the pooling-of-interests method of accounting. The information should be read in conjunction with the consolidated historical financial statements and notes thereto of UST and Walden which are incorporated by reference in this Joint Proxy Statement - Prospectus, and the unaudited pro forma condensed financial information, including notes thereto, which appear elsewhere in this Proxy Statement - Prospectus. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations which would have been realized had the Affiliation been consummated during the periods or as of the dates for which the pro forma data is presented. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION."

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                            ------------------------    --------------------------------
                                               1996          1995         1995        1994        1993
                                            ----------    ----------    --------    --------    --------
PER SHARE OF UST COMMON STOCK:
Income (loss) before change in accounting
  method:
     Historical...........................    $ 1.45        $ 0.58       $ 0.83      $ 0.27      $(1.36)
     Pro forma UST and Walden.............      1.24          0.64         0.86        0.51       (0.44)
Cash dividends declared:
     Historical...........................      0.21                       0.05
Book value (as of period end):
     Historical...........................     10.52          9.26         9.65        7.47        8.73
     Pro forma UST and Walden.............      9.94          9.26         9.54        7.79        8.45
     Pro forma UST, Walden, Branch
       Purchase and sale of UST
       Bank/Connecticut...................      9.99
PER SHARE OF WALDEN COMMON STOCK:
Income (loss) before change in accounting
  method:
     Historical...........................      1.65          1.40         1.74        1.79        1.87
     Pro forma equivalent.................      2.35          1.21         1.63        0.97       (0.83)
Cash dividends declared:
     Historical...........................      0.46          0.32         0.45        0.29        0.06
     Pro forma equivalent.................      0.42          0.11         0.23        0.10        0.02
Book value (as of period end):
     Historical...........................     18.58         17.57        17.75       15.90       15.08
     Pro forma equivalent.................     18.88         17.59        18.13       14.79       16.06
     Pro forma UST, Walden, Branch
       Purchase and sale of UST
       Bank/Connecticut...................     18.98

                                THE UST MEETING

DATE, TIME AND PLACE

     This Joint Proxy Statement - Prospectus is being furnished to holders of UST Common Stock in connection with the solicitation of proxies by the Board of Directors of UST for use at the UST Meeting. The UST Meeting is scheduled to be held on Tuesday, December 17, 1996 at 10:00 a.m., in the Auditorium located on the 12th Floor of UST's principal offices at 40 Court Street, Boston, Massachusetts 02108.

PURPOSES OF THE MEETING

     The UST Meeting will be held for the purposes of considering and voting upon proposals to (i) approve and adopt the Affiliation Agreement, the Plan of Merger and each of the transactions contemplated thereby, (ii) approve the amendment to the UST Articles to increase the number of authorized shares of UST Common Stock from 30,000,000 to 45,000,000, and (iii) to transact such other business as may properly come before such meeting, or any adjournments or postponements thereof. With the exception of these matters, the management of UST knows of no other matters at this time to be brought before the UST Meeting. For additional information with respect to the amendment of the UST Articles, see "UST MEETING -- ADDITIONAL MATTERS" which is included in the Joint Proxy Statement - Prospectus to be delivered to UST stockholders only.

     THE UST BOARD UNANIMOUSLY RECOMMENDS THAT UST STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE AFFILIATION AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY AND FOR THE PROPOSED AMENDMENTS TO THE UST ARTICLES.

RECORD DATE

     The UST Board has fixed the close of business on November 4, 1996, as the record date (the "Record Date"). Only the holders of outstanding shares of UST Common Stock on the Record Date are entitled to notice of, and to vote at, the UST Meeting. As of the Record Date, there were issued and outstanding 17,936,989 shares of UST Common Stock entitled to vote. The presence, in person or by proxy, of a majority in interest of all shares of UST Common Stock issued, outstanding and entitled to vote as of the Record Date is necessary to constitute a quorum at the UST Meeting.

PROXIES; VOTING AND REVOCATION

     Each common stockholder is entitled to one vote, in person or by proxy, for each share of UST Common Stock held of record in his or her name at the close of business on the Record Date. Shares of UST Common Stock represented by a properly executed proxy received prior to the vote at the UST Meeting and not revoked will be voted as directed in the proxy. If a proxy is submitted and no direction is indicated, the proxy will be voted FOR the approval and adoption of the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby; FOR the amendment to the UST Articles; and in such manner as management's proxyholders shall decide in accordance with their best judgment on such other matters as may properly come before the UST Meeting.

     Any stockholder giving a proxy prior to the UST Meeting has the right to revoke it prior to its exercise by delivering a written notice to Eric R. Fischer, Esq., Executive Vice President, General Counsel and Clerk of UST, 40 Court Street, Boston, Massachusetts 02108, or by returning a duly executed proxy bearing a later date, or by attending the UST Meeting, notifying the Clerk and voting in person. Any stockholder of record attending the UST Meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without duly notifying the Clerk) of a stockholder at the UST Meeting will not constitute revocation of a previously given proxy. In addition, stockholders whose shares of UST Common Stock are not registered in their own name will need additional documentation from the record holder of such shares to vote personally at the UST Meeting. See also "SOLICITATION OF PROXIES."

VOTES REQUIRED TO APPROVE THE AFFILIATION AND OTHER MATTERS; ABSTENTIONS AND NON-VOTES

     The affirmative vote of the holders of at least a majority of the shares of UST Common Stock present in person, or represented by proxy, entitled to vote and voting at the UST Meeting is required to approve and adopt the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby. The affirmative vote of the holders of at least a majority of the shares of UST Common Stock issued, outstanding and entitled to vote at the UST Meeting is required to amend the UST Articles with respect to the increase in the number of authorized shares of UST Common Stock. Abstentions and broker non-votes will be treated as shares present or represented at the UST Meeting for quorum purposes. Abstentions and broker non-votes will be disregarded with respect to the vote to approve the Affiliation Agreement, Plan of Merger and the transactions contemplated thereby (i.e., they will not be considered shares entitled to vote or voted for or against this proposal). With respect to the proposal to amend the UST Articles, both abstentions and broker non-votes will have the effect of votes against this proposal. (A "broker non-vote" occurs when a registered broker holding a customer's shares in the name of the broker has not received voting instructions on a matter from the customer and is barred by stock exchange rules from exercising discretionary authority to vote on the matter, which the broker indicates on the proxy.) Approval of the Affiliation Agreement by the requisite vote of the holders of UST Common Stock is a condition to and required for the consummation of the Affiliation. None of the other matters being considered at the UST Meeting must be approved by the holders of UST Common Stock in order for the Affiliation to be consummated.

     In the event that there are not sufficient votes to approve the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby, or any other proposal, at the time of the UST Meeting, the persons present or named as proxies by a stockholder may propose and vote for one or more adjournments of the UST Meeting to permit further solicitation of proxies. The UST Meeting may be adjourned by a majority of the votes present.

     In the event that the required vote for approval by the stockholders of UST is not obtained, the Affiliation Agreement may be terminated by either Walden or UST, provided that the terminating party is not then in material breach of the Affiliation Agreement or Stock Option Agreement. If the Affiliation Agreement is terminated because of the failure to obtain the requisite stockholder approval, the Affiliation Agreement and the Plan of Merger shall become null and void and there shall be no liability on the part of Walden or UST or their respective officers or directors to the other, except as specifically provided in the Affiliation Agreement attached as Appendix A to this Joint Proxy Statement - Prospectus. See "THE AFFILIATION -- Termination of the Affiliation Agreement."

OWNERSHIP OF UST COMMON STOCK BY OFFICERS AND DIRECTORS

     As of the Record Date, 17,936,989 shares of UST Common Stock were outstanding and entitled to vote, of which 2,709,831 shares, representing approximately 15% of the shares issued and outstanding were beneficially owned by directors and officers of UST and their respective affiliates. It is expected that each such director, officer and affiliate thereof will vote the UST Common Stock beneficially owned by him or her for approval of the Affiliation Agreement, the Plan of Merger and each of the transactions contemplated thereby. It has not come to UST's attention that any such officer and affiliate thereof will vote otherwise than for approval of the Affiliation Agreement, the Plan of Merger and each of the transactions contemplated thereby.

                               THE WALDEN MEETING

DATE, TIME AND PLACE

     This Joint Proxy Statement - Prospectus is being furnished to holders of Walden Common Stock in connection with the solicitation of proxies by the Board of Directors of Walden for use at the Walden Meeting. The Walden Meeting is scheduled to be held on Tuesday, December 17, 1996 at 11 a.m., at the Westford Regency Inn and Conference Center, 219 Littleton Road, Westford, Massachusetts.

PURPOSES OF THE MEETING

     The Walden Meeting will be held for the purposes of considering and voting upon (i) a proposal to approve and adopt the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby and (ii) such other matters as may properly come before such meeting, or any adjournments or postponements thereof. The Board of Directors of Walden knows of no other matters at this time to be brought before the Walden Meeting.

     THE WALDEN BOARD UNANIMOUSLY RECOMMENDS THAT WALDEN STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE AFFILIATION AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY.

RECORD DATE

     The Walden Board has fixed the close of business on November 4, 1996, as the record date (the "Record Date"). Only the holders of outstanding shares of Walden Common Stock on the Record Date are entitled to notice of, and to vote at, the Walden Meeting. As of the Record Date, there were issued and outstanding 5,194,078 shares of Walden Common Stock entitled to vote. The presence, in person or by proxy, of a majority in interest of all shares of Walden Common Stock issued, outstanding and entitled to vote as of the Record Date is necessary to constitute a quorum at the Walden Meeting.

PROXIES; VOTING AND REVOCATION

     Each stockholder is entitled to one vote, in person or by proxy, for each share of Walden Common Stock held of record in his or her name at the close of business on the Record Date. Shares of Walden Common Stock represented by a properly executed proxy received prior to the vote at the Walden Meeting and not revoked will be voted as directed in the proxy. If a proxy is submitted and no direction is indicated, the proxy will be voted FOR the approval and adoption of the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby, and in such manner as management's proxyholders shall decide on such other matters as may properly come before the Walden Meeting.

     Any stockholder giving a proxy prior to the Walden Meeting has the right to revoke it prior to its exercise by delivering a written notice to Josiah S. Cushing, Clerk of Walden, 125 Nagog Park, Acton, Massachusetts 01720, or by returning a duly executed proxy bearing a later date, or by attending the Walden Meeting, notifying the Clerk and voting in person. Any stockholder of record attending the Walden Meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without duly notifying the Clerk) of a stockholder at the Walden Meeting will not constitute revocation of a previously given proxy. In addition, stockholders whose shares of Walden Common Stock are not registered in their own name will need additional documentation from the record holder of such shares to vote personally at the Walden Meeting. See also "SOLICITATION OF PROXIES."

VOTE REQUIRED TO APPROVE THE AFFILIATION; ABSTENTIONS AND NON-VOTES

     The affirmative vote of the holders of at least two-thirds of the outstanding shares of Walden Common Stock entitled to vote at the Walden Meeting is required to approve and adopt the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby. Abstentions and broker non-votes will be treated as shares present or represented at the Walden Meeting for quorum purposes. Abstentions and broker non-votes will have the effect of votes against the approval of the Affiliation Agreement, Plan of Merger and the transactions contemplated thereby. (A "broker non-vote" occurs when a registered broker holding a customer's shares in the name of the broker has not received voting instructions on a matter from the customer and is barred from exercising discretionary authority to vote on the matter, which the broker indicates on the proxy.)

     In the event that there are not sufficient votes to approve the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby, or any other proposal, at the time of the UST Meeting, the persons present or named as proxies by a stockholder may propose and vote for one or more adjournments of the UST Meeting to permit further solicitation of proxies. The Walden Meeting may be adjourned by a majority of the votes present.

     In the event that the required vote for approval by the stockholders of Walden is not obtained, the Affiliation Agreement may be terminated by either Walden or UST, provided that the terminating party is not then in material breach of the Affiliation Agreement or Stock Option Agreement. If the Affiliation Agreement is terminated because of the failure to obtain the requisite stockholder approval, the Affiliation Agreement and the Plan of Merger shall become null and void and there shall be no liability on the part of Walden or UST or their respective officers or directors to the other, except as specifically provided in the Affiliation Agreement attached as Appendix A to this Joint Proxy Statement - Prospectus or as may be required by law. See "THE AFFILIATION -- Termination of the Affiliation Agreement."

OWNERSHIP OF WALDEN COMMON STOCK BY OFFICERS AND DIRECTORS

     As of the Record Date, 5,194,078 shares of Walden Common Stock were outstanding and entitled to vote, of which approximately 272,057 shares, representing approximately 5.24% of the shares issued and outstanding were beneficially owned by directors and executive officers of Walden and their respective affiliates. In connection with the Affiliation Agreement, Mr. Bradbury, President, Chief Executive Officer and Chairman of the Board, agreed in a letter agreement with UST to vote all of the shares of Walden Common Stock beneficially owned by him as of the Record Date in favor of the approval of the Affiliation Agreement and the Affiliation, and against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination involving Walden or any of its subsidiaries with any person or entity other than UST or any subsidiary of UST. It is expected that each other director, executive officer and affiliate thereof will vote the Walden Common Stock beneficially owned by him or her for approval of the Affiliation Agreement, the Plan of Merger and each of the transactions contemplated thereby. It has not come to Walden's attention that any director, executive officer or affiliate thereof will vote otherwise than for approval of the Affiliation Agreement, the Plan of Merger and each of the transactions contemplated thereby.

                             INFORMATION ABOUT UST

     UST, a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), was organized as a Massachusetts business corporation in 1967. UST is subject to examination by, and is required to file reports with, the Federal Reserve Board and the Commissioner of Banks of The Commonwealth of Massachusetts (the "Massachusetts Commissioner"). The UST's banking subsidiaries are USTrust and United States Trust Company ("USTC"), each headquartered in Boston, Massachusetts and each a Massachusetts commercial bank, and UST Bank/Connecticut ("UST/Conn"), headquartered in Bridgeport, Connecticut, a Connecticut commercial bank. See "Recent Developments" with respect to the pending sale of UST/Conn. All of the common stock of USTrust, USTC and UST/Conn is issued to and owned by UST. In addition, UST owns, indirectly through its banking subsidiaries, all of the outstanding stock of four active nonbanking subsidiaries, all Massachusetts corporations: UST Leasing Corporation, UST Capital Corp., UST Securities Corp. and JSA Financing Corporation.

     UST engages in one line of business: that of providing a broad range of financial services through its banking and nonbanking subsidiaries principally to individuals and small- and medium-sized companies in New England including those located in low- and moderate-income neighborhoods within UST's defined Community Reinvestment Act assessment area. In addition, an important component of UST's financial services is the provision of trust and money management services to professionals, corporate executives, nonprofit organizations, labor unions, foundations, mutual funds and owners of closely-held business most of whom are located in the New England region.

     As of the close of business on December 31, 1995, UST's total assets were approximately $1.97 billion and USTrust, the lead bank subsidiary, had over $1.86 billion, or 94 percent of UST's consolidated assets.

RECENT DEVELOPMENTS

     On October 15, 1996, UST reported net income of $12.9 million, or $0.71 per share, for the quarter ended September 30, 1996, compared with net income of $4.1 million, or $0.23 per share, for the same period of 1995. For the nine months ended September 30, 1996, net income was $26.3 million, or $1.45 per share, compared with $10.5 million, or $0.58 per share for the first nine months of 1995. Net income for the third quarter of 1996 was influenced by two significant factors. First, UST recorded a $14.6 million earnings credit through the provision for possible loan losses, which added significantly to both third quarter and year-to-date net income. Second, UST recorded a $3.0 million charge against earnings to reflect UST's liability for a one-time assessment on certain deposits insured by the Savings Association Insurance Fund, a direct result of federal legislation enacted during the third quarter. Nonperforming assets at September 30, 1996, consisting of nonaccrual loans, restructured loans, accruing loans greater than ninety days past due, and other real estate owned, were $31.3 million. Losses of $1.0 million were charged against the loan losses reserve during the quarter and recoveries on loans previously charged-off totaled $1.6 million and, at quarter end, the reserve balance was $41.4 million, equal to 140 percent of nonaccrual loans and 3.0 percent of total loans.

     On June 18, 1996, UST announced that its principal banking subsidiary, USTrust, had entered into a definitive agreement with The First National Bank of Boston and its parent company, Bank of Boston Corporation, pursuant to which USTrust agreed to purchase certain assets and assume certain liabilities in connection with the acquisition of a total of twenty branches of The First National Bank of Boston and BayBank, N.A., located in the greater Boston area (the "Branch Purchase"). The transaction includes the assumption of approximately $860 million of deposits and the purchase of approximately $510 million in commercial, residential real estate and other loans with businesses and consumers. Upon completion of the transaction, USTrust will pay a premium equal to 7 percent of the deposit liabilities assumed or approximately $60 million. The transaction is expected to be completed in the fourth quarter of 1996. USTrust has applied for and received the approval of the FDIC and the Massachusetts Commissioner to consummate the transaction. As a condition to the FDIC approval however, USTrust must have a Tier 1 Capital Ratio of not less than
(a) 4.8%, no later than ten days after consummation of the acquisition of the sixteen BayBank branches to be acquired (as distinguished from the consummation of the acquisition of the four branches of The First National Bank of Boston); and (b) 5%, no later than three months after consummation of the acquisition of the BayBank branches and for a period of six months thereafter. See "CERTAIN REGULATORY CONSIDERATIONS -- Dividends." In order to fund this transaction, UST plans to inject excess capital funds from the parent and affiliate companies into USTrust, recapture a sizeable portion of the bank's loan loss reserve to capital and sell UST/Conn. See "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION."

     On August 15, 1996, UST entered into a definitive agreement to sell its Connecticut banking subsidiary, UST/Conn to HUBCO, Inc., a New Jersey based bank holding company. At the completion of the transaction, which is expected to occur in the fourth quarter of 1996 or the first quarter of 1997, UST/Conn will be merged with and into HUBCO's subsidiary, Lafayette American Bank and Trust Company of Bridgeport, Connecticut. The Agreement and Plan of Merger provides, among other matters, that UST will receive cash in an amount equal to UST/Conn's Adjusted Tier 1 Capital, as defined in the agreement, plus a deposit premium of 7 percent. This transaction is subject to the approval of the FDIC and the Connecticut Department of Banking. Assuming consummation of the Affiliation and all of the foregoing transactions, including the Branch Purchase, it is anticipated that UST would become a $3.7 billion bank holding company, which, through its bank subsidiaries, will own 65 branches in the greater Boston area. See "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION."

     In September 1996, legislation was enacted by Congress providing for the recapitalization of the Savings Association Insurance Fund ("SAIF"). Savings associations and commercial banks holding SAIF-insured deposits will be assessed a one-time charge in connection with the servicing of the debt incurred in connection with the thrift bailout through the issuance of FICO bonds. As a commercial bank holding SAIF-insured deposits which USTrust indirectly acquired through affiliates on September 7, 1990, when it assumed certain deposits and liabilities of the failed Home Owners Federal Loan Bank, FSB, from the Resolution Trust Company, USTrust has accrued a one-time charge of $3 million during the quarter ended September 30, 1996, to be paid by December 31, 1996.

     For more information about UST, reference is made to the UST Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                            INFORMATION ABOUT WALDEN

     Walden, a banking holding company registered with the Federal Reserve Board, was organized as a Massachusetts business corporation in June 1995 for the purpose of serving as the holding company of Concord, a Massachusetts chartered co-operative bank, and Braintree, a Massachusetts chartered savings bank (collectively, the "Walden Banks") upon the acquisition of the capital stock of the Walden Banks by Walden.

     Concord has eight full service retail banking offices located in Middlesex county. Braintree has eight full service offices and one limited service office in Norfolk and Plymouth counties. Through these offices, the Walden Banks offer a full range of commercial and retail banking products and services and conduct other business permissible for Massachusetts banks. The Walden Banks' lending operations focus on commercial and small business lending, commercial real estate loans, residential construction loans, residential first mortgages, home equity lines of credit and consumer loans.

     Concord has three active subsidiaries: Walden Financial Corporation, Builders Collaborative Inc. and Walden Securities Corporation, Inc. Braintree has three active subsidiaries: Braintree Savings Corporation, Bra-Prop Corporation and Braintree Securities Corporation. The primary line of business of both Builders Collaborative Inc. and Braintree Savings Corporation is the ownership and management of real properties owned by the Walden Banks. Walden Financial operates as a leasing company, leasing depreciable equipment and buildings to the Walden Banks. Walden Securities Corporation, Inc., Bra-Prop Corporation and Braintree Securities Corporation were established solely for the purpose of acquiring and holding security investments and limited partnerships which are permissible for banks under Massachusetts law.

     The Walden Banks' business activities are concentrated in Eastern Massachusetts. All retail banking activity is conducted through the banking offices. Lending operations, particularly loan originations, are conducted from the retail offices and at the point of sale. Neither of the Walden Banks nor any of their subsidiaries conduct business on a national or international basis.

RECENT DEVELOPMENTS

     On October 10, 1996, Walden reported net income of $3.0 million, or $0.58 per share, for the quarter ended September 30, 1996, compared with net income of $2.6 million, or $0.49 per share for the same period of 1995. For the nine months ended September 30, 1996, net income was $8.9 million, or $1.65 per share, compared with $7.4 million, or $1.40 per share, for the first nine months of 1995. Nonperforming assets at September 30, 1996 were $8.8 million, or .83 percent of total assets. The reserve for possible loan losses was $11.3 million, or 1.79 percent of total loans.

     For more information about Walden, reference is made to the Walden Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                                THE AFFILIATION

                                 (PROXY ITEM 1)

GENERAL

     Each of the UST Board and the Walden Board has unanimously approved the Affiliation Agreement and Plan of Merger and believes that the terms of the Affiliation are fair and in the best interests of the respective parties and their respective stockholders, and each unanimously recommends that its respective stockholders vote to approve and adopt the Affiliation Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby.

     This section of the Joint Proxy Statement - Prospectus describes certain aspects of the proposed Affiliation, including the principal provisions of the Affiliation Agreement and Plan of Merger. The following description of the Affiliation does not purport to be complete and is qualified in its entirety by reference to the Affiliation Agreement, the Plan of Merger and the Stock Option Agreement which are attached as APPENDIX A, B and C, respectively, to this Joint Proxy Statement - Prospectus and are incorporated herein by reference. All stockholders of UST and Walden are urged to read the Affiliation Agreement, the Plan of Merger and the Stock Option Agreement in their entirety.

BACKGROUND OF THE AFFILIATION

     UST. Throughout 1994 and 1995, the primary focus of UST's executive management was the continued improvement of the asset quality of UST and the removal of the bank regulatory enforcement agreements previously entered into by UST. As these goals were being realized, the UST Board and UST's executive management, assisted by outside financial advisors, analyzed the range of strategic options available to UST, one of which was a program of making acquisitions in the Boston banking market to increase the value of the UST franchise. Executive management, together with the UST Steering Committee, then began to refine this alternative and, in connection with developing a value-accretive strategy, identified likely acquisition or merger candidates where a combination with UST, in the opinion of executive management, would be an enhancement to the franchise of UST. After identifying these potential companies, Mr. Finnegan, President and Chief Executive Officer of UST, initiated preliminary conversations with a number of them. Included among the companies identified as being possible and attractive acquisition or merger candidates was Walden. However, Walden was not contacted by UST at that time.

     In June of 1996, Bank of Boston Corporation ("BKBC") communicated to UST its interest in selling $860 million in deposits attributed to 20 branch offices located in the greater Boston area of The First National Bank of Boston and BayBank, N.A. Consistent with its accretion strategy of developing the UST franchise, on June 18, 1996, UST caused USTrust to enter into the Branch Purchase.

     In the middle of July 1996, Mr. Finnegan and Mr. Bradbury, President, Chief Executive Officer and Chairman of the Board of Walden had a preliminary conversation in which Mr. Finnegan expressed UST's interest in the possibility of a combination with Walden.

     A number of meetings and conversations between Mr. Finnegan and Mr. Bradbury followed through the latter part of August. At those meetings and in those conversations, issues relating to the price of an acquisition and the financially related terms and characteristics were discussed directly between Messrs. Finnegan and Bradbury. Similar conversations were conducted through the financial advisors of each of UST and Walden. Based on their previous meetings, conversations and independent analysis of the possibilities, in a telephone conversation on August 23, 1996, the parties discussed a stock-for-stock conversion number and a walk-away privilege that Walden could assert if the price of UST Common Stock declined beyond a certain measurable amount to be determined from UST's then current trading price.

     Messrs. Finnegan and Bradbury then agreed that UST and Walden should conduct reciprocal due diligence investigations and should make all efforts to agree on and to document the terms of a possible transaction. Representatives of and advisors to UST and Walden met on August 26 and reviewed of all of the substantive elements of a possible transaction. Through August 27 and August 29, the parties negotiated the terms of the definitive agreements.

     On Wednesday, August 29, a special meeting of the UST Board was convened. All members of the UST Board were present in person or by telephonic means. Executive management made detailed presentations to the UST Board outlining the terms of a proposed transaction with Walden and describing its potential effects on UST. At the meeting, the financial advisor of UST, Fox-Pitt, Kelton, presented a detailed analysis of the financial effects of the proposed transaction and delivered its opinion that the Conversion Number, from a financial point of view, is fair to UST. See "THE AFFILIATION -- Opinion of Financial Advisor to UST." At the meeting, the UST Board conducted a thorough review of the results of UST's due diligence review of Walden, compared, with the assistance of UST's legal and financial advisors, the proposed transaction to similar recent transactions and assessed the conformity of the proposed transaction with UST's earnings-accretive strategic plan. UST's special legal advisor described the terms and structure of the transaction. After lengthy discussion, the UST Board unanimously voted to approve the proposed transaction. Representatives of UST and Walden then reconvened in the evening of Wednesday, August 29, and continued their negotiation of the terms of the definitive documentation. Additional issues relating to the structure of the Stock Option Agreement and remaining issues in the Affiliation Agreement were then resolved, and the parties executed the definitive Affiliation Agreement, dated as of August 30, 1996.

     Walden. Historically, prior to the formation of Walden and its acquisition of Concord and Braintree, Concord pursued a strategy of growth through acquisitions. In pursuit of this strategy, Concord periodically engaged in general discussions with various Massachusetts financial institutions regarding possible acquisitions. These discussions resulted in the 1995 formation of Walden and combination with Braintree, the 1987 acquisition of the Quincy Co-operative Bank, headquartered in Quincy, Massachusetts, and the 1994 acquisition of Depositors Trust Company of Lexington, Massachusetts. In addition, Concord acquired the Randolph Co-operative Bank of Randolph, Massachusetts, in 1989 with regulatory assistance. Until the events that led to the proposed affiliation of Walden with UST, Walden's strategy had been to operate Concord and Braintree as independent, community-based commercial banks.

     In mid-July 1996, Mr. Finnegan, contacted Mr. Bradbury, regarding a possible business combination. At approximately the same time, Mr. Bradbury received an unrelated inquiry from an executive of another bank holding company regarding a possible acquisition of Walden. Mr. Bradbury indicated to both Mr. Finnegan and the executive of the other bank holding company that, while Walden was not actively seeking to be acquired, he would meet with each of them to discuss their ideas, and, if the terms of any proposal were sufficiently compelling, he would present it to the Walden Board for evaluation. Mr. Bradbury did not inform Mr. Finnegan of the other executive's inquiry or the other executive of Mr. Finnegan's inquiry. At its regular meeting on July 17, 1996, the Walden Board considered the inquiries and authorized management to meet with Mr. Finnegan and the executive of the other bank holding company.

     In late July, Mr. Bradbury met with Mr. Finnegan, and they discussed the compatibility of the businesses of Walden and UST, general terms of a possible stock-for-stock business combination transaction and potential financial characteristics of a combined entity. Mr. Bradbury indicated that UST's estimates regarding potential future earnings and cost savings attributable to Walden appeared too conservative, and the two executives agreed to continue considering the topics they had discussed, including UST's earnings and savings assumption, and to meet again within a week or so for further discussions. When Mr. Bradbury met with the executive of the other bank holding company, the executive expressed a desire to enter into discussions regarding a possible acquisition of Walden, but only on an exclusive basis whereby Walden would have discussions only with his bank holding company and not with any other institution. Mr. Bradbury indicated that he did not expect the Walden Board to agree to enter into exclusive discussions, and the executive of the other bank holding company indicated that he was not sure whether he would proceed on a nonexclusive basis. No future meeting was discussed, and no further discussions were planned.

     In early August, UST forwarded to Walden for review certain assumptions used by UST in preparing its estimates regarding potential future earnings and cost savings on a pro forma basis assuming a combination of Walden and UST. After reviewing UST's assumptions, Walden concluded that UST would require access to confidential nonpublic information regarding Walden in order to correct the assumptions, so Walden and UST entered into a confidentiality agreement, and provided certain nonpublic information to each other and then agreed to meet again, with their respective chief financial officers. At this meeting, the representatives of Walden and UST compared and discussed budget estimates, potential cost savings and terms of comparable recent combination transactions. Based on these discussions, it was agreed that Walden and UST and their respective financial advisors would all meet for further discussions with respect to potential financial characteristics of a combination of Walden and UST. Shortly after this meeting, Messrs. Bradbury and Finnegan had a long discussion regarding certain nonfinancial aspects of a combination, including issues with respect to officer and employee retention and severance, representation on the UST Board and continuity of Walden's community support in the areas served by Concord and Braintree. When Walden and UST and their respective financial advisors met, they discussed in detail Walden's financial statements and business strategies and potential financial characteristics of a combined Walden and UST. Thereafter, the executive of the other bank holding company that had expressed an interest in acquiring Walden contacted Mr. Bradbury and indicated that he would be willing to have discussions on a nonexclusive basis regarding a possible acquisition of Walden in a cash-for-stock transaction, and Mr. Bradbury informed him that he would inform the Walden Board of his interest.

     On August 15, 1996, Walden's management presented to the executive committee of the Walden Board a summary of its discussions with UST and the expression of interest from the other bank holding company, and the committee authorized management to continue the discussions with UST while remaining receptive to any further inquiries from the other bank holding company that had expressed an interest in acquiring Walden. Thereafter, numerous discussions were held between representatives of Walden and UST on a range of issues with respect to a possible business combination, including various terms and conditions of a possible transaction. In particular, the parties and their financial advisors held in depth discussions regarding the ratio for determining the number of shares of UST Common Stock to be issued in exchange for the outstanding shares of Walden Common Stock, including what the ratio should be and whether the ratio should be fixed or subject to adjustment in various circumstances. Based on the progress of the discussions, Walden then authorized UST to conduct a due diligence examination of its business and operations, and Walden and UST authorized their respective legal counsels to commence negotiation of the Affiliation Agreement, the Plan of Merger and related agreements. During this period, the executive of the other bank holding company from time to time contacted Mr. Bradbury and indicated his continued interest in a possible acquisition of Walden in a cash-for-stock or a cash/preferred stock-for-stock transaction, and each time Mr. Bradbury informed him that he would inform the Walden Board of his interest.

     On August 28 and 29, 1996, the Walden Board held special meetings in which representatives of Walden's management, financial advisor and special legal counsel participated. Walden's management reported in detail the course and results of its discussions with both UST and the other bank holding company that had expressed an interest in acquiring Walden and its observations and conclusions regarding the relative compatibility of UST and the other bank holding company with Walden and the relative terms and conditions of a possible business combination with UST or the other bank holding company with Walden, with it being understood that management was continuing the discussions with UST while remaining receptive to any further inquiries from the other bank holding company. Walden's financial advisor presented detailed historical and pro forma information regarding the historical results of operations, current financial condition and future business prospects of Walden, UST and the other bank holding company, as well as detailed analyses of the value of Walden, and the consideration assumed to be received by stockholders of Walden. On August 29, 1996, Walden's financial advisor advised the Walden Board that, on the basis of and subject to its analyses, it was of the opinion that the proposed consideration to be received by the stockholders of Walden from UST pursuant to the Affiliation was fair to such stockholders from a financial point of view (for additional information, see "-- Opinion of Financial Advisor to Walden"). Walden's special legal counsel presented a detailed analysis of the draft Affiliation Agreement, Plan of Merger and related agreements and provided an overview of the proposed Affiliation and the process from the execution of the agreement through the closing of the transaction. Walden's management, financial advisor and special legal counsel responded to questions and contributed to the Walden Board's discussions concerning the proposed agreements and transactions. Upon the completion of its deliberations, on August 29, 1996, the board unanimously approved and adopted the Affiliation Agreement, the Plan of Merger and the Stock Option Agreement and the transactions contemplated thereby, including the Affiliation with UST. The Agreement was executed as of August 30, 1996.

RECOMMENDATION OF THE UST BOARD; REASONS FOR THE AFFILIATION

     The terms of the Affiliation Agreement and the Plan of Merger, including the Conversion Number, were the result of arms' length negotiations between UST and Walden. The UST Board determined that strategic combination with Walden on the terms negotiated with Walden is fair and in the best interests of UST and its stockholders as it is expected to be value-accretive to the UST franchise. The Affiliation would continue UST's expansion of its metropolitan franchise by adding branches in the counties of Middlesex, Norfolk and Plymouth. The UST Board also concluded that substantial benefits to UST's other constituencies, including its employees and the communities it serves, as well as its stockholders, would result from the enhanced strength and diversity of the combined company.

     In reaching its determination to enter into the Affiliation Agreement, the UST Board considered a number of factors, including the following: (i) the UST Board's familiarity with and review of UST's business, operations, financial condition, earnings and prospects; (ii) the UST Board's review, based in part on a presentation by UST management regarding its due diligence of Walden, Walden's business, operations, earnings and financial condition on an historical, prospective and pro forma basis, and the enhanced opportunities for growth that the Affiliation makes possible; (iii) a variety of factors affecting and relating to the overall strategic focus of UST, including, without limitation, opportunities for growth in deposits, assets and earnings, and opportunities available to UST in the market areas where Walden conducts business; (iv) the current and prospective economic environment facing financial institutions, including UST; (v) the terms of the Affiliation Agreement, the Stock Option Agreement and the other documents executed in connection with the Affiliation; and (vi) the anticipated cost savings and efficiencies available from the Affiliation. The UST Board did not assign any specific or relative weight to the factors in its consideration.

     THE UST BOARD UNANIMOUSLY RECOMMENDS THAT THE AFFILIATION AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY BE APPROVED BY THE STOCKHOLDERS OF UST.

RECOMMENDATION OF THE WALDEN BOARD; REASONS FOR THE AFFILIATION

     The Walden Board considered the Affiliation and the terms of the Affiliation Agreement and the Plan of Merger, including the consideration to be received by Walden's stockholders in the Affiliation, in light of economic, financial, legal, social and market factors and concluded that the Affiliation is in the best interests of Walden. The terms of the Affiliation Agreement are the result of arms' length negotiations between Walden and UST, as well as consultations between Walden and its financial advisor and special legal counsel. Among the factors considered by the Walden Board were the historical operating results, current financial condition, business and management and future financial and other prospects of Walden and UST and the advice of PaineWebber as to the fairness to Walden's stockholders, from a financial point of view, of the consideration to be received by them in the Affiliation. Also considered were the relative size and geographic market areas of Walden and UST, the employment and severance policies of UST and UST's demonstrated commitment to meeting the banking needs of the members of the communities it serves. The Walden Board believes that the Affiliation will afford Walden's stockholders the benefit of UST's larger market capitalization and the more liquid market for UST Common Stock and will offer enhanced opportunities for the resulting subsidiary banks of UST to meet the banking needs of customers and other members of the communities currently served by Concord and Braintree.

     THE WALDEN BOARD UNANIMOUSLY RECOMMENDS THAT THE AFFILIATION AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY BE APPROVED BY THE STOCKHOLDERS OF WALDEN.

OPINION OF FINANCIAL ADVISOR TO UST

     Fox-Pitt, Kelton has acted as financial advisor to UST in connection with the Affiliation. In connection with such engagement, at the August 29, 1996 meeting of the UST Board, Fox-Pitt, Kelton delivered its oral and written opinion to the UST Board, to the effect that, based upon and subject to various considerations set forth in such opinion, as of August 29, 1996, the Conversion Number was fair, from a financial point of view, to UST. Fox-Pitt, Kelton subsequently confirmed its August 29, 1996, opinion by delivery to the UST Board of a written opinion dated the date of this Joint Proxy Statement-Prospectus that is substantially identical to the August 29, 1996 opinion. No limitations were imposed by the UST Board upon Fox-Pitt, Kelton with respect to the investigations made or the procedures followed by Fox-Pitt, Kelton in rendering its opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF FOX-PITT, KELTON, DATED THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW TAKEN, IS ATTACHED AS APPENDIX D TO THIS JOINT PROXY STATEMENT-PROSPECTUS. UST STOCKHOLDERS ARE URGED TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. FOX-PITT, KELTON'S OPINIONS ARE DIRECTED ONLY TO THE FAIRNESS OF THE CONVERSION NUMBER TO UST FROM A FINANCIAL POINT OF VIEW, HAVE BEEN PROVIDED TO THE UST BOARD IN CONNECTION WITH ITS EVALUATION OF THE AFFILIATION AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY UST STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE. THE SUMMARY OF THE OPINIONS OF FOX-PITT, KELTON SET FORTH IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINIONS.

     In arriving at its opinions, Fox-Pitt, Kelton among other things, (i) reviewed and analyzed certain publicly available financial statements for UST and Walden, (ii) analyzed certain internal financial statements, including financial projections and other financial and operating data prepared by the managements of UST and Walden, (iii) discussed the past, present and future operations, financial condition and prospects of UST and Walden with senior executives of the respective companies, (iv) reviewed the reported prices and trading activity of UST Common Stock and Walden Common Stock, (v) compared the financial performance and condition of UST and Walden and the reported prices and trading activity of UST Common Stock and Walden Common Stock with that of certain other comparable publicly traded companies, (vi) reviewed and discussed with senior executives of UST and Walden the strategic objectives of the Affiliation and the synergies and certain other benefits of the Affiliation to UST, (vii) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions comparable, in whole or in part, to the Affiliation, (viii) reviewed the Affiliation Agreement dated as of August 29, 1996, and (ix) performed such other analyses and investigations as Fox-Pitt, Kelton deemed appropriate.

     In rendering its opinions, Fox-Pitt, Kelton assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information reviewed by Fox-Pitt, Kelton for the purposes of providing its opinions, and did not assume any responsibility for independent verification of such information. Fox-Pitt, Kelton did not assume any responsibility for independent valuation of the assets and liabilities of UST or Walden nor did it assume any responsibility for reviewing loan files or visiting branch locations. With respect to financial projections, Fox-Pitt, Kelton assumed that they were reasonably prepared by the respective managements of UST and Walden on bases reflecting the best currently available estimates and judgments of the future financial performance of UST and Walden, including projected cost savings and operating synergies from the Affiliation. Fox-Pitt, Kelton expresses no view as to such projections or the assumptions on which they were based. Fox-Pitt, Kelton's opinion dated August 29, 1996, and its opinion dated the date of this Joint Proxy Statement-Prospectus are based upon economic, market and other conditions as they existed and could be evaluated on August 28, 1996, and November 4, 1996, respectively.

     The forecasts or projections furnished to Fox-Pitt, Kelton for each of UST and Walden and estimates of synergies resulting from the Affiliation were prepared by the respective managements of each company. As a matter of policy, neither UST nor Walden publicly discloses internal management forecasts, projections or estimates of the type furnished to Fox-Pitt, Kelton in connection with its analysis of the Affiliation, and such forecasts, projections and estimates were not prepared with a view towards public disclosure. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of management, including, without limitation, factors related to the integration of UST and Walden and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates. See "CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION."

     The following is a summary of the analyses presented by Fox-Pitt, Kelton to the UST Board at its meeting held on August 29, 1996, in connection with the delivery of Fox-Pitt, Kelton's August 29, 1996, opinion to the UST Board.

     Comparable Public Company Analysis. Fox-Pitt, Kelton reviewed and compared certain financial, operating and stock market performance data of Walden with certain publicly available financial, operating and stock market performance data of (i) ten publicly traded thrift institutions headquartered in The Commonwealth of Massachusetts and with assets between $500 million and $1.5 billion (the "Massachusetts Thrifts") and (ii) twenty-two thrift institutions headquartered in the States of Connecticut, Massachusetts, Maine, New Hampshire, Rhode Island and Vermont and with assets between $500 million and $1.5 billion (the "New England Thrifts" and together with the Massachusetts Thrifts, the "Walden Peer Companies"). Fox-Pitt, Kelton analyzed the relative performance and value of Walden by comparing certain publicly available financial data of Walden with the Walden Peer Companies, including ratios of loans to deposits, deposits to assets and equity to assets, and multiples of market price to earnings per share, market price to estimated earnings per share in 1996, and market price to book value.

     Fox-Pitt, Kelton performed a similar analysis with respect to UST. Fox-Pitt, Kelton reviewed and compared certain financial, operating and stock market performance data of UST with twenty-one publicly traded bank holding companies with assets between $1.5 billion and $5 billion and headquartered in the States of Connecticut, Delaware, Massachusetts, Maryland, Maine, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Virginia, Vermont and West Virginia and Washington, D.C. (the "UST Peer Companies"). Fox-Pitt, Kelton analyzed the relative performance and value of UST by comparing certain publicly available financial data of UST with the UST Peer Companies, including ratios of loans to deposits, deposits to assets and equity to assets, and multiples of market price to earnings per share, market price to estimated earnings per share in 1996, and market price to book value.

     Comparable Transactions Analysis. Fox-Pitt, Kelton reviewed the consideration paid or proposed to be paid in other transactions since January 1994 involving thrift institutions with assets between $500 million and $5 billion. Specifically, Fox-Pitt, Kelton analyzed (i) nine transactions in which the seller was headquartered in Connecticut, Massachusetts, Maine, New Hampshire, Rhode Island and Vermont (the "New England Transactions"), and (ii) fifty-two transactions (other than the New England Transactions and transactions involving mergers of equals) in which the seller was headquartered anywhere in the United States other than California (the "Nationwide Transactions"). The ratios provided below assume a UST Common Stock price of $16 3/8 (the reported price per share of UST Common Stock on August 28, 1996), use the reported price per share of the seller's common stock six days prior to announcement of the applicable transaction, and with respect to Walden use publicly available information as of June 30, 1996. In reviewing the comparable transactions, Fox-Pitt, Kelton examined the multiples paid relative to previous twelve month earnings, book value, tangible book value and core deposits. This analysis yielded the following medians for the Nationwide Transactions, medians for the New England Transactions, and the Affiliation, respectively: (i) Price to earnings multiples of 14.4x, 13.8x and 16.4x; (ii) Price to book value percentiles of 150.7%, 164.6% and 170.1%; (iii) Price to tangible book value percentiles of 163.3%, 176.2% and 197.6%; (iv) Tangible book value premium to core deposits percentiles of 7.3%, 7.2% and 10.1%; and (v) Premium over seller common stock price percentiles of 24.0%, 19.9% and 51.7%.

     Stock Trading History. Fox-Pitt, Kelton reviewed the performance of the per share stock prices and trading volumes of the UST Common Stock and Walden Common Stock for various time periods. Fox-Pitt, Kelton compared the per share stock price and trading volume of UST Common Stock to the S&P Industrials (the "S&P 400") and to sixty-eight regional bank holding companies (the "Fox-Pitt, Kelton Regional Bank Stock Index") and compared the per share market price and trading volume of Walden Common Stock to the S&P 400 and to nine thrift institutions (the "Fox-Pitt, Kelton Thrift Stock Index").

     Pro Forma Combination Analysis. Fox-Pitt, Kelton analyzed certain pro forma effects resulting from the Affiliation, based on the assumptions described above, estimates provided by research analysts, an assumed annual cost savings of 35% of Walden's estimated non-interest expense and an assumed tax rate of 40%. This analysis showed an initial accretion of 2.42% in earnings per share of UST Common Stock, an initial accretion of 0.02% in book value per share of UST Common Stock, and a dividend decrease of $0.11 per share of Walden Common Stock or a percentage decrease of 16.88% per share. No transaction costs were taken into account in this analysis.

     Dividend Discount Analysis. Fox-Pitt, Kelton performed a dividend discount analysis to determine a range of present values per share of Walden Common Stock assuming Walden continued to operate as a stand-alone entity. The range was determined by adding (i) the present value of the estimated future dividend stream that Walden could generate over the period beginning on September 30, 1996, and ending on December 31, 2000, and (ii) the present value of the terminal value of Walden Common Stock on December 31, 2000. To determine a projected dividend stream, Fox-Pitt, Kelton formulated three scenarios: (i) a slow growth scenario, (ii) a base case scenario, and (iii) an aggressive growth scenario. Under the slow growth scenario, based on assumptions described above, Fox-Pitt, Kelton assumed: (i) an increase in assets of 5% in 1996, 10% in 1997 and 7.5% each year from 1998 through 2000; (ii) a growth of earnings per share of 26% in 1996, 13.25% in 1997 and 7.5% each year from 1998 through 2000, and
(iii) an increase in the dividend payout stream to 28% in 1996 and 35% in 1997 and thereafter. Under the base case scenario, based on assumptions described above, Fox-Pitt, Kelton assumed the same dividend payout ratio but increased the asset growth rate and the earnings per share growth rate from 7.5% to 10% each year from 1998 to 2000. Under the aggressive growth scenario, based on assumptions described above, Fox-Pitt, Kelton assumed the same dividend payout ratio but increased the asset growth rate and the earnings per share growth rate from 7.5% to 12.5% each year from 1998 to 2000.

     The terminal values are based upon a range of price-to-earnings multiples consistent with the range of price-to-earnings multiples at which similarly-sized thrift institutions have been sold in recent years (13x to 16x previous twelve month earnings per share) and a range of discount rates (13% to 15%). Applying the foregoing multiples, discount rates and assumptions, Fox-Pitt, Kelton determined that the fully diluted value of Walden Common Stock ranged from approximately $25.58 to $33.11 per share under the slow growth scenario, $27.29 to $35.36 under the base case scenario and $29.08 to $37.71 under the aggressive growth scenario.

     In arriving at its opinions, Fox-Pitt, Kelton performed a variety of financial analyses, the material portions of which are summarized above. The summary set forth above does not purport to be a complete description of the analyses performed by Fox-Pitt, Kelton or of Fox-Pitt, Kelton's presentation to the UST Board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. In arriving at its opinions, Fox-Pitt, Kelton did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, Fox-Pitt, Kelton believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the process underlying its analyses set forth in its opinion. With regard to the comparable public company analysis and the comparable transactions analysis summarized above, Fox-Pitt, Kelton selected comparable public companies on the basis of various factors; however, no public company or transactions utilized as a comparison is identical to UST, Walden or the Affiliation. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies and transactions to which Walden, UST and the Affiliation are being compared.

     Fox-Pitt, Kelton's opinions do not imply any conclusion as to the likely trading range for the UST Common Stock following consummation of the Affiliation, and do not address UST's underlying business decision to effect the Affiliation. In performing its analyses, Fox-Pitt, Kelton made numerous assumptions

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

with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of UST and Walden. Any estimates contained in such analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less than such estimates. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. SEE "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION."

     Fox-Pitt, Kelton is an internationally recognized investment banking firm and was selected by UST based on Fox-Pitt, Kelton's experience and expertise. Fox-Pitt, Kelton regularly engages in evaluation of banks and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of its business, Fox-Pitt, Kelton may effect transactions, for its own account or for the account of customers, and hold at any time a long or short position in securities of UST or Walden.

     Pursuant to a letter agreement dated August 26, 1996, between UST and Fox-Pitt, Kelton, Fox-Pitt, Kelton agreed to act as financial advisor to UST in connection with the Affiliation. UST paid Fox-Pitt, Kelton $100,000 upon the execution of such letter agreement and $200,000 upon the execution of the Affiliation Agreement. UST has also agreed to pay Fox-Pitt, Kelton $500,000 upon the consummation of the Affiliation. UST has agreed to reimburse Fox-Pitt, Kelton for its reasonable out-of-pocket expenses, including travel, outside legal fees and related charges, and to indemnify Fox-Pitt, Kelton and related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of Fox-Pitt, Kelton's engagement.

OPINION OF FINANCIAL ADVISOR TO WALDEN

     Pursuant to an engagement letter dated November 24, 1993, Walden retained the investment banking firm of PaineWebber Incorporated ("PaineWebber") to act as financial advisor to Walden. At the meeting of the Walden Board on August 29, 1996, PaineWebber delivered its written opinion stating that, on and as of the date of such opinion and based upon and subject to the assumptions described in such opinion, the consideration to be paid to holders of Walden Common Stock in connection with the Affiliation was fair to such shareholders from a financial point of view. In arriving at its opinion, PaineWebber made its determination as to the fairness from a financial point of view of the consideration to be paid to holders of Walden Common Stock in connection with the Affiliation in light of the financial and comparative analyses described below. In connection with the preparation and mailing of this Joint Proxy Statement-Prospectus, PaineWebber delivered an updated opinion dated November 5, 1996, a copy of which is included herein as Appendix E and which is incorporated by reference herein. The updated opinion is substantially identical to the opinion delivered to the Walden Board on August 29, 1996, and is based on financial and comparative analyses substantially identical to those described below. Holders of Walden Common Stock are urged to read the updated opinion in its entirety for a description of factors considered and assumptions made by PaineWebber in rendering its opinion.

     PaineWebber's opinion does not address the relative merits of the Affiliation and any other transactions or business strategies discussed or considered by the Walden Board as alternatives to the Affiliation or the decision of the Walden Board to proceed with the Affiliation. No opinion is expressed as to the price at which the securities to be issued in the Affiliation to the shareholders of Walden may trade at any time. In rendering the opinion, PaineWebber has not been engaged to act as agent or fiduciary of Walden's equity holders or any other third party.

     In arriving at its opinion, PaineWebber has, among other things: (i) reviewed UST's audited Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995, UST's Form 10-Q and related unaudited financial information for the six months ended June 30, 1996; (ii) reviewed certain unaudited financial information for the year ended December 31, 1995 and the nine months ended September 30, 1996, relating to UST;
(iii) reviewed Walden's audited Annual Reports, Forms 10-K, Forms F-2 and related financial information for the five fiscal years ended December 31, 1995, Walden's 10-Q and related unaudited financial information for the six months ended June 30, 1996; (iv) reviewed certain unaudited financial information for the year ended December 31, 1995 and the nine months ended September 30, 1996, relating to Walden; (v) reviewed information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of UST and Walden, respectively, confidentially furnished to PaineWebber by UST and Walden; (vi) conducted discussions with members of senior management of UST and Walden concerning their respective businesses and prospects; (vii) reviewed historical market prices and trading activity for UST Common Stock and Walden Common Stock and compared them with those of certain publicly traded companies which PaineWebber deemed to be reasonably similar to UST and Walden, respectively; (viii) compared the results of operations of UST and Walden with that of certain companies which PaineWebber deemed to be reasonably similar to UST and Walden, respectively; (ix) reviewed the Affiliation Agreement and Plan of Merger; (x) compared proposed financial terms of the Affiliation with the financial terms of certain other mergers and acquisitions which PaineWebber deemed to be relevant; and (xi) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as PaineWebber deemed necessary, including an assessment of general economic, market and monetary conditions.

     As set forth in its opinion, PaineWebber relied upon the accuracy and completeness of all information supplied or otherwise made available by Walden and UST and from generally recognized public sources, and PaineWebber did not assume any responsibility to independently verify such information or undertake an independent appraisal of the assets of Walden or UST. PaineWebber did not conduct a physical inspection of the properties and facilities of Walden or UST, did not conduct a review of the loan files of either Walden or UST and did not make or obtain any evaluation or appraisal of the assets or liabilities of Walden or UST. PaineWebber relied upon the accuracy of Walden and UST's earnings projections and possible cost savings projections as a result of the Affiliation, and PaineWebber did not assume any responsibility to independently verify assumptions underlying such projections. The projections confidentially furnished to PaineWebber were prepared by the respective managements of Walden and UST, and PaineWebber has assumed that they were reasonably prepared and reflect good faith estimates and judgments of the managements of Walden and UST, respectively, as to the future performance of Walden and UST. Walden and UST do not publicly disclose internal management projections of the type provided to PaineWebber in connection with its review of the Affiliation. Such projections were not prepared with a view toward public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation, factors related to future economic and competitive conditions, the future financial condition and results of operations of Walden and UST and the future cost savings associated with the Affiliation. Accordingly, actual results could vary significantly from those reflected in such projections. SEE "CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION." No limitations were placed by Walden or UST on the scope of PaineWebber's review in preparing the opinion. The opinion of PaineWebber is necessarily based upon market, economic, and other conditions as they existed on, and can be evaluated as of, the date thereof. PaineWebber's opinion is directed only to the Walden Board and does not constitute a recommendation to any holder of Walden Common Stock or UST Common Stock as to how such shareholder should vote on the Affiliation.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, PaineWebber did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, PaineWebber believes that its analyses must be considered as a whole and that considering any portions of such analyses and of factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its fairness opinion. In its analyses, PaineWebber made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Walden and UST. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or value, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     The following paragraphs summarize certain financial analyses performed by PaineWebber in arriving at its opinion dated August 29, 1996, as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Walden Common Stock in connection with the Affiliation. PaineWebber presented these analyses to the Walden Board on August 28, 1996, and updated these analyses in connection with the rendering of the updated opinion included herein. The following does not purport to be a complete description of the analyses performed, or the matters considered, by PaineWebber in arriving at its opinions.

     Comparable Company Trading Analysis: Walden. Using publicly available information, PaineWebber compared certain ratios of the financial performance of Walden to the stock market capitalization of Walden at August 23, 1996, with the following selected Massachusetts thrifts ("Comparable Group I") deemed relevant by PaineWebber: Abington Savings Bank; Affiliated Community Bancorp; Andover Bancorp, Inc.; BostonFed Bancorp, Inc.; Central Co-operative Bank; First Essex Bancorp, Inc.; Grove Bank; The Hibernia Savings Bank; Lawrence Savings Bank; MASSBANK Corp.; Medford Savings Bank; MetroWest Bank, People's Bancshares, Inc.; SIS Bancorp, Inc.; Somerset Savings Bank; Sandwich Co-operative Bank; and Warren Bancorp, Inc. (for all of which June 30, 1996, financial data was used). Such comparisons included, among others, market capitalization-to-book value ratios (a median of 103% for Comparable Group I and 111% for Walden); market capitalization-to-tangible-book value ratios (a median of 115% for Comparable Group I and 129% for Walden); market capitalization-to-latest-12-months'-earnings ratios (a median of 9.9x for Comparable Group I and 9.2x for Walden); market capitalization-to-estimated-1996-earnings ratios (a median of 9.6x for Comparable Group I and 8.9x for Walden); and market capitalization-to-estimated-1997-earnings ratios (a median of 9.2x for Comparable Group I and 7.9x for Walden). The 1996 and 1997 earnings per share were estimates provided by First Call (as of August 23, 1996) and Zacks Investment Research (as of August 23, 1996).

     In connection with this analysis and as previously discussed, management of Walden confidentially provided PaineWebber with information with regard to its projected future earnings. Because of the inherent differences between the operations of Walden and the selected companies included in Comparable Group I, PaineWebber believes that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the Affiliation. PaineWebber believes that an appropriate use of comparable company analysis in this instance would involve qualitative judgments concerning differences between the financial and operating characteristics of Walden and the selected companies included in Comparable Group I which would affect the public trading values of Walden and the selected companies included in Comparable Group I. These qualitative judgments made by PaineWebber in connection with its opinion included PaineWebber's views as to business conditions and prospects in the various markets in which these selected companies operate and the business mix, sources of revenue, risk profile and prospects for these selected companies.

     Comparable Company Trading Analysis: UST. Using publicly available information, PaineWebber compared certain ratios of the financial performance to the stock market capitalization of UST at August 23, 1996, with the following selected New England and MidAtlantic banks and thrifts ("Comparable Group II") deemed relevant by PaineWebber: First Commonwealth Financial; Trust Company of New Jersey; Banknorth Group, Inc.; TrustCo Bank Corp NY; Bankers Corp.; Commonwealth Bancorp, Inc.; USBANCORP, Inc.; Northwest Savings Bank, MHC; MLF Bancorp, Inc.; Chittenden Corporation; Reliance Bancorp, Inc.; F.N.B. Corporation; HUBCO, Inc.; First Western Bancorp, Inc.; North Side Savings Bank; Haven Bancorp, Inc.; Harris Savings Bank, MHC; JSB Financial, Inc.; and BT Financial Corporation (for all of which June 30, 1996, financial data was used). Such comparisons included, among others, market capitalization-to-book-value ratios (a median of 142% for Comparable Group II and 144% for UST); market capitalization-to-tangible-book-value ratios (a median of 162% for Comparable Group II and 207% for UST); market capitalization-to-latest-12-months'-earnings ratios (a median of 12.4x for Comparable Group II and 13.0x for UST); market capitalization-to-estimated-1996-earnings ratios (a median of 11.4x for Comparable Group II and 11.8x for UST); and market capitalization-to-estimated-1997-earnings ratios (a median of 10.2x for Comparable Group II and 9.9x for UST). The 1996 and 1997 earnings per share were estimates provided by First Call (as of August 23, 1996), Institutional Brokers Estimate System (as of August 15, 1996) and Zacks Investment Research (as of August 23, 1996).

     In connection with this analysis and as previously discussed, management of UST confidentially provided PaineWebber with information with regard to its projected future earnings. Because of the inherent differences between the operations of UST and the selected companies included in Comparable Group II, PaineWebber believes that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the Affiliation. PaineWebber believes that an appropriate use of comparable company analysis in this instance would involve qualitative judgments concerning differences between the financial and operating characteristics of UST and the selected companies included in Comparable Group II which would affect the public trading values of UST and the selected companies included in Comparable Group II. These qualitative judgments made by PaineWebber in connection with its opinion included PaineWebber's views as to business conditions and prospects in the various markets in which these selected companies operate and the business mix, sources of revenue, risk profile and prospects for these selected companies.

     Comparable Transaction Analysis. Using publicly available information, PaineWebber reviewed certain terms and financial characteristics of selected Massachusetts bank and thrift merger and acquisition transactions, which PaineWebber deemed to be comparable to the Affiliation ("Comparable Transactions Group"). Among other financial characteristics of these transactions, PaineWebber reviewed stock price changes prior to announcement, book value and tangible book value multiples, earnings multiples and announced core deposit premiums. Comparable transactions considered by PaineWebber in its analysis consist of the following transactions (identified by buyer / seller): Peoples Heritage Financial Group / Family Bancorp; CFX Corporation / Safety Fund Corporation; Bank of Boston Corporation / BayBanks, Inc.; Bank of Boston Corporation / Boston Bancorp; Chittenden Corporation / Flagship Bank and Trust Company; Citizens Financial Group, Inc. / Quincy Savings Bank; Fleet Financial Group, Inc. / NBB Bancorp, Inc.; Shawmut National Corporation / West Newton Savings Bank; Bank of Boston Corporation / Pioneer Financial Cooperative Bank; Citizens Financial Group, Inc. / Neworld Bancorp; Fleet Financial Group, Inc. / Sterling Bancshares Corporation; Bank of Boston Corporation / BankWorcester Corporation; Shawmut National Corporation / Peoples Bancorp of Worcester; Citizens Financial Group, Inc. / Boston Five Bancorp, Inc.; and Bank of Boston Corporation / Multibank Financial Corporation. The median values for these transactions for the transaction value-to-market price one week prior to announcement, transaction value-to-book value, transaction value-to-tangible book value, transaction value-to-latest-12-months'-earnings per share and announced core deposit premium ratios were 119%, 175%, 178%, 15.4x and 9.76%, respectively, compared to 152%, 167%, 195%, 13.9x and 10.53% for Walden, based on an exchange ratio of 1.9 shares of UST Common Stock for each share of Walden Common Stock and a UST stock price of $16.00.

     In the case of the Comparable Transactions Group, PaineWebber believes that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the Affiliation, because the reasons for and circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences between the operations of UST, Walden and the selected companies included in the Comparable Transactions Group. PaineWebber believes that an appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning differences between the characteristics of these transactions and the Affiliation which would affect the acquisition value of the acquired companies and Walden. These qualitative judgments made by PaineWebber in connection with its opinion included: PaineWebber's views as to the universe of potential buyers in each of these transactions, their potential level of interest in an acquisition of these companies and the ability of the acquirors to implement cost savings; business conditions and prospects in various markets in which these acquired companies operate; and the business mix, sources of revenue, risk profile and prospects for these acquired companies.

     Acquiror Dilution Analysis. Using publicly available information, PaineWebber estimated the share price that potential acquirors ("Acquiror Group") could pay for Walden's Common Stock, based on Walden's internally projected 1997 earnings, without diluting the acquiror's projected 1997 earnings per share. The Acquiror Group considered by PaineWebber in its analysis consisted of: UST; Bank of Boston Corporation; Banknorth Group, Inc.; Chittenden Corporation; Fleet Financial Group; KeyCorp; Peoples Heritage Financial Group, Inc.; and Vermont Financial Services Corp. In this analysis, Walden's internally projected 1997 earnings per share, assuming various cost savings projections based on Walden's estimated 1997 noninterest expense, were multiplied by the price-to-earnings multiple of each member of the Acquiror Group to arrive at the maximum price per share that each member of such group could pay without diluting their respective 1997 earnings. PaineWebber noted that the hypothetical cost savings projections assumed in this analysis are independent of the cost savings assumed by UST and Walden's respective managements as related to their proposed Affiliation and therefore cannot be used to estimate acquisition prices for Walden in the proposed Affiliation. The cost savings projections assumed in this analysis reflect general assumptions about cost savings that might be attainable but there can be no assurance that any potential acquirors could achieve such savings. The savings assumed to be achieved by the Acquiror Group depend on a variety of factors which cannot be predicted with certainty, including the timing of the closing of the acquisitions, the pace and success of consolidation and the future results of operations of the new entities. PaineWebber believed that an appropriate use of an Acquiror Dilution Analysis in this instance would involve qualitative judgments concerning differences between the characteristics of the acquirors which would affect the acquisition price range. These qualitative judgments made by PaineWebber in connection with its opinion included PaineWebber's views as to the universe of potential buyers and their ability to implement cost savings and business synergies with Walden, and, in addition, PaineWebber's views as to the regulatory environment, prospects in various markets in which Walden operates and business mix, sources of revenue, and risk profile.

     Pro Forma Merger Analysis. PaineWebber estimated the impact of the proposed Affiliation on Walden's and UST's projected earnings per share for 1996 and 1997, book and tangible book value per share and pro forma dividends per share. In connection with this analysis and as previously discussed, management of Walden and UST confidentially provided PaineWebber with information with regard to projected future earnings. Based on such information, and the terms of the proposed Affiliation, PaineWebber concluded that, for UST, the Affiliation could have a dilutive effect (before taking into account various cost savings which could be accomplished upon consolidation of Walden and UST's operations) on estimated earnings per share in each of 1996 and 1997 of approximately 5% and 6%, respectively, and on June 30, 1996, book value per share of approximately 5%, while having an accretive effect on June 30, 1996, tangible book value per share of 2%. PaineWebber also concluded that, for Walden, the Affiliation could have an accretive effect (before taking into account various cost savings which could be accomplished upon consolidation of Walden and UST's operations) on estimated earnings per share in 1996 and 1997 of approximately 8% and 12%, respectively, and on June 30, 1996, book value per share of approximately 10%, while having a dilutive effect on June 30, 1996, tangible book value per share of approximately 4%. The proposed Affiliation became accretive to UST's 1996 and 1997 earnings per share if pre-tax cost savings of greater than approximately $5 million could be achieved.

     PaineWebber is an internationally recognized investment banking firm and, as part of its investment banking activities, PaineWebber is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Walden Board selected PaineWebber because of its expertise, its reputation and its familiarity with Walden and the thrift and banking industries in general.

     PaineWebber has acted as financial advisor to Walden in connection with the Affiliation. As compensation for its services in connection with the Affiliation, Walden has agreed to pay PaineWebber a fee of 1% of the final transaction value, payable upon consummation of the Affiliation. In addition, Walden has agreed to reimburse PaineWebber for reasonable out-of-pocket expenses incurred in connection with the Affiliation and to indemnify PaineWebber against certain liabilities, including liabilities that may arise under the federal securities laws.

     PaineWebber has acted as financial advisor to Walden's predecessor, The Co-operative Bank of Concord, in connection with the Bank of Braintree acquisition. As compensation for its services in connection with the Bank of Braintree acquisition, Walden paid PaineWebber a fee of $350,000. In addition, Walden reimbursed PaineWebber for reasonable out-of-pocket expenses incurred in connection with the Bank of Braintree acquisition and agreed to indemnify PaineWebber against certain liabilities, including liabilities that may arise under the federal securities laws.

     In the ordinary course of its business, PaineWebber actively trades in the securities of Walden for its own account and for the accounts of others and, accordingly, may at any time hold a long or short position in such securities.

EFFECTIVE TIME OF THE AFFILIATION; CLOSING DATE

     As soon as practicable after satisfaction or waiver of all conditions to the Affiliation under the Affiliation Agreement, UST, Merger Subsidiary and Walden shall cause Articles of Merger complying with the requirements of the MBCL to be filed with the Secretary of State of The Commonwealth of Massachusetts. The date and time as of which the Articles of Merger become effective, as set forth in the Articles of Merger, will be the "Effective Time." The "Closing Date" will occur on the first business day after the date on which all conditions contained in Article VI of the Affiliation Agreement are satisfied or waived; or at such other date as the parties may agree upon. The Closing Date, however, shall in no event take place prior to January 10, 1997. UST and Walden have targeted the first quarter of 1997 for completion of the Affiliation. The consummation of the Affiliation could be delayed, however, as a result of delays in obtaining the necessary regulatory and stockholder approvals. There can be no assurances given that such approvals will be obtained or that the Affiliation will be completed at any time. If the Affiliation has not been consummated on or before June 30, 1997, the Affiliation Agreement may be terminated by either UST or Walden. See "THE AFFILIATION -- Regulatory Approvals," "-- Conditions to the Consummation of the Affiliation," and "-- Termination of the Affiliation Agreement."

TERMS OF THE AFFILIATION

     The Affiliation Agreement and the Plan of Merger provide for the merger of Merger Subsidiary with and into Walden, with Walden as the surviving corporation and a wholly-owned subsidiary of UST. Upon the consummation of the Affiliation, each outstanding share of Walden Common Stock will be converted into 1.9 shares of UST Common Stock (the "Conversion Number"), and a corresponding amount of preferred stock purchase rights issued pursuant to the UST Rights Agreement, dated as of September 19, 1995 (the "UST Rights Agreement"), provided that the following types of shares shall not be converted: (i) shares of Walden Common Stock which are held directly or indirectly by UST unless held by UST in a fiduciary capacity, (ii) shares of Walden Common Stock held as treasury shares by Walden, and (iii) Dissenting Shares. Where a holder of Walden Common Stock has shares of record represented by two or more certificates, the certificates will be aggregated.

     In addition, if the Closing Price (as such term is defined in "THE AFFILIATION --Termination of the Affiliation Agreement") is less than $13.81 per share and the price of UST Common Stock has declined more than 15% relative to a certain bank stock index, the Walden Board may notify UST in writing of its intention to terminate the Affiliation Agreement. However, in the event that Walden notifies UST of its intention to exercise its termination rights pursuant to the foregoing sentence, UST may in the time period prescribed in the Affiliation Agreement, choose to increase the consideration to be paid to Walden stockholders by increasing the Conversion Number to equal the number obtained by dividing (x) 26.24 by (y) the Closing Price, in which case the Affiliation Agreement shall remain in full force and effect. In the event that UST exercises its rights to increase the Conversion Number, holders of Walden Common Stock will receive more than 1.9 shares of UST Common Stock for each share of Walden Common Stock to compensate for a decrease in the value of UST Common Stock. For a full discussion of UST and Walden's termination rights, see "THE AFFILIATION -- Termination of the Affiliation Agreement."

     Each outstanding share of Walden Common Stock owned by UST and its subsidiaries (other than in a fiduciary capacity) or by Walden as treasury stock will be cancelled and retired at the Effective Time and cease to exist, and no payment will be made with respect thereto.

     Shares of Walden Common Stock held by a stockholder who has demanded appraisal rights in compliance with the provisions of the MBCL will not be converted into UST Common Stock at the Effective Time (see "THE AFFILIATION -- Rights of Dissenting Stockholders"). If, however, the stockholder subsequently withdraws his or her demand for appraisal or loses his or her right of appraisal, the stockholder's shares will be deemed to be so converted as of the Effective Time.

     In addition, at the Effective Time all stock options with respect to Walden Common Stock granted by Walden or its affiliates under any stock option plan, which are outstanding at such time, whether or not then exercisable, will be converted into and will become stock options with respect to UST Common Stock. The rights to UST Common Stock to be received by holders of Walden stock options upon consummation of the Affiliation will be identical to the rights such optionees had under the Walden stock option plans which covered such stock options immediately prior to the Effective Time, except that the number of shares of UST Common Stock subject to such options and the exercise price per share of such options will be determined in accordance with the Conversion Number. The number of shares of UST Common Stock subject to each such stock option will be equal to the product of the number of shares of Walden Common Stock previously subject thereto and the Conversion Number, rounded down to the nearest whole share. The exercise price per share of UST Common Stock shall be equal to the exercise price per share of Walden Common Stock previously subject thereto divided by the Conversion Number, rounded up to the nearest cent.

     The Affiliation Agreement provides that, in the event that UST changes the number of shares of UST Common Stock issued and outstanding between August 30, 1996, and the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification or other similar transaction, the Conversion Number will be adjusted proportionately.

     No fractional shares of UST Common Stock will be issued in the Affiliation. The Affiliation Agreement provides that each holder of shares of Walden Common Stock exchanged pursuant to the Affiliation, who would otherwise have been entitled to receive a fraction of a share of UST Common Stock (after taking into account all certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount determined by multiplying such holder's fractional interest by the Closing Price.

     Shares of UST capital stock (including UST Common Stock) issued and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately after the Affiliation.

REGULATORY APPROVALS REQUIRED FOR THE AFFILIATION

     Federal Reserve. The Affiliation is subject to approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Assuming Federal Reserve Board Approval is granted, the Affiliation may not be consummated until thirty (30) days after such approval, during which time the DOJ may challenge the Affiliation on antitrust grounds and seek divestiture of certain assets and liabilities. Because, in the opinion of UST, the Affiliation will have no material anti-competitive effect, UST has requested, pursuant to the BHC Act that the Federal Reserve Board recommend to the Attorney General of the United States that the post-approval waiting period for the Affiliation be reduced to fifteen (15) calendar days.

     The Federal Reserve Board is prohibited from approving any proposed acquisition, merger, or consolidation under the BHC Act (a) which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (b) the effect of which in any section of the United States may be substantially to lessen competition, or to tend to create a monopoly, or result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

     In making its determination with respect to the Affiliation, the Federal Reserve Board will take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities served. As part of, or in addition to, consideration of the above factors, it is anticipated that the Federal Reserve Board will consider the financial condition of UST and Walden, current and projected economic conditions in the New England region and the overall capital and safety and soundness standards of UST and Walden as compared to those established by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the regulations promulgated thereunder.

     In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of each of UST and Walden in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each of such institutions. Furthermore, the BHC Act and Federal Reserve Board regulations require publication of notice of, and the opportunity for public comment on, the application submitted by UST for approval of the Affiliation and the BHC Act provides that the Federal Reserve Board may permit interested parties to intervene in the proceedings and to hold a public hearing in connection therewith if the Federal Reserve Board determines that such a hearing would be appropriate. Any such intervention by third parties could prolong the period during which the application is subject to review by the Federal Reserve Board.

     As noted above, the Affiliation may not be consummated until the thirtieth day after Federal Reserve Board approval, during which time the DOJ has jurisdiction to challenge the Affiliation on antitrust grounds. With the approval of the Federal Reserve Board and the DOJ, the waiting period may be reduced to no less than fifteen days. The commencement of an antitrust action by the DOJ would suspend the effectiveness of Federal Reserve Board approval of the Affiliation unless a court specifically orders otherwise. In reviewing the Affiliation, the DOJ could analyze the Affiliation's effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the Affiliation's competitive effects. Failure of the DOJ to object to the Affiliation may not prevent the filing of antitrust actions or actions on other grounds by private persons or state attorneys general.

     In general, the Federal Reserve Board and the DOJ will examine the impact of the Affiliation on competition in various product and geographic markets, including competition for deposits and loans, especially loans to small and middle market businesses.

     The right of UST to exercise the Option under the Stock Option Agreement also is subject to the prior approval of the Federal Reserve Board, to the extent that the exercise of the Option would result in UST owning more than 5% of the outstanding shares of Walden Common Stock. In considering whether to approve the exercise by UST of its rights under the Option, including its right to purchase more than 5% of the outstanding shares of Walden Common Stock, the Federal Reserve Board would in general apply the same statutory criteria as it would apply to its consideration of whether to approve the Affiliation. The Stock Option Agreement also provides that at the request of the holder of the Option, under certain circumstances, Walden will repurchase the Option (and any shares acquired pursuant to the option beneficially owned by such holder) for cash. Such repurchase may be subject to the prior approval of the Federal Reserve Board. In considering whether to approve such repurchase, the Federal Reserve Board would be concerned principally with the effect of the repurchase on the capital adequacy of Walden. For further information on the Stock Option Agreement, see "CERTAIN TERMS OF THE STOCK OPTION AGREEMENT."

     Massachusetts Approval. The Affiliation is also subject to approval of the Massachusetts BBI under Sections 2 and 4 of Chapter 167A of the Massachusetts General Laws. The statute requires that the Massachusetts BBI find that the Affiliation would not unreasonably affect competition among banking institutions and that it would promote public convenience and advantage. In making such a determination, the Massachusetts BBI would consider, but would not be limited to, a showing of net new benefits including initial capital investments, job creation plans, consumer and business services and commitments to maintain and open branch offices within a bank's statutory-delineated local community. In addition, Section 4 mandates that the Massachusetts BBI cannot approve the Affiliation until it has received notice from the Massachusetts Housing Partnership Fund (the "MHPF"), that arrangements satisfactory to the MHPF have been made for UST to pledge an amount of assets as required under the statute to be available for call by the MHPF for a period of ten years following the consummation of the Affiliation for purposes of funding various affordable housing programs, or other similar arrangements have been accepted by the MHPF. Under the statute, UST also will be required to maintain, for a period of two years following the consummation of the Affiliation, the asset base of Walden's subsidiary banks at a level equal to or greater than the total assets of such banks on the date of consummation of the Affiliation; provided, however, that the Massachusetts Commissioner of Banks (the "Massachusetts Commissioner") may waive such asset retention requirement if, in his judgment, economic conditions warrant such waiver. UST currently intends to request that the Massachusetts Commissioner grant such waiver. In addition, the Massachusetts BBI may not approve any proposed acquisition or merger if such acquisition or merger would result in a bank holding company holding or controlling in excess of 28% of the total deposits, exclusive of foreign deposits, of all state and Federally chartered banks in Massachusetts and all Massachusetts branches existing by authority of a foreign country; provided, however, that the Massachusetts Commissioner may waive such maximum deposit requirement if, in his judgment, economic conditions warrant such waiver. The parties do not expect that approval of the Affiliation by the Massachusetts BBI will require that the Massachusetts Commissioner waive such maximum deposit limitation.

     UST and Walden have filed all applications necessary to receive the requisite approvals of the Federal Reserve Board and the Massachusetts BBI. The Affiliation will not proceed in the absence of all requisite regulatory approvals. There can be no assurance that either the Federal Reserve Board or the Massachusetts BBI will approve the Affiliation. If such approvals are received, there can be no assurance as to the date of such approvals, that such approvals will not be conditioned in a manner so as to render inadvisable in the reasonable judgment of UST the consummation of the Affiliation, or that no action will be brought challenging such approvals. Other than as described above, UST and Walden are not aware of any other governmental approvals or actions that are required prior to the parties' consummation of the Affiliation. It is presently contemplated that, if any such additional governmental approvals or actions were required, such approvals or actions would be sought. There can be no assurance, however, that any such additional approvals or actions could be obtained or, if obtained, would not be conditioned in a manner so as to render it inadvisable, in the reasonable judgment of UST, to consummate the Affiliation.

     After the Effective Time, UST expects to merge Walden's bank subsidiaries with one of the UST bank subsidiaries. Receipt of approvals from the FDIC and from the Massachusetts Commissioner will be required at that time in order to consummate the merger of the banks. Such approvals, however, are not required for the consummation of the Affiliation.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     General. The following is a summary description of federal income tax consequences of the Affiliation. This summary is not a complete description of all possible tax consequences of the Affiliation and, in particular, may not address federal income tax considerations that may affect the treatment of a stockholder which, at the Effective Time, already owns some UST Common Stock, is not a U.S. person, is a tax-exempt entity or an individual who acquired Walden Common Stock pursuant to an employee stock option or otherwise as compensation, or exercises some form of control over Walden. In addition, no information is provided herein with respect to the tax consequences of the Affiliation under applicable foreign, state or local laws. CONSEQUENTLY, EACH WALDEN STOCKHOLDER IS ADVISED TO CONSULT A TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION TO THAT STOCKHOLDER. The following discussion is based on the Code, as in effect on the date of this Joint Proxy Statement - Prospectus, and there can be no assurances that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein. The following discussion gives no consideration of the particular facts or circumstances of any holder of Walden Common Stock and assumes that the Walden Common Stock held by each holder thereof is held as a capital asset.

     Effect of the Affiliation. Neither UST nor Walden has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Affiliation. Consummation of the Affiliation is conditioned on the delivery of tax opinions from Bingham, Dana & Gould LLP, counsel to UST, and from Arthur Andersen LLP, tax advisor to Walden, or from any other tax advisor to Walden which is acceptable to UST and Walden, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, the Affiliation will be treated for federal income tax purposes as part of one or more reorganizations within the meaning of Section 368 of the Code.

     If the Affiliation constitutes such a reorganization: (i) no gain or loss will be recognized by UST, Walden or the Merger Subsidiary as a result of the Affiliation; (ii) no gain or loss will be recognized by stockholders of Walden on account of their receipt of UST Common Stock in exchange for their Walden Common Stock as a result of the Affiliation; (iii) a holder of Walden Common Stock who receives cash proceeds for fractional interests in UST Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by UST; (iv) the tax consequences of the assumed redemption occurring in connection with the payment of cash in lieu of fractional shares, and of the redemption of Walden Common Stock by holders of Walden who perfect their statutory dissenters' rights, will be determined in accordance with Section 302 of the Code but should generally give rise to capital gain or loss, which capital gain or loss will be long-term if the Walden Common Stock has been held for more than one year at the Effective Time; (v) the tax basis of the UST Common Stock received by stockholders who exchange Walden Common Stock for UST Common Stock in the Affiliation will be the same as the tax basis of the Walden Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and (vi) the holding period of the UST Common Stock in the hands of the Walden stockholders will include the holding period of the Walden Common Stock exchanged therefor.

     It is a condition to the consummation of the Affiliation that UST receive an opinion, dated as of the date of the closing of the Affiliation, from its counsel, Bingham, Dana & Gould LLP, and that Walden receive an opinion, dated as of the date of this Joint Proxy Statement-Prospectus and of the date of the closing of the Affiliation, is of its tax advisor, Arthur Andersen LLP, or other tax advisor acceptable to UST and Walden, substantially to the effect that, among other things, each assuming that the Affiliation will be consummated in accordance with the Affiliation Agreement, the Affiliation constitutes a reorganization under Section 368 of the Code. If such opinions cannot be delivered because the Affiliation is not deemed a reorganization under the Code in the opinion of their respective counsel, the Affiliation may not be consummated. If, however, the parties waive this condition and the Affiliation is consummated but not treated as a reorganization within the meaning of Section 368 of the Code, no gain or loss will be recognized by Walden, UST or Merger Subsidiary, however, exchanges of Walden Common Stock, whether for cash or for UST Common Stock pursuant to the Affiliation, would be taxable transactions. In that event, each exchanging holder of Walden Common Stock will recognize capital gain or loss equal to the difference between such holder's adjusted basis in the Walden Common Stock exchanged and the amount of cash (if any) plus the fair market value of UST Common Stock (if any) received by such holder in the Affiliation.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash to a holder who exchanges his or her Walden Common Stock, or a portion of his or her Walden Common Stock, for cash, a holder must, unless an exception applies under the applicable law and regulations, provide the payor of such cash with such holder's correct taxpayer identification number ("TIN") on a Form W-9 and certify under penalties of perjury that such number is correct and that such holder is not subject to backup withholding. If the correct TIN and certifications are not provided, a $50 penalty may be imposed on a holder by the Internal Revenue Service and the cash payments received by a holder may be subject to backup withholding tax at a rate of 31%.

ACCOUNTING TREATMENT

     Consummation of the Affiliation is conditioned upon the Affiliation being accounted for as a pooling of interests and the receipt by each of UST and Walden of a letter to such effect from Arthur Andersen LLP. Under the pooling of interests method of accounting, the recorded amounts of the assets and liabilities of UST and Walden will be carried forward at their previously recorded amounts and no goodwill will be created. Revenues and expenses will be retroactively presented as if UST and Walden were combined for the entire fiscal period in which the Affiliation occurs and for all periods prior to the Affiliation at previously recorded amounts.

     In order for the Affiliation to qualify for pooling of interests accounting treatment, substantially all of the outstanding Walden Common Stock must be exchanged for UST Common Stock with substantially similar terms. UST and Walden have agreed to use their best efforts to cause the Affiliation to qualify for pooling of interests accounting treatment, provided that UST is not precluded from exercising its rights under the Stock Option Agreement. See "THE AFFILIATION -- Conditions of the Affiliation."

     For information concerning certain conditions to be imposed in connection with the consummation of the Affiliation with respect to the exchange of Walden Common Stock for UST Common Stock by Affiliates (as defined below) of Walden and certain restrictions to be imposed on the transferability of the UST Common

Stock to be received by those Affiliates, in order, among other things, to assure the availability of pooling of interests accounting treatment, see "THE AFFILIATION -- Resales by Affiliates."

EMPLOYEE MATTERS

     UST has agreed in the Affiliation Agreement that, with respect to any employee of Walden or any of its affiliates who is transferred to UST or any affiliate of UST and who becomes a participant in any employee benefit plan, program or arrangement maintained or funded by UST or any of its affiliates (each such employee, a "Transferred Employee"), it will cause the plan, program or arrangement to treat the service of the Transferred Employee with Walden, or any of Walden's affiliates, as service rendered to UST or UST's affiliates, as the case may be, for purposes of eligibility to participate, vesting and eligibility for special benefits under such plan, program or arrangement, but not for purposes of benefit accrual. In addition, UST has agreed to provide Transferred Employees with the types and levels of employee benefits maintained by UST for similarly situated employees.

     UST has also agreed in the Affiliation Agreement that, for a period of one year following the Closing Date, UST will provide Transferred Employees with a severance plan with provisions that are at least as favorable in the aggregate as the severance plan currently maintained by Walden for such employee. Any employee of Walden or its affiliates who does not become a Transferred Employee is entitled to severance benefits under the severance plan currently maintained by Walden for such employee. UST will have no obligation to any Transferred Employee under Walden's 1993 Employee Stock Purchase Plan or its Deferred Compensation Plan, each of which will be terminated by Walden prior to the Effective Time.

     In addition, all rights with respect to Walden Common Stock pursuant to stock options granted by Walden under any stock option plans of Walden and which are outstanding at the Effective Time shall be converted into corresponding rights to purchase shares of UST Common Stock. The rights to UST Common Stock to be received by holders of Walden stock options upon consummation of the Affiliation will be identical to the rights such optionees had under the Walden stock option plans which covered such stock options, except that (i) all references to Walden shall be deemed to be references to UST and (ii) the number of shares of UST Common Stock subject to such options and the exercise price of such options will be adjusted to reflect the Conversion Number. The number of shares of UST Common Stock subject to such stock options will be equal to the product of the (x) number of shares of Walden Common Stock previously subject thereto and (y) the Conversion Number, rounded down to the nearest whole share. The exercise price per share of UST Common Stock shall be equal to (x) the exercise price per share of Walden Common Stock previously subject thereto divided by (y) the Conversion Number, rounded up to the nearest cent. UST has agreed to file a registration statement on Form S-3 or Form S-8, as the case may be, with respect to the shares of UST Common Stock subject to the Walden stock options to be assumed by UST. UST will use its reasonable efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Under the Affiliation Agreement, after August 30, 1996, no further stock options may be granted by Walden without the prior consent of UST.

     For a description of the effect of the Affiliation on certain other employee benefits provided by Walden, see "THE AFFILIATION -- Interests of Certain Persons in the Affiliation."

INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION

     Certain members of UST's management and the UST Board and Walden's management and the Walden Board may be deemed to have certain interests in the Affiliation that are in addition to their interests as stockholders of UST or Walden, as the case may be. The executive officers and directors of UST and certain executive officers and directors of Walden will be executive officers and directors of UST following the Affiliation. See "THE AFFILIATION -- Management and Operations After the Affiliation." UST has agreed (i) to honor the existing severance arrangements of certain officers and employees of Walden,
(ii) to maintain Walden's directors' and officers' liability insurance for a period of six years (or substitute a comparable policy), and (iii) to honor, after the Effective Time to the extent permissible under federal and Massachusetts law and regulation, the indemnification provisions set forth in the articles of incorporation and by-laws of Walden and its subsidiaries with respect to acts or omissions taken prior to the Effective Time. See "THE AFFILIATION -- Indemnification and Insurance." In the Affiliation Agreement, UST and Walden have agreed to terminate, as of the Effective Time, the existing severance agreements between Walden and each of Ms. Bergemann and Messrs. Bradbury, Cushing and Gilles and that, subject to the terms thereof, each will be entitled to the payment and benefits provided for therein. In addition, it is expected that the existing severance agreement between Walden and Mr. Olson may be terminated at or near the Effective Time and that, subject to the terms thereof, he will be entitled to payment and benefits provided for therein. The amounts of the severance payments currently expected to be received by the foregoing persons as a result of the Affiliation under the terms of their severance agreements are approximately $408,600, $2,593,999, $1,307,046, $735,135 and
$704,535, respectively. Payments under such severance agreements will be made by Walden no later than the Effective Time.

     Directors, officers and employees with stock options outstanding at the Effective Time under stock option plans of Walden will be entitled to have their options converted into options with respect to UST Common Stock. See "THE AFFILIATION -- Employee Matters." Based on the price of Walden Common Stock immediately before the execution and announcement of the Affiliation Agreement ($20.50 on August 29, 1996), and the recent price of UST Common Stock ($17.69 on November 4, 1996), it is estimated that the aggregate increase in the total value (market price less exercise price of all option shares) of the Walden stock options held by each director or executive officer of Walden, excluding the value of all such options immediately before the execution of the Affiliation Agreement, but including the value of all such options that vested or will vest in connection with the Affiliation, is approximately as follows:
Mr. Atkins, $39,713; Mr. Bradbury, $1,287,161; Mr. Cutler, $0; Mr. Doody, $0; Mr. Ehrenfried, $39,713; Mr. Griffith, $39,713; Mr. Lombard, $39,713; Mr. Tod, $0; Ms. Bergemann, $439,588; Mr. Cushing, $738,422; Mr. Gilles, $665,184; and
Mr. Olson, $325,392.

INDEMNIFICATION AND INSURANCE

     Under the Affiliation Agreement, after the Effective Time, UST has agreed to honor the indemnification provisions for officers and directors currently set forth in the Walden Articles or By-laws or the articles of association, charter or by-laws of any of Walden's subsidiaries with respect to acts and omissions taken by such officers and directors prior to the Effective Time, but only to the extent permitted by federal and Massachusetts law and regulation.

     UST has also agreed, pursuant to the Affiliation Agreement, to maintain Walden's (including its subsidiaries') existing directors' and officers' liability insurance covering persons who are currently covered by Walden's insurance policies for a period of six years after the Effective Time on terms no less favorable than those in effect on August 30, 1996. Walden has agreed that UST may substitute policies providing at least comparable coverage and containing terms and conditions no less favorable than those in effect on August 30, 1996.

RIGHTS OF DISSENTING STOCKHOLDERS

     If the Affiliation becomes effective, a stockholder of Walden who does not vote in favor of the Affiliation and who follows the procedures prescribed under Massachusetts law may require Walden (as it exists after the Effective Time) to pay the fair value, determined as provided under applicable statute, for the Dissenting Shares held by such stockholder. The following is a summary of certain features of the relevant Massachusetts law, the provisions of which are set forth in full in Appendix F annexed hereto. IN ORDER TO EXERCISE SUCH STATUTORY APPRAISAL RIGHTS, STRICT ADHERENCE TO THE STATUTORY PROVISIONS IS REQUIRED, AND EACH STOCKHOLDER WHO MAY DESIRE TO EXERCISE SUCH RIGHTS SHOULD CAREFULLY REVIEW AND ADHERE TO SUCH PROVISIONS.

     A dissenting stockholder of Walden who desires to pursue the appraisal rights available must adhere to the following procedures: (1) file a written objection to the Affiliation with Walden before the taking of the stockholders' vote on the Affiliation, stating the intention of such stockholder to demand payment for shares owned by such stockholder if the Affiliation is approved and consummated; (2) refrain from voting shares owned by such stockholder in favor of the Affiliation; and (3) within twenty days of the date of mailing of a notice by Walden (as its exists after the Effective Time) to objecting stockholders that the Affiliation has become effective, make written demand to Walden (as it exists after the Effective Time) for payment for said stockholder's shares. Such written objection should be delivered to Walden, 125 Nagog Park, Acton,

Massachusetts 01720, Attn.: Josiah S. Cushing, II, Clerk, and such written demand should be delivered to Walden (as it exists after the Effective Time), c/o UST, 40 Court Street, Boston, Massachusetts 02108, Attn.: Eric R. Fischer, Executive Vice President, General Counsel and Clerk. It is recommended that such objection and such demand be sent by registered or certified mail, return receipt requested.

     A dissenting stockholder, who files the required written objection with Walden prior to the stockholder vote, need not vote against the Affiliation, but a vote in favor of the Affiliation will constitute a waiver of such stockholder's statutory appraisal rights. Stockholders should note that returning a properly signed proxy card that does not indicate a vote or an abstention on approval of the Affiliation Agreement will constitute a vote in favor of the Affiliation Agreement. A vote against the Affiliation does not, alone, constitute a written objection. Pursuant to the applicable statutory provisions, notice that the Affiliation has become effective will be sent to each objecting stockholder of Walden within ten days after the date on which the Affiliation becomes effective.

     The value of the Walden Common Stock will be determined initially by Walden (as it exists after the Effective Time) and the dissenting stockholder. If, during the period of thirty days after the expiration of the period during which the foregoing demand for payment may be made, Walden (as it exists after the Effective Time) and the stockholder fail to agree on an appraisal value, either of them may file a bill in equity in the Superior Court of Middlesex County, Massachusetts, asking that the court determine the matter in issue. The bill in equity must be filed within four months after the date of expiration of the foregoing thirty-day period. After a hearing, the court shall enter a decree determining the fair value of the Walden Common Stock and shall order Walden (as it exists after the Effective Time) to make payment of such value, with interest, if any, to the stockholders entitled to said payment, upon transfer by them to Walden (as it exists after the Effective Time) of the certificate or certificates representing the Walden Common Stock held by said stockholders.

     For appraisal proceeding purposes, value is determined as of the day before the approval of the Affiliation by stockholders, excluding any element of value arising from the expectation or accomplishment of the Affiliation.

     Under Massachusetts statutory law, procedures relating to dissenters' rights are stated to be the exclusive remedy available to a stockholder objecting to the Affiliation, except where the objection is based on the contention that the Affiliation will be or is illegal or fraudulent as to said stockholder. However, under Massachusetts case law, dissenting stockholders may not be limited to the statutory remedy of judicial appraisal where violations of fiduciary duty are found.

     The law pertaining to the statutory appraisal remedy also contains provisions regarding costs, dividends on dissenting shares, rights under dissenting shares prior to purchase, discontinuance of dissenters' rights, and certain miscellaneous matters. See Appendix F.

NASDAQ LISTING

     The Affiliation Agreement provides for the filing of, and UST has filed or will file, a listing application with NASDAQ covering the shares of UST Common Stock issuable pursuant to the Affiliation. The obligation of Walden to effect the Affiliation is subject to the condition that such shares of UST Common Stock be authorized for listing on NASDAQ effective upon official notice of issuance.

RESALES BY AFFILIATES

     Shares of UST Common Stock to be issued to stockholders of Walden in connection with the Affiliation will have been registered with the Commission under the Securities Act. Thus, all shares of UST Common Stock to be received by holders of Walden Common Stock upon consummation of the Affiliation will be freely transferable by those stockholders of Walden not deemed to be "Affiliates" of UST or Walden. Under the Securities Act, "Affiliates" generally are defined as persons (often considered to include, but not necessarily limited to, executive officers, directors and ten-percent stockholders) who control, are controlled by, or are under common control with (i) UST or Walden at the time of the Walden Meeting or (ii) UST at or after the Effective Time.

     Rule 145 promulgated by the Commission under the Securities Act restricts the sale of UST Common Stock received in the Affiliation by former Affiliates of Walden and certain of their family members and related interests. Generally speaking, during the two years following the Effective Time, Affiliates of Walden, may publicly resell the UST Common Stock received by them in the Affiliation provided that such sales comply with Rule 145 limitations as to the amount of UST Common Stock sold in any three-month period and as to the manner of sale. After the two-year period, such former Affiliates of Walden who are not Affiliates of UST may resell their shares without any restriction. Persons who are affiliates of UST prior to the Effective Time generally will remain subject to limitations and restrictions under Commission Rule 144 with respect to shares they may receive in connection with the affiliation (and any other shares of UST Common Stock they may own), so long as they continue to be Affiliates. The ability of Affiliates to resell shares of UST Common Stock received in the Affiliation under Rule 145 as summarized herein will be subject to UST's having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale.

     Affiliates of Walden also will be permitted to resell UST Common Stock received in the Affiliation without any restrictions provided that such sales are made pursuant to an effective registration statement filed with the Commission under the Securities Act or by means of another available exemption from the Securities Act registration requirements. This Joint Proxy Statement - Prospectus may not be used to effectuate any resales of UST Common Stock received by persons who may be deemed to be Affiliates of UST or Walden.

     UST and Walden have agreed to use all reasonable efforts to cause each person who may be deemed to be an Affiliate (which term shall mean any person so defined for purposes of qualifying the Affiliation for pooling of interests accounting treatment under the Commission's Accounting Series Releases 130 and 135, and which term shall also mean when used with respect to Walden, any person so defined in accordance with Rule 145) of such party to execute and deliver to the other party, a letter, in the case of UST Affiliates, substantially in the form attached to the Affiliation Agreement as Exhibit B-1 (the "UST Affiliates Letter"), and in the case of Walden, substantially in the form attached to the Affiliation Agreement as Exhibit B-2 (the "Walden Affiliates Letter", and generally, an "Affiliates Letter").

     Commission guidelines with respect to the qualification of the Affiliation for pooling of interests accounting treatment limit sales of shares of the acquiring and acquired company by Affiliates of either company in a business combination. Commission guidelines indicate further that the pooling of interests method of accounting generally will not be challenged on the basis of sales by Affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning thirty days before the merger and ending when financial results ("Post-Merger Financial Results") covering at least thirty days of post-merger operations of the combined entity have been published. In the UST Affiliates Letter, Affiliates of UST have agreed not to sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to shares of UST Common Stock acquired in the Affiliation in violation of these guidelines. In the Walden Affiliates Letter, Affiliates of Walden have agreed not to sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to any shares Walden Common Stock held by the Affiliate, or any shares of UST Common Stock in violation of these guidelines.

     The Walden Affiliates Letter further provides that an Affiliate of Walden will not sell, assign, transfer, or otherwise dispose of any shares of UST Common Stock obtained as a result of the Affiliation, except in compliance with the Securities Act and the rules and regulations of the Commission thereunder. Walden certificates surrendered for exchange by any person who is an Affiliate of Walden for purposes of Rule 145(c) will not be exchanged for certificates representing shares of UST Common Stock until UST has received an executed Affiliates Letter from such person. Prior to publication of Post-Merger Financial Results, UST will not transfer on its books any shares of UST Common Stock received by an Affiliate pursuant to the Affiliation. The stock certificates representing UST Common Stock issued to Affiliates of Walden in the Affiliation will bear a legend summarizing the applicable Rule 145 restrictions.

     UST has agreed in the Affiliation Agreement to publish not later than thirty days following the end of the first month after the Effective Time in which there are at least thirty days of post-Affiliation combined operations, Post-Merger Financial Results as contemplated by and in accordance with the terms of the Commission's Accounting Series Release No. 135.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

     Conversion of Shares of Walden Common Stock. By virtue of the Affiliation, automatically and without any action on the part of any holder thereof: (a) each then-outstanding share of Walden Common Stock not owned by UST directly or indirectly (except for any such shares of Walden Common Stock held by UST in a fiduciary capacity), and other than those shares of Walden Common Stock held in the treasury of Walden and Dissenting Shares, will be converted into 1.9 shares of UST Common Stock and each holder will also receive a corresponding amount of preferred stock purchase rights associated therewith pursuant to the UST Rights Agreement (See "THE AFFILIATION -- Terms of the Affiliation" and "DESCRIPTION OF UST CAPITAL STOCK -- Stockholder Rights Agreement"); (b) each then-outstanding share of Walden Common Stock owned by UST or any subsidiary of UST (except for any such shares of Walden Common Stock held by UST or its subsidiaries in a fiduciary capacity) will be cancelled, retired and cease to exist; and (c) each share of Walden Common Stock issued and held in Walden's treasury will be cancelled and retired. No conversion or payment will be made with respect to the cancellation of shares referred to in clauses (b) and (c) above. For a discussion of the treatment of Dissenting Shares, see "THE AFFILIATION -- Rights of Dissenting Stockholders." Under certain circumstances, UST may choose to adjust the Conversion Number to be greater than 1.9 in order to prevent the termination of the Affiliation Agreement by Walden. See "THE AFFILIATION -- Termination of the Affiliation Agreement."

     The Conversion Number is the product of arm's length negotiations between the respective managements of UST and Walden. In determining the fairness of the Conversion Number, the management of UST had the benefit of advice from its financial advisor, the investment banking firm of Fox-Pitt, Kelton, and the management of Walden had the benefit of advice from its financial advisor, the investment banking firm of PaineWebber. See "THE AFFILIATION -- Opinion of Financial Advisor to UST" and "-- Opinion of Financial Advisor to Walden." Because the Conversion Number is fixed and the market price of UST Common Stock is subject to fluctuation, the value of the shares of UST Common Stock that holders of Walden Common Stock will receive in the Affiliation may increase or decrease prior to and following the Affiliation.

     Manner of Exchanging Walden Certificates for UST Certificates. UST has appointed UST's wholly-owned subsidiary, USTC (the "Exchange Agent"), to effect the exchange of certificates in connection with the Affiliation. Promptly after the Effective Time, UST will send to each holder of record (other than UST or its subsidiaries for shares of Walden Common Stock it holds other than in a fiduciary capacity and holders of shares of Walden Common Stock who have perfected their rights of appraisal) of a Walden certificate which immediately prior to the Effective Time represented outstanding shares of Walden Common Stock (a "Walden Certificate"), a letter of transmittal and instructions for its use in effecting such surrender of the Walden Certificates in exchange for certificates representing shares of UST Common Stock. Upon surrender of a Walden Certificate for exchange and cancellation to the Exchange Agent, together with a duly executed letter of transmittal and any other required documents, the holder of such Walden Certificate will be entitled to receive, in exchange therefor, a certificate representing the number of shares of UST Common Stock to which such Walden Certificate holder is entitled upon consummation of the Affiliation and a check representing cash in lieu of any fractional share thereof, and the Walden Certificate so surrendered will forthwith be cancelled.

     WALDEN CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNTIL THE WALDEN STOCKHOLDER HAS RECEIVED A TRANSMITTAL LETTER.

     If any certificate for shares of UST Common Stock or a check representing cash in lieu of any fractional share thereof is to be issued in a name other than that in which a Walden Certificate surrendered for exchange is registered, the Walden Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes by reason of the issuance of a certificate representing shares of UST Common Stock in any name other than that of the registered holder of the Walden Certificate surrendered, or which are required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     Lost Certificates. In the event that any Walden Certificate is lost, stolen or destroyed, upon receipt by UST of appropriate evidence as to such loss, theft or destruction and as to the ownership of the Walden

Certificate, and the receipt by UST of appropriate and customary indemnification, UST will issue shares of UST Common Stock and the fractional share payment, if any, in exchange for the lost, stolen or destroyed Walden Certificate.

     Distributions with Respect to Unexchanged Walden Certificates. No dividend or other distribution payable after the Effective Time on UST Common Stock will be paid to the holder of any Walden Certificates until such holder physically surrenders such Walden Certificates for exchange as instructed. Subject to any applicable law, upon surrender of any Walden Certificate, such holder will receive (a) a certificate representing the shares of UST Common Stock into which the former shares of Walden Common Stock represented by such certificate have been converted, (b) any withheld dividends or other distributions (without interest) and (c) any withheld cash payments (without interest) for any fractional share to which such stockholder is entitled.

     Post Effective Time. After the Effective Time, there will be no transfers on the transfer books of Walden of the shares of Walden Common Stock which were outstanding immediately at the Effective Time. If, after the Effective Time, Walden Certificates representing such shares are presented for transfer to Walden, they will be cancelled and exchanged for certificates representing shares of UST Common Stock pursuant to the terms of the Plan of Merger. After the Effective Time, holders of Walden Certificates (or certificates of its corporate predecessors in interest, including Concord or Braintree, which have been converted into Walden Certificates) will cease to be and have no rights as stockholders of such entities except to receive shares of UST Common Stock or cash in lieu of fractional shares of Walden Common Stock converted or rights afforded dissenting stockholders.

CONDITIONS TO THE CONSUMMATION OF THE AFFILIATION

     Conditions to Each Party's Obligations. The respective obligations of each of UST and Walden to effect the Affiliation are subject to the fulfillment of the following conditions, none of which may be waived by the parties:

          (a) the Affiliation Agreement, the Plan of Merger and each of the transactions contemplated thereby shall have been approved by the respective requisite affirmative votes of the holders of UST Common Stock and Walden Common Stock entitled to vote thereon;

          (b) all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental or regulatory authority or agency which are necessary for the consummation of the Affiliation, shall have been filed, occurred or been obtained other than consents, the failure of which to obtain would neither make it impossible to consummate the Affiliation nor result in a Material Adverse Effect on UST after the Affiliation (all such authorizations, orders, declaration, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect;

          (c) the Registration Statement shall have become effective under the Securities Act and shall not be subject to a stop order or a threatened stop order; and

          (d) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Affiliation shall be in effect;

          (e) UST and Walden shall have each received a letter from Arthur Andersen LLP, addressed to each of them, to the effect that the Affiliation will qualify for pooling of interest accounting treatment.

     Conditions to UST's Obligations. The obligation of UST to effect the Affiliation also is subject to the satisfaction of additional conditions, including, but not limited to, the following conditions, any of which may be waived by UST:

          (a) there shall not have been any change in the business, assets, financial condition or results of operations of Walden or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Affiliation Agreement) on Walden as a whole or any of its banking subsidiaries taken on an individual basis;

          (b) the obligations of Walden under the Affiliation Agreement shall have been duly performed or complied with in all material respects, and the representations and warranties of Walden contained in the Affiliation Agreement shall be true and correct in all material respects as of the date of the Affiliation Agreement and as of the Effective Time as though made at and as of the Effective Time (except as otherwise specifically contemplated by the Affiliation Agreement according to the standard set forth therein and except with respect to any representation or warranty which specifically relates to an earlier date and UST shall have received a certificate to that effect from the chairman or president and the chief financial officer or chief accounting officer of Walden;

          (c) all permits, consents, waivers, clearances, approvals and authorizations of all non-governmental and non-regulatory third parties necessary in connection with the consummation of the Affiliation and required to be received by Walden have been received, other than those the failure of which to obtain would neither make it impossible to consummate the Affiliation nor result in a Material Adverse Effect with respect to UST (on a consolidated basis with Walden);

          (d) Bingham, Dana & Gould LLP shall have delivered to UST a tax opinion, dated as of the date of the closing of the Affiliation substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Affiliation will be treated for federal income tax purposes as a reorganization within the meaning of
     Section 368 of the Code and addressing such other opinions relating to federal income tax effects as UST may reasonably require which are customary in such transactions;

          (e) Walden shall have delivered to UST, Walden Affiliates Letters executed by each of the Affiliates of Walden;

          (f) Walden shall have terminated its 1993 Employee Stock Purchase Plan and its Deferred Compensation Plan; and

          (g) there shall not have been any action taken by any federal or state governmental agency or authority which, in connection with the granting of any consent or Requisite Regulatory Approval necessary to consummate the Affiliation or otherwise, imposes any condition or restriction upon UST or any of its subsidiaries, or Walden, after the Affiliation (including, without limitation, requirements relating to the disposition of assets or limitations on interest rates) which would so materially adversely impact the economic or business benefits of the transactions contemplated by the Affiliation Agreement, as to render inadvisable in the reasonable judgment of UST the consummation of the Affiliation.

     Conditions to Walden's Obligations. The obligations of Walden to effect the Affiliation also are subject to the satisfaction of certain additional conditions, including, but not limited to, the following conditions, any of which may be waived by Walden:

          (a) there shall not have been any change in the business, assets, financial condition, results of operations of UST or any of its subsidiaries, which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on UST as a whole or any of its banking subsidiaries on an individual basis;

          (b) the obligations of UST under the Affiliation Agreement shall have been duly performed or complied with in all material respects and the representations and warranties of UST contained in the Affiliation Agreement shall be true and correct in all material respects, as of the date of the Affiliation Agreement and as of the Effective Time as though made at and as of the Effective Time, except as otherwise specifically contemplated by the Affiliation Agreement according to the standard set forth in the Affiliation Agreement or any representation or warranty which specifically relates to an earlier date, and Walden shall have received a certificate to that effect from the chairman or president and chief financial officer or chief accounting officer of UST;

          (c) all permits, consents, waivers, clearances, approvals and authorizations of all non-governmental and non-regulatory third parties necessary in connection with the consummation of the Affiliation that are required to be received by UST have been received, other than those the failure of which to obtain would neither make it impossible to consummate the Affiliation nor result in a Material Adverse Effect with respect to UST (on a consolidated basis with Walden) after the Affiliation;

          (d) Arthur Andersen LLP, or another tax advisor of Walden acceptable to Buyer and Seller, shall have delivered to Walden a tax opinion dated as of this Joint Proxy Statement -- Prospectus and as of the date of the closing of the Affiliation, each substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Affiliation will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and no gain or loss will be recognized by the stockholders of Walden upon the receipt, pursuant to the Affiliation Agreement, of UST Common Stock in exchange for Walden Common Stock (such opinion will not extend to cash received in lieu of fractional share interests or cash received by dissenting stockholders, if any) and addressing such other opinions relating to federal income tax effects as Walden may reasonably require which are customary in such transactions;

          (e) UST shall have delivered to Walden, UST Affiliates Letters executed by each of the Affiliates of UST;

          (f) the shares of UST Common Stock issuable to Walden stockholders pursuant to the Affiliation Agreement and the Plan of Merger shall have been authorized for listing on NASDAQ upon official notice of issuance; and

          (g) the Exchange Agent shall have delivered a certificate to Walden to the effect that UST (i) has given the Exchange Agent instructions and authorization to issue a sufficient number of shares of UST Common Stock in exchange for all outstanding shares of Walden Common Stock and (ii) has deposited sufficient funds with the Exchange Agent to pay a reasonable estimate of the cash payments necessary to pay for fractional share interests.

CONDUCT OF BUSINESS PENDING THE AFFILIATION

     Pursuant to the Affiliation Agreement, Walden has agreed that, until the earlier of the Effective Time or the termination of the Affiliation Agreement,
Walden:

          (a) shall, and shall cause each of its subsidiaries to, conduct its business and engage in transactions only in the ordinary and usual course of business consistent with past practices, which shall mean (i) conducting its banking and other business in the ordinary and usual course, (ii) refraining from any of the activities described in (b) below, (iii) not entering into any material transactions except in the ordinary and usual course of business consistent with past practices and (iv) complying with the following covenants:

             (A) maintaining its corporate existence and good standing, except where any failure to maintain such good standing does not or would not have a Material Adverse Effect on Walden or any of its Significant Subsidiaries (for purposes of this Joint Proxy Statement - Prospectus, the term "Significant Subsidiary" means with respect to Walden, any "Significant Subsidiary" as defined in Commission Regulation S-X and, specifically, whether or not so defined in such Regulation, Walden Financial Corporation, Builders Collaborative, Inc., Walden Securities Corporation, Inc., Braintree Savings Corporation, Bra-Prop Corporation and Braintree Securities Corporation);

             (B) using all reasonable efforts to maintain and keep its properties in as good repair and condition in all material respects as they presently exist, except for ordinary wear and tear and damage due to casualty;

             (C) using all reasonable efforts to maintain in full force and effect insurance generally comparable in amount and in scope of coverage to that now maintained by it;

             (D) complying with and performing in all material respects its obligations and duties (y) under contracts, leases and documents relating to or affecting its assets, properties and business and (z) imposed upon it by all federal, state and local laws and all rules, regulations and orders imposed by federal, state or local governmental authorities, judicial orders, judgments, decrees and similar determinations; and

             (E) using all reasonable efforts to preserve its business organization intact and the goodwill of those having business relationships with Walden or any of its subsidiaries, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with borrowers, depositors, other customers and others having business relationships with it;

          (b) shall not, and shall not permit any of its subsidiaries to, without the prior written consent of UST (i) engage in any material transaction or incur or sustain any material obligation or liability except in the ordinary, regular and usual course of business consistent with past practices, (ii) offer an interest rate on any deposit such that such deposit would be deemed a "brokered deposit," (iii) except in the ordinary course of business (except for (A) certain sales of automobiles and (B) loan and securities acquisitions and dispositions in the ordinary course of business consistent with past practices, in each case as more fully set forth in the Affiliation Agreement), sell, lease, encumber or otherwise dispose of any assets, (iv) file any application or give any notice to customers or governmental authorities or agencies to open, close or relocate any branch or open, close, relocate or terminate the operations of any branch, or (v) waive any material right it has with respect to any asset except in the ordinary, regular and usual course of business consistent with past practice;

          (c) shall cooperate with UST with respect to the preparation for the combination and integration as of the Effective Time of the businesses, systems and operations of Walden and UST;

          (d) shall not pay or declare any dividends or make other distributions in respect of the Walden Common Stock except for regular quarterly cash dividends at a rate not in excess of Walden's current dividend rate and subject to certain other provisions of the Affiliation Agreement;

          (e) shall not adopt or amend in any material respect any pension, benefit or other plans or enter into any employment, retention, severance or similar contracts or amend such contracts or plans to increase the amount payable or benefits provided thereunder, or pay any bonuses to it or its subsidiaries' employees except as provided for in the Affiliation Agreement and in the ordinary course of business consistent with past practices;

          (f) except as set forth in the Affiliation Agreement, shall not with respect to itself and its subsidiaries, authorize, recommend, propose or enter into an agreement with respect to any merger, consolidation, purchase and assumption transaction or business combination (other than the Affiliation), any acquisition of a material amount of assets or securities or assumption of liabilities, any disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights;

          (g) shall not propose or adopt amendments to it or its subsidiaries' charter or other incorporation documents or by-laws;

          (h) shall not, and shall not permit its subsidiaries to, issue, deliver or sell shares of its or their capital stock or securities convertible into its or their capital stock (other than (i) the sale of a certain amount of shares of Walden Common Stock pursuant to options or rights issued pursuant to Walden's 1993 Employee Stock Purchase Plan as more fully set forth in the Affiliation Agreement, (ii) pursuant to employee benefit plans or arrangements, dividend reinvestment plans or the terms of convertible securities outstanding as of the date of the Affiliation Agreement), and (iii) except pursuant to the Option), or effect any stock split, reclassification or similar transaction or otherwise change its capitalization as it existed on June 30, 1996;

          (i) shall not grant any options or rights to acquire any of its capital stock not existing on August 30, 1996;

          (j) shall not, and shall not permit its subsidiaries to, purchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for shares of its capital stock, except in a fiduciary capacity;

          (k) shall not impose or permit to exist any material lien, charge or encumbrance on any capital stock held by it or any of its subsidiaries;

          (l) shall not, and shall not permit its subsidiaries to, incur any debt obligations or obligations for borrowed money, or to guarantee the same, other than in the ordinary course of business consistent with past practices;

          (m) shall not incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than in the ordinary and usual course of business consistent with past practices and, in all cases, shall consult with UST with respect to capital expenditures that individually exceed $75,000 or cumulatively exceed $300,000;

          (n) shall use all reasonable efforts to improve its business, results of operations, financial condition and prospects;

          (o) shall not, except as expressly contemplated by the Affiliation Agreement, enter into any contract with any Affiliate;

          (p) shall not, except for transactions in the ordinary course of business consistent with past practices, enter into, terminate, renew or amend any material contract or alter any material leases or contracts, except as provided in the Affiliation Agreement;

          (q) shall not, except in the ordinary course of business and consistent with past practice, materially change its investment securities portfolio or its "gap position" without prior consultation with UST; and

          (r) shall not agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any of its representations or warranties made in the Affiliation Agreement untrue or incorrect in any material respect.

     Walden has agreed to use all reasonable efforts to renew or extend on a month-to-month basis or for such term as requested by UST, any lease of a branch office of any subsidiary, other lease of real property or lease relating to furniture, fixtures or equipment that is currently in effect but would otherwise expire on or prior to the Effective Time. Walden has further agreed not to cancel, terminate or take any other action this is likely to result in any cancellation or termination of any such lease without prior written notice to UST. With respect to certain parcels of its real property, Walden has agreed to cause certain environmental testing and, to the extent requested in writing by UST, certain environmental contamination remediation to be conducted.

     In addition to the above, Walden has specifically agreed that it will not and its subsidiaries will not, directly or indirectly, solicit, encourage, initiate or participate in any discussion or negotiations with (subject to the fiduciary obligations of the Walden Board as determined in good faith in consultation with outside counsel), or provide any information to, any corporation, partnership, person or other entity (other than UST and its affiliates) concerning any merger, tender offer, sale of substantial assets (other than as permitted under the Affiliation Agreement), or sales of stock or securities involving Walden or its subsidiaries (an "Other Acquisition Transaction"). In the exercise of the Walden Board's fiduciary obligations, Walden may participate in discussions with respect to an Other Acquisition Transaction provided that Walden does not solicit or initiate such discussions. Notwithstanding the foregoing, Walden is not prohibited from taking and disclosing to stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to stockholders which may be required under applicable law. Walden has agreed to immediately communicate to UST the identity of the parties and terms of any proposal, discussion or inquiry relating to a possible Other Acquisition Transaction.

     UST and Walden have agreed to cooperate and use all reasonable efforts to prepare all necessary documentation and file all applications, notices, petitions and filings, and to obtain and to cooperate in obtaining permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the Affiliation Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations.

     UST and Walden have further agreed (i) not to change their respective methods of accounting, as in effect at December 31, 1995, except as allowed in the Affiliation Agreement; (ii) to advise the other promptly of any change or event having a Material Adverse Effect (as defined in the Affiliation Agreement) on it or its subsidiaries that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in the Affiliation Agreement; and (iii) to coordinate with each other the declaration of any dividends in respect of UST Common Stock and Walden Common Stock and the record dates and payment dates relating thereto, it being their intention that holders of UST Common Stock or Walden Common Stock will not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of UST Common Stock and/or Walden Common Stock and any shares of UST Common Stock any such holder receives pursuant to the Affiliation.

     UST has also agreed to cause the shares of UST Common Stock to be issued in the Affiliation to be approved for listing on the NASDAQ, subject to official notice of issuance as of or prior to the Effective Time.

     From the date of the Affiliation Agreement until the earlier of the Effective Time or the date of termination of the Affiliation Agreement, UST has agreed that it will take no action which would (a) materially adversely affect the ability of any party to obtain any governmental or regulatory consents required for consummation of the transactions contemplated by the Affiliation Agreement without the imposition of a burdensome condition or restriction, (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Affiliation Agreement, or (c) result in UST entering into an agreement with respect to an acquisition proposal with a third party which would result in the Affiliation not being consummated.

WAIVER AND AMENDMENT

     Waiver. UST and Walden, with the authorization of their respective Boards of Directors, may, by written notice to the other party (a) extend the time for the performance of any of the obligations or other acts required of the other party contained in the Affiliation Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in the Affiliation Agreement or in any document delivered pursuant to the Affiliation Agreement, or
(c) waive compliance by the other party of any of its agreements or obligations under certain sections of the Affiliation Agreement; provided that any extension or waiver which reduces the amount or changes the form of the consideration to be delivered to Walden stockholders may not be made after Walden stockholders have approved the Affiliation Agreement unless stockholder approval for the amendment is obtained.

     Amendment. Subject to the applicable provisions of the Massachusetts General Laws and as may be authorized by their respective Boards of Directors, the Affiliation Agreement may be amended upon the written agreement of Walden and UST at any time; provided that any amendment which reduces the amount or changes the form of the consideration to be delivered to the Walden stockholders may not be made after the stockholders of Walden have approved the Affiliation Agreement unless stockholder approval for the amendment is obtained.

EXPENSES

     The Affiliation Agreement provides that Walden and UST will each pay its own expenses in connection with the Affiliation, including fees and expenses of its own financial consultants, accountants and counsel. The expense(s) associated with printing and distribution of the Registration Statement and this Joint Proxy Statement - Prospectus will be shared equally by Walden and UST.

MANAGEMENT AND OPERATIONS AFTER THE AFFILIATION

     UST. From and after the Effective Time, the UST Board will be expanded by three members, and Mr. Bradbury and two other individuals selected by Walden and approved by UST will be elected by the UST Board as directors of UST to fill existing vacancies on the UST Board with Mr. Bradbury being assigned to the class of UST directors whose term expires in 2000. Mr. Bradbury shall be entitled to serve as a member of the UST Steering Committee for so long as he is a director of UST. Directors of UST who are not otherwise full time officers or employees of UST or any of its subsidiaries are paid a fee of $250 for each meeting of the UST Board they attend, plus an annual stipend of $15,000. In addition, members of the UST Board serving on the Steering Committee receive additional committee fees in the amount $250 for each meeting of the Steering Committee they attend.

     Additional information about Mr. Bradbury and the other known individuals who will serve as the directors and executive officers of UST following the Affiliation is contained in UST's and Walden's respective Annual Reports on Form 10-K for the year ended December 31, 1995, which are incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

     Walden. At the Effective Time, the Merger Subsidiary will be merged with and into Walden, the separate corporate existence of Merger Subsidiary shall cease to exist, and the surviving corporation will be Walden, as a wholly-owned subsidiary of UST. At the Effective Time, Walden's legal corporate name shall be changed to "Mosaic Corp." At the Effective Time, the articles of organization and By-laws of Walden will become, by amendment, the articles of organization and By-laws of the Merger Subsidiary. At the Effective Time, subject to the rights of UST as sole stockholder of Walden, the Merger Subsidiary's officers and directors immediately prior to the Effective Time shall be the directors of Walden at the Effective Time and shall hold office subject to Walden's Articles of Organization and By-laws, as from time to time in effect, and the laws of The Commonwealth of Massachusetts.

     Walden Subsidiaries. At the Effective Time, the Boards of Directors of Walden's bank subsidiaries will consist of certain of those directors of such subsidiaries and such additional persons as selected by UST prior to the Effective Time to serve as directors of such subsidiaries unless such bank subsidiaries merge with a UST bank subsidiary as provided for below. At the written request of UST, Walden has agreed to take or cause to be taken all necessary actions to effectuate the eventual merger of each of its subsidiary banks with a subsidiary bank of UST as soon as practicable after the Effective Time. In the event that Walden's subsidiary banks are merged with and into a UST subsidiary bank, Mr. Bradbury and the two other individuals selected by Walden and elected to the UST Board will become directors of the surviving subsidiary bank.

TERMINATION OF THE AFFILIATION AGREEMENT

     The Affiliation Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by UST and Walden stockholders of the Affiliation Agreement, the Plan of Merger and each of the transactions contemplated thereby, under the following circumstances:

          (a) by the mutual written consent of UST and Walden authorized by their respective Boards of Directors;

          (b) by either UST or Walden if (i) the Effective Time shall not have occurred on or prior to June 30, 1997, or such later date as shall have been agreed to by the parties, (ii) any governmental or regulatory authority or agency or court shall have enjoined, denied approval of, or otherwise prohibited the consummation of the Affiliation, and such order or injunction is final and unappealable, or (iii) if any stockholder approval required for the consummation of the Affiliation has not been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof (provided that the terminating party is not otherwise in material breach of any representation, warranty, covenant, or other agreement contained therein or in the Stock Option Agreement);

          (c) by either the UST Board or the Walden Board (i) if the other party has materially breached any representation, warranty, covenant or other agreement contained in the Affiliation Agreement or the Stock Option Agreement and such breach is not cured within 45 days after written notice thereof is given to the breaching party, or (ii) in the event that any of the conditions precedent to the obligations of the terminating party to consummate the Affiliation cannot be satisfied or fulfilled by June 30, 1997 (in either case, provided the terminating party is not otherwise in material breach, as determined by the Affiliation Agreement, of any representation, warranty, covenant, or other agreement obtained therein or in the Stock Option Agreement); or

          (d) by written notice of the Walden Board if both (i) the average of the per share last reported sale prices of UST Common Stock as reported on NASDAQ for the ten consecutive trading day period (the "Determination Period") immediately preceding the date of receipt of the last Requisite Regulatory Approval (the "Closing Price") is less than $13.81 and (ii) the number obtained by dividing the Closing Price by 16.25 is less than the number obtained by subtracting (A) 0.15 from (B) the quotient obtained by dividing (x) the weighted average of the closing prices of the common stock of the 16 comparable bank holding companies listed in the Affiliation Agreement for the same Determination Period by (y) the weighted average of the closing prices of the common stock of the same 16 comparable bank holding companies on August 29, 1996.

     Notwithstanding the foregoing, during the ten (10) business day period commencing with UST's receipt of Walden's notice of termination pursuant to the termination provision set forth in paragraph (d) above, UST shall have the option to increase the consideration to be received by the holders of Walden Common Stock under the Plan of Merger by adjusting the Conversion Number to equal the number (calculated to the nearest one-thousandth) obtained by dividing
(x) 26.24 by (y) the Closing Price. If UST so elects within the ten-day period, it must give prompt written notice to Walden of such election and the revised Conversion Number, and no termination will have occurred pursuant to the provision set forth in paragraph (d) above and the Affiliation Agreement will remain in effect in accordance with its terms (except as the Conversion Number will have been so modified).

                  CERTAIN TERMS OF THE STOCK OPTION AGREEMENT

     General. As a condition to UST's entering into the Affiliation Agreement and the Plan of Merger, and in consideration therefor (without other consideration or monetary payment), Walden entered into the Stock Option Agreement, pursuant to which Walden granted to UST the Option on August 30, 1996. The Stock Option Agreement is intended to protect UST's interests under the Affiliation Agreement upon the occurrence of certain events which may create the potential for a third party to acquire or obtain control of Walden. The Stock Option Agreement may increase the likelihood that the Affiliation will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire Walden. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of, or a significant interest in, Walden from considering or proposing such an acquisition, even if such persons were prepared to pay consideration to Walden's stockholders which had a higher current market price than the shares of UST Common Stock to be received for each share of Walden Common Stock pursuant to the Affiliation Agreement and Plan of Merger. The Stock Option Agreement is attached hereto as Appendix C.

     Grant of Option. The Option entitles UST to purchase up to 19.9% of the issued and outstanding and fully paid and non-assessable shares of Walden Common Stock (the "Option Shares"), or 1,016,868 shares as of August 30, 1996, without giving effect to any shares subject to or issued pursuant to the Option, at a price of $20.50 per share (the "Option Price"). The aggregate purchase price for the original number of Option Shares at the original Option Price is $20,845,794.

     Triggering Events; Exercise of Option. The Stock Option Agreement provides that UST may exercise the Option, in whole or in part, if both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below); provided that UST shall have sent to Walden written notice of such exercise within 30 days following such Subsequent Triggering Event and prior to the Exercise Termination Event.

     For purposes of the Stock Option Agreement:

          (a) The term "Initial Triggering Event" means any of the following events or transactions occurring after August 30, 1996: (i) Walden, or any of its subsidiaries, without UST's prior written consent, enters into an agreement to engage in, or the Walden Board recommends approval of, an Acquisition Transaction (as defined below) with any person other than UST or its subsidiaries; (ii) the stockholders of Walden did not approve the Affiliation Agreement at the Walden Meeting, the Walden Meeting was not held or was cancelled prior to the termination of the Affiliation Agreement or the Walden Board withdrew or modified in an adverse manner to UST its recommendation in favor of the Affiliation, in each case after the occurrence of any of the following: (A) any person, other than UST or its subsidiaries, Walden acting in a fiduciary capacity or a Schedule 13G Investor (as defined in the Stock Option Agreement), acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Walden Common Stock if such person beneficially owned less than 10% on

     August 30, 1996, or acquires beneficial ownership of an additional 3% of shares of Walden Common Stock if such person beneficially owned 10% or more such shares on August 30, 1996; (B) any person other than UST or its subsidiaries has made a bona fide proposal to Walden or its stockholders to engage in an Acquisition Transaction by public announcement or written communication that is or will become subject to public disclosure; or (C) any person, other than UST or its subsidiaries, without UST's consent, files an application with any Federal or state bank regulatory authority for approval to engage in an Acquisition Transaction; (iii) after any person, other than UST or its subsidiaries, has proposed an Acquisition Transaction, Walden breaches any covenant or obligation in the Affiliation Agreement and such breach (A) would entitle UST to terminate the Affiliation Agreement and (B) is not remedied prior to the date of UST's notice to Walden of the exercise of the Option; and (iv) any person, other than UST or its subsidiaries commences (as defined in Rule 14d-2 under the Exchange Act) or files a registration statement under the Securities Act of 1933, as amended with respect to a tender offer or exchange offer to acquire ownership or control of 25% or more, of the then outstanding shares of Walden Common Stock. For purposes of the Stock Option Agreement, the term "Acquisition Transaction" means (A) a merger or consolidation, or any similar transaction, with Walden or any Significant Subsidiary (as such term is defined in the Affiliation Agreement) of Walden or any subsidiary of Walden which, after such transaction, would be a Significant Subsidiary,
     (B) a purchase, lease or other acquisition of all or substantially all of the assets of Walden or any of its Significant Subsidiaries, or (C) a purchase or other acquisition of 10% or more of the voting power of Walden or any of its Significant Subsidiaries.

          (b) The term "Subsequent Triggering Event" means either of the following events or transactions occurring after August 30, 1996: (i) the acquisition by any person, other than a Schedule 13G Investor, of beneficial ownership of 25% or more of the then outstanding shares of Walden Common Stock; or (ii) the occurrence of the Initial Triggering Event described above in clause (a)(i), except that the percentage referred to in subclause (C) of the definition of "Acquisition Transaction" set forth above shall be 25%.

     For purposes of the Stock Option Agreement, the term "Exercise Termination Event" shall mean the earliest of: (i) the Effective Time; (ii) termination of the Affiliation Agreement if such termination occurs prior to an Initial Triggering Event; or (iii) twelve months after termination of the Affiliation Agreement if such termination follows an Initial Triggering Event.

     As of the date of this Joint Proxy Statement - Prospectus, to the knowledge of UST and Walden, no Initial Triggering Event or Subsequent Triggering Event has occurred.

     The number of shares of Walden Common Stock subject to the Option will be increased to the extent that additional shares of Walden Common Stock are issued or otherwise become outstanding (other than pursuant to an exercise of the Option), such that, after such issuance, the number of Option Shares will continue to equal 19.9% of the Walden Common Stock then issued and outstanding without giving effect to the issuance of any Walden Common Stock subject to the Option. In the event of any change in the shares of Walden Common Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares or similar transaction, the type and number of Option Shares and the Option Price will be adjusted appropriately. The Walden Board may make such increases in the number of Option shares, in addition to those made in accordance with the events described in the immediately preceding sentence, in order to avoid taxation of any dividend of stock or stock rights or any event treated as such for federal income tax purposes for the recipients.

     Whenever the number of Option Shares (or other securities) purchasable upon exercise of the Option is adjusted as provided in the Stock Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of Option Shares prior to the adjustment and the denominator of which shall be equal to the number of Option Shares (or other securities purchasable) after the adjustment.

     Repurchase of Option. Upon the occurrence of a Subsequent Triggering Event that occurs prior to the occurrence of an Exercise Termination Event, (a) at the request of UST or any subsequent holder of the Option (each, a "Holder"), delivered within 30 days of the Subsequent Triggering Event, Walden shall repurchase the Option from UST or such holder at a price (the "Option Repurchase Price") equal to the amount by which (i) the market/offer price (as defined below) exceeds (ii) the Option Price, multiplied by the number of shares for which the Option may then be exercised, plus UST's or such holder's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of UST's rights under, the Affiliation Agreement including without limitation legal, accounting and investment banking fees (the "out-of-pocket expenses") and (b) at the request of any owner of Option Shares (the "Owner"), delivered within 30 days of the Subsequent Triggering Event, Walden shall repurchase such number of Option Shares from such Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the greater of (i) the market/offer price and (ii) the average exercise price per share paid by the Owner for the Option Shares so designated, plus UST's out-of-pocket expenses. The repurchase of an Option by Walden pursuant to the terms of the Stock Option Agreement may be subject to prior approval of certain regulatory authorities. See "THE AFFILIATION -- Regulatory Approvals Required for the Affiliation."

     The term "market/offer price" means the highest of (i) the price per share of Walden Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Walden Common Stock to be paid by any third party pursuant to an agreement with Walden, (iii) the highest closing price for shares of Walden Common Stock within the six-month period immediately preceding the date of the required repurchase of the Options or Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of Walden's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Walden as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners as the case may be, divided by the number of shares of Walden Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash will be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Walden. However, if Walden at any time after delivery of a notice of repurchase as described in this paragraph is prohibited under applicable law or regulation, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full, the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Walden will promptly (I) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Walden is not prohibited from delivering and (II) deliver, as appropriate, (a) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Walden Common Stock obtained by multiplying the number of shares of Walden Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (b) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

     Conversion of Option. In the event that prior to an Exercise Termination Event, Walden enters into any agreement (a) to consolidate with or merge into any person, other than UST or one of its subsidiaries, such that Walden is not the surviving corporation, (b) to permit any person, other than UST or one of its subsidiaries, to merge into Walden and Walden is the surviving corporation, but in connection with such merger, the then outstanding shares of Walden Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the outstanding shares of Walden Common Stock after such merger shall represent less than 50% of the outstanding shares and share equivalents of the merged corporation, or (c) to sell or otherwise transfer all or substantially all of its assets to any person, other than UST or any of its subsidiaries, then, and in each such case, the agreement governing such transaction must provide that, upon consummation of the transaction, the Option will be converted into or exchanged for, at the election of UST, an option (the "Substitute Option") to purchase securities of either the acquiring person or any person that controls the acquiring person. At the request of the holder of the Substitute Option, the issuer of the Substitute Option shall repurchase it at a price, and subject to such other terms and conditions, as set forth in the Stock Option Agreement.

     Registration Rights. Within 30 days after the occurrence of a Subsequent Triggering Event, UST may request Walden to prepare, file and keep current with respect to the Option and the Option Shares, a registration statement under Rule 415 of the Securities Act with the Commission. Walden is required to use its best efforts to cause such registration statement first to become effective and then to remain effective for 180 days or such shorter time as may be reasonably necessary to effect such sales or other dispositions of Option Shares. UST has the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Walden for registration of the Option or the Option Shares, Walden is in registration with respect to an underwritten public offering of Walden Common Stock, and if in the good faith judgment of the underwriter, the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Walden Common Stock, the number of Walden Option Shares otherwise to be covered in the registration may be reduced as provided in the Stock Option Agreement.

     Assignment of Option. Neither UST nor Walden may assign any of its rights or obligations under the Stock Option Agreement or the Option to any other person without the express written consent of the other party, except that in the event a Subsequent Triggering Event occurs prior to an Exercise Termination Event, UST may assign, with or without Walden's consent but subject to Walden's right of first refusal as set forth in the Stock Option Agreement, in whole or in part, its rights and obligations under the Stock Option Agreement or the Option within 30 days following such Subsequent Triggering Event (or such later period as provided in the Stock Option Agreement).

     Additional Provisions. Certain rights and obligations of UST and Walden under the Stock Option Agreement are subject to receipt of required regulatory approvals. As noted above, the approval of the Federal Reserve Board is required for the acquisition by UST of more than 5% of the outstanding shares of Walden Common Stock. Accordingly, UST has included in its application with the Federal Reserve Board a request for approval of the exercise of its rights under the Option, including its right to purchase more than 5% of the outstanding shares of Walden Common Stock. See "THE AFFILIATION -- Regulatory Approvals Required for the Affiliation."

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET

                               SEPTEMBER 30, 1996

     The following Unaudited Pro Forma Condensed Combining Balance Sheet presents the combined financial position of UST and subsidiaries and Walden and subsidiaries as of September 30, 1996, assuming the Affiliation had occurred as of September 30, 1996. The Unaudited Pro Forma Condensed Combining Balance Sheet also gives effect to the pending acquisition of twenty branches from The First National Bank of Boston and its parent company, Bank of Boston Corporation, entered into on June 18, 1996 (the "Branch Purchase") and the sale of UST's Connecticut banking subsidiary, UST/Conn for cash pursuant to an agreement with HUBCO, Inc. entered into on August 15, 1996. See "INFORMATION ABOUT UST -- Recent Developments" for a description of the Branch Purchase and the pending sale of UST/Conn.

     The accompanying pro forma information is based on historical balance sheet data of UST and Walden as of September 30, 1996, giving effect to the proposed affiliation of UST and Walden under the pooling of interests method of accounting. The combination of Walden with UST reflects the issuance of 1.9 shares of UST Common Stock in exchange for, and in cancellation of, each outstanding share of Walden Common Stock. The difference between the par value of the UST Common Stock to be issued and the par value of the Walden Common Stock to be acquired ($754,000) has been charged to Additional paid-in-capital. The Stockholders' investment accounts of Walden reflect the retirement of Walden Treasury Stock ($4,169,000) upon consummation of the Affiliation through a charge to Additional paid-in-capital. Pro forma information for the Branch Purchase is based on estimates available at the date of the execution of the agreement. UST/Conn balances are historical balances as of September 30, 1996, adjusted to reflect the resulting deposit premium to be paid and cash to be received in that transaction under the purchase method of accounting.

     The Unaudited Pro Forma Condensed Combining Balance Sheet should be read in conjunction with the Unaudited Pro Forma Condensed Combined Statements of Income appearing elsewhere in this Joint Proxy Statement - Prospectus and the historical financial statements and notes thereto of UST and Walden which are incorporated by reference in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE." The Unaudited Pro Forma Condensed Combining Balance Sheet is presented for informational purposes only and is not necessarily indicative of the combined financial position that would have occurred if the proposed affiliation of UST and Walden and the Branch Purchase and sale of UST/Conn had been consummated on September 30, 1996, or at the beginning of the periods indicated or which may be obtained in the future. For information regarding the uncertainty of assumptions, estimates and expectations reflected herein, see "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION."

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET

                               SEPTEMBER 30, 1996

                               HISTORICAL           PRO FORMA                  BRANCH      UST BANK/     PRO FORMA
                         -----------------------   ADJUSTMENTS   PRO FORMA    PURCHASE    CONNECTICUT   ADJUSTMENTS   PRO FORMA
    (In thousands)          UST         WALDEN     (NOTES 1&2)    COMBINED    (NOTE 3)     (NOTE 4)      (NOTE 4)      COMBINED
                         ----------   ----------   -----------   ----------   ---------   -----------   -----------   ----------
ASSETS
Cash, due from banks
  and interest bearing
  deposits.............  $   89,741   $   28,775    $ (13,500)   $ 105,016    $  38,900    $     691      $(3,266)    $ 141,341
Excess funds sold......       2,723       15,013                    17,736                    (4,500)                    13,236
Securities
  Available-for-sale...     544,862      172,576                   717,438      140,200      (21,576)                   836,062
  Held to maturity.....                  167,109                   167,109                                              167,109
Loans, net of reserve
  for possible loan
  losses...............   1,317,590      621,847                 1,939,437      510,000      (76,597)      10,000     2,382,840
Premises, furniture and
  equipment............      33,218       12,341                    45,559        4,300         (539)                    49,320
Intangible assets,
  net..................       3,772       13,227                    16,999       60,200                                  77,199
Other real estate
  owned................       1,097        1,245                     2,342                      (274)                     2,068
Other assets...........      38,645       17,260                    55,905        1,700       (1,371)                    56,234
                         ----------   ----------     --------    ----------   ---------    ---------      -------     ----------
        Total assets...  $2,031,648   $1,049,393    $ (13,500)   $3,067,541   $ 755,300    $(104,166)     $ 6,734     $3,725,409
                         ==========   ==========     ========    ==========   =========    =========      =======     ==========
LIABILITIES AND
  STOCKHOLDERS'
  INVESTMENT
Deposits:
  Demand and NOW
    accounts...........  $  518,507   $  182,458                 $ 418,727    $ 378,400    $ (24,310)                 $ 601,416
  Regular savings......     260,459      182,740                   725,437      189,200      (30,983)                 1,055,055
  Money market.........     194,327       76,009                   270,336      154,800       (9,347)                   415,789
  Time deposits........     523,519      318,205                   841,724      137,600      (33,377)                   945,947
                         ----------   ----------                 ----------   ---------    ---------                  ----------
    Total deposits.....   1,496,812      759,412                 2,256,224      860,000      (98,017)                 3,018,207
Short-term
  borrowings...........     314,134       79,899                   394,033     (100,000)      (5,706)                   288,327
Other borrowings.......                  101,426                   101,426                                              101,426
Other liabilities......      30,601       13,607    $  (4,400)      39,808       (1,880)        (443)     $ 2,357        39,842
                         ----------   ----------     --------    ----------   ---------    ---------      -------     ----------
    Total
      liabilities......   1,841,547      954,344       (4,400)   2,791,491      758,120     (104,166)       2,357     3,447,802
Stockholders'
  investment:
  Common stock
    UST................      11,205                     6,074       17,279                                               17,279
    Walden.............                    5,320       (5,320)
  Additional paid-in
    capital............      74,746       38,114       (4,923)     107,937                                              107,937
  Retained earnings....     108,054       56,505       (9,100)     155,459       (2,820)                    4,377       157,016
Unrealized gain (loss)
  on securities
  available for-sale...      (4,339)        (721)                   (5,060 )                                             (5,060 )
  Treasury stock, at
    cost...............                   (4,169)       4,169            0                                                    0
  Deferred compensation
    and other..........         435                                    435                                                  435
                         ----------   ----------     --------    ----------   ---------    ---------      -------     ----------
    Total stockholders'
      investment.......     190,101       95,049       (9,100)     276,050       (2,820)                    4,377       277,607
                         ----------   ----------     --------    ----------   ---------    ---------      -------     ----------
    Total liabilities
      and stockholders'
      investment.......  $2,031,648   $1,049,393    $ (13,500)   $3,067,541   $ 755,300    $(104,166)     $ 6,734     $3,725,409
                         ==========   ==========     ========    ==========   =========    =========      =======     ==========

 See accompanying Notes to Unaudited Pro Forma Condensed Financial Information.

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES

                         UNAUDITED PRO FORMA CONDENSED
                     COMBINED STATEMENTS OF INCOME SUMMARY

     The following Unaudited Pro Forma Condensed Combined Statements of Income give effect to UST's proposed acquisition of Walden by combining the results of operations of UST for the nine month periods ended September 30, 1996 and 1995, and for each of the three years ended December 31, 1995, with the results of operations of Walden for the nine month periods ended September 30, 1996 and 1995, and for each of the three years ended December 31, 1995 (and for periods prior to 1995, The Co-operative Bank of Concord and The Braintree Savings Bank) on a pooling of interests basis, assuming the Affiliation had occurred as of the beginning of each fiscal period. Income (loss) before change in accounting method per weighted average common shares outstanding are based on the exchange ratio of 1.9 shares of UST for each share of Walden as specified in the Affiliation Agreement. The Unaudited Pro Forma Condensed Combined Statements of Income should be read in conjunction with the Unaudited Pro Forma Condensed Combining Balance Sheet appearing elsewhere in this Proxy Statement - Prospectus. See "INCORPORATION OF INFORMATION BY REFERENCE." The Unaudited Pro Forma Condensed Combining Balance Sheet reflects an after-tax charge for merger and reorganization expenses of $9.1 million ($13.5 million pre-tax) net of an estimated 40% tax benefit (after excluding $2.5 million of nondeductible expense) and an estimated after-tax charge of $2.8 million ($4.7 million pre-tax) to be taken in connection with the Branch Purchase; however, since these expenses are nonrecurring, they have not been reflected in the Unaudited Pro Forma Condensed Combined Statements of Income. The pro forma combined statements of income do not give effect to any anticipated cost savings in connection with the merger nor the financial impact of the Branch Purchase or sale of UST/Conn. The Unaudited Pro Forma Condensed Combined Statements of Income are presented for information purposes only and are not necessarily indicative of the combined results of operations that would have occurred if the proposed merger of UST and Walden had been consummated on September 30, 1996 or at the beginning of the periods indicated or which may be obtained in the future. For information regarding the uncertainty of assumptions, estimates and expectations reflected herein, see "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION."

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES
               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                                          NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                          -------------------------------------
                                                            UST          WALDEN        COMBINED
                                                          --------       -------       --------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Interest income:
     Interest and fees on loans.........................  $ 87,963       $41,016       $128,979
     Interest and dividends on securities...............    26,196        14,804         41,000
     Interest on excess funds and other.................       232                          232
                                                          --------       -------       --------
          Total interest income.........................   114,391        55,820        170,211
                                                          --------       -------       --------
Interest expense:
     Interest on deposits...............................    33,182        19,941         53,114
     Interest on borrowings.............................    11,526         6,602         18,137
                                                          --------       -------       --------
          Total interest expense........................    44,708        26,543         71,251
                                                          --------       -------       --------
     Net interest income................................    69,683        29,277         98,960
Provision (credit) for possible loan losses.............   (18,600)          926        (17,674)
                                                          --------       -------       --------
     Net interest income after provision for possible
       loan losses......................................    88,283        28,351        116,634
                                                          --------       -------       --------
Noninterest income:
     Asset management fees..............................     9,518                        9,518
     Fees and charges...................................    10,329         2,593         12,922
     Mortgage loan servicing fees.......................                   1,820          1,820
     Securities gains, net..............................     1,410            40          1,450
     Gain on sale of loans..............................                      16             16
     Other..............................................     1,838           580          2,418
                                                          --------       -------       --------
          Total noninterest income......................    23,095         5,049         28,144
                                                          --------       -------       --------
Noninterest expense:
     Salary and employee benefits.......................    34,454        10,091         44,545
     Occupancy and equipment............................     8,523         3,068         11,592
     Foreclosed asset and workout expense...............     1,433            84          1,517
     Credit card processing expense.....................     3,795                        3,795
     Deposit insurance assessment.......................     4,289             3          4,292
     Other..............................................    15,334         6,093         21,426
                                                          --------       -------       --------
          Total noninterest expense.....................    67,828        19,339         87,167
                                                          --------       -------       --------
Income before taxes.....................................    43,550        14,061         57,611
     Income tax expense.................................    17,251         5,206         22,457
                                                          --------       -------       --------
Income before change in accounting method...............  $ 26,299       $ 8,855       $ 35,154
                                                          ========       =======       ========
Income per share before change in accounting method.....  $   1.45       $  1.65       $   1.24
Weighted average number of common shares outstanding....    18,179         5,377         28,396

      See accompanying Notes to Pro Forma Combined Financial Information.

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                                          NINE MONTHS ENDED SEPTEMBER 30, 1995
                                                          -------------------------------------
                                                            UST          WALDEN        COMBINED
                                                          --------       -------       --------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Interest income:
     Interest and fees on loans.........................  $ 88,979       $40,070       $129,049
     Interest and dividends on securities...............    18,621        12,833         31,454
     Interest on excess funds and other.................     2,415                        2,415
                                                          --------       -------       --------
          Total interest income.........................   110,015        52,903        162,918
                                                          --------       -------       --------
Interest expense:
     Interest on deposits...............................    31,390        19,714         51,104
     Interest on borrowings.............................     6,834         4,770         11,604
                                                          --------       -------       --------
          Total interest expense........................    38,224        24,484         62,708
                                                          --------       -------       --------
     Net interest income................................    71,791        28,419        100,210
Provision for possible loan losses......................    11,290           775         12,065
                                                          --------       -------       --------
     Net interest income after provision for possible
       loan losses......................................    60,501        27,644         88,145
                                                          --------       -------       --------
Noninterest income:
     Asset management fees..............................    10,048                       10,048
     Fees and charges...................................     9,728         2,468         12,196
     Mortgage loan servicing fees.......................                   2,046          2,046
     Securities gains, net..............................     1,786           341          2,127
     Gain on sale of loans..............................                     151            151
     Other..............................................     1,238           303          1,448
                                                          --------       -------       --------
          Total noninterest income......................    22,800         5,309         28,016
                                                          --------       -------       --------
Noninterest expense:
     Salary and employee benefits.......................    33,141         9,923         43,064
     Occupancy and equipment............................     8,268         3,142         11,411
     Foreclosed asset and workout expense...............     4,653           109          4,762
     Credit card processing expense.....................     3,172                        3,172
     Deposit insurance assessment.......................     2,446           905          3,351
     Other..............................................    14,888         6,858         21,652
                                                          --------       -------       --------
          Total noninterest expense.....................    66,568        20,937         87,412
                                                          --------       -------       --------
Income (loss) before taxes..............................    16,733        12,016         28,749
     Income tax expense (benefit).......................     6,274         4,575         10,849
                                                          --------       -------       --------
Income (loss) before change in accounting method........  $ 10,459       $ 7,441       $ 17,900
                                                          ========       =======       ========
Income (loss) per share before change in accounting
  method................................................  $   0.58       $  1.40       $   0.64
Weighted average number of common shares outstanding....    18,030         5,322         28,142

      See accompanying Notes to Pro Forma Combined Financial Information.

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31, 1995
                                                          -------------------------------------
                                                            UST          WALDEN        COMBINED
                                                          --------       -------       --------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)

Interest income:
     Interest and fees on loans.........................  $118,666       $53,814       $172,480
     Interest and dividends on securities...............    26,256        10,225         36,481
     Interest on excess funds and other.................     3,047         6,914          9,961
                                                          --------       -------       --------
          Total interest income.........................   147,969        70,953        218,922
                                                          --------       -------       --------
Interest expense:
     Interest on deposits...............................    42,683        26,698         69,381
     Interest on short-term borrowings..................     9,281         6,150         15,431
     Interest on other borrowings.......................       571           179            750
                                                          --------       -------       --------
          Total interest expense........................    52,535        33,027         85,562
                                                          --------       -------       --------
     Net interest income................................    95,434        37,926        133,360
Provision for possible loan losses......................    13,090         1,025         14,115
                                                          --------       -------       --------
     Net interest income after provision for possible
       loan losses......................................    82,344        36,901        119,245
                                                          --------       -------       --------
Noninterest income:
     Asset management fees..............................    13,276                       13,276
     Fees and charges...................................    13,166         3,247         16,413
     Mortgage loan servicing fees.......................                   2,737          2,737
     Securities gains, net..............................     1,802           593          2,395
     Gain on sale of loans..............................                     157            157
     Other..............................................     1,726         1,994          3,720
                                                          --------       -------       --------
          Total noninterest income......................    29,970         8,728         38,698
                                                          --------       -------       --------
Noninterest expense:
     Salary and employee benefits.......................    44,287        13,138         57,425
     Occupancy and equipment............................    11,244         4,227         15,471
     Foreclosed asset and workout expense...............     5,784           124          5,908
     Credit card processing expense.....................     4,408                        4,408
     Deposit insurance assessment.......................     3,067           984          4,051
     Other..............................................    19,397        12,160         31,557
                                                          --------       -------       --------
          Total noninterest expense.....................    88,187        30,633        118,820
                                                          --------       -------       --------
Income before taxes.....................................    24,127        14,996         39,123
     Income tax expense.................................     9,169         5,697         14,866
                                                          --------       -------       --------
Income before change in accounting method...............  $ 14,958       $ 9,299       $ 24,257
                                                          ========       =======       ========
Income per share before change in accounting method.....  $   0.83       $  1.74       $   0.86
Weighted average number of common shares outstanding....    18,068         5,352         28,237

      See accompanying Notes to Pro Forma Combined Financial Information.

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31, 1994
                                                                ------------------------------
                                                                  UST       WALDEN    COMBINED
                                                                --------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                            DATA)
Interest income:
     Interest and fees on loans...............................  $103,526   $ 42,737   $146,263
     Interest and dividends on securities.....................    27,589     10,954     38,543
     Interest on excess funds and other.......................     1,197      6,620      7,817
                                                                --------   --------   --------
          Total interest income...............................   132,312     60,311    192,623
                                                                --------   --------   --------
Interest expense:
     Interest on deposits.....................................    32,907     20,037     52,944
     Interest on short-term borrowings........................     6,240      4,439     10,679
     Interest on other borrowings.............................     1,066        142      1,208
                                                                --------   --------   --------
          Total interest expense..............................    40,213     24,618     64,831
                                                                --------   --------   --------
     Net interest income......................................    92,099     35,693    127,792
Provision for possible loan losses............................    24,281      1,200     25,481
                                                                --------   --------   --------
     Net interest income after provision for possible loan
       losses.................................................    67,818     34,493    102,311
                                                                --------   --------   --------
Noninterest income:
     Asset management fees....................................    14,419                14,419
     Fees and charges.........................................    13,091      2,948     16,039
     Mortgage loan servicing fees.............................                2,491      2,491
     Securities gains, net....................................     1,105        110      1,215
     Gain on sale of loans....................................                  337        337
     Other....................................................     1,719      1,782      3,501
                                                                --------   --------   --------
          Total noninterest income............................    30,334      7,668     38,002
                                                                --------   --------   --------
Noninterest expense:
     Salary and employee benefits.............................    42,650     12,507     55,157
     Occupancy and equipment..................................    11,313      4,029     15,342
     Foreclosed asset and workout expense.....................     8,820        382      9,202
     Credit card processing expense...........................     3,955                 3,955
     Deposit insurance assessment.............................     4,566      1,816      6,382
     Other....................................................    20,051      9,044     29,095
                                                                --------   --------   --------
          Total noninterest expense...........................    91,355     27,778    119,133
                                                                --------   --------   --------
Income before taxes...........................................     6,797     14,383     21,180
     Income tax expense.......................................     2,051      4,895      6,946
                                                                --------   --------   --------
Income before change in accounting method.....................  $  4,746   $  9,488   $ 14,234
                                                                ========   ========   ========
Income per share before change in accounting method...........  $   0.27   $   1.79   $   0.51
Weighted average number of common shares outstanding..........    17,780      5,289     27,829

      See accompanying Notes to Pro Forma Combined Financial Information.

                           UST CORP AND SUBSIDIARIES
                     WALDEN BANCORP, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31, 1993
                                                          -------------------------------------
                                                            UST          WALDEN        COMBINED
                                                          --------       -------       --------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)

Interest income:
     Interest and fees on loans.........................  $110,673       $40,642       $151,315
     Interest and dividends on securities...............    29,859        10,767         40,626
     Interest on excess funds and other.................        96         5,413          5,509
                                                          --------       -------       --------
          Total interest income.........................   140,628        56,822        197,450
                                                          --------       -------       --------
Interest expense:
     Interest on deposits...............................    40,300        20,715         61,015
     Interest on short-term borrowings..................     6,239         2,742          8,981
     Interest on other borrowings.......................     1,405           152          1,557
                                                          --------       -------       --------
          Total interest expense........................    47,944        23,609         71,553
                                                          --------       -------       --------
     Net interest income................................    92,684        33,213        125,897
Provision for possible loan losses......................    68,427         3,000         71,427
                                                          --------       -------       --------
     Net interest income after provision for possible
       loan losses......................................    24,257        30,213         54,470
                                                          --------       -------       --------
Noninterest income:
     Asset management fees..............................    15,798                       15,798
     Fees and charges...................................    13,721         2,588         16,309
     Mortgage loan servicing fees.......................                   1,699          1,699
     Securities gains, net..............................     4,222           292          4,514
     Gain on sale of loans..............................                   3,041          3,041
     Other..............................................     2,982         1,806          4,788
                                                          --------       -------       --------
          Total noninterest income......................    36,723         9,426         46,149
                                                          --------       -------       --------
Noninterest expense:
     Salary and employee benefits.......................    38,467        10,708         49,175
     Occupancy and equipment............................    11,033         3,672         14,705
     Foreclosed asset and workout expense...............    19,187         1,071         20,258
     Credit card processing expense.....................     3,815                        3,815
     Deposit insurance assessment.......................     4,931         1,947          6,878
     Other..............................................    15,908         7,957         23,865
                                                          --------       -------       --------
          Total noninterest expense.....................    93,341        25,355        118,696
                                                          --------       -------       --------
Income (loss) before taxes..............................   (32,361)       14,284        (18,077)
     Income tax expense (benefit).......................   (11,511)        4,513         (6,998)
                                                          --------       -------       --------
Income (loss) before change in accounting method........  $(20,850)      $ 9,771       $(11,079)
                                                          ========       =======       ========
Income (loss) per share before change in accounting
  method................................................  $  (1.36)      $  1.87       $  (0.44)
Weighted average number of common shares outstanding....    15,362         5,214         25,269

      See accompanying Notes to Pro Forma Combined Financial Information.

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

NOTE 1:

     It is contemplated that the Affiliation will be accounted for as a pooling of interests. Accordingly, pro forma financial information assumes that the Affiliation was consummated as of the beginning of each of the periods indicated herein. Certain reclassifications have been made to the accounts of Walden in the accompanying Unaudited Pro Forma Condensed Combining Balance Sheet and Unaudited Pro Forma Condensed Combined Statements of Income to conform to UST presentation. Pro forma results of operations do not reflect nonrecurring items of income and expense relating directly from the proposed Affiliation. In addition, the accompanying Unaudited Pro Forma Condensed Combined Statements of Income do not reflect the following: the cumulative effect of an accounting change to the adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," of $0.75 million for UST for the year ended December 31, 1993, and the cumulative effect of an accounting change due to the adoption of SFAS No. 109 of $2.00 million by Walden for the year ended December 31, 1993.

     The effect of an estimated one-time after-tax charge of $9.1 million, ($13.5 million pre-tax), to be taken by UST in connection with the Affiliation has been reflected in the accompanying Unaudited Pro Forma Condensed Combining Balance Sheet as a reduction in cash and retained earnings, net of a 40% tax benefit of $4.4 million recorded in other liabilities after excluding $2.5 million of nondeductible expense. The charge has not been reflected in the Unaudited Pro Forma Condensed Combined Statements of Income since it is nonrecurring. The pro forma financial information does not give effect to any cost savings in connection with the Affiliation.

NOTE 2:

     The pro forma stockholders' investment accounts of UST and Walden have been adjusted in the accompanying Unaudited Pro Forma Condensed Combining Balance Sheet to reflect the issuance of shares of UST Common Stock in exchange for all of the outstanding shares of Walden Common Stock. The number of shares of UST Common Stock to be issued pursuant to the acquisition of Walden is based upon the number of Walden shares outstanding as of September 30, 1996, and the exchange ratio of 1.9 shares of UST Common Stock for each share of Walden Common Stock as specified in the Affiliation Agreement. The difference between the par value of the UST Common Stock to be issued ($0.625 per share) and the par value of the Walden Common Stock to be acquired ($1.00 per share) has been charged to Additional paid in capital.

NOTE 3:

     The Unaudited Pro Forma Condensed Combining Balance Sheet includes adjustments related to an agreement entered into on June 18, 1996, pursuant to which USTrust will acquire twenty bank branches from The First National Bank of Boston and BayBank, N.A. In connection with the Branch Purchase, USTrust will assume approximately $860 million of deposits and will receive approximately $127.5 million in commercial and industrial loans, $382.5 million of other loans (primarily 1 to 4 family residential mortgages), certain fixed assets, and the remainder in cash, net of a deposit premium of 7%. USTrust will not be acquiring or retaining any management personnel in connection with the Branch Purchase nor the personnel responsible for originating the majority of the loans to be acquired in connection with the transaction. Since the Branch Purchase does not represent the acquisition of a business, separate entity or subsidiary of the seller, and there are no historical financial statements related thereto, the effect of the Branch Purchase is not reflected in the Unaudited Pro Forma Condensed Combined Statements of Income.

     The effect of an estimated one-time after-tax charge of $2.8 million ($4.7 million pre-tax), to be taken by UST in connection with the Branch Purchase has been reflected in the accompanying Unaudited Pro Forma Condensed Combining Balance Sheet as a reduction in net cash received and retained earnings net of a 40% tax benefit of $1.9 million recorded in other liabilities. The charge has not been reflected in the Unaudited Pro Forma Condensed Combined Statements of Income because it is not recurring.

     For additional information concerning the Branch Purchase see "Note 6:
Impact of the Branch Purchase on Operating Performance."

NOTE 4:

     The Unaudited Pro Forma Condensed Combining Balance Sheet includes adjustments related to an agreement entered into on August 15, 1996, pursuant to which UST will sell its Connecticut banking subsidiary, UST/Conn, to HUBCO, Inc. for cash. The agreement provides, among other matters, that USTrust will repurchase approximately $10 million in loan participations sold to UST/Conn and that UST will receive an amount equal to the adjusted Tier 1 capital of UST/Conn plus a deposit premium of $6.7 million on consummation of the transaction. The estimated $6.7 million pre-tax gain to be realized in connection with the sale of UST/Conn has been reflected in the accompanying Unaudited Pro Forma Condensed Combining Balance Sheet as an increase to cash and an increase in retained earnings, net of a 35% tax provision, recorded in other liabilities. Net income for UST/Conn was $0.77 million for the nine months ended September 30, 1996, and $0.12 million for the year ended December 31, 1995. Accordingly, no adjustment reflecting the sale of UST/Conn has been reflected in the accompanying Unaudited Pro Forma Condensed Combined Statements of Income since the operating results of UST/Conn are not material to the consolidated results of operation.

NOTE 5:

     Pro forma earnings per share amounts in the accompanying Unaudited Pro Forma Condensed Combined Statements of Income are based on the weighted average number of common shares of the constituent companies outstanding during each period assuming an exchange ratio of 1.9 shares of UST Common Stock for each share of Walden Common Stock as specified in the Affiliation Agreement.

NOTE 6:  IMPACT OF THE BRANCH PURCHASE ON OPERATING PERFORMANCE

     The following discussion presents UST's current assessment of the possible incremental impact of the purchase by USTrust of twenty bank branches of The First National Bank of Boston and BayBank, N.A. (the "Branch Purchase") on the operating performance of UST, taking into account the transfer to, and assumption by, USTrust of certain assets and liabilities as set forth in the Purchase and Assumption Agreement dated as of June 18, 1996 (as amended, the "Purchase Agreement") between UST and The First National Bank of Boston ("FNBB") and joined in for certain limited purposes by its parent corporation, Bank of Boston Corporation ("Bank of Boston"). This section contains or reflects certain forward-looking information regarding future performance of UST and the possible effect of the Branch Purchase on UST. The actual effect of the Branch Purchase may vary significantly from this assessment due to a number of factors beyond UST's control, such as interest rate levels, earning asset/interest bearing liability balances and mix, regional economic conditions and the actual amount of noninterest income and expense. As a result, there can be no assurance that the effect of the Branch Purchase will be as anticipated by UST.

     Assets Purchased and Liabilities Assumed. Under the terms of the Purchase Agreement, USTrust has agreed to purchase certain assets and assume the deposit and certain other liabilities attributed to twenty branch banking offices of FNBB and BayBank, N.A. Four of the branches are offices of FNBB and sixteen branches are offices of BayBank, N.A., which are indirectly owned by Bank of Boston as a result of the merger of BayBank, N.A.'s parent, BayBanks, Inc., with and into a special purpose wholly-owned subsidiary of Bank of Boston. Pursuant to the Branch Purchase, UST will assume approximately $860 million in deposit liabilities attributed to the twenty branches ("Assumed Deposits"). Historically, approximately 44% of the Assumed Deposits are comprised of demand deposits and NOW accounts, while 39% are represented by savings and money market accounts, and 17% are in the form of time deposits. The historical interest rate paid on these deposits approximates 280 basis points. Upon consummation of the Branch Purchase, UST expects to acquire a portfolio of commercial and industrial loans of approximately $127.5 million and $382.5 million of other loans (one- to four-family residential loans, reserve credit and home equity loans) (together with the commercial and industrial loans, the "Purchased Loans") equal to approximately $510.0 million; certain fixed assets, comprised of owned and leased premises, improvements and equipment; and cash, net of a premium equal to 7 percent of the Assumed Deposits.

     USTrust has applied for and received the approval of the FDIC and the Massachusetts Commissioner of Banks to consummate the Branch Purchase. As a condition to the FDIC approval however, USTrust must have a Tier 1 Capital Ratio of not less than (a) 4.8%, no later than ten days after consummation of the acquisition of the sixteen BayBank, N.A. branches to be acquired; and (b) 5%, no later than three months after consummation of the acquisition of the BayBank, N.A. branches and for a period of six months thereafter. UST currently anticipates that USTrust will achieve and maintain Tier 1 Capital Ratios equal to or in excess of the foregoing conditions. In addition, UST expects that the foregoing conditions will not have a material adverse impact on the operations of USTrust after the Branch Purchase.

     Balance Sheet Adjustments. The Purchase Agreement provides that the Purchased Loans shall be at a value equal to the unpaid principal balance plus accrued interest thereon and that real property, other assets and cash, net of the 7 percent deposit premium, shall be purchased at a price equal to the book value thereof. Prior to consummation of the Branch Purchase, appraisals will be conducted of the assets to be acquired and, upon the completion of such appraisals, a portion of the purchase price will be allocated to tangible assets and purchased mortgage servicing rights, to be amortized over their remaining estimated lives.

     For purposes of the Unaudited Pro Forma Condensed Combining Balance Sheet, the balances have been allocated as follows:

      (IN THOUSANDS)             AMOUNT           PERCENT
                             --------------       -------
Commercial loans...........     $127,500            14.8%
Other loans................      382,500            44.5
Cash (invested as
  short-term securities)...      140,200            16.3
Cash used to retire
  interest bearing
  liabilities..............      100,000            11.6
Deposit premium............       60,200(a)          7.0
Branch cash and float......       43,600             5.1
Fixed assets...............        4,300             0.5
Other assets...............        1,700             0.2
                             --------------       -------
    Totals.................     $860,000           100.0%
                             ==============       =======
Deposits:
    Demand and NOW.........     $378,400            44.0%
    Regular Savings........      189,200            22.0
    Money market...........      154,800            18.0
    Time deposits..........      137,600            16.0
                             --------------       -------
                                $860,000           100.0%
                             ==============       =======

---------------

(a) A final allocation of this premium is expected to result in a reduction of the intangible and an increase in other assets as described above.

     Net Interest Income. It is expected that of the approximately $240.2 million net cash to be received by USTrust in the Branch Purchase, in excess of float and cash required to operate the branches, $140.2 million will be invested in short-term (two years or less) U.S. Treasury or Agency securities at a yield of 6.00% and $100.0 million will be used to reduce interest bearing liabilities at current rates of 5.5%. Although USTrust's review of the commercial and industrial loans to be purchased has not been completed as of the date of this Joint Proxy Statement - Prospectus, it is anticipated that the current yield on this portfolio will approximate 9.25%. Other loans to be purchased by USTrust, comprised primarily of residential mortgage loans and loans with related branch deposits (home equity credit lines and overdraft checking), will approximate $382.5 million and the portfolio is expected to produce an initial yield of approximately 7.50%. As noted above, the deposit liabilities to be assumed carry a historical cost of approximately 2.80%. As a result of the likelihood that, as is customary in transactions of the type of the Branch Purchase, a number of depositors at the branches to be purchased may elect to continue their relationships with FNBB or BayBank, N.A., as applicable, or remove their accounts from a branch for other reasons, UST has assumed a probable run-off of accounts of 10%. UST also assumes that it will retain the existing level of earning assets at a comparable yield and mix and replace the deposit run-off with higher yielding deposits at a cost of 5.0%. As a result, the effective cost of funds on the Assumed Deposits would increase from 2.80% to approximately 3.0%. Based upon the preceding assumptions, UST estimates that the Purchased Loans, short-term investments and

Assumed Deposits would combine to produce additional net interest income on an annualized basis of approximately $28.6 million.

                                                                      INTEREST INCOME/
                      (IN THOUSANDS)               BALANCE    RATE       (EXPENSE)
                                                   --------   -----   ----------------
          Commercial and industrial loans........  $127,500    9.25%      $ 11,800
          Other loans............................   382,500    7.50         28,700
          Short-term investments.................   140,200    6.00          8,425
          Pay-down of interest bearing
            liabilities..........................   100,000    5.50          5,500
          Deposit liabilities....................   860,000    3.00        (25,800)
                                                                      ----------------
          Net interest income....................                         $ 28,625
                                                                      ===============

     The foregoing table contains or reflects forward-looking information regarding the actual effect of the Branch Purchase on net interest income of UST. The actual amount of net interest income may vary significantly from the amounts set forth above. The foregoing table assumes no significant variations in interest rates or asset/liability volume or mix since UST is not in a position to predict future interest rates or customer balances. Interest rate movements may occur at different frequency and in different amounts from those assumed by UST, and assets and liabilities may reprice at maturity or on repricing dates at rates lower or higher than those in effect on any given measurement date. Accordingly, no assurance can be made that these estimates will be indicative of actual results.

     Provision for Possible Loan Losses. USTrust estimates that it will allocate approximately $6.4 million from the unallocated portion of its existing reserve for possible loan losses to the $510 million of Purchased Loans. As provided in the Purchase Agreement, USTrust may elect not to purchase any commercial loan attributable to a branch to be purchased if (i) such loan has a credit or documentation deficiency; (ii) such loan is rated less than "Satisfactory" under the FNBB's or BayBank, N.A.'s (as applicable) internal loan rating system; or (iii) such loan is unrated and is deemed substandard by USTrust under certain conditions. Additionally, USTrust may reject a residential real estate loan that is sixty days or more past due. USTrust has assumed that all Purchased Loans will initially qualify as "Satisfactory" under USTrust's internal risk rating system thereby requiring an initial reserve allocation of 1.25% of the principal balance. Future provisions for possible loan losses related to the portfolio of Purchased Loans, which are estimated at 25 basis points for purposes of the Proxy Statement - Prospectus, will be based on actual performance, delinquency, regional economic conditions and other factors.

     Noninterest Income. USTrust expects to realize noninterest income from the Branch Purchase primarily in the form of deposit service charges and expects to match a number of products and service charge schedules while offering both value and convenience options designed to retain deposits. USTrust estimates that deposit service charges, overdraft fees and related income will increase by approximately $6.0 million on an annualized basis as a result of the Branch Purchase.

     Noninterest Expense. USTrust expects to incur approximately $22.7 million of additional noninterest expense during the first full year of operation following the Branch Purchase. The additional noninterest expense consists of existing branch overhead of $6.9 million (approximately $350 thousand per branch including personnel expense, occupancy expense, equipment expense and other direct operating costs), incremental operating expenses of $8.4 million necessary to support the additional activity in the operations area, and an estimated $7.4 million representing the first year charge for the amortization of intangible assets.

     The $8.4 million estimate for incremental expense includes the following:
(i) $3.0 million in personnel costs and support systems for additional check processing volumes, (ii) an estimated $4.4 million to support additional retail banking operations (staff additions, marketing and communication costs, foreign ATM fees, branch automation and other direct expenses), and (iii) approximately $1 million for other costs related to loan servicing facilities management and other support functions.

     The $7.4 million charge to be recorded for the amortization of intangibles assumes a balance at acquisition of $60.2 million with a twelve year accelerated amortization.

     Income Taxes. Taxes are calculated at an assumed combined Federal and State rate of 40%.

     Summary Impact of Branch Purchase on Operating Performance. The following table summarizes the expected effect, subject to the qualifications set forth above, of the Branch Purchase on the operating performance of UST and USTrust during the first full year of operation of the branches under the management of UST and USTrust.

          Net interest income.............................................  $28,625
          Provision for possible loan losses..............................   (1,275)
                                                                            -------
          Net interest income after provision for loan losses.............  $27,350
          Noninterest income..............................................    6,000
          Noninterest expense:
            Existing branch overhead......................................   (6,900)
            Incremental expenses..........................................   (8,400)
            Amortization of intangible assets.............................   (7,400)
                                                                            -------
          Income before income taxes......................................   10,650
          Income tax provision............................................   (4,250)
                                                                            -------
          Income from operations..........................................  $ 6,400
                                                                            =======

     In addition to the above, USTrust expects to record a pre-tax charge of approximately $4.7 million of nonrecurring charges at consummation for expenditures such as customer communications, new customer checkbooks, replacement ATM and debit cards, acquisition advertising, business development and expenses related to loan redocumentation and appraisals.

     The foregoing table contains or reflects certain forward-looking information regarding the future performance of UST and USTrust and the actual effect of the Branch Purchase on UST and USTrust. The actual effect of the Branch Purchase may vary significantly from this assessment due to a number of factors beyond UST's control, such as interest rate levels, earning asset/interest bearing liability balances and mix, regional economic conditions and the actual amount of noninterest income and expense. As a result, shareholders of UST and Walden must recognize that there can be no assurance that the effect of the Branch Purchase will be as anticipated by UST.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

     As bank holding companies registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), UST and Walden are subject to substantial regulation and supervision by the Federal Reserve Board. As state-chartered banks, USTrust, United States Trust Company, UST Bank/Conn, Concord and Braintree are subject to substantial regulation and supervision by the FDIC and by applicable state regulatory agencies. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to those particular statutory or regulatory provisions. Any change in applicable law or regulation may have a material effect on the business and prospects of UST and Walden. See "CERTAIN REGULATORY CONSIDERATIONS -- Legislation and Related Matters." For a more complete description of specific regulatory matters relating to UST and Walden, see the UST Annual Report and the Walden Annual Report respectively, on Form 10-K filed for the fiscal year ended December 31, 1995.

     UST and Walden are required by the BHCA to file with the Federal Reserve Board an annual report and such additional reports as the Federal Reserve Board may require. The Federal Reserve Board also makes periodic inspections of UST, Walden and their subsidiaries. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire ownership or control of any voting shares of any bank, if, after such acquisition, it would own or control, directly or indirectly, more than 5 percent of the voting shares of such bank. Additionally, as bank holding companies, UST and Walden are prohibited from acquiring ownership or control of 5% or more of any company not a bank or from engaging in activities other than banking or controlling banks except where the Federal Reserve Board has determined that such activities are so closely related to banking as to be a "proper incident thereto."

     Because UST and Walden are also bank holding companies under the Massachusetts General Laws, the Massachusetts Commissioner has authority to require certain reports from UST and Walden from time to time and to examine UST and Walden and each of their subsidiaries. In August 1996, Massachusetts adopted legislation which will allow well-capitalized banks to be inspected by Massachusetts regulators once every 18 months in contrast to the current yearly examination. Prior approval of the Massachusetts Board of Bank Incorporation is also required before UST and Walden may acquire any additional financial institutions located in Massachusetts or in those states which permit acquisitions of banking institutions located in their states by Massachusetts bank holding companies. See "CERTAIN REGULATORY CONSIDERATIONS -- Legislation and Related Matters -- Interstate Banking Legislation."

     Neither UST, Walden nor any of their subsidiaries is subject to any formal written agreements with state and federal regulators. See "CERTAIN REGULATORY CONSIDERATIONS -- Legislation and Related Matters -- Capital Guidelines."

DIVIDENDS

     General. UST and Walden are each legal entities separate and distinct from their subsidiary banks and other nonbank subsidiaries. The revenues of UST and Walden (on a parent company only basis) are derived primarily from interest and dividends paid to the corporations by their respective subsidiaries. The right of UST and Walden, and consequently the right of stockholders of UST and Walden, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors, in the case of banking subsidiaries), except to the extent that certain claims of UST or Walden in a creditor capacity may be recognized.

     The payment of dividends by UST and Walden is determined by their respective boards of directors based on UST and Walden's liquidity, asset quality profile, capital adequacy, and recent earnings history, as well as economic conditions and other factors, including applicable government regulations and policies and the amount of dividends payable to UST and Walden by their respective subsidiaries.

     As set forth in the Affiliation Agreement, UST and Walden have agreed that Walden may continue to pay a regular quarterly cash dividend to its shareholders at a rate not exceeding its current dividend rate, provided that Walden and UST mutually coordinate payment of such dividend with the payment by UST of a dividend to UST's shareholders.

     It is the policy of the Federal Reserve Board that banks and bank holding companies, respectively, should pay dividends only out of current earnings and only if after paying such dividends the bank or bank holding company would remain adequately capitalized. Federal banking regulators also have authority to prohibit banks and bank holding companies from paying dividends if they deem such payment to be an unsafe or unsound practice. In addition, it is the position of the Federal Reserve Board that a bank holding company is expected to act as a source of financial strength to its subsidiary banks.

     State law requires the approval of state bank regulatory authorities if the dividends declared by state banks exceed prescribed limits. As of October 31, 1996, an aggregate of approximately $8.5 million of dividends were declared and paid by UST's bank and nonbank subsidiaries. As of October 31, 1996, an aggregate of approximately $13.0 million of dividends were declared and paid by Walden's bank and nonbank subsidiaries. The payment of any future dividends by UST and Walden's subsidiaries will be determined based on a number of factors, including the subsidiary's liquidity, asset quality profile, capital adequacy and recent earnings history.

     In connection with the Branch Purchase, USTrust has applied for and received the approval of the FDIC and the Massachusetts Commissioner to consummate such acquisition. However, as a condition to FDIC approval with respect to the sixteen BayBank, N.A. branches to be acquired, USTrust must comply with certain capital maintenance requirements at and within the first six months after consummation of the acquisition of the BayBank branches. Therefore, payment of dividends to UST by USTrust, and consequently payment of dividends to UST stockholders by UST, may be limited to the extent required to achieve compliance with the FDIC conditions to approval. See "CERTAIN REGULATORY CONSIDERATIONS -- Legislation and Related Matters -- Capital Guidelines." Because alternative ways of achieving the required minimum exist, however, management of UST does not currently contemplate any such dividend limitation as a result of the Branch Purchase. See "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION."

LEGISLATION AND RELATED MATTERS

     General. In addition to extensive existing government regulation, federal and state statutes and regulations are subject to changes that may have significant impact on the way in which banks may conduct business. The likelihood and potential effects of any such changes cannot be predicted. Legislation enacted in recent years has substantially increased the level of competition among commercial banks, thrift institutions and non-banking institutions, including insurance companies, brokerage firms, mutual funds, investment banks, finance companies and major retailers. In addition, the existence of banking legislation such as the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") have affected the banking industry by, among other things, broadening the regulatory powers of the federal banking agencies in a number of areas. The following summary is qualified in its entirety by the text of the relevant statutes and regulations.

     FIRREA. As a result of the enactment of FIRREA on August 9, 1989, any or all of UST or Walden's subsidiary depository institutions can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (a) the default of any other of UST's or Walden's subsidiary depository institutions or (b) any assistance provided by the FDIC to any other of UST's or Walden's subsidiary depository institutions in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur without regulatory assistance.

     FDICIA. FDICIA, which was enacted on December 19, 1991, provides for, among other things, increased funding for the Bank Insurance Fund (the "BIF") of the FDIC and expanded regulation of depository institutions and their affiliates, including parent holding companies. A summary of certain material provisions of FDICIA and its regulations is provided below.

     Prompt Corrective Action. FDICIA provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions, depending upon a particular institution's level of capital. The FDICIA establishes five tiers of capital measurement for regulatory purposes ranging from "well-capitalized" to "critically undercapitalized." A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position under certain circumstances. As of June 30, 1996, each of UST and Walden's subsidiary depository institutions were classified as "well-capitalized" under the applicable prompt corrective action regulations.

     Brokered Deposits. Under FDICIA, a depository institution that is well-capitalized may accept brokered deposits. A depository institution that is adequately capitalized may accept brokered deposits only if it obtains a waiver from the FDIC, and may not offer interest rates on deposits "significantly higher" than the prevailing rate in its market. An undercapitalized depository institution may not accept brokered deposits.

     Safety and Soundness Standards. FDICIA, as amended, directs each federal banking agency to prescribe safety and soundness standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset-quality, earnings and stock valuation. The Community Development and Regulatory Improvement Act of 1994 amended FDICIA by allowing federal banking activities to publish guidelines rather than regulations concerning safety and soundness.

     The Federal Reserve Board has finalized these safety and soundness guidelines. These guidelines relate to the management policies of financial institutions and are designed, in large part, to implement the safety and soundness criteria outlined in FDICIA. These guidelines will be published after the other federal bank regulatory agencies have developed their guidelines. At this time, it is not known what effect the applicable guidelines will have on the current practices of UST, Walden or their subsidiaries.

     FDICIA also contains a variety of other provisions that may affect UST, Walden or their subsidiaries' respective operations, including reporting requirements, regulatory guidelines for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch. Certain of the provisions in FDICIA have recently been or will be implemented through the adoption of regulations by the various federal banking agencies and, therefore, their precise impact cannot be assessed at this time.

     Capital Guidelines. Under the uniform capital guidelines adopted by the federal banking agencies, a well-capitalized institution must have a minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) of 10%, a minimum Tier 1 (comprised of common equity, retained earnings, minority interests in the equity accounts of consolidated subsidiaries and a limited amount of noncumulative perpetual preferred stock, less deductible intangibles) capital-to-total risk based assets of 6% and a minimum leverage ratio (Tier 1 capital to average quarterly assets, net of goodwill).

     As of June 30, 1996, each of USTrust, USTC and UST/Conn were classified as "well-capitalized." As of June 30, 1996, Concord and Braintree were each classified as "well-capitalized."

     In connection with the Branch Purchase, USTrust has applied for and received the approval of the FDIC and The Massachusetts Commissioner to consummate the acquisition. However, as a condition to FDIC approval with respect to the sixteen BayBank branches to be acquired in the Branch Purchase, USTrust must have a Tier 1 Capital Ratio of not less than (i) 4.8%, no later than ten days after consummation of the acquisition of the BayBank branches and
(ii) 5%, no later than three months after consummation of the acquisition of the BayBank branches and for a period of six months thereafter. Other than as set forth above, neither UST nor Walden nor any of their subsidiaries is subject to, or party to, any order or agreement with any federal banking agency with respect to the capital maintenance.

     The federal banking agencies continue to indicate their desire to raise capital requirements applicable to banking organizations, and recently proposed amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the determination of a bank's minimum capital requirements. The proposed amendments are intended to require that banks effectively measure and monitor their interest rate risk and that they maintain capital adequate for that risk. Under the proposed amendments, banks with interest rate risk in excess of a defined supervisory threshold would be required to maintain additional capital beyond that generally required. In addition, effective January 17, 1995, the federal banking agencies adopted amendments to their risk-based capital standards to provide for the concentration of credit risk and certain risks arising from nontraditional activities, as well as a bank's ability to manage these risks, as important factors in assessing a bank's overall capital adequacy.

     Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC and seizure of the institution.

     Community Reinvestment Act. Pursuant to the Community Reinvestment Act ("CRA") and similar provisions of Massachusetts and Connecticut law (with respect to UST/Conn), regulatory authorities review the performance of UST, Walden and their subsidiary banks in meeting the credit needs of the communities served by the subsidiary banks. The applicable regulatory authorities consider compliance with this law in connection with applications for, among other things, approval of branches, branch relocations and acquisitions of banks and bank holding companies. USTrust and UST/Conn both received "outstanding" ratings from the FDIC at their most recent CRA examinations. Concord and Braintree both received "outstanding" ratings at their most recent FDIC CRA examinations. Concord and Braintree both received "satisfactory" ratings at their most recent Massachusetss CRA examination. In 1995, the FDIC adopted new regulations whereby an institution that offers a narrow product line to a regional or broader market can apply for status as a "Limited Purpose Institution" and be examined as such by the FDIC and CRA compliance. United States Trust Company will apply for this status since its focus is only upon trust and asset management activities. The Massachusetts Commissioner has continued to examine USTC for CRA compliance, and currently rates USTC "satisfactory."

     Interstate Banking Legislation. The Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations by permitting (i) beginning one year after enactment of the legislation, bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state,
(ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or "opt out" of this authority prior to such date,
(iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in such state would be authorized to do so and (v) banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state.

     In August 1996, Massachusetts enacted legislation implementing the provisions of the Interstate Banking Act. In the new legislation, Massachusetts authorized immediate "opt in" to interstate banking. Thus, the new legislation substantially facilitates the geographic expansion of banking by Massachusetts and out-of-state banks.

     The new legislation allows out-of-state banks to establish and maintain branches through a merger or consolidation with or the purchase of assets or stock of any Massachusetts bank or through de novo branch establishment or purchase of a branch without purchase of the bank which owns the branch, in Massachusetts, provided that such out-of-state bank is expressly authorized to do so by the laws of the state under which it is organized. The new legislation also allows Massachusetts banks to establish and maintain branches through a merger or consolidation with or by the purchase of the whole or any part of the assets or stock of any out-of-state bank or through de novo branch establishment in any other state other than Massachusetts. Finally, the new legislation prohibits the establishment of bank holding companies and acquisition of banks and bank holding companies by Massachusetts and out-of-state bank holding companies if the Massachusetts bank to be acquired has been in existence less than 3 years or if, after such acquisition, the bank holding company would control 28% of the deposits in Massachusetts (until 1998, when the deposit limitation is increased to 30%).

     Federal Home Loan Bank System. The Federal Home Loan Bank of Boston ("FHLBB") provides a central credit facility for member institutions. As members of the FHLBB, USTrust, Concord and Braintree are required to acquire and hold shares of capital stock in that bank in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans, home loan purchase contracts, and similar obligations at the end of each calendar year, or 1/20 of its advance from the FHLBB, whichever is greater.

     Savings Association Insurance Fund. In September 1996, legislation was enacted by Congress providing for the recapitalization of the Savings Association Insurance Fund ("SAIF"). Savings associations and commercial banks holding SAIF-insured deposits will be assessed a one-time charge in connection with the servicing of the debt incurred with respect to the thrift bailout through the issuance of FICO bonds. USTrust acquired SAIF-insured deposits, indirectly through an affiliate on September 7, 1990, when it assumed certain deposits and liabilities of the failed Home Owners Federal Loan Bank, FSB, from the Resolution Trust Company. As a result, USTrust expects to accrue a one-time charge of $3 million during the quarter ended September 30, 1996, representing its current estimate of the SAIF assessment, to be paid by December 31, 1996.

OTHER PROPOSALS

     Other legislative and regulatory proposals regarding changes in banking, and the regulation of banks and other financial institutions, are regularly considered by the executive branch of the federal government, Congress and various state governments, including Massachusetts, and state and federal regulatory authorities. It cannot be predicted what additional legislative and/or regulatory proposals, if any, will be considered in the future, whether any such proposals will be adopted or, if adopted, how any such proposals would affect UST or Walden or their respective subsidiaries.

                        DESCRIPTION OF UST CAPITAL STOCK

GENERAL

     The Company is authorized by its Articles of Organization to issue 30,000,000 shares of UST Common Stock and 4,000,000 shares of preferred stock (the "Preferred Stock"). As of the Record Date, there were outstanding 17,936,989 shares of UST Common Stock and no shares of Preferred Stock.

COMMON STOCK

     Dividend Rights. The ability of UST and its bank subsidiaries to pay dividends is subject to certain limitations imposed by statutes of The Commonwealth of Massachusetts and certain restrictions imposed by regulatory authorities. Generally, with respect to the bank subsidiaries, the payment of dividends is limited by statute to the amount of retained earnings, after deducting losses and statutorily defined bad debts in excess of established allowances for loan losses. As a condition to the FDIC's approval of the Branch Purchase, UST's lead bank subsidiary, USTrust must maintain certain prescribed capital levels until six months after the consummation of the Branch Purchase. Therefore, to the extent that the payment of dividends to UST by USTrust would negatively impact USTrust's ability to meet those capital levels, USTrust may limit such payments accordingly. Any such limits on the payment of dividends to UST may limit UST's ability to pay dividends to its stockholders during the prescribed time period. See "CERTAIN REGULATORY CONSIDERATIONS -- Dividends" for a discussion of the condition. However, management of UST does not currently contemplate any such dividend limitation as a result of the Branch Purchase. See "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION." When, as and if dividends, payable in cash, stock or other property, are declared by the UST Board out of funds legally available therefor, the holders of UST Common Stock are entitled to share equally, share for share, in such dividends.

     Voting Rights. Holders of UST Common Stock are entitled to one vote for each share on all matters voted upon by stockholders. Shares of UST Common Stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting in an election of directors can elect 100% of the directors being elected if they choose to do so.

     Preemptive Rights. Authorized shares of UST Common Stock may be issued at any time, and from time to time, in such amounts and for such consideration as may be fixed by the UST Board. No holder of UST Common Stock has any preemptive or preferential right to purchase or to subscribe for any shares of capital stock or other securities which may be issued by UST.

     Liquidation Rights. In the event of any liquidation, dissolution or winding-up of UST whether voluntary or involuntary, the holders of UST Common Stock are entitled to share, on a share for share basis, in any of the assets UST legally available for distribution to such shareholders after the payment of all debts and other liabilities of UST and any preferential amounts attributable to any Preferred Stock that may then be outstanding.

     Assessments. Outstanding shares of UST Common Stock are, and the shares of UST Common Stock being registered hereby will be, fully paid and non-assessable.

     Transfer Agent and Registrar. UST's wholly-owned subsidiary, United States Trust Company, 30 Court Street, Boston, Massachusetts 02108, serves as transfer agent and registrar for UST's Common Stock.

     Stockholder Rights Agreement. On September 19, 1995, the UST Board adopted the UST Rights Agreement providing for a dividend of one preferred share purchase right for each outstanding share of UST Common Stock (the "Rights"). The dividend was distributed on October 6, 1995, to stockholders of record on that date. Holders of shares of UST Common Stock issued subsequent to that date receive the Rights with their shares. The Rights trade automatically with shares of UST Common Stock and become exercisable only under certain circumstances as described below. The Rights are designed to protect the interests of UST and its stockholders against coercive third-party takeover tactics. The purpose of the Rights is to encourage potential acquirers to negotiate with the UST Board prior to attempting a takeover and to provide the UST Board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The

Rights may have certain anti-takeover effects. The Rights should not, however, interfere with any merger or other business combination approved by the UST Board.

     The Rights will become exercisable only if a person or group (i) acquires 15% or more of the outstanding shares of UST Common Stock, (ii) announces a tender offer that would result in ownership of 15% or more of the outstanding UST Common Stock, or (iii) is declared to be an "Adverse Person" by the UST Board. An "Adverse Person" includes any person or group who owns at least 10% of the outstanding shares of UST Common Stock and attempts an action that would adversely impact UST. Each right would entitle a stockholder to buy 1/100th of a share of UST's Series A Junior Participating Preferred Stock. See "DESCRIPTION OF UST CAPITAL STOCK -- Preferred Stock."

     Once a person or group has acquired 15% or more of the outstanding shares of UST Common Stock or is declared an "Adverse Person" by the UST Board, each Right may entitle its holder (other than the acquiring person or adverse person) to purchase, at an exercise price of $40 per share, shares of UST Common Stock (or of any company that acquires UST) at a price equal to 50% of their current market price. Under certain circumstances, the Continuing Directors (as defined in the Stockholder Rights Agreement) may exchange the Rights for UST Common Stock (or equivalent securities) on a one-for-one-basis.

     Until declaration of a Person as an Adverse Person, or ten days after public announcement that any person or group has acquired 15% or more of the outstanding shares of UST Common Stock, the Rights are redeemable at the option of the UST Board in certain cases with the concurrence of the Continuing Directors. Thereafter, they may be redeemed by the Continuing Directors in connection with certain acquisitions not involving any acquiring person or Adverse Person or in certain circumstances following a disposition of shares by the acquiring person or Adverse Person. The redemption price is $0.001 per Right. The Rights will expire on October 6, 2005, unless redeemed prior to that date.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by the description of the Rights contained in the UST Rights Agreement, dated as of June 28, 1990, between UST and USTC, as Rights Agent, which is incorporated herein by reference to Exhibit 1 to UST's Registration Statement on Form 8-A dated September 26, 1995.

PREFERRED STOCK

     General. The Preferred Stock is of a serial or "blank check" nature. Under Chapter 156B of the Massachusetts General Laws, after stockholder authorization of such a class of preferred stock, one or more series of preferred stock may be established and designated by action of the UST Board with varying rights, preferences and limitations and without further stockholder action. The UST Board may also fix the number of shares of the series. Series are established by the filing with the Secretary of State of The Commonwealth of Massachusetts of a certificate which is made in part of the filing company's Articles of Organization and which sets forth the rights, preferences and limitations of the respective series.

     Dividend and Liquidation Rights. Each series of the Preferred Stock, when issued, would have preference over the UST Common Stock with respect to the payment of all dividends and distribution of assets in the event of liquidation or dissolution of UST, and may have other preferences.

     Determinations to be Made by the UST Board. The determinations for each series of Preferred Stock which would be made by the UST Board include (1) the number of shares to constitute such series, (2) the dividend rate or rates (or the manner of determining the same) on the shares of such series, (3) whether dividends shall be cumulative, (4) whether the shares of the series shall be redeemable and the terms thereof, (5) whether the shares of the series shall be convertible into other securities of UST, including the Common Stock, and the terms and conditions thereof, (6) the special relative rights of holders of shares of the series in the event of liquidation, distribution or sale of assets, dissolution or winding-up of UST, (7) the terms of voting rights, if any, of shares of the series, (8) the title or designation of the series and (9) such other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series as may be permitted by applicable law. As noted above, before any series would be issued, a certificate setting forth the terms thereof would be authorized by the UST Board and filed pursuant to the MBCL but no further stockholder action would be required for the issuance of such authorized shares.

     Series A Junior Participating Preferred Stock. In connection with the UST Rights Agreement, the UST Board established a series of Preferred Stock, par value $1.00 per share, designated as Series A Junior Participating Preferred Stock ("Series A"). The number of shares constituting Series A is 300,000. A certificate was filed with the Secretary of the Commonwealth of Massachusetts on September 29, 1995 setting forth the determinations discussed above. Holders of Series A Preferred Stock are entitled to receive, in preference to the holders of UST Common Stock, quarterly dividends payable in cash on the first of March, June, September and December in each year after the first issuance of a share or a fraction of a share of Series A Preferred Stock, in an amount per share equal to the greater of (a) $1 or (b) subject to adjustment, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends, other than a dividend payable in UST Common Stock. Series A Preferred Stock dividends are cumulative but do not bear interest. Shares of Series A Preferred Stock are not redeemable. Each share of Series A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of the UST stockholders and no other special voting rights. Upon any liquidation, dissolution or winding up holders of Series A Preferred Stock are entitled to priority over the holders of share of UST Common Stock or other junior ranking stock. No such shares of Series A Preferred Stock are issued or outstanding, however, each holder of UST Common Stock was granted the right to purchase Series A Preferred Stock upon the happening of certain events, such as a hostile takeover attempt of UST, as described in the UST Rights Agreement. See "DESCRIPTION OF UST CAPITAL STOCK -- Stockholder Rights Plan."

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

GENERAL

     Upon consummation of the transactions contemplated in the Affiliation Agreement, the stockholders of Walden who do not perfect and exercise their statutory dissenters' rights will become stockholders of UST. Since both UST and Walden are Massachusetts corporations, Walden stockholders who receive UST Common Stock will continue to be subject to the privileges and restrictions set forth in the MBCL. In addition, the rights of such stockholders as stockholders of UST will be governed by the Articles and By-laws of UST, which differ in certain respects from Walden's Articles and By-laws. This summary contains a list of differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed. This summary is qualified in its entirety by reference to the Massachusetts General Laws, the MBCL, the UST Rights Agreement and the Articles and By-laws of each of UST and Walden. See "AVAILABLE INFORMATION."

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

     Consistent with the MBCL, each of the UST Board and the Walden Board is divided into three classes and the directors of each class are elected by the stockholders to serve staggered three-year terms. The UST By-laws provide that the UST Board be composed of not less than three nor more the twenty-four. Presently there are twenty directors on the UST Board and eight directors on the Walden Board.

REMOVAL OF DIRECTORS

     Notwithstanding contrary provisions in the UST By-laws and the Walden Articles, pursuant to the MBCL, directors on the UST Board and the Walden Board, respectively, may be removed by the affirmative vote of a majority of the holders of the shares outstanding and entitled to vote in the election of UST and Walden Directors, respectively only for "cause" as defined in the MBCL.

STOCKHOLDER NOMINATIONS

     UST. The UST Articles and the UST By-laws do not set forth procedures regarding stockholder nominations of individuals for election to the UST Board.

     Walden. The Walden Articles set forth procedures that must be followed for stockholders to nominate individuals for election to the Walden Board. Nominations by stockholders entitled to vote generally in the election of directors must be made in writing, delivered or mailed by first class United States mail, postage prepaid, to the Clerk of Walden not less than 30 days nor more than 60 days prior to any meeting at with directors are to be elected. Each such notice must include (i) the name, age, business address and, if known, the residence address of each nominee proposed in the notice, (ii) the principal occupation in employment of each such nominee, and (iii) the number of shares of stock of Walden beneficially owned by each nominee.

INTERESTED TRANSACTIONS

     UST. None of the MBCL, UST Articles or the UST By-laws has a general provision governing interested transactions. Therefore, transactions between UST and any of its directors, officers or security holders or between UST and any entity in which any director, officer or security holder of UST is financially interested is governed by the decisional law set down by the Massachusetts Courts. Interested transactions are not per se voidable but may be challenged on the grounds that such a transaction was not entered into in good faith or was unfair to the corporation. In determining good faith and fairness, courts will consider whether a full and honest disclosure of all relevant circumstances of the transaction had been disclosed as well as whether approval of disinterested stockholders had been obtained. The determination of good faith and fairness is particular to the facts and circumstances of each case.

     Walden. Under the Walden Articles, no contract or transaction between Walden, and any of its directors, officers or security holders, or between Walden and any entity in which a director, officer or security holder is, directly or indirectly, financially interested will be void or voidable solely because of this relationship, or solely because of the presence of the interested party at the meeting authorizing the transaction or contract, or solely because of his or their participation in the authorization of the transaction or contract or vote at the meeting for authorization, whether or not such participation in the vote was necessary for such authorization provided that, (a) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the Walden Board (or committee thereof) and the Walden Board, nevertheless in good faith authorized or ratifies the contract or transaction by a majority of the directors present, counting each interested director for quorum purposes but not for calculating the majority necessary for approval, and
(b) the contract or transaction is fair to Walden as of the time it was authorized or ratified by the Walden Board (or committee thereof) or the stockholders.

MEETINGS OF STOCKHOLDERS

     UST. The By-laws of UST provide that special meetings of stockholders may be called by the President or by the UST Board or, upon written application of one or more stockholders who hold at least 10% of the capital stock entitled to vote at the meeting, by the Clerk, or in the case of the death, absence incapacity or refusal of the Clerk, by any other officer.

     Walden. Under the Articles of Organization of Walden, special meetings of stockholders may be called at any time by the Walden Board, the president, the chairman of the board or by a committee of the Walden Board which has been duly authorized by the Walden Board or the by-laws to do so. No other person may call a special meeting.

STOCKHOLDER ACTION WITHOUT A MEETING

     UST. As authorized by the MBCL, the UST By-laws provide that any action to be taken by UST stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to the action by a writing filed with the records of the meetings of the stockholders.

     Walden. The Walden Articles specifically deny the power of stockholders to consent in writing, without a meeting, to the taking of any action required to be taken or which may be taken at any annual or special meeting of the stockholders of Walden.

AMENDMENT OF BY-LAWS

     UST. The UST By-laws may at any time be amended by a vote of the stockholders, provided that notice of the substance of the proposed amendment is stated in the notice of the meeting.

     Walden. Unlike the UST Articles, the Walden Articles specifically authorize the Walden Board to make, repeal, alter, amend and rescind the Walden by-laws by a vote of two-thirds of the directors then in office. No by-law of Walden may be made, repealed, altered, amended or repealed by the Walden stockholders except by a vote of the holders of not less than two-thirds of the outstanding shares of capital stock of Walden entitled to vote on the election of Directors cast at a meeting of the stockholders called for the purpose (provided that notice of such proposed adoption, repeal, alteration, amendment or recession is included in the notice of such meeting).

REQUIRED VOTE FOR CERTAIN BUSINESS COMBINATIONS

     UST. The MBCL provides that an agreement of merger or consolidation, or a sale, lease or exchange of all or substantially all of the property and assets of a corporation must be approved by the holders of two-thirds of the shares of each class of stock outstanding and entitled to vote thereon, unless a corporation's articles of organization designate a lower percentage (but not less than a majority). The UST Articles and the UST By-laws do not contain provisions that require a specific lower or higher stockholder vote for such transactions.

     Walden. In addition to the affirmative vote required by the MBCL, the Walden Articles provide that the affirmative vote of either a majority of the continuing Directors (as defined in the provision) or of the holders of at least two-thirds of the outstanding shares entitled to vote thereon is required to authorize any reclassification of the Walden Common Stock or any recapitalization involving the Walden Common Stock, or any combination or other transactions with a stockholder who beneficially owns 10% or more of the outstanding Walden Common Stock (a "Related Person") or with an affiliate of a Related Person unless:

          (a) the aggregate amount of cash and Fair Market Value (as defined in the provision) of consideration other than cash to be received by holders of Walden Common Stock is at least equal to the highest of (i) the highest price per share paid by the Related Person in acquiring any share of Walden Common Stock within the two-year period immediately prior to the first public announcement of the proposal of the business combination (the "Announcement Date"), or in the transaction in which it became a Related Person, whichever is higher; (ii) the Fair Market value per share of Walden Common Stock on the Announcement Date or on the date on which the Related Person became a Related Person (the "Determination Date"), whichever is higher, or (iii) the price per share equal to the Fair Market Value per share of Walden Common Stock determined by the preceding clause (a)(ii), multiplied by a ratio of (x) the highest per share price paid by the Related Person for any shares of Walden Common Stock acquired within the two-year period immediately prior to the Announcement Date to (y) the Fair Market Value per share of Walden Common Stock on the first day in such two-year period on which the Related Person acquired any shares of Walden Common Stock;

          (b) the aggregate amount of cash and Fair Market Value of consideration other than cash to be received by holders of shares of any class of outstanding voting stock other then Walden Common Stock is at least equal to the highest of (i) the highest price per share paid by the Related Person in acquiring any share of such voting stock acquired by it within the two-year period immediately prior to the Announcement Date or in the transaction in which it became a Related Person, whichever is higher,
     (ii) the highest preferential amount per share to which holders of shares of such class of voting stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Walden, even if the business combination to be consummated does not constitute such an event, (iii) the Fair Market Value per share of such class of voting stock on the Announcement Date or the Determination Date, whichever is higher, or (iv) the price per share equal to the Fair Market Value per share of such class of voting stock determined by the preceding clause (b)(iii) multiplied by a ration of (x) the highest per share price paid by the Related Person for any share of such voting stock acquired within the two-year period immediately prior to the Announcement Date to
     (y) the Fair Market Value per share of such voting stock on the first day in such two-year period upon which the Related Person acquired any shares of such class of voting stock; and

          (c) certain procedural requirements were satisfied including the requirement that the considerations to be paid to Walden's stockholders must be in cash or the same type of consideration previously used by the Related Person to acquire the largest number of shares of such class of voting stock previously acquired.

     The Walden Board has determined that the requirements described in paragraphs (a) through (c) above do not apply to the Affiliation Agreement, the Plan of Merger and the transactions contemplated thereby.

STOCKHOLDER RIGHTS PLAN

     UST. UST has distributed to each holder of UST Common Stock one Right per each outstanding share of UST Common Stock. In addition, a Right is distributed with each newly issued share of UST Common Stock. Holders of Walden Common Stock will receive one Right with each share of UST Common Stock upon the conversion of their shares of Walden Common Stock at the Effective Time. Each Right entitles the holder thereof to purchase one share of preferred stock in the event of certain transactions involving UST. See "DESCRIPTION OF UST CAPITAL STOCK -- Common Stock -- Stockholder Rights Plan."

     Walden.  Walden has no stockholder rights plan.

STATE ANTI-TAKEOVER STATUTES

     The Massachusetts General Laws prohibit corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless: (a) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, or (b) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time that he becomes an interested Stockholder, or (c) the business combination is approved by both the board of directors and two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time with the prior three years did own) 5% or more of a corporation's voting stock. A "business combination" includes mergers, stock and asset sales and other transactions resulting in a financial benefit to the stockholders. The business combinations statute does not apply to the Affiliation Agreement, the Plan of Merger, the Stock Option Agreement or any of the transactions contemplated by such agreements, because the UST Board and the Walden Board each had approved the Affiliation Agreement, the Plan of Merger and the Stock Option Agreement prior to their execution.

     The Massachusetts General Laws include a statute concerning "control share acquisitions," which limits the voting rights of shares held by persons who have acquired a certain percentage of the voting power of a corporation. Under the Massachusetts statute, shares acquired in a control share acquisition retain the same voting rights as all other shares of the same class or series but only to the extent authorized by a vote of the majority of all shares entitled to vote for the election of directors (such acquired shares not being entitled to vote).

                          MARKET PRICES AND DIVIDENDS

     General. Transactions with respect to UST Common Stock and Walden Common Stock are quoted on the NASDAQ National Market under the Symbols "USTB" and "WLDN," respectively. The following tables set forth the high and low sales prices for each of UST Common Stock and Walden Common Stock as quoted by NASDAQ and dividends declared for the periods indicated. The stock prices for Walden listed below for the periods prior to December 8, 1995 are those of Concord because it is considered to be the predecessor institution of Walden for historical reporting purposes by NASDAQ.

                                                  UST                                WALDEN
                                    --------------------------------     -------------------------------
                                                            DIVIDEND                            DIVIDEND
                                      LOW        HIGH       DECLARED       LOW        HIGH      DECLARED
                                    -------     -------     --------     -------     ------     --------
1994
  First Quarter...................  $ 10.50     $ 13.50          --      $ 14.75     $20.50      $ 0.05
  Second Quarter..................    12.625      14.375         --        16.50      21.25        0.08
  Third Quarter...................    11.25       13.50          --        16.50      19.75        0.08
  Fourth Quarter..................     8.75       11.75          --        12.50      17.25        0.10
1995
  First Quarter...................     9.75       11.375         --        13.00      17.25        0.10
  Second Quarter..................    10.50       13.50          --        14.50      20.50        0.12
  Third Quarter...................    13.25       15.00          --        15.625     19.50        0.12
  Fourth Quarter..................    12.75       15.50        0.05        16.75      20.00        0.14
1996
  First Quarter...................    13.00       15.125       0.06        18.00      20.00        0.14
  Second Quarter..................    12.75       15.125       0.07        18.50      20.50        0.16
  Third Quarter...................    14.25       17.125       0.08        18.50      31.00        0.16

                                    EXPERTS

     The consolidated financial statements of UST appearing in UST's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included therein and incorporated herein by reference. Such consolidated financial statements are incorporated in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Walden as of December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and those consolidated financial statements and the reports of Arthur Andersen LLP with respect to those consolidated financial statements and the consolidated financial statements of The Bank of Braintree as of December 31, 1994 and 1993 are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The report of KPMG Peat Marwick LLP with respect to the consolidated financial statements of The Co-operative Bank of Concord as of December 31, 1994 and 1993 is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL OPINIONS

     The validity of the UST Common Stock offered hereby will be passed upon for UST by Eric R. Fischer, General Counsel. As of October 1, 1996, Mr. Fischer had a direct or indirect interest in 37,371 shares of UST Common Stock and had options to purchase an additional 40,800 shares, all of which options were immediately exercisable.

     The Affiliation Agreement provides as a condition to UST and Walden's obligation to consummate the Affiliation that UST receive a tax opinion, dated as of the date of the closing of the Affiliation, from its counsel, Bingham, Dana & Gould LLP, and Walden receive a tax opinion, dated as of the date of this Joint-Proxy Statement-Prospectus and as of the date of the closing of the Affiliation, from its tax advisor Arthur Andersen LLP (or from another tax advisor acceptable to UST and Walden) substantially to the effect that, among other things, the Affiliation will be treated as a reorganization as described in Section 368 of the Code. As required by the Affiliation Agreement, Arthur Andersen LLP has delivered such an opinion to Walden dated as of the date of this Joint Proxy Statement - Prospectus. See "THE AFFILIATION -- Certain Federal Income Tax Consequences."

                     MANAGEMENT AND ADDITIONAL INFORMATION

     Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to UST and Walden is incorporated by reference or set forth in UST's Annual Report on Form 10-K for the year ended December 31, 1995 and Walden's Annual Report on Form 10-K for the year ended December 31, 1995, each of which is incorporated herein by reference. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE." Stockholders of Walden desiring copies of such documents may contact UST or Walden, as the case may be, at its address or phone number indicated under "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE." For certain information regarding the directors and certain executive officers of Walden after the effective time of the Affiliation, see "THE AFFILIATION -- Management and Operations After the Affiliation," "-- Interests of Certain Persons in the Affiliation" and "-- Employee Matters."

                            SOLICITATION OF PROXIES

     Walden and UST will each bear their own expenses incurred in connection with the solicitation of proxies from holders of UST Common Stock and Walden Common Stock, including the cost of reimbursing brokerage houses and other Custodians, nominees or fiduciaries for forwarding proxies and proxy statements to their principals; however, pursuant to the Affiliation Agreement, the expense of printing and distributing the Registration Statement and this Joint Proxy Statement - Prospectus will be shared equally by Walden and UST. In addition to solicitation of proxies by mail, proxies may also be solicited by telephone or personal interview by certain directors, officers and regular employees of UST and Walden and its subsidiaries, who will not receive additional compensation therefor. UST has retained Morrow & Company to assist in the distribution and solicitation of proxies, at a fee of approximately $6,000 plus reasonable out of pocket expenses. Walden has retained Morrow & Company to assist in the distribution and solicitation of proxies, at a fee of approximately $6,000, plus reasonable out-of-pocket expenses. UST and Walden will also reimburse brokerage firms and others who hold record ownership for third parties for their expenses in forwarding proxy materials to the beneficial owners of UST Common Stock and Walden Common Stock.

                              [ALTERNATE UST PAGE]

                     THE UST MEETING -- ADDITIONAL MATTERS

                    INCREASE IN NUMBER OF AUTHORIZED SHARES
                              OF UST COMMON STOCK

                                 (Proxy Item 2)

     The UST Board has adopted a vote recommending that stockholders amend the UST Articles to increase the authorized shares of UST Common Stock from 30,000,000 shares to 45,000,000.

     On the Record Date, the number of shares of UST Common Stock issued or reserved for issuance totaled approximately 19,269,430. UST expects to issue approximately 10,611,549 shares of UST Common Stock to holders of Walden Common Stock in the Affiliation. Thus out of the 30,000,000 shares currently authorized, UST would have only approximately 119,021 shares of UST Common Stock available for future issuance following the Affiliation.

     The increase in authorized shares, in the opinion of the UST Board, is desirable to provide UST with the ability to meet future business needs and opportunities, including the ability to exercise, if it is deemed appropriate to do so, its option to increase the consideration to be received by the holders of Walden Common Stock in the Affiliation by adjusting the Conversion Number in order to prevent a termination of the Affiliation Agreement by Walden in the event that the value of UST Common Stock declines in an amount greater than the formula set forth in the Affiliation Agreement. The increased number of authorized shares will be available for issuance from time to time, without further action or authorization by the stockholders (except as required under applicable law or by an applicable national stock exchange or market), in connection with potential investment opportunities, acquisitions of other companies or for other corporate purposes as determined by the UST Board. These other purposes might include raising additional capital funds through offerings of shares of UST Common Stock, the issuance of shares of UST Common Stock in connection with the declaration of stock dividends, and the issuance of shares in connection with employee benefit plans and incentive compensation plans of UST and its subsidiaries.

     If such additional authorized shares are issued to persons other than existing stockholders, the percentage interest of existing stockholders in UST will be reduced. Although the existence or issuance of authorized but unissued shares of UST capital stock could, under certain circumstances, have an anti-takeover effect, UST has no present intention of issuing such shares for anti-takeover purposes.

     If the amendment is approved, as soon as practicable after the UST Meeting, UST will file with the Massachusetts Secretary of State's Office, Articles of Amendment to the UST Articles reflecting the increase in authorized shares.

     Approval of this proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of UST Common Stock.

     THE UST BOARD RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AMEND THE UST ARTICLES TO PROVIDE FOR AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF UST COMMON STOCK.

                              [ALTERNATE UST PAGE]

                           PROPOSALS OF STOCKHOLDERS

     Any stockholder of UST desiring to submit proposals pursuant to Rule 14a-8 under the Exchange Act for action at the 1997 Annual Meeting of UST, must have delivered such proposal to the main office of UST no later than December 26, 1996, for it to be included in UST's proxy statement and form of proxy relating to that meeting. Stockholders submitting a proposal must meet the requirements specified in Rule 14a-8 under the Exchange Act.

                                            By Order of the Board of Directors

                                            /s/ Eric R. Fischer
                                            ERIC R. FISCHER, Executive Vice
                                            President, General Counsel and
                                            Clerk

                            [ALTERNATE WALDEN PAGE]

                           PROPOSALS OF STOCKHOLDERS

     Walden will hold an Annual Meeting in 1997 only if the Affiliation is not consummated before the time of such meeting. If necessary, the Annual Meeting is expected to be held on April 30, 1997.

     Any stockholder of Walden desiring to present a proposal for action at the 1997 Annual Meeting of Walden, in the event that such a meeting is held, must have delivered such proposal to the main office of Walden no later than November 21, 1996, for it to be included in Walden's proxy statement and form of proxy relating to that meeting. Stockholders submitting a proposal must meet the requirements specified in Rule 14a-8 under the Exchange Act.

                                            By Order of the Board of Directors


                                            /s/ JOSIAH S. CUSHING, II
                                                Clerk

                                                                      APPENDIX A
                                                                      ----------


================================================================================


                            AFFILIATION AGREEMENT AND
                             PLAN OF REORGANIZATION



                           DATED AS OF AUGUST 30, 1996

                                     BETWEEN

                                    UST CORP.

                                       AND

                              WALDEN BANCORP, INC.




================================================================================

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

ARTICLE I      DEFINITIONS  ............................................   A-1

ARTICLE II     THE MERGER  .............................................   A-5

ARTICLE III    REPRESENTATIONS AND WARRANTIES OF THE BUYER  ............   A-6

  [Section]3.01  Corporate Organization  ...............................   A-6
  [Section]3.02  Capitalization  .......................................   A-6
  [Section]3.03  Authority; No Violation  ..............................   A-7
  [Section]3.04  Consents and Approvals  ...............................   A-8
  [Section]3.05  Financial Statements  .................................   A-9
  [Section]3.06  Absence of Undisclosed Liabilities  ...................   A-9
  [Section]3.07  Broker's Fees  ........................................   A-9
  [Section]3.08  Absence of Certain Changes or Events  .................   A-9
  [Section]3.09  Legal Proceedings  ....................................  A-10
  [Section]3.10  Reports  ..............................................  A-10
  [Section]3.11  Buyer Common Stock  ...................................  A-10
  [Section]3.12  Ownership of Seller Common Stock  .....................  A-10
  [Section]3.13  Taxes and Tax Returns  ................................  A-10
  [Section]3.14  Employees  ............................................  A-11
  [Section]3.15  Agreements with Banking Authorities  ..................  A-12
  [Section]3.16  Compliance with Applicable Law  .......................  A-12
  [Section]3.17  Capitalization  .......................................  A-12
  [Section]3.18  CRA Rating  ...........................................  A-12
  [Section]3.19  Buyer Information  ....................................  A-12
  [Section]3.20  Disclosure  ...........................................  A-12

ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF THE SELLER  ...........  A-13

  [Section]4.01  Corporate Organization  ...............................  A-13
  [Section]4.02  Capitalization  .......................................  A-13
  [Section]4.03  Authority; No Violation  ..............................  A-14
  [Section]4.04  Consents and Approvals  ...............................  A-15
  [Section]4.05  Financial Statements  .................................  A-16
  [Section]4.06  Absence of Undisclosed Liabilities  ...................  A-16
  [Section]4.07  Broker's Fees  ........................................  A-16
  [Section]4.08  Absence of Certain Changes or Events  .................  A-16
  [Section]4.09  Legal Proceedings  ....................................  A-16
  [Section]4.10  Taxes and Tax Returns  ................................  A-17
  [Section]4.11  Employees  ............................................  A-17
  [Section]4.12  Agreements with Banking Authorities  ..................  A-18
  [Section]4.13  Material Agreements  ..................................  A-19
  [Section]4.14  Ownership of Property  ................................  A-19
  [Section]4.15  Reports  ..............................................  A-20
  [Section]4.16  Compliance with Applicable Law  .......................  A-20
  [Section]4.17  Environmental Matters  ................................  A-20
  [Section]4.18  Chapters 110D and 110F Not Applicable  ................  A-22
  [Section]4.19  Ownership of Buyer Common Stock  ......................  A-22
  [Section]4.20  Insurance  ............................................  A-22
  [Section]4.21  Labor  ................................................  A-22
  [Section]4.22  Material Interests of Certain Persons  ................  A-22

  [Section]4.23  Absence of Registration Obligations  ..................  A-23
  [Section]4.24  Loans  ................................................  A-23
  [Section]4.25  Capitalization  .......................................  A-23
  [Section]4.26  CRA Rating  ...........................................  A-23
  [Section]4.27  Seller Information  ...................................  A-23
  [Section]4.28  Disclosure  ...........................................  A-23

ARTICLE V      COVENANTS OF THE PARTIES  ...............................  A-24

  [Section]5.01  Conduct of the Business of Seller  ....................  A-24
  [Section]5.02  Access to Properties and Records; Confidentiality  ....  A-27
  [Section]5.03  No Solicitation  ......................................  A-28
  [Section]5.04  Regulatory Matters; Consents  .........................  A-29
  [Section]5.05  Approval of Stockholders  .............................  A-30
  [Section]5.06  Agreements of Affiliates; Publication of Combined
                  Financial Results  ...................................  A-30
  [Section]5.07  Further Assurances  ...................................  A-31
  [Section]5.08  Public Announcements  .................................  A-31
  [Section]5.09  Post-Closing Governance  ..............................  A-31
  [Section]5.10  Merger Subsidiary  ....................................  A-31
  [Section]5.11  Tax-Free Reorganization Treatment; Accounting  ........  A-32
  [Section]5.12  Stock Listing  ........................................  A-32
  [Section]5.13  Employment and Benefit Matters  .......................  A-32
  [Section]5.14  Accountants' Letters  .................................  A-32
  [Section]5.15  Directors' and Officers' Indemnification and Insurance   A-33
  [Section]5.16  Conversion of Seller Stock Options  ...................  A-33
  [Section]5.17  Maintenance of Records  ...............................  A-33
  [Section]5.18  Leases  ...............................................  A-33
  [Section]5.19  Dividends  ............................................  A-39
  [Section]5.20  Notice of Change  .....................................  A-43
  [Section]5.21  Changes in Accounting  ................................  A-34
  [Section]5.22  SEC Filings  ..........................................  A-34
  [Section]5.23  Covenants of Buyer  ...................................  A-34
  [Section]5.24  Regulatory Reports  ...................................  A-34
  [Section]5.25  Registration of Shares  ...............................  A-34
  [Section]5.26  Environmental Remediation  ............................  A-34
  [Section]5.27  Bank Mergers  .........................................  A-35

ARTICLE VI     CLOSING CONDITIONS  .....................................  A-35

  [Section]6.01  Conditions to Each Party's Obligations Under This
                   Agreement  ..........................................  A-35
  [Section]6.02  Conditions to the Obligations of the Buyer Under This
                   Agreement  ..........................................  A-35
  [Section]6.03  Conditions to the Obligations of the Seller Under This
                   Agreement  ..........................................  A-37

ARTICLE VII    CLOSING  ................................................  A-38

  [Section]7.01  Time and Place  .......................................  A-38
  [Section]7.02  Deliveries at the Closing  ............................  A-38

ARTICLE VIII   TERMINATION, AMENDMENT AND WAIVER........................  A-38

  [Section]8.01  Termination  ..........................................  A-38
  [Section]8.02  Effect of Termination  ................................  A-40
  [Section]8.03  Amendment, Extension and Waiver  ......................  A-40

ARTICLE IX     MISCELLANEOUS  ..........................................  A-41

  [Section]9.01  Expenses  .............................................  A-41
  [Section]9.02  Survival  .............................................  A-41
  [Section]9.03  Notices  ..............................................  A-41
  [Section]9.04  Parties in Interest  ..................................  A-42
  [Section]9.05  Complete Agreement  ...................................  A-42
  [Section]9.06  Counterparts  .........................................  A-42
  [Section]9.07  Governing Law  ........................................  A-42
  [Section]9.08  Captions  .............................................  A-42
  [Section]9.09  Effect of Investigations  .............................  A-42
  [Section]9.10  Severability  .........................................  A-43
  [Section]9.11  Specific Enforceability  ..............................  A-43

                             EXHIBITS AND SCHEDULES

EXHIBITS
--------


Exhibit A      Agreement and Plan of Merger (See Appendix B)
Exhibit B-1    Buyer Affiliates Agreement
Exhibit B-2    Seller Affiliates Agreement
Exhibit C      Seller Option Agreement
Exhibit D      Stockholder Agreement
Exhibit E      List of Index Companyies with Weighted Averages

SCHEDULES
---------

Buyer Disclosure Schedule (omitted)
Seller Disclosure Schedule (omitted)

                AFFILIATION AGREEMENT AND PLAN OF REORGANIZATION

     AFFILIATION AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT"), dated as of August 30, 1996, between UST CORP., a Massachusetts corporation (the "BUYER"), and WALDEN BANCORP, INC., a Massachusetts corporation (the "SELLER").

     The Boards of Directors of the Buyer and the Seller deem it advisable and in the best interests of their respective stockholders to consummate, and have approved, the business combination transactions provided for herein.

     In consideration of the mutual covenants, representations, warranties and agreements contained herein and in consideration of the Seller Option Agreement (as hereinafter defined), pursuant to which the Seller has on this day granted the Seller Option (as hereinafter defined) and in consideration of the execution and delivery of the Stockholder Agreement to the Buyer, the parties agree as follows:

                                    ARTICLE I

                                   DEFINITIONS
                                   -----------

     Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

     "AMEX" shall mean the American Stock Exchange.

     "ACQUISITION TRANSACTION" shall have the meaning ascribed thereto in
Section 5.03 hereof.

     "AGREEMENT" shall mean this Affiliation Agreement and Plan of Reorganization by and between the Buyer and the Seller.

     "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

     "BUYER" shall have the meaning ascribed thereto in the introductory paragraph hereof.

     "BUYER AFFILIATEs" shall have the meaning ascribed thereto in Section 5.06(b) hereof.

     "BUYER AFFILIATES AGREEMENT" shall mean the form of written agreement to be executed and delivered to the Seller prior to the Effective Time by the Buyer Affiliates, substantially in the form attached hereto as Exhibit B-1.

     "BUYER BALANCE SHEET" shall have the meaning ascribed thereto in Section
3.05 hereof.

     "BUYER COMMON STOCK" shall have the meaning ascribed thereto in Section 3.02(a) hereof.

     "BUYER COMPANIES" shall have the meaning ascribed thereto in Section 3.13(a) hereof.

     "BUYER DISCLOSURE SCHEDULE" shall have the meaning ascribed thereto in
Section 3.01(b) hereof.

     "BUYER PENSION PLANS" shall have the meaning ascribed thereto in Section 3.14(a) hereof.

     "BUYER PREFERRED STOCK" shall have the meaning ascribed thereto in Section 3.02(a) hereof.

     "BUYER REPORTS" shall have the meaning ascribed thereto in Section 3.10 hereof.

     "BUYER RIGHTS AGREEMENT" shall mean that certain Rights Agreement which was adopted by the Buyer on September 19, 1995.

     "CLOSING" shall mean the consummation of the Merger.

     "CLOSING DATE" shall mean the time and date specified pursuant to Section
7.01 hereof as the time and date on which the parties hereto shall consummate the Merger.

     "CMPs" has the meaning ascribed to such term in Section 4.16 hereof.

     "CODE" shall mean the Internal Revenue Code of 1986, as amended.

     "COMPANIES" shall have the meaning ascribed thereto in Section 4.10(a) hereof.

     "CONFIDENTIAL INFORMATION" shall have the meaning ascribed thereto in
Section 5.02(b) hereof.

     "CONFIDENTIALITY AGREEMENT" shall mean that certain letter agreement between the Buyer and the Seller dated August 7, 1996.

     "CONSENTS" shall have the meaning ascribed thereto in Section 6.01(b) hereof.

     "DISCLOSURE SCHEDULES" shall mean the Buyer Disclosure Schedule and the Seller Disclosure Schedule, considered together.

     "D&O INSURANCE" shall have the meaning ascribed thereto in Section 5.15 hereof.

     "DOJ" shall mean the United States Department of Justice.

     "EFFECTIVE TIME" shall mean the date and time at which the Merger has become effective pursuant to the applicable laws of The Commonwealth of Massachusetts.

     "EPA" shall mean the United States Environmental Protection Agency.

     "EQUITY INVESTMENT" shall have the meaning set forth for such term as of the date hereof in the FDIC's rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. [Section]362.2(k).

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "EXCHANGE ACT" shall have the meaning ascribed thereto in Section 3.05 hereof.

     "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

     "FDIC" shall mean the Federal Deposit Insurance Corporation.

     "FEDERAL RESERVE BOARD" shall mean the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of Boston, as applicable.

     "FILED TAX RETURNS" shall mean, with respect to the Buyer Companies or the Seller Companies, all Tax Returns that were required to be filed by any member of such group of Companies on or prior to the date hereof.

     "GAAP" shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

     "HAZARDOUS MATERIAL" shall have the meaning ascribed to such term in
Section 4.17(i) hereof.

     "INJUNCTION" shall have the meaning ascribed thereto in Section 6.01(d) hereof.

     "JOINT PROXY STATEMENT" shall have the meaning ascribed thereto in Section 5.04(a) hereof.

     "IRS" shall mean the United States Internal Revenue Service.

     "LOAN PROPERTY" shall have the meaning ascribed thereto in Section 4.17(i) hereof.

     "MBCL" shall mean the Massachusetts Business Corporation Law.

     "MASSACHUSETTS BOARD" shall have the meaning ascribed thereto in Section
3.04 hereof.

     "MATERIAL ADVERSE EFFECT" shall mean, with respect to any Person, a material adverse effect on the business, results of operations or financial condition of such Person taken as a whole; PROVIDED THAT "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in laws and regulations or interpretations thereof by courts or governmental authorities (including changes in insurance deposit assessment rates and special assessments with respect thereto), (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions, and (e) the direct effects of compliance with this Agreement on the operating performance of the parties including expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement and the expenses associated with the termination of the Seller Benefit Plans as and to the extent contemplated herein.

     "MERGER" shall have the meaning ascribed thereto in Article II hereof.

     "Merger Subsidiary" shall mean that certain business corporation that has been or shall be organized as a wholly-owned subsidiary of the Buyer under the laws of The Commonwealth of Massachusetts for the purpose of merging with and into the Seller pursuant to the terms of the Plan of Merger.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "NASDAQ" shall mean the National Association of Securities Dealers Automated Quotation system.

     "NYSE" shall mean the New York Stock Exchange.

     "PBGC" shall mean the Pension Benefit Guaranty Corporation.

     "PARTICIPATION FACILITY" shall have the meaning ascribed to such term in
Section 4.17(i) hereof.

     "PERSON" shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any governmental agency or political subdivision thereof.

     "PLAN OF MERGER" shall mean that certain Agreement and Plan of Merger to be entered into by and among the Buyer, the Seller and the Merger Subsidiary at or prior to the Effective Time, substantially in the form attached hereto as EXHIBIT A.

     "PUBLIC ANNOUNCEMENT" shall mean a written press release, public announcement or public information disclosure by the Seller or the Buyer or any of their subsidiaries relating to the Merger or the other transactions contemplated hereby.

     "RECORDS" means all records and original documents in the Seller's possession which pertain to and are utilized by the Seller or any of its Significant Subsidiaries to administer, reflect, monitor, evidence or record information respecting its business and operations, including but not limited to all records and documents relating to (a) corporate, regulatory, supervisory and litigation matters, (b) tax planning and payment of taxes, (c) personnel and employment matters, and (d) the business or conduct of the business of the Seller or any of its Significant Subsidiaries.

     "REPRESENTATIVE(S)" shall have the meaning ascribed thereto in Section 5.02(b) hereof.

     "REQUISITE REGULATORY APPROVALS" shall have the meaning ascribed thereto in
Section 6.01(b) hereof.

     "SEC" shall have the meaning ascribed thereto in Section 3.04 hereof.

     "S-4" shall have the meaning ascribed thereto in Section 5.04(a) hereof.

     "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

     "SELLER" shall have the meaning ascribed thereto in the preamble to this Agreement and, in addition, shall mean throughout this Agreement, unless the context contemplates otherwise, the Seller and each of its subsidiaries, considered separately and on a consolidated basis.

     "SELLER AFFILIATES" shall have the meaning ascribed thereto in Section 5.06(a) hereof.

     "SELLER AFFILIATES AGREEMENT" shall mean the form of written agreement to be executed and delivered to the Buyer prior to the Effective Time by the Seller Affiliates, substantially in the form attached hereto as EXHIBIT B-2.

     "SELLER BALANCE SHEET" shall have the meaning ascribed thereto in Section
4.05 hereof.

     "SELLER BENEFIT PLANS" shall have the meaning ascribed thereto in Section 4.11(a) hereof.

     "SELLER COMMON STOCK" shall have the meaning ascribed thereto in Section 4.02(a) hereof.

     "SELLER COMPANIES" shall have the meaning ascribed thereto in Section 4.10(a) hereof.

     "SELLER DISCLOSURE SCHEDULE" shall have the meaning ascribed thereto in
Section 4.01(a) hereof.

     "SELLER OPTION" shall mean the option granted to the Buyer pursuant to the Seller Option Agreement.

     "SELLER OPTION AGREEMENT" shall mean that certain Stock Option Agreement of even date herewith by and between the Seller and the Buyer in the form attached hereto as EXHIBIT C.

     "SELLER OTHER PLANS" shall have the meaning ascribed thereto in Section 4.11(a) hereof.

     "SELLER PENSION PLANS" shall have the meaning ascribed thereto in Section 4.11(a) hereof.

     "SELLER REPORTS" shall have the meaning ascribed thereto in Section 4.15 hereof.

     "STOCKHOLDER AGREEMENT" shall mean that certain Stockholder Agreement dated as of the date hereof between the Buyer and Mr. Bradbury substantially in the form attached hereto as EXHIBIT D.

     "SIGNIFICANT SUBSIDIARY" shall mean, when used with reference to a party, any "significant subsidiary" of such party as such term is defined in Regulation S-X of the SEC, and with respect to the Seller, the term "Significant Subsidiary" shall also include Walden Financial Corporation, Builders Collaborative, Inc., Walden Securities Corporation, Inc., Braintree Savings Corporation, Bra-Prop Corporation and Braintree Securities Corporation.

     "SUBSIDIARIES" shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

     "TAX" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing.

     "TAX RETURN" means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

     "TERMINATION DATE" shall have the meaning ascribed thereto in Section 8.01(b) hereof.

     "TRANSACTION DOCUMENTS" shall mean this Agreement, the Confidentiality Agreement, the Plan of Merger, the Seller Option Agreement, the Shareholders Agreement, and each other agreement, document or instrument executed in connection herewith or therewith.

     "TRANSFERRED EMPLOYEE" shall have the meaning ascribed thereto in Section 5.13(a) hereof.

     "TRUST ACCOUNT SHARES" shall have the meaning ascribed thereto in Section
3.12 hereof.

                                   ARTICLE II

                                   THE MERGER
                                   ----------

     Subject to the terms and conditions of this Agreement and the Plan of Merger, the Merger Subsidiary will merge with and into the Seller (the "MERGER"), with the Seller being the surviving corporation, pursuant to the provisions of, and with the effect provided in, the MBCL. The Plan of

Merger provides for the terms and conditions of the Merger, including but not limited to the conversion and exchange of Seller Common Stock for Buyer Common Stock, all of which are incorporated herein and made a part of this Agreement by reference whether or not the Plan of Merger is executed on or subsequent to the date hereof.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER
                   -------------------------------------------

     The Buyer hereby represents and warrants to the Seller as follows:

     3.01 Corporate Organization.
          ----------------------

          (a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts. The Buyer has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Buyer is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in, with respect to the Buyer, a Material Adverse Effect. The Buyer is a bank holding company registered with the Federal Reserve Board under the BHCA.

          (b) Except as set forth in Section 3.01 of the disclosure schedule which is being delivered to the Seller together herewith (the "BUYER DISCLOSURE SCHEDULE"), the Buyer has no subsidiaries and no Equity Investments (other than its investments in such subsidiaries).

          (c) Each Significant Subsidiary of the Buyer is duly organized, validly existing and in corporate good standing under the laws of the jurisdiction of its incorporation. Each Significant Subsidiary of the Buyer has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each Significant Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would neither individually nor in the aggregate result in any Material Adverse Effect on the Buyer or such Significant Subsidiary.

     3.02 Capitalization.
          --------------

          (a) The authorized capital stock of the Buyer consists of 30,000,000 shares of common stock, par value $0.625 per share ("BUYER COMMON STOCK"), and 4,000,000 shares of preferred stock, par value $1.00 per share ("BUYER PREFERRED STOCK"). As of the close of business on July 31, 1996, there were 17,901,990 shares of Buyer Common Stock and no shares of Buyer Preferred Stock issued and outstanding. In addition, as of the close of business on July 31, 1996, there were 1,367,440 shares of Buyer Common Stock reserved for issuance upon exercise of outstanding stock options. All issued and outstanding shares of Buyer Common Stock and Buyer Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for rights issuable in accordance with the Buyer Rights Agreement upon the issuance of Buyer Common Stock as permitted under this Agreement or as referred to in this Section 3.02 or reflected in
     Section 3.02(a) of the Buyer Disclosure Schedule, the Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Buyer to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Buyer Common Stock or Buyer Preferred Stock or any other equity security of the Buyer or any subsidiary of the Buyer or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Buyer Common Stock or Buyer Preferred Stock or any other equity security of the Buyer or any subsidiary of the Buyer or obligating the Buyer to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or agreements. As of the date hereof there are no outstanding contractual obligations of the Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of the Buyer or any subsidiary of the Buyer.

          (b) Section 3.02(b) of the Buyer Disclosure Schedule lists each of the Significant Subsidiaries of the Buyer on the date of this Agreement and indicates for each such subsidiary as of such date: (i) the percentage and type of equity securities owned or controlled by the Buyer; (ii) the jurisdiction of incorporation; and (iii) if the subsidiary is a depository institution, whether it is a member of the Federal Reserve System. Each of the subsidiaries of the Buyer that is a depository institution is an "insured depository institution" as defined in the FDIA and applicable regulations thereunder, and the deposits of each such depository institution are insured by the Bank Insurance Fund of the FDIC in accordance with the FDIA, and each such depository institution has paid all assessments and filed all reports required by the FDIA. As of the date hereof, no proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Buyer, threatened. No subsidiary of the Buyer has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for a subsidiary of the Buyer to issue deliver or sell, or cause to be issued, delivered or sold any equity security of the Buyer or of any subsidiary of the Buyer or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating a subsidiary of the Buyer to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof, there are no outstanding contractual obligations of any subsidiary of the Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of the Buyer or any subsidiary of the Buyer. Except as may be provided under applicable law in the case of any subsidiary of the Buyer that is a bank, all of the shares of capital stock of each of the subsidiaries of the Buyer held by the Buyer are fully paid and nonassessable and, except for directors' qualifying shares, are owned by the Buyer free and clear of any claim, lien, encumbrance or agreement with respect thereto.

     3.03 Authority; No Violation.
          -----------------------

          (a) The Buyer has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated thereby. The Merger Subsidiary has or will have prior to the Closing Date all requisite corporate power and authority to execute and deliver the Plan of Merger and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of the Buyer. The execution and delivery of the Plan of Merger and the consummation of the transactions contemplated thereby have been or will be prior to the Closing Date duly and validly approved by the Buyer, as sole stockholder of the Merger Subsidiary, and by the Board of Directors of the Merger Subsidiary. The Board of Directors of the Buyer has directed that this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby be submitted to the stockholders of the Buyer for approval at a meeting of such stockholders, and except for the adoption of this

     Agreement and the Plan of Merger by the Buyer's stockholders, no other corporate proceedings on the part of the Buyer are necessary to consummate any of the transactions so contemplated by the Transaction Documents. This Agreement and the Seller Option Agreement have been, and the Plan of Merger and the other Transaction Documents to be executed by the Buyer will be, duly and validly executed and delivered by the Buyer and (assuming due authorization, execution and delivery by the Seller) constitute (or, in the case of the Plan of Merger or such other Transaction Documents, will constitute at Closing) the valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

          (b) Neither the execution and delivery of any of the Transaction Documents by the Buyer nor the consummation by the Buyer of the transactions contemplated thereby, nor compliance by the Buyer with any of the terms or provisions thereof, will (i) assuming that the consents and approvals referred to in Section 3.04 hereof are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Buyer or any of its subsidiaries or any of their respective properties or assets, or (ii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of the Buyer or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the Articles of Organization or other charter document of like nature or By-Laws of the Buyer, or such subsidiary, as the case may be, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Buyer or any of its subsidiaries is a party as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B) above, for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not result, with respect to the Buyer or any Significant Subsidiary of the Buyer, in a Material Adverse Effect.

     3.04 CONSENTS AND APPROVALS. Except for consents, waivers or approvals of, or filings or registrations with, the Federal Reserve Board, the Board of Bank Incorporation of The Commonwealth of Massachusetts (the "MASSACHUSETTS BOARD"), the Securities and Exchange Commission (the "SEC"), the Secretary of State of The Commonwealth of Massachusetts, NASDAQ, certain state "Blue Sky" or securities commissioners, the DOJ and the stockholders of the Seller, no consents, waivers or approvals of or filings or registrations with any public body or authority are necessary, and no consents or approvals of any third parties (which term does not include the Board of Directors of the Buyer or the Merger Subsidiary) are necessary, in connection with (a) the execution and delivery by the Buyer of the Transaction Documents to which it is a party, (b) the execution and delivery by the Merger Subsidiary of the Plan of Merger, or
(c) the consummation by the Buyer or the Merger Subsidiary, as the case may be, of the transactions contemplated by the Transaction Documents. The affirmative vote of holders of a majority of the outstanding shares of Buyer Common Stock who are present and voting at a meeting called for such purpose is the only vote of the holders of any class or series of capital stock or other securities of the Buyer necessary to approve of the Transaction Documents and the transactions contemplated thereby. Other than as publicly disclosed, the Buyer has no knowledge of any fact or circumstance relating to the Buyer or its subsidiaries that is reasonably likely to materially impede or delay receipt of any Consents of regulatory or governmental authorities or result in the imposition of a restriction or condition of the type referenced in Section 6.02(g) herein.

     3.05 FINANCIAL STATEMENTS. The Buyer has made available to the Seller copies of (a) the consolidated balance sheets of the Buyer and its subsidiaries as of December 31 for the fiscal years 1993 through 1995, inclusive, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years 1993 through 1995, inclusive, as reported in the Annual Reports of the Buyer on Form 10-K for each of the three (3) fiscal years ended December 31, 1993 through December 31, 1995 which were filed with the SEC under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), in each case accompanied by the audit report of Arthur Andersen LLP, independent accountants for the Buyer, and (b) the unaudited consolidated balance sheets of the Buyer and its subsidiaries as of June 30, 1996 and June 30, 1995, the related unaudited consolidated statements of income and changes in stockholders' equity for the six (6) months ended June 30, 1996 and June 30, 1995 and the related unaudited consolidated statements of cash flows for the six (6) months ended June 30, 1996 and June 30, 1995, all as reported in the Buyer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the SEC under the Exchange Act. The December 31, 1995 consolidated balance sheet (the "BUYER BALANCE SHEET") of the Buyer (including the related notes, where applicable) and the other financial statements referred to herein (including the related notes, where applicable) fairly present, and the financial statements to be included in any reports or statements (including reports on Forms 10-Q and 10-K) to be filed by the Buyer with the SEC after the date hereof will fairly present, the consolidated financial position and results of the consolidated operations and cash flows and changes in stockholders' equity of the Buyer and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). The books and records of the Buyer and its subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements.

     3.06 ABSENCE OF UNDISCLOSED LIABILITIES. None of the Buyer or any of its subsidiaries has any obligation or liability (contingent or otherwise) that is material on a consolidated basis to the Buyer, or that when combined with all similar obligations or liabilities would be material on a consolidated basis to the Buyer or any of its Significant Subsidiaries, except as disclosed or reflected in the Buyer Balance Sheet or any of the other financial statements of the Buyer described in Section 3.05 above.

     3.07 BROKER'S FEES. Neither the Buyer nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for the fees incurred in connection with the engagement of Fox-Pitt, Kelton Inc. and for legal, accounting and other professional fees payable in connection with the Merger. The Buyer will be responsible for the payment of all such fees.

     3.08 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Buyer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 or in any Current Reports of the Buyer on Form 8-K filed prior to the date of this Agreement, since December 31, 1995, the Buyer and its subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change in the business, assets, financial condition or results of operations of the Buyer or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Buyer or any Significant Subsidiary of the Buyer.

     3.09 LEGAL PROCEEDINGS. There is no suit, action or proceeding pending or, to the best knowledge of the Buyer, threatened, against the Buyer or any subsidiary of the Buyer or challenging the validity or propriety of the transactions contemplated by this Agreement or the Plan of Merger, as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Buyer or any Significant Subsidiary of the Buyer or otherwise materially adversely affect the Buyer's ability to perform its obligations under this Agreement, nor is there any judgment, decree, injunction, rule or order of any legal or administrative body or arbitrator outstanding against the Buyer or any subsidiary of the Buyer having, or which insofar as reasonably can be foreseen, in the future could have, any such effect.

     3.10 REPORTS. Since January 1, 1993, the Buyer and its subsidiaries have filed, and subsequent to the date hereof will file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (a) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (and all such reports, registrations and statements have been or will be delivered by the Buyer to the Seller), (b) the Federal Reserve Board, (c) the FDIC, and (d) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports and statements are collectively referred to herein as the "BUYER REPORTS"). As of their respective dates, the Buyer Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.11 BUYER COMMON STOCK. Buyer Common Stock to be issued pursuant to the Plan of Merger is duly authorized and, when issued at the Effective Time, will be validly issued, fully paid and nonassessable and not subject to preemptive rights, with no personal liability attaching thereto.

     3.12 OWNERSHIP OF SELLER COMMON STOCK. Neither the Buyer nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act) (a) beneficially own, directly or indirectly, or (b) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Seller, which in the aggregate represent five percent (5%) or more of the outstanding shares of capital stock of the Seller entitled to vote generally in the election of directors (other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties (any such shares, "TRUST ACCOUNT SHARES")).

     3.13 Taxes and Tax Returns.
          ---------------------

          (a) Except where the failure to do so would not have a Material Adverse Effect, the Buyer and each of its subsidiaries (referred to for purposes of this Section 3.13, collectively, as the "BUYER COMPANIES") have, since December 31 1989, timely filed in correct form all Filed Tax Returns.

          (b) The Buyer Companies have paid all Taxes shown as being due on the Filed Tax Returns.

          (c) No assessment that has not been settled or otherwise resolved has been made with respect to Taxes not shown on the Filed Tax Returns, other than such additional Taxes as are being contested in good faith and which if determined adversely to the Buyer

     Companies would not have a Material Adverse Effect. No deficiency in Taxes or other proposed adjustment that has not been settled or otherwise resolved has been asserted in writing by any taxing authority against any of the Buyer Companies, which if determined adversely to the Buyer Companies would have a Material Adverse Effect. No material Tax Return of any of the Buyer Companies is now under examination by any applicable taxing authority. There are no material liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of any Buyer Company.

          (d) Adequate provision has been made on the Buyer Balance Sheet for all Taxes of the Buyer Companies in respect of all periods through the date hereof.

          (e) Except with respect to intra-Buyer Company agreements made or required under the federal consolidated tax return regulations, none of the Buyer Companies is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any person or entity or has any current or potential contractual obligation to indemnify any other person or entity with respect to Taxes.

          (f) None of the Buyer Companies has filed or been included in a combined, consolidated or unitary income Tax Return (including any consolidated federal income Tax Return) other than one of which one of the Buyer Companies was the parent.

          (g) None of the Buyer Companies has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will not be deductible under Code Section 280G.

     3.14 Employees.
          ---------

          (a) The current value of the assets of each of the "employee pension benefit plans", as such term is defined in Section 3 of ERISA, which is maintained or contributed to by the Buyer (each a "BUYER PENSION PLAN"), and which is subject to Title IV of ERISA, exceeds that plan's "Benefit Liabilities" as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if that plan terminated in accordance with all applicable legal requirements.

          (b) To the best knowledge of the Buyer, each of the Buyer Pension Plans and each of the "employee welfare benefit plans" (the "BUYER BENEFIT PLANS"), as such term is defined in Section 3 of ERISA, which is maintained or contributed to by the Buyer, has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable laws, except to the extent that non-compliance would not have a Material Adverse Effect on the Buyer, taken as a whole.

          (c) To the best knowledge of the Buyer, there has been no reportable event within the meaning of Section 4043(b) of ERISA or any waived funding deficiency within the meaning of Section 412(d)(3) (or any predecessor section) of the Code with respect to any Buyer Pension Plan.

          (d) To the best knowledge of the Buyer, each of the Buyer Pension Plans which is intended to be a qualified plan within the meaning of
     Section 401(a) of the Code is so qualified, and the Buyer is not aware of any fact or circumstance which would adversely affect the qualified status of any such plan.

     3.15 AGREEMENTS WITH BANKING AUTHORITIES. Neither the Buyer nor any of its subsidiaries is a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding or order to cease and desist with any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness or such entity's ability to perform its obligations hereunder, and neither the Buyer nor any of its subsidiaries has received written notification from any such federal or state governmental entity that any such Person may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order.

     3.16 COMPLIANCE WITH APPLICABLE LAW. Each of the Buyer and each Significant Subsidiary thereof holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and each of the Buyer and each Significant Subsidiary thereof has complied with and is not in violation of or default in any respect under any, applicable law, statute, order, rule, regulation or policy of, or agreement with, any federal, state or local governmental agency or authority relating to the Buyer or such Significant Subsidiary (other than where such default or noncompliance will not result in, or create the possibility of resulting in, a material limitation on the conduct of the business of the Buyer, will not cause, or create the possibility of causing, the Buyer or any Significant Subsidiary thereof to incur any financial penalty in excess of $20,000 (including but not limited to any civil money penalty or other monetary sanction under Section 8(i)(2) of the FDIA, 12 U.S.C. [Section]1818(i)(2), or under any applicable state law ("CMPs")), and will not otherwise result, or create the possibility of resulting in any Material Adverse Effect on the Buyer or any Significant Subsidiary of the Buyer), and neither the Buyer nor any Significant Subsidiary of the Buyer has received any notice of any violation of any such law, statute, order, rule, regulation, policy or agreement, or the commencement of any proceeding in connection with any such violation (including but not limited to any hearing or investigation relating to the imposition or contemplated imposition of CMPs), and does not know of any violation of, any such law, statute, order, rule, regulation, policy or agreement which would have such a result.

     3.17 CAPITALIZATION. As of the date hereof, without giving effect to the transactions contemplated hereby, the subsidiaries of the Buyer which are "insured depository institutions" (a) are "well capitalized", as defined in the FDIA, and (b) meet all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over such Persons. No such regulator has indicated that it will condition any of the regulatory approvals upon an increase in any such Person's capital or compliance with any special capital requirement, standard or ratio.

     3.18 CRA RATING. Each subsidiary of the Buyer which is an "insured depository institution" was rated "Satisfactory" or better following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither the Buyer nor any of such subsidiaries has received any notice of and none of such Persons has any knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

     3.19 BUYER INFORMATION. The information relating to the Buyer and its subsidiaries to be contained in the Joint Proxy Statement and the S-4, as described in Section 5.04 hereof, and any other documents filed with the SEC or any regulatory agency in connection herewith, to the extent such information is provided in writing by the Buyer, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading.

     3.20 DISCLOSURE. No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to the Buyer Disclosure Schedule, furnished to the Seller pursuant to the provisions hereof, to the best knowledge of the Buyer, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading. To the best knowledge of the Buyer, all information material to the Merger and the transactions contemplated by this Agreement, or which is necessary to make the representations and warranties herein contained not misleading, has been disclosed in writing to the Seller.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER
                  --------------------------------------------

     The Seller hereby represents and warrants to the Buyer as follows:

     4.01 Corporate Organization.
          ----------------------

          (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts. The Seller has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Seller is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in, with respect to the Seller, any Material Adverse Effect. The Seller is a bank holding company registered with the Federal Reserve Board under the BHCA.

          (b) Except as set forth in Section 4.01 of the disclosure schedule delivered to the Buyer together herewith (the "SELLER DISCLOSURE SCHEDULE"), the Seller has no subsidiaries and no Equity Investments (other than its investments in such subsidiaries).

          (c) Each Significant Subsidiary of the Seller is duly organized, validly existing and in corporate good standing under the laws of the jurisdiction of its incorporation. Each Significant Subsidiary of the Seller has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each Significant Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would, neither individually nor in the aggregate, result in any Material Adverse Effect on the Seller or such Significant Subsidiary.

          (d) The minute books of the Seller contain complete and accurate records of all meetings and other corporate actions authorized at such meetings held or taken since January 1, 1993 to date of its stockholders and Board of Directors.

     4.02 Capitalization.
          --------------

          (a) The authorized capital stock of the Seller consists of 10,000,000 shares of common stock, par value $1.00 per share ("SELLER COMMON STOCK"). As of the close of business on August 28, 1996, there were 5,109,892 shares of Seller Common Stock issued and outstanding. In addition, as of the close of business on August 28, 1996, there were 468,934 shares of Seller Common Stock reserved for issuance upon the exercise of outstanding stock options and incentive plans and 219,006 shares of Seller Common Stock reserved for issuance under the 1993 Employee Stock Purchase Plan. All issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to in this Section 4.02, the Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Seller to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Seller Common Stock or any other equity security of the Seller or any subsidiary of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Seller Common Stock or any other equity security of the Seller or any subsidiary of the Seller or obligating the Seller to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or agreements. As of the date hereof, there are no outstanding contractual obligations of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of the Seller or any subsidiary of the Seller. In addition, Section 4.02(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, the number of shares of Seller Common Stock subject to outstanding stock options, the various dates on which such options were granted, the various exercise prices for such options, the number of shares for which such options are presently vested and the vesting schedule for the remaining balance of shares for which such options are not presently vested.

          (b) Section 4.02(b) of the Seller Disclosure Schedule lists each of the Significant Subsidiaries of the Seller as of the date of this Agreement and indicates for each such subsidiary as of such date: (i) the percentage and type of equity securities owned or controlled by the Seller; (ii) the jurisdiction of incorporation; and (iii) if the subsidiary is a depository institution, whether it is a member of the Federal Reserve System. Each of the subsidiaries of the Seller that is a depository institution is an "insured depository institution" as defined in the FDIA and applicable regulations thereunder, and the deposits of each such depository institution are insured by the Bank Insurance Fund of the FDIC in accordance with the FDIA. Further, The Share Insurance Fund of the Co-operative Central Bank insures deposits of The Co-operative Bank of Concord, and the Deposit Insurance Fund of the Mutual Savings Central Fund, Inc. of Massachusetts insures the deposits of The Braintree Savings Bank in each case in excess of the FDIC's insurance limits. Each such depository institution has paid all assessments and filed all reports required by the FDIA, the Deposit Insurance Fund and the Share Insurance Fund. As of the date hereof no proceedings for the revocation or termination of such deposit insurance are pending or to the knowledge of the Seller, threatened. No subsidiary of the Seller has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for a subsidiary of the Seller to issue, deliver or sell, or cause to be issued, delivered or sold, any equity security of the Seller or of any subsidiary of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating a subsidiary of the Seller to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof, there are no outstanding contractual obligations of any subsidiary of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of the Seller or any subsidiary of the Seller. Except as may be provided under applicable law in the case of any subsidiary of the Seller that is a bank, all of the shares of capital stock of each of the subsidiaries held by the Seller are fully paid and nonassessable and, except for directors' qualifying shares, are owned by the Seller free and clear of any claim, lien, encumbrance or agreement with respect thereto.

     4.03 Authority; No Violation.
          -----------------------

          (a) The Seller has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of the Seller. The Board of Directors of the Seller has directed that this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby be submitted to the stockholders of the Seller for approval at a meeting of such stockholders and, except for the adoption of this Agreement and the Plan of Merger by its stockholders, no other corporate proceedings on the part of the Seller are necessary to consummate any of the transactions so contemplated by the Transaction Documents. This Agreement and the Seller Option Agreement have been, and the Plan of Merger and the other Transaction Documents to be executed by the Seller will be, prior to the Closing Date, duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery by the Buyer and, with respect to the Plan of Merger, the Merger Subsidiary) constitute (or, in the case of the Plan of Merger or such other Transaction Documents, will constitute at Closing) the valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

          (b) Neither the execution and delivery of any of the Transaction Documents by the Seller, nor the consummation by the Seller of the transactions contemplated thereby, nor compliance by the Seller with any of the terms or provisions thereof, will (i) assuming that the consents and approvals referred to in Section 4.04 are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Seller or any of its subsidiaries or any of their respective properties or assets, or (ii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of the Seller or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the Articles of Organization or other charter document of like nature or By-Laws of the Seller or such subsidiary, as the case may be, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller or any of its subsidiaries is a party as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B) above, for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not result, with respect to the Seller or any Significant Subsidiary of the Seller, in any Material Adverse Effect.

     4.04 CONSENTS AND APPROVALS. Except for consents, waivers or approvals of, or filings or registrations with, the Federal Reserve Board, the Massachusetts Board, the SEC, the Secretary of State of The Commonwealth of Massachusetts, NASDAQ, certain state "Blue Sky" or securities commissioners, the DOJ and the stockholders of the Seller, no consents, waivers or approvals of or filings or registrations with any public body or authority are necessary, and no consents or approvals of any third parties (which term does not include the Board of Directors of the Seller or any subsidiary of the Seller) are necessary, in connection with (a) the execution and delivery by the Seller of the Transaction Documents to which it is a party or (b) the consummation by the Seller of the transactions contemplated by such agreements. The affirmative vote of holders of two-thirds of the outstanding shares of Seller Common Stock is the only vote of the holders of any class or series of capital stock or other securities of the Seller necessary to approve of the Transaction Documents and the transactions contemplated thereby.

     4.05 FINANCIAL STATEMENTS. The Seller has made available to the Buyer copies of (a) the consolidated balance sheets of the Seller and its subsidiaries as of December 31, 1995 and the consolidated balance sheets of each of The Braintree Savings Bank and The Co-operative Bank of Concord for the fiscal years 1993 through 1995, inclusive, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal years 1993 through 1995, inclusive, as reported in the Seller's Annual Reports on Form 10-K or such Significant Subsidiaries' Annual Reports on Form F-2 for each of the three (3) fiscal years ended December 31, 1993 through December 31, 1995 which were filed with the SEC or the FDIC (as applicable) under the Exchange Act, in each case accompanied by the audit report of Arthur Andersen LLP or such other independent accountants for such Significant Subsidiaries, and (b) the unaudited consolidated balance sheets of the Seller and its subsidiaries as of June 30, 1996 and June 30, 1995, the related unaudited consolidated statements of operations and changes in stockholders' equity for the six (6) months ended June 30, 1996 and June 30, 1995 and the related unaudited consolidated statements of cash flows for the six (6) months ended June 30, 1996 and June 30, 1995, all as reported in the Seller's Quarterly Report on Form 10-Q for the six
(6) months ended June 30, 1996 filed with the SEC under the Exchange Act. The December 31, 1995 consolidated balance sheet (the "SELLER BALANCE SHEET") of the Seller (including the related notes, where applicable) and the other financial statements referred to herein (including the related notes, where applicable) fairly present, and the financial statements to be included in any reports or statements (including reports on Forms 10-Q and 10-K) to be filed by the Seller with the SEC after the date hereof will fairly present, the consolidated financial position and results of the consolidated operations and cash flows and changes in shareholders' equity of the Seller and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). The books and records of the Seller and its subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements.

     4.06 ABSENCE OF UNDISCLOSED LIABILITIES. None of the Seller or any of its subsidiaries has any obligation or liability (contingent or otherwise) that is material on a consolidated basis to the Seller, or that when combined with all similar obligations or liabilities would be material on a consolidated basis to the Seller or any of its Significant Subsidiaries, except as disclosed or reflected in the Seller Balance Sheet or any of the other financial statements described in Section 4.05 above.

     4.07 BROKER'S FEES. Neither the Seller nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for the fees incurred in connection with the engagement of PaineWebber and except for legal, accounting and other professional fees payable in connection with the Merger. The Seller will be responsible for the payment of all such fees.

     4.08 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Seller's Quarterly Report on Form 10-Q for the six (6) months ended June 30, 1996 or in any Current Reports of the Seller on Form 8-K filed prior to the date of this Agreement, since December 31, 1995, the Seller and its subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change in the business, assets, financial condition or results of operations of the Seller or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Seller or any Significant Subsidiary of the Seller.

     4.09 LEGAL PROCEEDINGS. There is no suit, action or proceeding pending or, to the best knowledge of the Seller, threatened, against the Seller or any subsidiary of the Seller or challenging the validity or propriety of the transactions contemplated by this Agreement or the Plan of Merger, as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Seller or any Significant Subsidiary of the Seller or otherwise materially adversely affect the Seller's ability to perform its obligations under this Agreement, nor is there any judgment, decree, injunction, rule or order of any legal or administrative body or arbitrator outstanding against the Seller or any subsidiary of the Seller having, or which insofar as reasonably can be foreseen, in the future could have, any such effect.

     4.10 Taxes and Tax Returns.
          ---------------------

          (a) Except where the failure to do so would not have a Material Adverse Effect, the Seller and each of its subsidiaries (referred to for purposes of this Section 4.10, collectively, as the "SELLER COMPANIES") have, since December 31, 1989, timely filed in correct form all Filed Tax Returns.

          (b) The Seller Companies have paid all Taxes shown as being due on the Filed Tax Returns.

          (c) No assessment that has not been settled or otherwise resolved has been made with respect to Taxes not shown on the Filed Tax Returns, other than such additional Taxes as are being contested in good faith and which if determined adversely to the Seller Companies would not have a Material Adverse Effect. No deficiency in Taxes or other proposed adjustment that has not been settled or otherwise resolved has been asserted in writing by any taxing authority against any of the Seller Companies, which if determined adversely to the Seller Companies would have a Material Adverse Effect. No material Tax Return of any of the Seller Companies is now under examination by any applicable taxing authority. There are no material liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of any Seller Company.

          (d) Adequate provision has been made on the Seller Balance Sheet for all Taxes of the Seller Companies in respect of all periods through the date hereof.

          (e) Except with respect to intra-Seller Company agreements made or required under the federal consolidated tax return regulations, none of the Seller Companies is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any person or entity or has any current or potential contractual obligation to indemnify any other person or entity with respect to Taxes.

          (f) None of the Seller Companies has filed or been included in a combined, consolidated or unitary income Tax Return (including any consolidated federal income Tax Return) other than one of which one of the Seller Companies was the parent.

          (g) None of the Seller Companies has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will not be deductible under Code Section 280G.

     4.11 Employees.
          ---------

          (a) Except as set forth in Section 4.11(a) of the Seller Disclosure Schedule, neither the Seller nor any of its subsidiaries maintains or contributes to any "employee pension benefit plan", as such term is defined in Section 3 of ERISA (the "SELLER PENSION PLANS"), "employee welfare benefit plan", as such term is defined in Section 3 of ERISA (the "SELLER BENEFIT PLANS"), stock option plan, stock purchase plan, deferred compensation plan, other employee benefit plan for employees of the Seller or any subsidiary thereof, or any other plan, program or arrangement of the same or similar nature that provides benefits to non-employee directors of the Seller or any subsidiary thereof (collectively, the "SELLER OTHER PLANS").

          (b) The Seller shall have delivered to the Buyer within five (5) business days after the delivery of the Seller Disclosure Schedule a complete and accurate copy of each of the following with respect to each of the Seller Pension Plans, the Seller Benefit Plans and the Seller Other
     Plans: (i) plan document; (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter, if any; (iv) most recent actuarial report, if any; and (v) most recent annual report on Form 5500.

          (c) The value of the assets of each of the Seller Pension Plans subject to Title IV of ERISA will exceed as of the Effective Time that plan's "Benefit Liabilities" as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if that plan terminated in accordance with all applicable legal requirements and, as of the date hereof, none of such plans are underfunded by any material amounts.

          (d) To the best knowledge of the Seller, each of the Seller Pension Plans and each of the Seller Benefit Plans has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable laws, except to the extent that non-compliance would not have a Material Adverse Effect on the Seller, taken as a whole.

          (e) To the best knowledge of the Seller, there has been no reportable event within the meaning of Section 4043(b) of ERISA or any waived funding deficiency within the meaning of Section 412(d)(3) (or any predecessor section) of the Code with respect to any Seller Pension Plan.

          (f) The Seller and its subsidiaries have made or provided for all contributions to the Seller Pension Plans required thereunder.

          (g) Other than the contributions to the defined benefit plans maintained by the Co-operative Banks Employees Retirement Association and/or the Savings Banks Employees Retirement Association, neither the Seller nor any of its subsidiaries contributes or has contributed to any multiple employer pension plan or to any "Multiemployer Plan," as such term is defined in Section 3(37) of ERISA.

          (h) To the best knowledge of the Seller, each of the Seller Pension Plans which is intended to be a qualified plan within the meaning of
     Section 401(a) of the Code is so qualified, and the Seller is not aware of any fact or circumstance which would adversely affect the qualified status of any such plan.

          (i) Except as set forth in Section 4.11(i) of the Seller Disclosure Schedule, neither the Seller nor any of its subsidiaries is party to or maintains any contract or other arrangement with any employee or group of employees, providing severance payments, stock or stock-equivalent payments or post-employment benefits of any kind or providing that any otherwise disclosed plan, program or arrangement will irrevocably continue, with respect to any or all of its participants, for any period of time.

     4.12 AGREEMENTS WITH BANKING AUTHORITIES. Neither the Seller nor any of its subsidiaries is a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding or order to cease and desist with any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness or such entity's ability to perform its obligations hereunder, and neither the Seller nor any of its subsidiaries has received written notification from any such federal or state governmental entity that any such Person may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order.

     4.13 MATERIAL AGREEMENTS. Except as set forth in any of the Seller Disclosure Schedules or the index of exhibits in the Seller's Annual Report on Form 10-K for the year ended December 31, 1995, as of the date of this Agreement, except for this Agreement and the other Transaction Documents, neither the Seller nor any of its subsidiaries is a party to or is bound by (a) any agreement, arrangement, or commitment that is material to the financial condition, results of operations or business of the Seller or any Significant Subsidiary of the Seller, except those entered into in the ordinary course of business; (b) any written (or oral, if material) agreement, arrangement, or commitment relating to the employment of any person or the election or retention in office or severance of any present or former director or officer of the Seller or any of its subsidiaries; (c) any contract, agreement, or understanding with any labor union; (d) any agreement by and among the Seller, its subsidiaries and/or any Affiliate thereof; or (e) any contract or agreement or amendment thereto that would be required to be filed as an Exhibit to a Form 10-K filed by the Seller as of the date hereof that has not been filed as an Exhibit to the Form 10-K filed by it for 1995.

     4.14 OWNERSHIP OF PROPERTY. Section 4.14 of the Seller Disclosure Schedule sets forth a true and complete list of all real property owned, leased or operated by the Seller or its subsidiaries (including all of the branches of the Seller's two subsidiary banks and all of the Seller's properties acquired by foreclosure proceedings in the ordinary course of business but excluding any specific listing of any real property carried at nominal value, for which only a generic description will be included on such schedule) as of the date hereof. The Seller directly or indirectly through its subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including, without limitation, the capital stock of its subsidiaries and all other assets and properties reflected in its consolidated balance sheet as of June 30, 1996, or acquired subsequent thereto subject to no encumbrances, liens, mortgages, security interests or pledges, except (a) those items that secure liabilities that are reflected in said balance sheet or the notes thereto or incurred in the ordinary course of business after the date of such balance sheet and not otherwise prohibited by the terms hereof, (b) dispositions for adequate consideration in the ordinary course of business or as expressly permitted by the terms hereof, (c) statutory liens for amounts not yet delinquent or which are being contested in good faith, (d) those items that secure public or statutory obligations or any discount with, borrowing from, or other obligations to, any Federal Reserve Bank or Federal Home Loan Bank, inter-bank credit facilities, or any transaction by a subsidiary acting in a fiduciary capacity, and (e) such encumbrances, liens, mortgages, security interests, and pledges that are not material in character, amount or extent. Neither the Seller nor any of its subsidiaries has received any notice of violation of any applicable zoning or environmental regulation, ordinance or other law, order, regulation, or requirement relating to its properties, except as set forth in Section 4.14 of the Seller Disclosure Schedule. The Seller and its subsidiaries as lessees have the right under valid and existing leases to occupy, use, possess and control all property leased by the Seller and its subsidiaries as presently occupied, used, possessed and controlled by the Seller and its subsidiaries. Neither the Seller nor any of its subsidiaries is in default, and there has not occurred any event that with the lapse of time or giving of notice or both would constitute a default, under any leases pursuant to which the Seller or any of its subsidiaries leases any real property, except for such defaults which, individually or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by any such lease or would not result in a material liability to the Seller or any Significant Subsidiary of the Seller which is not reflected on the consolidated balance sheet of the Seller dated as of June 30, 1996. All such leases


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

constitute legal, valid and binding obligations of the Seller or its subsidiaries and, to the knowledge of the Seller, the other party thereto, enforceable by the Seller or such subsidiary in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies. Section 4.14 of the Seller Disclosure Schedule sets forth the expiration date and renewal terms of each such lease. Neither the Seller nor any of its subsidiaries has received notice of, or made a claim with respect to, any breach or default under any leases pursuant to which the Seller or any of its subsidiaries lease any real property.

     4.15 REPORTS. Since January 1, 1993, the Seller and its subsidiaries have filed, and subsequent to the date hereof will file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (a) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (and all such reports, registrations and statements have been or will be delivered by the Seller to the Buyer), (b) the Federal Reserve Board, (c) the FDIC, and (d) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports and statements are collectively referred to herein as the "SELLER REPORTS"). As of their respective dates, the Seller Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.16 COMPLIANCE WITH APPLICABLE LAW. Each of the Seller and each Significant Subsidiary thereof holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and each of the Seller and each Significant Subsidiary thereof has complied with and is not in violation of or default in any respect under any, applicable law, statute, order, rule, regulation or policy of, or agreement with, any federal, state or local governmental agency or authority relating to the Seller or such Significant Subsidiary (other than where such default or noncompliance will not result in, or create the possibility of resulting in, a material limitation on the conduct of the business of the Seller, will not cause, or create the possibility of causing, the Seller or any Significant Subsidiary thereof to incur any financial penalty in excess of $20,000 (including but not limited to any civil money penalty or other monetary sanction under Section 8(i)(2) of the FDIA, 12 U.S.C. [Section]1818(i)(2), or under any applicable state law ("CMPs")), and will not otherwise result, or create the possibility of resulting in any Material Adverse Effect on the Seller or any Significant Subsidiary of the Seller), and neither the Seller nor any Significant Subsidiary of the Seller has received any notice of any violation of any such law, statute, order, rule, regulation, policy or agreement, or the commencement of any proceeding in connection with any such violation (including but not limited to any hearing or investigation relating to the imposition or contemplated imposition of CMPs), and does not know of any violation of, any such law, statute, order, rule, regulation, policy or agreement which would have such a result.

     4.17 Environmental Matters.
          ---------------------

          (a) Except as set forth in Section 4.17(a) of the Seller Disclosure Schedule, the Seller, each of its Significant Subsidiaries and the Participation Facilities (as such term is hereinafter defined) are and have been in material compliance with all applicable laws,

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     rules, regulations, standards and requirements of the EPA and of state and local agencies with jurisdiction over pollution or protection of the environment.

          (b) Except as set forth in Section 4.17(b) of the Seller Disclosure Schedule, there is no suit, claim, action or proceeding now pending or, to the best knowledge of the Seller, threatened, before any court, governmental agency or board or other forum in which the Seller, any of its Significant Subsidiaries or any Participation Facility has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor), with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as hereinafter defined) whether or not occurring at or on a site owned, leased or operated by the Seller, any of its Significant Subsidiaries or any Participation Facility.

          (c) Except as set forth in Section 4.17(c) of the Seller Disclosure Schedule, to the best knowledge of the Seller, there is no suit, claim, action or proceeding pending, or threatened, before any court, governmental agency or board or other forum in which any Loan Property has been or, with respect to threatened proceedings, may be, named as a defendant or involved
     (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material whether or not occurring at or on a site owned, leased, operated or involving a Loan Property.

          (d) Except as set forth in Sections 4.17(a), (b) and (c) of the Seller Disclosure Schedule, to the best knowledge of the Seller's management, there is no reasonable basis for any suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 4.17.

          (e) Except as set forth in Section 4.17(e) of the Seller Disclosure Schedule, during and, to the best knowledge of the Seller, prior to the period of (i) the ownership or operation by the Seller or any of its Significant Subsidiaries of any of their current properties, or (ii) the participation by the Seller or any of its Significant Subsidiaries in the management of any Participation Facility, there has been no release of Hazardous Material in, on, under or affecting such properties, that would subject the Seller or such Significant Subsidiary to any liability which would result in a Material Adverse Effect with respect to the Seller or such Significant Subsidiary. Except as set forth in Section 4.17(e) of the Seller Disclosure Schedule, to the best knowledge of the Seller, none of the branch offices of any subsidiary or any other real property owned, operated or leased by the Seller was at any time the site of any gas station, manufacturing plant or industrial business or activity or was at any time a site on which any Hazardous Material, was stored, produced or otherwise located.

          (f) The Seller and its Significant Subsidiaries have asked for representations from borrowers and/or have conducted due diligence with respect to each of the Loan Properties in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Loan Property was granted as security, and in the course thereof, or subsequent thereto, nothing has come to the attention of the Seller or any of its Significant Subsidiaries which could be reasonably likely to prevent the Seller or such Significant Subsidiary from exercising its right to foreclose on its security interest therein.

          (g) None of the disclosures set forth in Section 4.17 of the Seller Disclosure Schedule is reasonably likely to result in the closure of any of the branch offices of any of the Significant Subsidiaries of the Seller or in a Material Adverse Effect with respect to the Seller or any Significant Subsidiary.

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

          (h) The transactions contemplated herein are not subject to the provisions of any applicable environmental restrictive transfer law.

          (i) The following definitions apply for purposes of this Section 4.17:
     (i) "LOAN PROPERTY" means any property in which the Seller or any of its Significant Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; (ii) "PARTICIPATION FACILITY" means any facility in which the Seller or any of its Significant Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property; (iii) "HAZARDOUS MATERIAL" means any pollutant, contaminant, hazardous material, hazardous waste, or hazardous substance as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. [Section]9601 ET SEQ., or the Resource Conservation and Recovery Act, 42 U.S.C. [Sections]6901 ET SEQ., the Clear Water Act, 33 U.S.C. [Section]1321, ET SEQ., or any other federal, state or local law relating to safety, health, or environmental protection or any regulations promulgated under any of the foregoing, and specifically includes oil and any other petroleum derived products, asbestos, polychlorinated biphenyls (PCB's) and, with respect to any residential property, lead paint and radon.

     4.18 CHAPTERS 110D AND 110F NOT APPLICABLE. The provisions of Chapters 110D and 110F of the Massachusetts General Laws will not, prior to the termination of this Agreement, assuming the accuracy of the representations contained in
Section 3.12 hereof (without giving effect to the knowledge qualification thereof), apply to this Agreement or any of the other Transaction Documents or any of the transactions contemplated hereby or thereby.

     4.19 OWNERSHIP OF BUYER COMMON STOCK. As of the date hereof, neither the Seller nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (a) beneficially own, directly or indirectly, or (b) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Buyer, which in the aggregate represent five percent (5%) or more of the outstanding shares of capital stock of the Buyer entitled to vote generally in the election of directors (other than Trust Account Shares).

     4.20 INSURANCE. The Seller and each of its subsidiaries is presently insured, and since January 1, 1996 has been insured, for reasonable amounts against such risks as companies engaged in a similar business in a similar location would, in accordance with good business practice, customarily be insured. The Seller has made available to the Buyer copies of policies relating to insurance maintained by the Seller or its subsidiaries with respect to their properties and the conduct of their respective businesses.

     4.21 LABOR. No work stoppage involving the Seller or any of its subsidiaries is pending or, to the best knowledge of the Seller's management, threatened. Neither the Seller nor any of its subsidiaries is involved in, or, to the best knowledge of the Seller's management, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters which might reasonably be expected to result in a Material Adverse Effect with respect to the Seller or any of its Significant Subsidiaries. No employees of the Seller or any of its subsidiaries are represented by any labor union, and, to the best knowledge of the Seller's management, no labor union is attempting to organize employees of the Seller or any of its subsidiaries.

     4.22 MATERIAL INTERESTS OF CERTAIN PERSONS. Except as disclosed in Section
4.22 of the Seller Disclosure Schedule, no officer or director of the Seller, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Seller or any of its subsidiaries.


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

     4.23 ABSENCE OF REGISTRATION OBLIGATIONS. Neither the Seller nor any of its subsidiaries is under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act which will survive the Merger.

     4.24 LOANS. All currently outstanding loans of, or current extensions of credit by, the Seller or any of its Significant Subsidiaries (individually, a "LOAN," and collectively, the "LOANS") were solicited, originated and currently exist in material compliance with all applicable requirements of federal and state law and regulations promulgated thereunder and applicable loan policies of the Person extending the same, except for such changes to the circumstances of the obligor thereunder or the collateral occurring subsequent to the origination thereof and over which the Seller or such subsidiary had no control. The Loans are adequately documented and, to the best knowledge of the Seller, each note evidencing a Loan or loan or credit agreement or security instrument related to the Loans constitutes a valid, legal and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except where the failure thereof, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Seller or any of its Significant Subsidiaries. There are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in the records of the Seller or such subsidiary, and no claims of defense as to the enforcement of any Loan has been asserted and the Seller is aware of no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense, except where such would not have, either individually or in the aggregate, a Material Adverse Effect with respect to the Seller or any of its Significant Subsidiaries. The Seller and its Significant Subsidiaries currently maintain, and shall continue to maintain, an allowance for loan losses allocable to the Loans which is adequate to provide for all known and reasonably estimable losses, net of any recoveries relating to such extensions of credit previously charged off, on the Loans, such allowance for loan losses complying in all material respects with all applicable loan loss reserve requirements established in accordance with GAAP and by any governmental authorities having jurisdiction with respect to the Seller or any such subsidiary. Except as set forth in
Section 4.24 of the Seller Disclosure Schedule, none of the Loans are presently serviced by third parties and, other than pursuant to obligations in accordance with sales contracts entered into in the ordinary course of business and consistent with past practice, there is no obligation which could result in any Loan becoming subject to any third party servicing.

     4.25 CAPITALIZATION. As of the date hereof, without giving effect to the transactions contemplated hereby, the subsidiaries of the Seller which are "insured depository institutions" (a) are "well capitalized", as defined in the FDIA, and (b) meet all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over such Persons. No such regulator has indicated that it will condition any of the regulatory approvals upon an increase in any such Person's capital or compliance with any special capital requirement, standard or ratio.

     4.26 CRA RATING. Each subsidiary of the Seller which is an "insured depository institution" was rated "Satisfactory" or better following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither the Seller nor any of such subsidiaries has received any notice of and none of such Persons has any knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

     4.27 SELLER INFORMATION. The information relating to the Seller and its subsidiaries to be contained in the Joint Proxy Statement as described in
Section 5.04 hereof, and any other documents filed with the SEC or any regulatory agency in connection herewith, to the extent such information is provided in writing by the Seller, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading.

     4.28 DISCLOSURE. No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to the Seller Disclosure Schedule, furnished to the Buyer pursuant to the provisions hereof, to the best


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knowledge of the Seller, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading. To the best knowledge of the Seller, all information material to the Merger and the transactions contemplated by this Agreement, or which is necessary to make the representations and warranties herein contained not misleading, has been disclosed in writing to the Buyer.

                                    ARTICLE V

                            COVENANTS OF THE PARTIES
                            ------------------------

     5.01 CONDUCT OF THE BUSINESS OF SELLER. During the period from the date of this Agreement to the earlier of the Effective Time or the date of termination of this Agreement, the Seller:

          (a) shall, and shall cause each of its subsidiaries to, conduct its business and engage in transactions only in the ordinary and usual course of business consistent with past practices, which shall mean (i) conducting its banking and other business in the ordinary and usual course, (ii) refraining from any of the activities described in Section 5.01(b) below,
     (iii) not entering into any material transactions except in the ordinary and usual course of business consistent with past practices and (iv) complying with the following covenants:

          (A) maintaining its corporate existence and good standing, except where any failure to maintain such good standing does not or would not have a Material Adverse Effect on the Seller or any of its Significant Subsidiaries;

          (B) using all reasonable efforts to maintain and keep its properties in as good repair and condition in all material respects as they presently exist, except for ordinary wear and tear and damage due to casualty;

          (C) using all reasonable efforts to maintain in full force and effect insurance generally comparable in amount and in scope of coverage to that now maintained by it;

          (D) complying with and performing in all material respects its obligations and duties (y) under contracts, leases and documents relating to or affecting its assets, properties and business and (z) imposed upon it by all federal, state and local laws and all rules, regulations and orders imposed by federal, state or local governmental authorities, judicial orders, judgments, decrees and similar determinations; and

          (E) using all reasonable efforts to preserve its business organization intact and the goodwill of those having business relationships with the Seller or any of the Seller's subsidiaries, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with borrowers, depositors, other customers and others having business relationships with it;

          (b) shall not, and shall not permit any of its subsidiaries to, without the prior written consent of the Buyer:

               (i) engage or participate in any material transaction or incur or sustain any material obligation or liability except in the ordinary, regular and usual course of its businesses consistent with past practices;

               (ii) offer an interest rate with respect to any deposit that would constitute such deposit a "brokered deposit" under 12 C.F.R. [Section]337.6(a)(l)(ii);


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

               (iii) except in the ordinary, regular and usual course of business consistent with past practices, sell, lease, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to lease, transfer, assign, encumber or dispose of any of its assets; PROVIDED that the Seller and its subsidiaries may (A) sell the four automobiles more specifically described in Section 5.01(b)(iii) of the Seller Disclosure Schedule to the employees currently using the same in the performance of their duties with the Seller and/or such subsidiaries at a purchase price equal to the depreciated value thereof reflected on the Seller's or such subsidiary's books and records and as otherwise described in said Section of the Seller Disclosure Schedule and (B) acquire and dispose of loans and investment securities in the ordinary course of business consistent with past practice;

               (iv) file any application to open, close or relocate any branch office;

               (v) open, close, relocate, or give any notice (written or verbal) to customers or governmental authorities or agencies to open, close or relocate the operations of any branch office; or

               (vi) waive any material right, whether in equity or at law, that it has with respect to any asset except in the ordinary, regular and usual course of business consistent with past practice;

          (c) shall, at the Buyer's request and expense, use its best efforts to cooperate with the Buyer with respect to preparation for the combination and integration as of the Effective Time of the businesses, systems and operations of the Buyer and the Seller, and shall confer on a regular and frequent basis with one or more representatives of the Buyer to report on operational and related matters;

          (d) shall not declare or pay any dividends on or make any other distributions in respect of Seller Common Stock, except for regular quarterly cash dividends on Seller Common Stock at a rate not in excess of the Seller's current dividend rate and subject to the terms of Section 5.19 hereof;

          (e) shall not adopt or amend (other than amendments required by applicable law or amendments that reduce amounts payable by it or its subsidiaries) in any material respect any Seller Pension Plan, any Seller Benefit Plan or any Seller Other Plan or enter (or permit any of its subsidiaries to enter) into any employment, retention, severance or similar contract with any person (including, without limitation, contracts with management which might require that payments be made upon the consummation of the transactions contemplated hereby) or amend any such existing agreements, plans or contracts to increase any amounts payable thereunder or benefits provided thereunder, or grant or permit any increase in compensation to its or its subsidiaries' employees as a class or pay any bonus except (i) as previously determined and consistent with the terms of the Seller's short term incentive plans, the Seller may pay bonuses to its employees under and in accordance with the provisions of such short term incentive plans, PROVIDED that such bonuses do not exceed the amount set forth in Section 5.01(e)(i) of the Seller Disclosure Schedule, and (ii) as otherwise set forth in Section 5.01(e)(ii) of the Seller Disclosure Schedule provided that with respect to this clause (ii) such bonuses and increases are made in the ordinary course of business in accordance with past practice;

          (f) except as permitted in Section 5.01(b)(iii), shall not, with respect to itself or any of its subsidiaries, authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement with respect to, any merger, consolidation, purchase and assumption transaction or business combination (other than the




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

          Merger), any acquisition of a material amount of assets or securities or assumption of liabilities (including deposit liabilities), any disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights;

          (g) shall not propose or adopt amendments to its or any of its subsidiaries' articles of organization or By-Laws;

          (h) shall not issue, deliver or sell any shares (whether original issuance or from treasury shares) of its capital stock or securities convertible into or exercisable for shares of its capital stock (or permit any of its subsidiaries to issue, deliver or sell any shares of such subsidiaries' capital stock or securities convertible into or exercisable for shares of such subsidiaries' capital stock), except for the sale of up to 6,200 shares of Seller Common Stock pursuant to the Seller's 1993 Employee Stock Purchase Plan and except upon exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, dividend reinvestment plans, or the terms of convertible securities, all to the extent outstanding or in existence on the date hereof, and except upon exercise of the Seller Option, as applicable, or effect any stock split, reverse stock split, recapitalization, reclassification or similar transaction or otherwise change its equity capitalization as it existed on June 30, 1996;

          (i) shall not grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date hereof, to acquire any shares of its capital stock;

          (j) shall not purchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except in a fiduciary capacity;

          (k) shall not impose, or suffer the imposition, on any share of capital stock held by it or by any of its subsidiaries of any material lien, charge, or encumbrance, or permit any such lien, charge, or encumbrance to exist;

          (l) shall not incur, or permit any of its subsidiaries to incur, any additional debt obligation or other obligation for borrowed money, or to guaranty any additional debt obligation or other obligation for borrowed money, except in the ordinary course of business consistent with past practices, which shall include but not necessarily be limited to creation of deposit liabilities, Federal Home Loan Bank advances, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements or other similar arrangements commonly employed by banks;

          (m) shall not incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than capital expenditures and such related obligations or liabilities incurred or committed to in the ordinary and usual course of business consistent with past practices, and, in all cases, the Seller agrees to consult with the Buyer with respect to capital expenditures that individually exceed $75,000 or cumulatively exceed $300,000;

          (n) shall use all reasonable efforts to improve its business, results of operations, financial condition and prospects;

          (o) shall not, except as expressly contemplated hereby, enter into any contract with any Affiliate;


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

          (p) shall not, except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any changes in any of its material leases or contracts, other than renewals of contracts for less than a two
     (2) year period and, subject to the provisions of Section 5.18 hereof, leases without material adverse change of terms;

          (q) shall not, other than in prior consultation with the other party to this Agreement or except in the ordinary course of business and consistent with past practice, restructure or materially change its investment securities portfolio or its "gap position" through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

          (r) shall not agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any of its representations or warranties contained herein untrue or incorrect in any material respect.

     5.02 Access to Properties and Records; Confidentiality.
          -------------------------------------------------

          (a) The Seller shall permit the Buyer reasonable access to its properties and those of its subsidiaries, and shall disclose and make available to the Buyer all Records, including all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of the Seller and its subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors and stockholders meetings, organizational documents, By-Laws, material contracts and agreements, filings with any regulatory authority, accountants' work papers (to the extent consent from such accountants is obtained), litigation files, plans affecting employees, and any other business activities or prospects in which the Buyer may reasonably have an interest in light of the transactions contemplated hereby. The Seller shall make arrangements with each third party provider of services to the Seller to permit the Buyer reasonable access to all of the Seller's Records held by each such third party. The Buyer shall permit the Seller reasonable access to such properties and records of the Buyer and/or its subsidiaries in which the Seller may reasonably have an interest in light of the transactions contemplated hereby. Neither the Buyer nor the Seller nor any of their respective subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would jeopardize the attorney-client privilege of the institution in possession or control of such information, or would contravene any law, rule, regulation, order, judgment, decree or binding agreement or, in the event of any litigation or threatened litigation between the parties over the terms of this Agreement where access to information may be adverse to the interests of such party. The parties will use all reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) All Confidential Information furnished by each party hereto to the other, or to any of its affiliates, directors, officers, employees, representatives or agents (such persons being collectively referred to herein as "REPRESENTATIVES"), shall be treated as the sole property of the party furnishing the information until consummation of the transactions contemplated hereby, and, if such transactions shall not occur, the party receiving the information, or any of its affiliates or Representatives, as the case may be, shall return to the party which furnished such information all documents or other materials containing, reflecting or referring to such information, shall keep confidential all such information for the period hereinafter referred to, and shall not directly or indirectly at any time use such information for any competitive or other commercial purpose; PROVIDED, HOWEVER, that the Buyer and its affiliates shall be permitted to retain and share with their regulators,





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     examiners and auditors (who need to know such information and are informed of the confidential nature thereof and directed to treat such information confidentially) such materials, files and information relating to or constituting the Buyer's or any of its affiliate's or Representatives' work product, presentations or evaluation materials as the Buyer deems reasonably necessary or advisable in connection with auditing or examination purposes. The obligation to keep such information confidential shall continue for two (2) years from the date this Agreement is terminated. In the event that either party or its affiliates or Representatives are requested or required in the context of a litigation, governmental, judicial or regulatory investigation or other similar proceeding (by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar process) to disclose any Confidential Information, the party or its affiliate or its Representative so requested or required will directly or through the party of such affiliate or Representative, if practicable and legally permitted, prior to providing such information, and as promptly as practicable after receiving such request, provide the other party with notice of each such request or requirement so that the other party may seek an appropriate protective order or other remedy or, if appropriate, waive compliance with the provisions of this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, the party or affiliate or Representative so requested or required is, in the written opinion of its counsel, legally required to disclose Confidential Information to any tribunal, governmental or regulatory authority, or similar body, the party or affiliate or Representative so required may disclose that portion of the Confidential Information which it is advised in writing by such counsel it is legally required to so disclose to such tribunal or authority or similar body without liability to the other party hereto for such disclosure. The parties and their affiliates and Representatives will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded the information so disclosed.

     As used in this Section 5.02(b), "CONFIDENTIAL INFORMATION" means all data, reports, interpretations, forecasts and records (whether in written form, electronically stored or otherwise) containing or otherwise reflecting information concerning the disclosing party or its affiliates which is not available to the general public and which the disclosing party or any affiliate or any of their respective Representatives provides or has previously provided to the receiving party or to the receiving party's affiliates or Representatives at any time in connection with the transactions contemplated by this Agreement, including but not limited to any information obtained by meeting with Representatives of the disclosing party or its affiliates, together with summaries, analyses, extracts, compilations, studies, personal notes or other documents or records, whether prepared by the receiving party or others, which contain or otherwise reflect such information. Notwithstanding the foregoing, the following information will not constitute "CONFIDENTIAL INFORMATION": (i) information that is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any affiliate or Representative of the receiving party, (ii) information that was previously known to the receiving party or its affiliates or Representatives on a nonconfidential basis prior to its disclosure by the disclosing party, its affiliates or Representatives, (iii) information that became or becomes available to the receiving party or any affiliate or Representative thereof on a nonconfidential basis from a source other than the disclosing party or any affiliate or Representatives of the disclosing party, provided that such source is not known by the disclosing party or its affiliates or Representatives to be subject to any confidentiality agreement or other legal restriction on disclosing such information and (iv) information that has been independently acquired or developed by the receiving party or its affiliates or Representatives without violating the obligation's of this Section 5.02(b).

     5.03 NO SOLICITATION. Unless and until this Agreement shall have been properly terminated by either party pursuant to Section 8.01 hereof, neither the Seller nor any of its subsidiaries shall (and the Seller and each of its subsidiaries shall use its best efforts to cause its Representatives, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in any discussions or negotiations

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

with, or, subject to the fiduciary obligations of the Seller's Board of Directors (as determined in good faith in consultation with outside counsel), provide any information to, any corporation, partnership, person or other entity or group (other than the Buyer and its affiliates or Representatives) concerning any merger, tender offer, sale of substantial assets, sale of shares of capital stock or debt securities or similar transaction involving the Seller or any of its subsidiaries (an "ACQUISITION TRANSACTION"), PROVIDED that in accordance with the fiduciary obligations of the Seller's Board of Directors, the Seller may participate in discussions in the event that the Seller did not solicit or initiate such discussions with respect to Acquisition Transactions. Notwithstanding the foregoing, nothing contained in this Section 5.03 shall prohibit the Seller or its Board of Directors from taking and disclosing to the Seller's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Seller's stockholders which, in the judgment of the Board of Directors determined in good faith in consultation with outside counsel, may be required under applicable law. The Seller will immediately communicate to the Buyer the terms of any proposal, discussion, negotiation or inquiry relating to an Acquisition Transaction and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction (which shall mean that any such communication shall be delivered no less promptly than by telephone within 24 hours of the Seller's receipt of any such proposal or inquiry) or its receipt of any request for information from the Federal Reserve Board, the DOJ, or any other governmental agency or authority with respect to a proposed Acquisition Transaction.

     5.04 Regulatory Matters; Consents.
          ----------------------------

          (a) The Buyer and the Seller shall cooperate in the prompt preparation and filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Buyer's and the Seller's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "JOINT PROXY STATEMENT") and the Buyer shall promptly prepare and file with the SEC a registration statement on Form S-4 (the "S-4") in which the Joint Proxy Statement will be included as a prospectus. Each of the Buyer and the Seller shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Buyer and the Seller shall thereafter mail the Joint Proxy Statement to their respective stockholders. The Buyer shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Buyer and the Seller shall each furnish to the other all information concerning itself and the holders of its Common Stock as may be reasonably requested in connection with any such action.

          (b) The Seller and the Buyer shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Seller or the Buyer, as the case may be, and any of their respective subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any government regulatory body, department, agency or authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and government regulatory bodies, departments, agencies or authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

          (c) The Buyer and the Seller shall, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders

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     and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of the Buyer, the Seller or any of their respective subsidiaries to any governmental regulatory body, department, agency or authority in connection with the Merger and the other transactions contemplated by this Agreement.

          (d) The Seller and the Buyer shall promptly advise each other upon receiving any communication from any government regulatory body, department, agency or authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that such requisite approval will not be obtained or that the receipt of such approval will be materially delayed.

          (e) Each of the Seller and the Buyer will cooperate with the other and use all reasonable efforts to prepare all necessary documentation, to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement.

          (f) The Buyer shall prepare and file as soon as practicable and the Seller shall cooperate in the preparation and, where appropriate, filing of, applications requesting the Consents (as contemplated in Section 6.01(b) herein), from all required governmental or regulatory authorities or agencies. The Buyer shall provide the Seller and its counsel with copies of such applications for comment prior to the filing thereof. The parties shall immediately upon receipt deliver to each other copies of all filings, correspondence and orders to and from such governmental or regulatory authorities or agencies transmitted or received in connection with the transactions contemplated hereby.

     5.05 APPROVAL OF STOCKHOLDERS. Each party hereto will (a) as promptly as practicable, take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving this Agreement and the Merger, and for such other purposes as may be necessary or desirable,
(b) recommend to its stockholders the approval of the aforementioned matters to be submitted by it to its stockholders (subject to compliance with their fiduciary duties as determined in good faith in consultation with outside counsel), and (c) cooperate and consult with the other with respect to each of the foregoing matters.

     5.06 AGREEMENTS OF AFFILIATES; PUBLICATION OF COMBINED FINANCIAL RESULTS.
(a) The Seller shall identify in a letter to the Buyer, after consultation with counsel, all Persons who, at the time of the meeting of its stockholders referred to in Section 5.05 hereof, it believes may be deemed to be "affiliates" of the Seller, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act and SEC accounting Rules 130 and 135 (the "SELLER AFFILIATES"). The Seller shall use all reasonable efforts to cause each Person who is identified as a Seller Affiliate in the letter referred to above to deliver to the Buyer at least forty (40) days prior to the Effective Time an executed copy of the Seller Affiliates Agreement. Prior to the Effective Time, the Seller shall amend and supplement such letter and use all reasonable efforts to cause each additional person who is identified as a Seller Affiliate to execute a copy of the Seller Affiliates Agreement. Within thirty (30) days after the end of the first fiscal quarter of the Buyer ending at least thirty (30) days after the Effective Time, the Buyer will publish results including at least thirty (30) days of combined operations of the Buyer and the Seller as referred to in the Seller Affiliates Letter.

     (b) The Buyer shall identify in a letter to the Seller, after consultation with counsel, all Persons who, at the time of the meeting of its stockholders referred to in Section 5.05 hereof, it believes may be deemed to be "affiliates" of the Buyer, as that term is defined for purposes of SEC accounting Rules 130 and 135 (the "BUYER AFFILIATES"). The Buyer shall use all reasonable efforts to cause each Person who is identified as a Buyer Affiliate in the letter referred to above to deliver to


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the Seller at least forty (40) days prior to the Effective Time an executed copy of the Buyer Affiliates Agreement. Prior to the Effective Time, the Buyer shall amend and supplement such letter and use all reasonable efforts to cause each additional person who is identified as a Buyer Affiliate to execute a copy of the Buyer Affiliates Agreement.

     (c) The Buyer shall use its best efforts to publish, no later than thirty
(30) days after the end of the first month after the Effective Time in which there are at least thirty (30) days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

     5.07 FURTHER ASSURANCES. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to, as promptly as practicable, take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement or to vest the Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of the Seller. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of the Seller, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     5.08 PUBLIC ANNOUNCEMENTS. From the date of this Agreement to the Closing Date, neither of the parties hereto shall make or send a Public Announcement unless the other party shall have first been afforded reasonable opportunity to review and comment on the text of such Public Announcement prior to the delivery of the same; PROVIDED, HOWEVER, that nothing in this Section shall prohibit any party hereto from making any Public Announcement which its legal counsel deems necessary under law, if it makes a good faith effort to obtain the other party's comment to the text of the Public Announcement before making it public.

     5.09 POST-CLOSING GOVERNANCE. From and after the Effective Time, the Board of Directors of the Buyer shall be expanded by three members and Mr. Bradbury and two additional individuals selected by the Seller and approved of by the Buyer in its reasonable business judgment prior to the Effective Time, shall be appointed as directors of the Buyer. The directors selected by the Seller to serve as directors of the Buyer shall be divided equally among the three classes of directors of the Seller, with Mr. Bradbury to be appointed to the class of directors whose term comes up for reelection in the year 2000. Mr. Bradbury shall be entitled to serve as a member of the Steering Committee of the Buyer for so long as he serves as a director of the Buyer. At the Effective Time, subject to the rights of the Buyer as the sole stockholder of the Seller, the Board of Directors of the Seller shall consist of those persons comprising the Board of Directors of the Merger Sub prior to the Effective Time each to hold office in accordance with the articles of organization and By-Laws of the Seller as from time to time in effect. Further, at the Effective Time the Board of Directors of the Subsidiaries of the Seller which are depository institutions shall consist of those directors of such subsidiaries which the Buyer has selected to serve as directors of such subsidiaries and such additional persons as shall be designated by the Buyer prior to the Effective Time. In the event that the subsidiary banks of the Seller are merged with and into the subsidiary banks of the Buyer, then Mr. Bradbury and those directors of the Buyer who were selected by the Seller pursuant to the first sentence of this Section 5.09 shall become directors of the surviving subsidiary bank(s).

     5.10 MERGER SUBSIDIARY. The Buyer has caused or will cause the Merger Subsidiary to be organized under the laws of The Commonwealth of Massachusetts. The authorized capital stock of the Merger Subsidiary consists or will consist of one hundred (100) shares of common stock, $0.01 par value per share, all of which shares shall be directly owned by the Buyer. The Buyer, as the sole stockholder of the Merger Subsidiary, will vote all outstanding shares of capital stock of the Merger Subsidiary in favor of the Plan of Merger and the Merger and will not vote to modify or rescind, or


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otherwise permit the modification or rescission of, such vote prior to a termination of this Agreement in accordance with Section 8.01 hereof.

     5.11 TAX-FREE REORGANIZATION TREATMENT; ACCOUNTING. (a) Neither the Buyer nor the Seller shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code; PROVIDED, HOWEVER, that nothing herein shall limit the ability of the Buyer to exercise its rights under the Seller Option Agreement.

     (b) Neither the Buyer nor the Seller shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would prevent the Merger from qualifying for pooling of interests accounting treatment.

     5.12 STOCK LISTING. Buyer shall use all reasonable efforts to cause the shares of Buyer Common Stock to be issued in connection with the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, as of or prior to the Effective Time.

     5.13 Employment and Benefit Matters.
          ------------------------------

          (a) SERVICE CREDIT. In the event that any employee of the Seller or its affiliates is transferred to the Buyer or any affiliate of the Buyer and becomes a participant in an employee benefit plan, program or arrangement maintained by or contributed to by the Buyer or its affiliates (any such employee, a "TRANSFERRED EMPLOYEE"), the Buyer shall cause such plan, program or arrangement to treat the prior service of such Transferred Employee with the Seller or its affiliates as service rendered to the Buyer or its affiliate, as the case may be, for purposes of eligibility to participate, vesting and eligibility for special benefits under such plan, program or arrangement of the Buyer, but not for purposes of benefit accrual. The Buyer agrees to provide the Transferred Employees with the types and levels of employee benefits maintained by the Buyer for similarly situated employees of the Buyer.

          (b) SEVERANCE OBLIGATIONS. For a period of one (1) year after the Closing Date, the Buyer will provide Transferred Employees with a severance plan with provisions which are at least as favorable in the aggregate to any terminating Transferred Employee as the severance plan currently maintained by the Seller for such employee. Any employee of the Seller or its affiliates who is not a Transferred Employee whose position is terminated on or prior to the Effective Time shall be entitled to severance benefits in accordance with the severance plan currently maintained by the Seller for such employee.

          (c) TERMINATED PLANS. The Buyer shall have no obligation to any Transferred Employee under the Seller's 1993 Employee Stock Purchase Plan or the Seller's Deferred Compensation Plan, each of which shall be terminated by the Seller prior to the Effective Time.

          (d) SEVERANCE AGREEMENTS. As of the Effective Time, the existing severance agreements between the Seller and each of Messrs. Bradbury, Cushing and Gilles and Ms. Bergemann shall each be terminated and the Buyer and the Seller agree that each such person shall, subject to the provisions thereof, each be entitled to the payment and benefits determined pursuant to Section 1(a) of their respective severance agreements, such payments to be made no later than the Effective Time.

     5.14 ACCOUNTANTS' LETTERS. Each of the Buyer and the Seller shall use all reasonable efforts to cause to be delivered to the other letters from its respective independent public accountants, respectively dated as of the date on which the S-4 (or last amendment thereto) shall become effective and dated as of the Closing Date, relating to the transactions contemplated by this



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Agreement, and addressed to the other party, in form and substance which is reasonably satisfactory to the party receiving such letters and customary in transactions of the nature contemplated hereby.

     5.15. DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. (a) After the Effective Time, the Buyer shall honor the indemnification provisions for officers and directors currently set forth in the Articles of Organization (or charter or other organizational documents) and By-Laws of the Seller and its subsidiaries with respect to acts and omissions taken prior to the Effective Time by such officers and directors, but only to the extent permitted by federal and Massachusetts law and regulations.

     (b) The Buyer shall maintain the Seller's (including its subsidiaries') existing directors' and officers' liability insurance (the "D&O INSURANCE") covering persons who are currently covered by the Seller's D&O Insurance for a period of six (6) years after the Effective Time on terms no less favorable than those in effect on the date hereof; PROVIDED, HOWEVER, that the Buyer may substitute therefor policies providing at least comparable coverage and containing terms and conditions no less favorable than those in effect on the date hereof.

     5.16 CONVERSION OF SELLER STOCK OPTIONS. At the Effective Time, all rights with respect to Seller Common Stock pursuant to stock options granted by the Seller under any currently existing stock option plans of the Seller shall be converted into corresponding rights to purchase shares of Buyer Common Stock in accordance with the applicable provisions of the Plan of Merger.

     5.17 MAINTENANCE OF RECORDS. Through the Effective Time, each of the Buyer and the Seller will maintain the Records in the same manner and with the same care that the Records have been maintained prior to the execution of this Agreement. The Buyer may, at its own expense, make such copies of and excerpts from the Records as it may deem desirable. All Records, whether held by the Buyer or the Seller, shall be maintained for such periods as are required by law, unless the parties shall, applicable law permitting, agree in writing to a different period. From and after the Effective Time, the Buyer shall be solely responsible for continuing maintenance of such Records.

        5.18 LEASES. The Seller shall use all reasonable efforts to renew or extend on a month-to-month basis or for such term as requested by the Buyer, any lease of a branch office of any subsidiary, other lease of real property or lease relating to furniture, fixtures or equipment that is currently in effect but that would otherwise expire on or prior to the Effective Time. The Seller shall not cancel, terminate or take other action that is likely to result in any cancellation or termination of any such lease without prior written notice to the Buyer.

        5.19 DIVIDENDS. After the date of this Agreement, each of the Seller and the Buyer shall coordinate with the other the declaration of any dividends in respect of Seller Common Stock and Buyer Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Seller Common Stock or Buyer Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Seller Common Stock and/or Buyer Common Stock and any share of Buyer Common Stock any such holder received in exchange therefor in the Merger.

        5.20 NOTICE OF CHANGE. Each of the parties hereto shall, subject to any restrictions under applicable law or regulation, promptly notify the other of any emergency or other change in the normal course of its or its subsidiaries' businesses or in the operation of its or its subsidiaries' properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material to the business, results of operations, financial condition or prospects of such Person on a consolidated basis or any of its Significant Subsidiaries considered independently. Further, each party agrees to give written notice promptly to the other party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to

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it or any of its subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     5.21 CHANGES IN ACCOUNTING. Between the date hereof and the Closing Date, neither of the parties hereto shall change its methods of accounting as in effect at December 31, 1995, except as may be required by changes in GAAP or regulatory accounting requirements, as concurred in by such party's independent auditors, nor shall they change their respective fiscal years.

     5.22 SEC FILINGS. Each of the parties hereto shall file all reports, applications and other documents required to be filed by it with the SEC or any other governmental entity between the date of this Agreement and the Effective Time and shall make available to the other copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with applicable securities laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.23 COVENANTS OF BUYER. From the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement, the Buyer covenants and agrees that it shall take no action which would (a) materially adversely affect the ability of any party to obtain any Consents required for consummation of the transactions contemplated hereby without the imposition of a condition or restriction of the type referred to in Section 6.02(g) of this Agreement, (b) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement, or (c) result in the Buyer entering into an agreement with respect to an acquisition proposed with a third party which would result in the Merger not being consummated.

     5.24 REGULATORY REPORTS. Each party and its subsidiaries shall file all reports required to be filed by it with regulatory authorities between the date of this Agreement and the Effective Time and, to the extent permitted by law, shall deliver to the other party copies of all such reports promptly after the same are filed.

     5.25 REGISTRATION OF SHARES. On or prior to the Effective Time, the Buyer shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate form), with respect to the shares of Buyer Common Stock subject to the stock options of the Seller to be assumed by the Buyer pursuant to Section 2.04 of the Plan of Merger and the Buyer shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     5.26 ENVIRONMENTAL REMEDIATION. With respect to 97 Lowell Road, Concord, Massachusetts, the Seller will (a) cause the removal of the underground storage tank that was found to be leaking in 1996, (b) cause a "tightness test" to be performed upon the other underground storage tank(s) on the premises, and if any such tanks fail the tightness test, remove such tanks in accordance with applicable law, (c) test the area surrounding the tanks for the presence of contaminants and (d) in the event that contamination is found to be present, the Seller shall effect such remediation as the Buyer shall request in writing.



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     5.27 BANK MERGERS. At the written request of the Buyer, the Seller shall take and shall cause its bank subsidiaries to take all necessary actions to effectuate mergers of each of its subsidiary banks with a subsidiary bank of the Buyer as soon as practicable after the Effective Time and in accordance with the requirements of all applicable laws and regulations.

                                   ARTICLE VI

                               CLOSING CONDITIONS
                               ------------------

     6.01 CONDITIONS TO EACH PARTY'S OBLIGATIONS UNDER THIS AGREEMENT. The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, none of which may be waived:

          (a) STOCKHOLDERS' APPROVAL. This Agreement and the Plan of Merger and the transactions contemplated hereby and thereby shall have been approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Seller Common Stock and at least a majority of those shares of Buyer Common Stock present and voting at a meeting of such stockholders, in each case in accordance with applicable law.

          (b) GOVERNMENTAL CONSENTS. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental or regulatory authority or agency (all of the foregoing being referred to as "CONSENTS") which are necessary for the consummation of the Merger, other than Consents the failure of which to obtain would neither make it impossible to consummate the Merger nor result in a Material Adverse Effect on the Buyer (on a consolidated basis with the Seller) after the Merger, shall have been filed, occurred or been obtained (all such authorizations, orders, declarations, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "REQUISITE REGULATORY APPROVALS") and all such Requisite Regulatory Approvals shall be in full force and effect. In addition, the Buyer shall have received all state securities or blue sky permits and other authorizations necessary to issue Buyer Common Stock pursuant to the Merger in accordance with all applicable state securities or blue sky laws.

          (c) S-4. The S-4 shall have become effective under the Securities Act and shall not be subject to a stop order or a threatened stop order.

          (d) NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "INJUNCTION") preventing the consummation of the Merger shall be in effect.

          (e) ACCOUNTING TREATMENT. Each of the parties shall have received a letter from Arthur Andersen, LLP, dated the date of the Closing, substantially to the effect that on the basis of a review of this Agreement and the transactions contemplated hereby, in such accountants' opinion, Accounting Principles Board Opinion No. 16 provides that the Merger may be accounted for as a pooling of interests.

     6.02 CONDITIONS TO THE OBLIGATIONS OF THE BUYER UNDER THIS AGREEMENT. The obligations of the Buyer under this Agreement shall be further subject to the satisfaction or waiver by the Buyer, at or prior to the Effective Time, of the following conditions:

          (a) ABSENCE OF MATERIAL ADVERSE CHANGES. There shall not have occurred any change in the business, assets, financial condition, or results of operations of the Seller or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the


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     aggregate, a Material Adverse Effect on the Seller taken as a whole, or any of the Seller's banking subsidiaries taken on an individual basis.

          (b) REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF OBLIGATIONS. (i) The obligations of the Seller required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and (ii) the representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as otherwise specifically contemplated by this Agreement and except as to any representation or warranty which specifically relates to an earlier date); PROVIDED, HOWEVER, that for purposes of determining the satisfaction of the conditions contained in clause (ii) of this paragraph (b), no effect shall be given to any exception in such representations and warranties relating to materiality or the existence of a Material Adverse Effect and, PROVIDED FURTHER, HOWEVER, that for purposes of clause (ii) of this paragraph (b), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, represents a material adverse change from the business, assets, financial condition or results of operations of the Seller taken as a whole, or any of the Seller's banking subsidiaries taken on an individual basis, as represented herein. The Buyer shall have received a certificate to the foregoing effect signed by the chairman or president and the chief financial officer or chief accounting officer of the Seller.

          (c) THIRD-PARTY APPROVALS. Any and all permits, consents, waivers, clearances, approvals and authorizations of all non-governmental and non-regulatory third parties which are necessary in connection with the consummation of the transactions contemplated by this Agreement and are required to be received or obtained by the Seller, shall have been obtained by the Seller, other than permits, consents, waivers, clearances, approvals and authorizations the failure of which to obtain would neither make it impossible to consummate the Merger nor result in any Material Adverse Effect with respect to the Buyer (on a consolidated basis with the Seller).

          (d) TAX OPINION. The Buyer shall have received an opinion, dated the date of the Closing from its counsel, Bingham, Dana & Gould LLP or other counsel acceptable to the Buyer and the Seller, substantially to the effect that, on the basis of facts and representations set forth therein, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger constitutes a reorganization as described in Section 368(a) of the Code and addressing such other substantial federal income tax effects of the Merger as the Buyer may reasonably require and which are customary in transactions of a like character. In rendering any such opinion, such counsel may rely, to the extent they deem necessary or appropriate, upon opinions of other counsel and upon representations of an officer or officers of the Seller and the Buyer or any of their affiliates.

          (e) SELLER AFFILIATES AGREEMENTS. The Seller shall have delivered to the Buyer the letter pertaining to the Seller Affiliates, as contemplated under Section 5.06 above, and each of the executed Seller Affiliates Agreements that have been received by the Seller as of the Effective Time.

          (f) TERMINATION OF CERTAIN BENEFIT PLANS. The Seller shall have terminated the Seller's 1993 Employee Stock Purchase Plan and the Seller's Deferred Compensation Plan.

          (g) BURDENSOME CONDITION. There shall not be any action taken by any federal or state governmental agency or authority which, in connection with the granting of any Consent or Requisite Regulatory Approval necessary to consummate the Merger or otherwise, imposes any condition or restriction upon the Buyer, any subsidiary of the Buyer or the Seller after the Merger (including, without limitation, requirements relating to the disposition of assets or limitations on interest rates), which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable in the reasonable judgment of the Buyer the consummation of the Merger.

     6.03 CONDITIONS TO THE OBLIGATIONS OF THE SELLER UNDER THIS AGREEMENT. The obligations of the Seller under this Agreement shall be further subject to the satisfaction or waiver by the Seller, at or prior to the Effective Time, of the following conditions:

          (a) ABSENCE OF MATERIAL ADVERSE CHANGES. There shall not have occurred any change in the business, assets, financial condition or results of operations of the Buyer or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Buyer taken as a whole with its subsidiaries, or on any of the Buyer's banking subsidiaries on an individual basis.

          (b) REPRESENTATIONS AND WARRANTIES; PERFORMANCE OF OBLIGATIONS. (i) The obligations of the Buyer required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and (ii) the representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as otherwise specifically contemplated by this Agreement and except as to any representation or warranty which specifically relates to an earlier date); PROVIDED, HOWEVER, that for purposes of determining the satisfaction of the conditions contained in clause (ii) of this paragraph (b), no effect shall be given to any exception in such representations and warranties relating to materiality or the existence of a Material Adverse Effect and, PROVIDED FURTHER, HOWEVER, that for purposes of clause (ii) of this paragraph (b), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, represents a material adverse change from the business, assets, financial condition or results of operations of the Buyer taken as a whole, or any of the Buyer's banking subsidiaries taken on an individual basis, as represented herein. The Seller shall have received a certificate to the foregoing effect signed by the chairman or president and the chief financial officer or chief accounting officer of the Buyer.

          (c) THIRD-PARTY APPROVALS. Any and all permits, consents, waivers, clearances, approvals and authorizations of all non-governmental and non-regulatory third parties which are necessary in connection with the consummation of the transactions contemplated by this Agreement and are required to be received or obtained by the Buyer, shall have been obtained by the Buyer, other than permits, consents, waivers, clearances, approvals and authorizations the failure of which to obtain would neither make it impossible to consummate the Merger nor result in a Material Adverse Effect on the Buyer (on a consolidated basis with the Seller) after the Merger.

          (d) TAX OPINION. The Seller shall have received an opinion, dated the dates of the Proxy Statement and the Closing from its tax advisor Arthur Andersen LLP or other tax advisor acceptable to the Buyer and the Seller, substantially to the effect that, on the basis of facts and representations set forth therein, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger constitutes a reorganization as described in Section 368(a) of the Code and that no gain or loss will be recognized by the stockholders of the Seller upon the receipt, pursuant to this Agreement, of Buyer Common Stock solely in exchange for Seller Common Stock (it being understood that such opinion will not extend to cash received in lieu of fractional share interests or cash received by dissenters, if any) and in respect of such other substantial federal income tax effects of the Merger as the Seller may reasonably require and which are customary in transactions of a like character. In rendering any such opinion, such advisor may rely, to the extent they deem necessary or appropriate, upon opinions of other advisors and upon representations of an officer or officers of the Seller and the Buyer or any of their affiliates.

          (e) BUYER AFFILIATES AGREEMENTS. The Buyer shall have delivered to the Seller the letter pertaining to the Buyer Affiliates, as contemplated under
     Section 5.06 above, and each of the executed Buyer Affiliates Agreements that have been received by the Buyer as of the Effective Time.

          (f) NASDAQ LISTING. The shares of Buyer Common Stock issuable to Seller's stockholders pursuant to this Agreement and the Plan of Merger shall have been authorized for listing on the NASDAQ upon official notice of issuance.

          (g) EXCHANGE AGENT CERTIFICATION. The Exchange Agent (as defined in the Plan of Merger) shall have delivered to the Seller a certificate, dated as of the Effective Time, to the effect that the Exchange Agent has received from the Buyer appropriate instructions and authorization for the Exchange Agent to issue a sufficient number of shares of Buyer Common Stock in exchange for all outstanding shares of Seller Common Stock and has deposited with the Exchange Agent sufficient funds to pay a reasonable estimate of the cash payments necessary to pay for fractional share interests.

                                   ARTICLE VII

                                     CLOSING
                                     -------

     7.01 TIME AND PLACE. Subject to the provisions of Articles VI and VIII hereof, the Closing of the transactions contemplated hereby shall take place at the Boston, Massachusetts offices of Bingham, Dana & Gould LLP at 10:00 A.M., local time, on the first business day after the date on which all of the conditions contained in Article VI are satisfied or waived; or at such other place, at such other time, or on such other date as the Seller and the Buyer may mutually agree upon for the Closing to take place; PROVIDED, that the Closing shall in no event take place prior to January 10, 1997.

     7.02 DELIVERIES AT THE CLOSING. Subject to the provisions of Articles VI and VIII hereof, at the Closing there shall be delivered to the Seller and the Buyer, the opinions, certificates, and other documents and instruments required to be delivered under Article VI hereof.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER
                        ---------------------------------

     8.01 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby by the Seller's stockholders:

          (a) by mutual written consent of the Seller and the Buyer authorized by their respective Boards of Directors;

          (b) by the Seller or the Buyer if the Effective Time shall not have occurred on or prior to June 30, 1997 (the "TERMINATION DATE") or such later date as shall have been agreed to in writing by the Buyer and the Seller;

          (c) by the Buyer or the Seller if any governmental or regulatory authority or agency, or court of competent jurisdiction, shall have issued a final permanent order or Injunction enjoining, denying approval of, or otherwise prohibiting the consummation of the Merger and the time for appeal or petition for reconsideration of such order or Injunction shall have expired without such appeal or petition being granted; or

          (d) by the Buyer or the Seller (provided that the terminating party is not then in material breach of any representation, warranty or covenant or other agreement contained herein or in the Seller Option Agreement) if the approval of such Person's stockholders specified in Section 5.05 shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment thereof; or

          (e) by the Board of Directors of the Buyer or the Board of Directors of the Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein pursuant to the standard set forth in Section 6.02(b) or 6.03(b), as may be applicable or in the Seller Option Agreement), in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained herein pursuant to the standard set forth in Section 6.02(b) or 6.03(b), as may be applicable or in the Seller Option Agreement which breach is not cured after forty-five
     (45) days written notice thereof is given to the party committing such breach; or

          (f) by the Seller, by action of its Board of Directors, whether before or after approval of the Merger by the stockholders of the Seller, by giving written notice of such election to the Buyer in the event that both of the following conditions are satisfied:

               (i) the average per share last sale prices of Buyer Common Stock as reported on NASDAQ over the ten (10) consecutive trading day period immediately preceding the date of the last Requisite Regulatory Approval to be received, in this case without regard to any waiting period attached to the effectiveness thereof (such period being hereinafter referred to as the "DETERMINATION PERIOD", and the price so obtained being referred to as, THE "CLOSING PRICE") is less than $13.81; and

               (ii) the number obtained by dividing the Closing Price by 16.25 is less than the number obtained by subtracting (A) 0.15 from (B) the quotient obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below).

          For the purposes hereof the following terms shall have the following meanings:

          "FINAL INDEX PRICE" shall mean the Weighted Average of the average of the closing prices of the Index Companies as reported on the NYSE, NASDAQ or AMEX for the Determination Period.

          "INDEX COMPANIES" shall mean the companies listed on EXHIBIT E hereto.

          "INITIAL INDEX PRICE" shall mean the Weighted Average of the closing prices of the Index Companies as reported on the NYSE, NASDAQ or AMEX on the trading day immediately preceding execution of this Agreement.

          "WEIGHTED AVERAGE" shall mean the average determined by giving the average of the closing prices for each of the Index Companies the corresponding weight listed on EXHIBIT E hereto.

     If the Buyer or any company listed on EXHIBIT E declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, or subdivision of its common stock between the trading day immediately preceding execution of this Agreement and the date of the last Requisite Regulatory Approval to be received (without regard to any waiting period attached to the effectiveness thereof), the closing prices for such common stock shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date immediately preceding execution of this Agreement. There shall be excluded from the list of companies on EXHIBIT E any company as to which there is pending at any time during the Determination Period any publicly announced proposal for such company to be acquired by another company in exchange for its stock.

     Notwithstanding the foregoing, during the ten (10) business day period commencing with the Buyer's receipt of the Seller's notice of termination pursuant to this Section 8.01(f), the Buyer shall have the option to increase the consideration to be received by the holders of Seller Common Stock under the Plan of Merger by adjusting the Conversion Number (hereinafter, as such term is defined in the Plan of Merger) to equal a number (calculated to the nearest one-thousandth) obtained by dividing (x) $26.24 by (y) the Closing Price. If the Buyer so elects within such ten-day period, it shall give prompt written notice to the Seller of such election and the revised Conversion Number, whereupon no termination shall have occurred pursuant to this Section 8.01(f) and the Agreement shall remain in effect in accordance with its terms (except as the Conversion Number shall have been so modified).

          (g) By the Board of Directors of either party (provided that the terminating party is not then in breach of any representation or warranty, covenant or other agreement contained in this Agreement or in the Seller Option Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 8.01(b) of this Agreement.

     8.02 EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Seller or the Buyer as provided above, this Agreement shall forthwith become null and void (other than Sections 5.02(b) and 9.01 hereof, which shall remain in full force and effect) and there shall be no further liability on the part of the Seller or the Buyer or their respective officers or directors to the other, except (i) any liability of the Seller and the Buyer under said Sections 5.02(b) and 9.01, (ii) that the Seller Option Agreement shall be governed by its own terms as to termination, (iii) the Confidentiality Agreement shall survive in accordance with its terms and (iv) in the event of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, in which case, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys' fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with the enforcement of its rights hereunder.

     8.03 AMENDMENT, EXTENSION AND WAIVER. Subject to applicable law and as may be authorized by their respective Boards of Directors, at any time prior to the consummation of the transactions contemplated by this Agreement or termination of this Agreement in accordance with the provisions of Section 8.01 hereof, whether before or after approval thereof by the stockholders of the Seller, the Buyer and the Seller may, (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto,
(c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles V and VI (other than Section 6.01) hereof; PROVIDED, HOWEVER, that after any approval of the transactions contemplated by this Agreement by the Seller's or the Buyer's stockholders, there may not be, without further approval of such stockholders, any amendment, extension or waiver of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the stockholders of the Seller hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX

                                  MISCELLANEOUS
                                  -------------

     9.01 EXPENSES. Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses; PROVIDED, HOWEVER, that all such costs and expenses incurred in connection with the printing and mailing of the S-4 and the Proxy Statement shall be borne equally by the Buyer and the Seller.

     9.02 SURVIVAL. None of the representations, warranties, covenants and agreements of the Seller or the Buyer shall survive after the Effective Time, except for the agreements and covenants contained or referred to in Article II,
Section 5.02(b), the last sentence of Section 5.07, and Sections 5.09, 5.11,
5.13 and 5.15 hereof, and the agreements of the "affiliates" of the Seller delivered pursuant to Section 5.06, which agreements and covenants shall survive the Effective Time.

     9.03 NOTICES. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by prepaid registered or certified mail (return receipt requested) or by telecopy, cable, telegram or telex addressed as follows:

               (a)     If to the Seller, to:
                       Walden Bancorp, Inc.
                       125 Nagog Park
                       Acton, Massachusetts 01720
                       Attention: Mr. David E. Bradbury
                                  Chairman of the Board,
                                   President and Chief Executive
                                   Officer
                       Facsimile No.: (508) 635-5052

        with a required copy to:
                Housely, Kantarian & Bronstein, P.C.
                1220 19th Street, N.W.
                Suite 700
                Washington, D.C. 20036
                Attention:  Harry K. Kantarian, Esq.
                Facsimile No.:  (202) 822-0140

               (b)     If to the Buyer, to:
                       UST Corp.
                       40 Court Street
                       Boston, Massachusetts 02108
                       Attention:  Mr. Neal F. Finnegan
                                   President and
                                    Chief Executive Officer
                       Facsimile No.:  (617) 726-7320
        with required copies to:
                UST Corp.
                40 Court Street
                Boston, Massachusetts 02108
                Attention:  Eric R. Fischer, Esq.
                Facsimile No.:  (617) 726-7320

        and

                Bingham, Dana & Gould LLP
                150 Federal Street
                Boston, Massachusetts 02110
                Attention:     Neal J. Curtin, Esq.
                                       and
                               Maria M. Park, Esq.
                Facsimile No.:  (617) 951-8736

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

     9.04 PARTIES IN INTEREST. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; PROVIDED, HOWEVER, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties, and that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement except as reflected in Sections 5.09, 5.13(d) and 5.15.

     9.05 COMPLETE AGREEMENT. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, including the Confidentiality Agreement, the Plan of Merger and the other Transaction Documents, contains the entire agreement and understanding of the parties with respect to its subject matter. Except as set forth in the Transaction Documents or in the Disclosure Schedules, there are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements (other than the Confidentiality Agreement) and understandings between the parties, both written and oral, with respect to its subject matter.

     9.06 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed to be an original and shall become effective when a counterpart has been signed by each of the parties and delivered to each of the other parties.

     9.07 GOVERNING LAW. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof.

     9.08 CAPTIONS. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.09 EFFECT OF INVESTIGATIONS. No investigation by the parties hereto made heretofore or hereafter, whether pursuant to this Agreement or otherwise shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation, subject, however, to Section 9.02 hereof.

     9.10 SEVERABILITY. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the purposes and intents of this Agreement.

     9.11 SPECIFIC ENFORCEABILITY. The parties recognize and hereby acknowledge that it is impossible to measure in money the damages that would result to a party by reason of the failure of either of the parties to perform any of the obligations imposed on it by this Agreement. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof, each party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists.

     IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

                                      UST CORP.

                                      By:    /s/  Neal F. Finnegan
                                             --------------------------
                                             Name:     Neal F. Finnegan
                                             Title:    President

                                      WALDEN BANCORP, INC.

                                      By:    /s/  David E. Bradbury
                                             ---------------------------
                                             Name:     David E. Bradbury
                                             Title:    President

                                                                     EXHIBIT B-1
                                                                     -----------
                FORM OF BUYER AFFILIATE LETTER ADDRESSED TO SELLER

                                                              [Date]

Walden Bancorp, Inc.
125 Nagog Park
P.O. Box 2100
Acton, Massachusetts  01720-6100

Ladies and Gentlemen:

     I have been advised that as of the date hereof I may be deemed to be an "affiliate" of UST CORP., a Massachusetts corporation ("Buyer"), as the term "affiliate" is used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Securities and Exchange Commission (the "Commission"). I have been further advised that pursuant to the terms of the Affiliation Agreement and Plan of Reorganization and Agreement and Plan of Merger dated as of August 30, 1996 (together, the "Merger Agreement"), between Buyer, MOSAIC CORP., a wholly owned subsidiary of Buyer and a Massachusetts corporation ("Merger Subsidiary"), and WALDEN BANCORP, INC., a Massachusetts CORPORATION (the "Seller"), Merger Subsidiary will be merged with and into Seller.

     I represent to and covenant with Buyer that from the date that is thirty
(30) days prior to the Effective Time (as defined in the Merger Agreement) I will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, shares of Buyer Common Stock (as defined in the Merger Agreement) held by me until after such time as results covering at least thirty
(30) days of combined operations of Buyer and Seller have been published by Buyer, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes the results of at least 30 days of combined operations.

                                     Very truly yours,

                                     By:________________________________
                                        Name:

Accepted this ____ day of
_____________, 1996, by

WALDEN BANCORP, INC.

By:__________________________________
        Name:
        Title:

                                                                     EXHIBIT B-2
                                                                     -----------



               FORM OF SELLER AFFILIATE LETTER ADDRESSED TO BUYER

                                                     [Date]

UST Corp.
40 Court Street
Boston, Massachusetts  02108

Ladies and Gentlemen:

     I have been advised that as of the date hereof I may be deemed to be an "affiliate" of WALDEN BANCORP, INC., a Massachusetts corporation ("Seller"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. I have been further advised that pursuant to the terms of the Affiliation Agreement and Plan of Reorganization and Agreement and Plan of Merger dated as of August 30, 1996 (together, the "Merger Agreement"), between UST CORP., a Massachusetts corporation ("Buyer"), MOSAIC CORP., a wholly owned subsidiary of Buyer and a Massachusetts corporation ("Merger Subsidiary"), and Seller, Merger Subsidiary will be merged with and into Seller (the "Merger"), and that as a result of the Merger, I may receive shares of Buyer Common Stock (as defined in the Merger Agreement) in exchange for shares of Seller Common Stock (as defined in the Merger Agreement), owned by me.

     I represent, warrant and covenant to Buyer that in the event I receive any Buyer Common Stock pursuant to the Merger:

          A. I shall not make any sale, transfer or other disposition of the Buyer Common Stock in violation of the Act or the Rules and Regulations.

          B. I have carefully read this letter and the Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Buyer Common Stock to the extent I believed necessary, with my counsel or counsel for Seller.

          C. I have been advised that the issuance of Buyer Common Stock to me pursuant to the Merger has been or will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because, at the time the Merger is or was submitted for a vote of the stockholders of Buyer, I may be deemed to be or to have been an affiliate of Seller and the distribution by me of the Buyer Common Stock will not have been registered under the Act. I agree that I will not sell, transfer or otherwise dispose of Buyer Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Buyer, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

          D. I understand that Buyer is under no obligation to register the sale, transfer or other disposition of the Buyer Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

          E. I also understand that stop transfer instructions will be given to Buyer's transfer agents with respect to the Buyer Common Stock and that there will be placed on the certificates for the Buyer Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

               "The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may be sold or otherwise transferred only in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration."

          F. I also understand that unless the transfer by me of my Buyer Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Buyer reserves the right to put the following legend on the certificates issued to my transferee:

               "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

     It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the legends set forth in E or F, as the case may be, above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer of restrictions shall be lifted forthwith, if (i) any such shares of Buyer Common Stock shall have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Buyer Common Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time an affiliate of Buyer and have been the beneficial owner of the Buyer Common Stock for at least two years (or such other period as may be prescribed by the Securities Act and the rules and regulations promulgated thereunder), and Buyer has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of Buyer and have been the beneficial owner of the Buyer Common Stock for at least three years (or such period as may be prescribed by the Securities Act and the rules and regulations promulgated thereunder), or (v) Buyer shall have received a letter from the staff of the Commission, or an opinion of counsel reasonably acceptable to Buyer, to the effect that the stock transfer restrictions and the legend are not required.

     I further represent to and covenant with Buyer that from the date that is thirty (30) days prior to the Effective Time (as defined in the Merger Agreement) I will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, shares of Seller Common Stock held by me and that I will not sell, transfer or otherwise dispose of, or reduce the risk of ownership with respect to, any shares of Buyer Common Stock received by me in the Merger or other shares of Buyer Common Stock until after such time as results covering at least thirty (30) days of combined operations of Buyer and Seller have been published by Buyer, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes the results of at least 30 days of combined operations.

                                Very truly yours,

                                By:_______________________________
                                   Name:

Accepted this ____ day of
_____________, 1996, by

UST CORP.

By:_________________________________
    Name:
    Title:

                                                                       EXHIBIT D
                                                                       ---------

                                 August 30, 1996

Neal F. Finnegan, President
   and Chief Executive Officer
UST Corp.
40 Court Street
Boston, Massachusetts  02108

Dear Neal:

     The undersigned (the "STOCKHOLDER") owns and has sole voting power with respect to the number of shares of the common stock, par value $1.00 per share (the "SHARES"), of Walden Bancorp, Inc., a Massachusetts corporation (the "SELLER"), indicated opposite the Stockholder's name on SCHEDULE 1 attached hereto.

     Simultaneously with the execution of this letter agreement, UST Corp. (the "BUYER") and the Seller are entering into an Affiliation Agreement and Plan of Reorganization (as amended and in effect from time to time, the "ACQUISITION AGREEMENT") providing, among other things, for the indirect acquisition of the Seller by the Buyer (the "ACQUISITION").

     In consideration of, and as a condition to, the Buyer's entering into the Acquisition Agreement the Stockholder and the Buyer agree as follows:

     1. The Stockholder, while this letter agreement is in effect, shall vote or cause to be voted all of the Shares, as well as any other shares of common stock of Seller of which the Stockholder acquires beneficial ownership and sole voting power, whether pursuant to the exercise of stock options or otherwise, as long as such shares are owned by the Stockholder as of the record date for the special meeting of the Seller's stockholders to be called and held following the date hereof, for the approval of the Acquisition Agreement and the Acquisition and shall vote or cause to be voted all such shares, at such special meeting or any other meeting of the Seller's stockholders following the date hereof, against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of the Seller or any of its subsidiaries with any person or entity other than the Buyer, or any subsidiary of the Buyer.

     2. The agreements contained herein are intended to relate to restrictions on voting and to continue only for such time as may reasonably be necessary to obtain all necessary approvals, including shareholder approval and all necessary governmental approvals, of the Acquisition and all other transactions contemplated by the Acquisition Agreement.

     3. Notwithstanding anything herein to the contrary, the agreements contained herein shall remain in full force and effect until the earlier of (a) the consummation of the Acquisition or (b) the termination of the Acquisition Agreement in accordance with Article VIII thereof.

     4. The Stockholder has signed this letter agreement intending to be bound thereby. The Stockholder expressly agrees that this letter agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Stockholder. All of the covenants and agreements contained in this letter agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

     5. This letter agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

     6. This letter agreement is deemed to be signed as a sealed instrument and is to be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

     If the foregoing accurately reflects your understanding of the subject matter intended to be contained herein, please confirm our agreement by signing this letter where indicated below.

                                Very truly yours,

                                /s/ David E. Bradbury
                                ---------------------------
                                David E. Bradbury






AGREED TO AND ACCEPTED AS OF
THE DATE FIRST ABOVE WRITTEN

UST CORP.

By: /s/ Neal F. Finnegan
   ---------------------------------------
   Name:    Neal F. Finnegan
   Title:   President and Chief Executive Officer



                                   Schedule 1
                                   ----------

                                      Number of Shares
Name of Stockholder             Owned with Sole Voting Power
-------------------             ----------------------------

David E. Bradbury                          85,474


                                    EXHIBIT E
                                    ---------

                                                                Weighting Index

Westamerica Bancorporation                                           5.88
Imperial Bancorp                                                     4.93
Riggs National Corporation                                           5.72
First Midwest Bancorp Inc.                                           4.75
Whitney Holding Corp.                                                6.61
Citizens Bancorp (Maryland)                                          5.62
Magna Group Inc.                                                     8.39
CCB Financial Corporation                                            9.90
Hubco Inc.                                                           3.45
Northfork Bancorporation                                             9.26
Trustco Bank Corp. NY                                                5.11
Cullen/Frost Bankers Inc.                                            7.93
Banknorth Group Inc.                                                 3.43
Associated Banc Corp.                                                8.72
People's Heritage Financial Group                                    6.85
Chittenden Corporation                                               3.45
                                                                   ------
                                                                   100.00%

                                                                      APPENDIX B
                                                                      ----------

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of August 30, 1996 (this "PLAN OF MERGER") by and among UST CORP., a Massachusetts corporation (the "BUYER"), WALDEN BANCORP, INC., a Massachusetts corporation (the "SELLER"), and MOSAIC CORP., a Massachusetts corporation and a wholly-owned subsidiary of the Buyer (the "MERGER SUBSIDIARY"). The Seller and the Merger Subsidiary are hereinafter sometimes collectively referred to as the "CONSTITUENT CORPORATIONS".

     This Plan of Merger is being entered into pursuant to an Affiliation Agreement and Plan of Reorganization, dated as of August 30, 1996 (as amended and in effect from time to time, the "AGREEMENT"), between the Buyer and the Seller.

     All capitalized terms used herein without definition are used with the meanings ascribed thereto in the Agreement.

     In consideration of the premises, and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER
                                   ----------

     1.01 SURVIVING CORPORATION. In accordance with the provisions of this Plan of Merger and the Massachusetts Business Corporation Law ("MBCL"), at the Effective Time (as hereinafter defined), the Merger Subsidiary shall be merged with and into the Seller (the "MERGER"), and the separate corporate existence of the Merger Subsidiary shall cease. The Seller shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "SURVIVING CORPORATION") and shall continue its corporate existence under the laws of the Commonwealth of Massachusetts. The name of the Surviving Corporation shall be Mosaic Corp., unless such name is changed at the request of the Buyer.

     1.02 PURPOSES OF SURVIVING CORPORATION. As of the Effective Time, the purposes of the Surviving Corporation shall be as stated in the Articles of Organization of the Merger Subsidiary immediately prior to the Effective Time.

     1.03 AUTHORIZED CAPITAL STOCK OF SURVIVING CORPORATION. As of the Effective Time, the Surviving Corporation shall be authorized to issue that number of shares of $0.01 par value voting common stock which the Merger Subsidiary is authorized to issue immediately prior to the Effective Time.

     1.04 DESCRIPTION OF CLASSES OF STOCK. As of the Effective Time, each class or series of capital stock of the Surviving Corporation shall have the same preferences, voting powers, qualifications, special or relative rights or privileges as such class or series of capital stock of the Merger Subsidiary possessed immediately prior to the Effective Time.

     1.05 Effect of the Merger.
          --------------------

               (a) Upon the Effective Time, all of the estate, property, rights, privileges, powers and franchises of the Constituent Corporations and all of their property, real, personal and mixed, and all the debts due on whatever account to any of them, as well as all stock subscriptions and other choses in action belonging to any of them, shall be transferred to and vested in the Surviving Corporation, without further act or deed, and all claims, demands, property and other interest shall be the property of the Surviving Corporation, and the title to all real estate vested in any of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger, but shall be vested in the Surviving Corporation.

               (b) Upon the Effective Time, the rights of creditors of any Constituent Corporation shall not in any manner be impaired, nor shall any liability or obligation, including taxes due or to become due, or any claim or demand in any cause existing against such corporation, or any stockholder, director, or officer thereof, be released or impaired by the Merger, but the Surviving Corporation shall be deemed to have assumed, and shall be liable for, all liabilities and obligations of each of the Constituent Corporations in the same manner and to the same extent as if the Surviving Corporation had itself incurred such liabilities or obligations. The stockholders, directors, and officers of the Constituent Corporations shall continue to be subject to all liabilities, claims and demands existing against them as such at or before the Merger. No action or proceeding then pending before any court or tribunal of the Commonwealth of Massachusetts or otherwise in which any Constituent Corporation is a party, or in which any such stockholder, director, or officer is a party, shall abate or be discontinued by reason of the Merger, but any such action or proceeding may be prosecuted to final judgment as though no merger had taken place, or the Surviving Corporation may be substituted as a party in place of any Constituent Corporation by the court in which such action or proceeding is pending.

     1.06 ADDITIONAL ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Merger Subsidiary acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or to otherwise carry out this Plan of Merger, the officers and directors of the Surviving Corporation shall and will be authorized to execute and deliver, in the name and on behalf of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or to otherwise carry out this Plan of Merger.

     1.07 ARTICLES OF ORGANIZATION. At the Effective Time, the Articles of Organization of the Merger Subsidiary as in effect at the Effective Time, shall be by amendment effected by the Plan of Merger, the Articles of Organization of the Surviving Corporation and the By-Laws of the Merger Subsidiary, as in effect at the Effective Time, shall be the By-Laws of the Surviving Corporation and, subject to the rights of the Buyer as the sole stockholder, shall thereafter continue to be its Articles of Organization and By-Laws until amended as provided therein or by law.

     1.08 DIRECTORS AND OFFICERS. At the Effective Time, the Board of Directors of the Surviving Corporation shall consist of those persons comprising the Board of Directors of the Merger Subsidiary prior to the Effective Time, each to hold office in accordance with the Articles of Organization and By-Laws of the Surviving Corporation. The officers of the Merger Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and, subject to the rights of the Buyer as the sole stockholder, after the Effective Time each to hold office in accordance with the Articles of Organization and By-Laws of the Surviving Corporation.

     1.09 EFFECTIVE TIME; CONDITIONS. If all of the conditions precedent set forth in Article VI of the Agreement have been satisfied or waived, and this Plan of Merger is not terminated under Section 3.01 hereof, Articles of Merger with respect to the Merger shall be prepared by the Merger Subsidiary and the Seller and filed and recorded pursuant to Section 78(d) of the MBCL (the

"Articles of Merger"). The Merger shall become effective at, and the Effective Time shall be, the date and time specified in the Articles of Merger which shall be not later than thirty (30) days after the filing of the Articles of Merger (such date and time is herein referred to as the "EFFECTIVE TIME").

                                   ARTICLE II

                              CONVERSION OF SHARES
                              --------------------

     2.01 Effect on Outstanding Shares.
          ----------------------------

               (a) MERGER SUBSIDIARY COMMON STOCK. By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of common stock of the Merger Subsidiary, par value $0.01 per share ("MERGER SUBSIDIARY COMMON STOCK"), issued and outstanding immediately prior to the Effective Time, shall become and be converted into 1.00 share of common stock of the Surviving Corporation, par value $0.01 per share ("SURVIVING CORPORATION COMMON STOCK"). Each certificate which immediately prior to the Effective Time represented outstanding shares of Merger Subsidiary Common Stock shall on and after the Effective Time be deemed for all purposes to represent the number of shares of Surviving Corporation Common Stock into which the shares of Merger Subsidiary Common Stock represented by such certificate shall have been converted pursuant to this Section 2.01(a).

               (b) SELLER COMMON STOCK. (i) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of common stock of the Seller, par value $1.00 per share ("SELLER COMMON STOCK"), issued and outstanding immediately prior to the Effective Time (other than any such shares held directly or indirectly by the Buyer, except in a fiduciary capacity, and any such shares held as treasury stock by the Seller) shall become and be converted into 1.9 shares of the common stock of the Buyer, par value $0.625 per share ("BUYER COMMON STOCK"), together with that number of Buyer rights issued pursuant to the Buyer Rights Agreement associated therewith; PROVIDED, HOWEVER, that in the event that the Buyer has exercised its option to deliver additional shares of its Common Stock pursuant to the last paragraph of Section 8.01(f) of the Agreement, Seller's Common Stock shall be converted into such number of shares of the Common Stock of the Buyer, par value $0.625 per share, as provided in said Section of the Agreement. The number of shares of Buyer Common Stock into which each share of Seller Common Stock shall be converted is hereinafter called the "CONVERSION NUMBER."

               (ii) As of the Effective Time, each share of Seller Common Stock held either directly or indirectly by the Buyer (other than in a fiduciary capacity) or as treasury stock of the Seller shall be cancelled, retired and cease to exist, and no payment shall be made with respect thereto. Each certificate which immediately prior to the Effective Time represented outstanding shares of Seller Common Stock shall on and after the Effective Time be deemed for all purposes to represent the number of shares of Buyer Common Stock into which the shares of Seller Common Stock represented by such certificate shall have been converted pursuant to this Section 2.01(b).

               (c) SHARES OF DISSENTING HOLDERS. No conversion under Section 2.01(b) hereof shall be made with respect to the shares of Seller Common Stock held by a Dissenting Holder (as such term is defined below); PROVIDED, HOWEVER, that each share of Seller Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the applicable provisions of the MBCL, shall be deemed to be converted, as of the Effective Time, into shares of Buyer Common Stock as specified in Section 2.01(b) hereof. The term "DISSENTING HOLDER" shall mean a holder of Seller Common

          Stock who has demanded appraisal rights in compliance with the applicable provisions of the MBCL concerning the right of such holder to dissent from the Merger and demand appraisal of such holder's shares of Seller Common Stock.

               (d) DISSENTER'S RIGHTS. Any Dissenting Holder (i) who files with the Seller a written objection to the Merger before the taking of the vote to approve this Plan of Merger by the shareholders of the Seller and who states in such objection that he intends to demand payment for his shares if the Merger is concluded and (ii) whose shares are not voted in favor of the Merger shall be entitled to demand payment for his shares of Seller Common Stock and an appraisal of the value thereof, in accordance with the provisions of Sections 86 through 98 of the MBCL.

     2.02 ANTI-DILUTION. In the event that, subsequent to the date of this Plan of Merger but prior to the Effective Time, the outstanding shares of Buyer Common Stock or Seller Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in the Buyer's or the Seller's capitalization, other than pursuant to the Agreement, as the case may be (a "RECAPITALIZATION"), then an appropriate and proportionate adjustment shall be made to the Conversion Number so that each holder of Seller Common Stock shall receive under Section 2.01(b) hereof the number of shares of Buyer Common Stock (except for fractional shares) that such holder would have held immediately following the Recapitalization if the Merger had occurred immediately prior to the Recapitalization or the record date therefor, as applicable. For purposes of this Section 2.02, in no event shall the issuance of shares or securities by the Buyer in connection with the Buyer acquiring directly or indirectly the stock or assets of any corporation, bank or other entity be deemed to be a "Recapitalization".

     2.03 PROCEDURES.
          ----------

               (a) Certificates which represent shares of Seller Common Stock that are outstanding immediately prior to the Effective Time (a "CERTIFICATE") and are converted into shares of Buyer Common Stock pursuant to this Article II shall, after the Effective Time, be deemed to represent shares of Buyer Common Stock into which such shares have been converted and shall be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for new certificates representing the shares of Buyer Common Stock into which such shares have been converted.

               (b) As promptly as practicable after the Effective Time, the Exchange Agent shall send to each holder of record of shares of Seller Common Stock outstanding at the Effective Time transmittal materials (which shall be reviewed with the Seller's counsel prior to the Effective Time) for use in exchanging the Certificates for such shares for certificates for shares of Buyer Common Stock into which such shares of Seller Common Stock have been converted pursuant to this
          Article II. Upon surrender of a Certificate, together with a duly executed letter of transmittal and any other required documents, the holder of such Certificate shall be entitled to receive, in exchange therefor, a certificate for the number of shares of Buyer Common Stock to which such holder is entitled pursuant to Section 2.01(b) hereof, and such Certificate shall forthwith be cancelled. No dividend or other distribution payable after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate, at which time such holder shall receive all dividends and distributions, without interest thereon, previously payable but withheld from such holder pursuant hereto. After the Effective Time, there shall be no transfers on the stock transfer books of the Seller of shares of Seller Common Stock which were issued and outstanding at the Effective Time and converted pursuant to the provisions of this Article II. If, after the Effective Time, Certificates are presented for transfer to the Seller, they shall be cancelled and exchanged for the shares of Buyer Common Stock deliverable in respect thereof as determined in accordance with the provisions and procedures set forth in this Article II.

               (c) In lieu of the issuance of fractional shares of Buyer Common Stock pursuant to Sections 2.01(b) of this Plan of Merger, cash adjustments, without interest, will be paid to the holders of Seller Common Stock in respect of any fractional share that would otherwise be issuable and the amount of such cash adjustment shall be equal to an amount in cash determined by multiplying such holder's fractional interest by the "Average Price" of a share of Buyer Common Stock (rounded up to the nearest cent). The "CLOSING PRICE" of a share of Buyer Common Stock shall be the average of the last sale prices thereof as reported on the National Association of Securities Dealers Automated Quotation system over the ten (10) consecutive trading day period immediately preceding the date on which the last Requisite Regulatory Approval is received (without regard to any waiting period attached to the effectiveness thereof). For purposes of determining whether, and in what amounts, a particular holder of Seller Common Stock would be entitled to receive cash adjustments under this Section 2.03(c), shares of record held by such holder and represented by two or more Certificates shall be aggregated.

               (d) After the Effective Time, holders of certificates of the Seller Common Stock (or its corporate predecessors in interest, including the Co-operative Bank of Concord or the Braintree Savings
          Bank) shall cease to be, and shall have no rights as, stockholders of the Seller, other than (i) to receive shares of Buyer Common Stock into which such shares have been converted and, if applicable, fractional share payments pursuant to the provisions hereof and (ii) the rights afforded to any Dissenting Holder (as defined in Section 2.01(c)) under applicable provisions of the MBCL.

               (e) Notwithstanding the foregoing, neither the Buyer nor the Seller nor any other person shall be liable to any former holder of shares of Seller Common Stock for any shares or any dividends or distributions with respect thereto properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

               (f) In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed, and the receipt by the Buyer of appropriate and customary indemnification, the Buyer will issue in exchange for such lost, stolen or destroyed Certificate shares of Buyer Common Stock and the fractional share payment, if any, deliverable in respect thereof as determined in accordance with this Article II.

               (g) If any certificate representing shares of Buyer Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer (including, but not limited to, that the signature of the transferor shall be properly guaranteed by a commercial bank, trust company, member firm of the NASD or other eligible guarantor institution), and that the person requesting such exchange shall pay to the Exchange Agent (as such term is defined in Section 4.01 hereof) in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     2.04 CONVERSION OF OPTIONS. Each stock option (other than the Seller Option) issued by the Seller to a third party, whether or not currently exercisable, which entitles such third party to purchase Seller Common Stock, and which is outstanding and unexercised immediately prior to the Effective Time, shall be converted into an option to purchase shares of Buyer Common Stock, and the Buyer shall assume each such option in accordance with the terms of the Seller stock option plan under which it was granted and the stock option or other agreement by which it is evidenced, with the following terms:

          (a) The number of shares of Buyer Common Stock shall be equal to the product of the number of shares of Seller Common Stock previously subject thereto and the Conversion Number, rounded down to the nearest whole share; and

          (b) The exercise price per share of Buyer Common Stock shall be equal to the exercise price per share of Seller Common Stock previously subject thereto divided by the Conversion Number, rounded up to the nearest cent; and

          (c) The duration and other terms of such Stock Option shall be unchanged except that all references to the Seller shall be deemed to be references to the Buyer; and

          (d) The Buyer shall assume the option as contemplated by Section 424(a) of the Code; and

          (e) With respect to any stock option on Seller's Common Stock which is an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the Buyer shall take such actions (other than delaying the date the options on Buyer Common Stock become exercisable beyond the date on which such options would otherwise become exercisable pursuant to the relevant Seller Stock Plan) as may be necessary or appropriate to cause such option, upon being converted to an option on Buyer Common Stock, to remain such an incentive stock option.

                                   ARTICLE III

                            AMENDMENT AND TERMINATION
                            -------------------------

     3.01 TERMINATION. Notwithstanding the approval and adoption of this Plan of Merger by the stockholders of the Seller, the Buyer and the Merger Subsidiary, this Plan of Merger shall terminate forthwith in the event that the Agreement shall be terminated as therein provided. In the event of the termination of this Plan of Merger as provided above, this Plan of Merger shall forthwith become null and void and there shall be no liability on the part of any of the parties hereto except as otherwise provided in the Agreement.

     3.02 AMENDMENT. This Plan of Merger shall not be amended except by an instrument in writing signed on behalf of each of the parties hereto pursuant to an amendment to the Agreement approved in the manner therein provided. If any such amendment to the Agreement is so approved, any amendment to this Plan of Merger required by such amendment to the Agreement shall be effected by the parties hereto by action taken by their respective Boards of Directors.

                                   ARTICLE IV

                                  MISCELLANEOUS
                                  -------------

     4.01 EXCHANGE AGENT. Prior to the Effective Time, the Buyer shall appoint United States Trust Company, Boston, Massachusetts as exchange agent for the purpose of exchanging certificates representing shares of Buyer Common Stock for Certificates representing shares of Seller Common Stock (the "EXCHANGE AGENT"), and the Buyer shall issue and deliver to the Exchange Agent certificates representing shares of Buyer Common Stock and shall pay to the Exchange Agent such amounts of cash as shall be required to be delivered to holders of shares of Seller Common Stock in lieu of fractional shares of Buyer Common Stock, pursuant to Article II of this Plan of Merger.

     4.02 COUNTERPARTS. This Plan of Merger may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties.

     4.03 GOVERNING LAW. This Plan of Merger shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be duly executed and delivered as a sealed instrument as of the date first above written.

                              UST CORP.

                              By:     /s/  Neal F. Finnegan
                                      -------------------------
                                      President

                              By:     /s/  James K. Hunt
                                      -------------------------
                                      Treasurer

                              WALDEN BANCORP, INC.

                              By:     /s/  David E. Bradbury
                                      -------------------------
                                      President

                              By:     /s/  Michael O. Gilles
                                      -------------------------
                                      Treasurer

                              MOSAIC CORP.

                              By:     /s/  Neal F. Finnegan
                                      -------------------------
                                      President

                              By:     /s/  James K Hunt
                                      -------------------------
                                      Treasurer

                                                                      APPENDIX C
                                                                      ----------

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of August 30, 1996, between WALDEN BANCORP, INC., a Massachusetts corporation (the "ISSUER") and UST CORP., a Massachusetts corporation (the "GRANTEE").

     WHEREAS, the Grantee and the Issuer are entering into an Affiliation Agreement and Plan of Reorganization of even date herewith (as amended and in effect from time to time, the "ACQUISITION AGREEMENT"), which agreement is being executed by the parties thereto simultaneously with this Agreement; and

     WHEREAS, as a condition to the Grantee's entry into the Acquisition Agreement and in consideration for such entry, the Issuer has agreed to grant the Grantee the Option (as hereinafter defined);

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Acquisition Agreement, the parties hereto agree as follows:

     1. (a) The Issuer hereby grants to the Grantee an unconditional, irrevocable option (the "OPTION") to purchase, subject to the terms hereof, up to 1,016,868 fully paid and nonassessable shares (the "OPTION SHARES") of common stock, no par value, of the Issuer ("COMMON STOCK") at a price of $20.50 per share (the "OPTION PRICE"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth provided that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock (without giving effect to any shares of Common Stock issued pursuant to the Option) less the number of shares previously issued pursuant to exercise of the Option.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to exercise of the Option pursuant to this Agreement or as contemplated by Section 5(a) of this Agreement), including, without limitation, pursuant to stock option or other employee plans or as a result of the exercise of conversion rights, the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this
Section 1(b) or elsewhere in this Agreement shall be deemed to authorize the Issuer or the Grantee to breach any provision of the Acquisition Agreement.

     2. (a) The Holder (as such term is defined in paragraph (c) below) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as defined in paragraph (e) below) and a Subsequent Triggering Event (as defined in paragraph (f) below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined in paragraph (b) below), PROVIDED that the Holder shall have sent the written notice of such exercise (as provided in paragraph (h) of this Section 2) within thirty (30) days following such Subsequent Triggering Event and prior to the Exercise Termination Event.

     (b) The term "EXERCISE TERMINATION EVENT" shall mean the earliest of (i) the Effective Time of the Merger, (ii) any termination of the Acquisition Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, and (iii) in the event of any termination of the Acquisition Agreement in accordance with the provisions thereof after the occurrence of an Initial Triggering Event, the passage of twelve (12) months after such termination. Notwithstanding the termination of the Option, the Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in whole or in part prior to the termination of the Option.

     (c) The term "HOLDER" shall mean the holder or holders of the Option.

     (d) The term "SCHEDULE 13G INVESTOR" shall mean any person holding voting securities of the Issuer eligible to report the beneficial ownership of such securities on Schedule 13G pursuant to the provisions of Rule 13d-1 under the Exchange Act.

     (e) The term "INITIAL TRIGGERING EVENT" shall mean any of the following events or transactions occurring after the date hereof:

          (i) The Issuer or any subsidiary of the Issuer, without having received the Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any Person (the term "PERSON" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than the Grantee or any subsidiary of the Grantee, or, without the consent of the Grantee, the Board of Directors of the Issuer shall have approved an Acquisition Transaction or recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than as contemplated by the Acquisition Agreement. For purposes of this Agreement, the term "ACQUISITION TRANSACTION" shall mean
     (A) a merger or consolidation, or any similar transaction, with the Issuer or any Significant Subsidiary of the Issuer, or any subsidiary of the Issuer which, after such transaction, would be a Significant Subsidiary of the Issuer, (B) a purchase, lease or other acquisition of all or substantially all of the assets of the Issuer or any Significant Subsidiary of the Issuer or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing ten percent (10%) or more of the voting power of the Issuer or any Significant Subsidiary of the Issuer;

          (ii) The stockholders of the Issuer shall not have approved the Acquisition Agreement at the meeting of such stockholders held for the purpose of voting on the Acquisition Agreement, such meeting shall not have been held or shall have been canceled prior to the termination of the Acquisition Agreement, or the Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to the Grantee the recommendation of the Issuer's Board of Directors with respect to the Acquisition Agreement, in each case after; (A), any Person, other than the Grantee or any subsidiary of the Grantee or the Issuer in a fiduciary capacity, and other than a Schedule 13G Investor, shall have acquired beneficial ownership (as hereinafter defined) or the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock if such Person owned beneficially less than ten percent (10%) of the outstanding shares of Common Stock on the date of this Agreement, or any Person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of Common Stock if such Person owned beneficially ten percent (10%) or more of the outstanding shares of Common Stock on the date of this Agreement (the term "BENEFICIAL OWNERSHIP" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and in the rules and regulations thereunder);
     (B), any Person, other than the Grantee or any subsidiary of the Grantee, shall have made a bona-fide proposal to the Issuer or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; or
     (C), any Person other than the Grantee or any Subsidiary of the Grantee, other than in connection with a transaction to which the Grantee has given its prior written consent, shall have filed an application or

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


     notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

          (iii) After any Person other than the Grantee or any subsidiary of the Grantee has made a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction, the Issuer shall have breached any covenant or obligation contained in the Acquisition Agreement and such breach (A) would entitle the Grantee to terminate the Acquisition Agreement and (B) shall not have been remedied prior to the Notice Date (as defined in paragraph
     (h) below); or

          (iv) Any person (other than Grantee or any Subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively).

     (f) The term "SUBSEQUENT TRIGGERING EVENT" shall mean either of the following events or transactions occurring after the date hereof:

          (i) The acquisition by any Person (other than a Schedule 13G Investor) of beneficial ownership of twenty-five percent (25%) or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) of paragraph (e) of this Section 2, except that the percentage referenced in clause (C) thereof shall be twenty-five percent (25%) in lieu of ten percent (10%).

     (g) The Issuer shall notify the Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "TRIGGERING EVENT"), it being understood that the giving of such notice by the Issuer shall not be a condition to the right of the Holder to exercise the Option.

     (h) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to the Issuer a written notice (the date of which being herein referred to as the "NOTICE DATE") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three (3) business days nor later than forty-five (45) business days from the Notice Date for the closing of such purchase (the "CLOSING"); PROVIDED that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. The term "business day" for purposes of this Agreement means any day, excluding Saturdays, Sundays and any other day that is a legal holiday in the Commonwealth of Massachusetts or a day on which banking institutions in the Commonwealth of Massachusetts are authorized by law or executive order to close.

     (i) At the Closing, the Holder shall pay to the Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by the Issuer, PROVIDED that failure or refusal of the Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

     (j) At such Closing, simultaneously with the delivery of immediately available funds as provided in paragraph (i) above, the Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to the Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

     (k) Certificates for the Common Stock delivered at a Closing hereunder may (in the sole discretion of the Issuer) be endorsed with a restrictive legend that shall read substantially as follows:

     "THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTION PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF AUGUST 30, 1996, A COPY OF WHICH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such legend. In addition, such certificates shall bear any other legend as may be required by law.

     (l) Upon the giving by the Holder to the Issuer of the written notice of exercise of the Option provided for under paragraph (h) above, the tender of the applicable purchase price in immediately available funds and the tender of a copy of this Agreement to the Issuer, such Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

     3. The Issuer agrees (a) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without requiring the Issuer's stockholders to approve an increase in the number of authorized shares of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock, (b) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, (c) promptly to take all action as may from time to time be required (including without limitation cooperating fully with any Holders in preparing any applications or notices required under the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978, as amended, or any state banking law), in order to permit such Holders to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto, and (d) promptly to take all action provided herein to protect the rights of any Holders against dilution.

     4. This Agreement (and the Option granted hereby) is exchangeable, without expense, at the option of each Holder, upon presentation and surrender of this Agreement at the principal office of the Issuer, for other Agreements providing for Options of different denominations entitling the Holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder.

The terms "AGREEMENT" and "OPTION" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute for all purposes and under all circumstances a contractual obligation on the part of the Issuer, whether or not this Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     5. In addition to the adjustment in the number of Option Shares pursuant to
Section 1 of this Agreement, the number of Option Shares shall be subject to adjustment from time to time as provided in this Section 5.

     (a) (i) In the event of any change in the shares of Common Stock by reason of stock dividend, split up, merger, recapitalization, subdivision, conversion, combination, exchange of shares or similar transaction, the type and number of Option Shares, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that the Grantee shall receive upon exercise of the Option the number and class of shares or other securities or property that the Grantee would have held immediately after such event if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

          (ii) The Issuer may make such increases in the number of Option Shares, in addition to those required under subparagraph (a)(i) above, as shall be determined by its Board of Directors to be advisable in order to avoid taxation, so far as practicable, of any dividend of stock or stock rights or any event treated as such for federal income tax purposes to the recipients.

     (b) Whenever the number of Option Shares (or other securities) purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of Option Shares prior to the adjustment and the denominator of which is equal to the number of Option Shares (or other securities) purchasable after the adjustment.

     6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within thirty (30) days of such Subsequent Triggering Event (whether on the Grantor's own behalf or on the behalf of any subsequent Holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current, with respect to the Option and the Option Shares, a "shelf" registration statement under Rule 415 of the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares under any applicable state securities laws. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect sales or other dispositions of Option Shares. Grantee shall have the right to demand two such registrations. Any registration statement prepared and filed under this Section 6, and any sales covered thereby, shall be at Issuer's expense, except for underwriting discounts or commissions, broker's fees and expenses and the fees and disbursements of Grantee's counsel related thereto. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Option or Option Shares would interfere with the

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
successful marketing of the shares represented by the Option the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; PROVIDED, HOWEVER, that if such reduction occurs, the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer.

     7. (a) Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, (i) at the request of any Holder, delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase the Option from the Holder at a price (the "OPTION REPURCHASE PRICE") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised, plus, to the extent not previously reimbursed, the Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of the Grantee's rights under, the Acquisition Agreement, including without limitation legal, accounting and investment banking fees (the "GRANTEE'S OUT-OF-POCKET EXPENSES"), and (ii) at the request of any owner of Option Shares from time to time (the "OWNER"), delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase such number of the Option Shares from such Owner as the Owner shall designate at a price per share ("OPTION SHARE REPURCHASE PRICE") equal to the greater of (A) the market/offer price and (B) the average exercise price per share paid by the Owner for the Option Shares so designated, plus, to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses. The term "MARKET/OFFER PRICE" shall mean the highest of (w) the price per share of the Common Stock at which a tender offer or exchange offer therefor has been made, (x) the price per share of the Common Stock to be paid by any Person, other than the Grantee or a subsidiary of the Grantee, pursuant to an agreement with the Issuer, (y) the highest closing price for shares of Common Stock within the six (6) month period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (z) in the event of a sale of all or substantially all of the Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of the Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to the Issuer.

     (b) Each Holder and Owner, as the case may be, may exercise its right to require the Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to the Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that such Holder or Owner elects to require the Issuer to repurchase this Option and/or Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within ten (10) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, the Issuer shall deliver or cause to be delivered to each Holder the Option Repurchase Price and/or to each Owner the Option Share Repurchase Price therefor or the portion thereof that the Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that the Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding

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

obligation with a governmental or regulatory body or agency, from repurchasing the Option and/or the Option Shares in full, the Issuer shall immediately so notify each Holder and/or each Owner and thereafter deliver or cause to be delivered, from time to time, to such Holder and/or Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within ten (10) business days after the date on which the Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if the Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to any Holder and/or Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in part or in full (and the Issuer hereby undertakes to use its best efforts to receive all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), such Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon the Issuer shall promptly (i) deliver to such Holder and/or Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that the Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to such Holder, a new Stock Option Agreement evidencing the right of such Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to such Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

     8. (a) In the event that prior to an Exercise Termination Event, the Issuer shall enter into an agreement (i) to consolidate with or merge into any Person, other than the Grantee or one of the Grantee's subsidiaries, and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than the Grantee or one of its subsidiaries, to merge into the Issuer and the Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or the then outstanding shares of Common Stock shall, after such merger, represent less than fifty percent (50%) of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than the Grantee or one of the Grantee's subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "SUBSTITUTE OPTION"), at the election of the Holder, of either (A) the Acquiring Corporation (as defined in paragraph (b) below) or (B) any Person that controls the Acquiring Corporation.

          (b) The following terms have the meanings indicated:

          (i) The term "ACQUIRING CORPORATION" shall mean (A) the continuing or surviving corporation of a consolidation or merger with the Issuer (if other than the Issuer), (B) the Issuer in a merger in which the Issuer is the continuing or surviving Person, and (C) the transferee of all or substantially all of the Issuer's assets.

          (ii) The term "SUBSTITUTE COMMON STOCK" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii) The term "ASSIGNED VALUE" shall mean the "market/offer price", as defined in paragraph (a) of Section 7 hereof.

          (iv) The term "AVERAGE PRICE" shall mean the average closing price of a share of the Substitute Common Stock for the one (1) year period immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale, PROVIDED that if the Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Person merging into the Issuer or by any company which controls such Person, as the Holder may elect.

     (c) The Substitute Option shall have the same terms as the Option, PROVIDED that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall, to the extent legally permissible, be as similar as possible to, and in no event less advantageous to the Holder than, the terms of the Option. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock as is equal to (i) the product of (A) the Assigned Value and (B) the number of shares of Common Stock for which the Option is then exercisable, divided by (ii) the Average Price. The exercise price of the Substitute Option per share of the Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of Option Shares and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

     (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option (without giving effect to any shares of Substitute Common Stock issued pursuant to the Substitute Option) less the number of shares previously issued pursuant to the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this paragraph
(e), the issuer of the Substitute Option (THE "SUBSTITUTE OPTION ISSUER") shall make a cash payment to the Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this paragraph (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this paragraph (e). The difference in value shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be.

     (f) The Issuer shall not enter into any transaction described in paragraph
(a) of this Section 8 unless the Acquiring Corporation and any Person that controls the Acquiring Corporation shall have assumed in writing all the obligations of the Issuer hereunder.

     9. (a) At the written request of the holder of the Substitute Option (the "SUBSTITUTE OPTION HOLDER"), the issuer of the Substitute Option (the "SUBSTITUTE OPTION ISSUER") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "SUBSTITUTE OPTION REPURCHASE PRICE") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of the Substitute Common Stock for which the Substitute Option may then be exercised, PLUS to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses, and at the request of each owner (the "SUBSTITUTE SHARE OWNER") of shares of the Substitute Common Stock (the "SUBSTITUTE SHARES"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price per share (the "SUBSTITUTE SHARE REPURCHASE PRICE") equal to the greater of (A) the Highest Closing Price and (B) the average exercise price per share paid by the Substitute Share Owner for the Substitute Shares so designated, plus, to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses. The term "HIGHEST CLOSING PRICE" shall mean the highest closing price for shares of the Substitute Common Stock within the six (6) month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

     (b) Each Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that such Substitute Option Holder or Substitute Share Owner elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five (5) business days after the surrender of the Substitute Option and/or the certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor, or the portion(s) thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Substitute Option and/or the Substitute Shares in full, the Substitute Option Issuer shall immediately so notify each Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited, PROVIDED, HOWEVER, that if the Substitute Option Issuer is, at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in part or in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing.

     10. The thirty (30) day period for exercise of certain rights under Sections 2, 6, 7 and 12 hereof shall be extended in each such case: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; and

(ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise, PROVIDED that notice of intent to exercise such rights shall be given to the Issuer within the requisite thirty
(30) day period and the Grantee and the Holders shall use their best efforts to promptly obtain all requisite approvals and cause the expiration of all requisite waiting periods.

     11. The Issuer hereby represents and warrants to the Grantee as follows:

     (a) The Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Issuer and no other corporate proceedings on the part of the Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Issuer. This Agreement is the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with its respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

     (b) The Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

     12. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other Person, whether by operation of law or otherwise, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, the Grantee may, subject to the right of first refusal set forth in Section 13, assign, transfer or sell in whole or in part its rights and obligations hereunder within thirty (30) days following such Subsequent Triggering Event (or such later period as provided in Section 10); PROVIDED, HOWEVER, that in the event the Grantee sells, assigns or transfers all or a portion of the Option to other Holders as permitted by this Agreement, the Grantee may exercise its rights hereunder on behalf of itself and such Holders.

     13. If at any time after the occurrence of a Subsequent Triggering Event and, with respect to shares of Common Stock or other securities acquired by the Grantee pursuant to an exercise of the Option, prior to the expiration of twenty-four (24) months after the expiration of the Option pursuant to Section 2(b), the Grantee shall desire to sell, assign, transfer or otherwise dispose of the Option, in whole or in part, or all or any of the shares of Common Stock or other securities acquired by the Grantee pursuant to the Option, the Grantee shall give the Issuer written notice of the proposed transaction (an "OFFEROR'S NOTICE"), identifying the proposed transferee, accompanied by a copy of a binding offer to purchase the Option or such shares or other securities signed by such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by the Grantee to the Issuer, which may be accepted within ten (10) business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which the Grantee is proposing to transfer the Option or such shares or other securities to such transferee. The purchase of the Option or such shares or other securities by the Issuer shall be settled within five (5) business days of the date of the acceptance of the offer and the purchase price shall be paid to the Grantee in immediately available funds, PROVIDED that, if prior notification to or approval, consent or waiver of the Federal Reserve Board or any other regulatory authority is required in connection with such purchase, the Issuer shall promptly file the required notice or application for approval, consent or waiver and shall expeditiously process the same (and the Grantee shall cooperate with the Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (a) the required notification period has expired or been terminated or (b) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of the failure or refusal of the Issuer to purchase the Option or the shares or other securities, as the case may be, covered by an Offeror's Notice or if the Federal Reserve Board or any other regulatory authority disapproves the Issuer's proposed purchase of the Option or such shares or other securities, the Grantee may, within sixty (60) days following the date of the Offeror's Notice (subject to any necessary extension for regulatory notification, approval, or waiting periods), sell all, but not less than all, of the portion of the Option (which may be one hundred percent (100%)) or such shares or other securities, as the case may be, proposed to be transferred to the proposed transferee identified in the Offeror's Notice at no less than the price specified and on terms no more favorable to the proposed transferee than those set forth in the Offeror's Notice. The requirements of this Section 13 shall not apply to (i) any disposition of the Option or any shares of Common Stock or other securities by a Person to whom the Grantee has assigned its rights under the Option with the prior written consent of the Issuer, (ii) any sale by means of a public offering in which steps are taken to reasonably ensure that no purchaser will acquire securities representing more than five percent (5%) of the outstanding shares of Common Stock of the Issuer or (iii) any transfer to a direct or indirect wholly-owned subsidiary of the Grantee which agrees in writing to be bound by the terms hereof.

     14. Each of the Grantee and the Issuer will use all reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, for approval to acquire the shares issuable hereunder.

     15. Notwithstanding anything to the contrary herein, in the event that the Holder or the Owner or any Related Person thereof (as hereinafter defined) is a Person making an offer or proposal to engage in an Acquisition Transaction (other than the transaction contemplated by the Acquisition Agreement), then (a) in the case of a Holder or any Related Person thereof, the Option held by it shall immediately terminate and be of no further force or effect, and (b) in the case of an Owner or any Related Person thereof, the Option Shares held by it shall be immediately repurchasable by the Issuer at the Option Price. For purposes of this Agreement, a "RELATED PERSON" of a Holder or Owner means any Affiliate (as defined in Rule 12b-2 of the rules and regulations under the Exchange Act) of the Holder or the Owner and any Person that is required to file a Schedule 13D with the Holder or the Owner with respect to shares of Common Stock or options to acquire the Common Stock.

     16. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

     17. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or the Issuer is not permitted to repurchase pursuant to
Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Sections 1(b) or 5 hereof), it is the express intention of the Issuer to allow the Holder to acquire or to require the Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     18. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in Person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Acquisition Agreement.

     19. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     20. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     21. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     22. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     23. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Acquisition Agreement.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as a sealed instrument on its behalf by its officers thereunder duly authorized, all as of the day and year first above written.

                                      WALDEN BANCORP, INC.

                                      By:    /s/  David E. Bradbury
                                             ----------------------------
                                             Name:     David E. Bradbury
                                             Title:    President

                                      UST CORP.

                                      By:    /s/  Neal F. Finnegan
                                             ----------------------------
                                             Name:     Neal F. Finnegan
                                             Title:    President

                                                                      APPENDIX D
                                                                      ----------

                          [FOX-PITT, KELTON LETTERHEAD]

November 5, 1996

Board of Directors
UST Corp.
40 Court Street
Boston, Massachusetts  02108

Ladies and Gentlemen:

Fox-Pitt, Kelton Inc. ("Fox-Pitt, Kelton") understands that UST Corp. ("UST") and Walden Bancorp, Inc. ("Walden") have entered into an Affiliation Agreement and Plan of Reorganization, dated as of August 30, 1996 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Mosaic Corp., a newly formed wholly owned UST subsidiary (the "Merger Subsidiary"), with and into Walden. Pursuant to the Merger Agreement and subject to certain exceptions set forth therein, at the effective time of the Merger, each issued and outstanding share of common stock of Walden, par value $1.00 per share (the "Walden Common Stock"), shall be converted into the right to receive
1.9 shares (the "Exchange Ratio") of common stock of UST, par value $0.625 per share (the "UST Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for Fox-Pitt, Kelton's opinion as to whether the Exchange Ratio is fair, from a financial point of view, to UST.

In arriving at the opinion set forth below, Fox-Pitt, Kelton has, among other things:

     (a) reviewed and analyzed certain publicly available financial statements for UST and Walden;

     (b) analyzed certain internal financial statements, including financial projections, and other financial and operating data prepared by the managements of UST and Walden;

     (c) discussed the past, present and future operations, financial condition and prospects of UST and Walden with senior executives of the respective companies;

     (d) reviewed the reported prices and trading activity of UST Common Stock and Walden Common Stock;

     (e) compared the financial performance and condition of UST and Walden and the reported prices and trading activity of UST Common Stock and Walden Common Stock with that of certain other comparable publicly traded companies;

     (f) reviewed and discussed with senior executives of UST and Walden the strategic objectives of the Merger and the synergies and certain other benefits of the Merger to UST;

     (g) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions comparable, in whole or in part, to the Merger;

     (h)  reviewed the Merger Agreement; and

     (i)  performed such other analyses as we have deemed appropriate.

Fox-Pitt, Kelton has assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information it has reviewed for the purposes of providing this opinion, and we have not assumed any responsibility for independent verification of such information. Fox-Pitt, Kelton has not assumed any responsibility for independent valuation of the assets and liabilities of UST or Walden nor does it assume any responsibility for reviewing loan files or visiting branch locations. With respect to the financial projections, Fox-Pitt, Kelton has assumed that they have been reasonably prepared by the respective managements of UST and Walden on bases reflecting the best currently available estimates and judgments of the future financial performance of UST and Walden, including projected cost savings and operating synergies from the Merger. We express no view as to such projections or the assumptions on which they are based. Fox-Pitt, Kelton's opinion is based upon economic, market and other conditions as they exist and can be evaluated on November 4, 1996.

In the normal course of its investment banking business, Fox-Pitt, Kelton is regularly engaged in the valuation of banking and thrift company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking and thrift companies, Fox-Pitt, Kelton has experience in, and knowledge of, the valuation of such enterprises.

In the normal course of its business, Fox-Pitt, Kelton provides research coverage on UST and has traded the equity securities of UST for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have acted as financial advisor to UST in connection with this Merger and have received a fee for our work performed to date and we also will be receiving a fee upon the completion of the Merger.

It is understood that this letter is for the information of the Board of Directors of UST and may not be used for any other purpose without our prior written consent except for inclusion in a proxy statement related to the Merger, which we have had an opportunity to review. This opinion does not constitute a recommendation to any shareholder of UST as to how any such shareholder should vote on the Merger.

Based upon and subject to the foregoing, Fox-Pitt, Kelton is of the opinion on the date hereof that the Exchange Ratio is fair, from a financial point of view, to UST.

Very truly yours,

/s/ FOX-PITT, KELTON INC.


FOX-PITT, KELTON INC.

                                                                      APPENDIX E
                                                                      ----------

                            [PAINEWEBBER LETTERHEAD]

November 5, 1996

Board of Directors
Walden Bancorp, Inc.
125 Nagog Park
Acton, MA  01720

Gentlemen:

     Walden Bancorp, Inc. (the "Company") and UST Corp. (the "Acquiring Company" or the "Purchaser"), propose to enter into a transaction (the "Merger") in which the Company will be acquired by the Purchaser and each share of the company's common stock, par value $1.00 per share (the "Shares"), will be converted into
1.9 shares of the Acquiring Company's common stock (the "Consideration"), par value $0.625 per share (the "Acquiring Company Shares"). The Merger is expected to be considered by the shareholders of the Company and the Acquiring company at special meetings and consummated shortly thereafter.

     You have asked us whether, in our opinion, the proposed Consideration to be received by the shareholders of the company pursuant to the Merger is fair to the shareholders of the Company from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's audited Annual Reports, Forms 10-K, Forms F-2 and related financial information for the five fiscal years ended December 31, 1995 and the Company's Form 10-Q and related unaudited financial information for the six months ended June 30, 1996;

     (2) Reviewed certain unaudited financial information for the year ended December 31, 1995 and the nine months ended September 30, 1996, relating to the Company;


     (3) Reviewed the Acquiring Company's audited Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995 and the Acquiring Company's Form 10-Q and related unaudited financial information for the six months ended June 30, 1996;

     (4) Reviewed certain unaudited financial information for the year ended December 31, 1995 and the nine months ended September 30, 1996, relating to the Acquiring Company;

     (5) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, confidentially furnished to us by the Company;

     (6) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Acquiring company, confidentially furnished to us by the Acquiring Company;

     (7) Conducted discussion with members of senior management of the Company concerning its businesses and prospects;

     (8) Conducted discussions with members of senior management of the Acquiring Company concerning its businesses and prospects;

     (9) Reviewed the historical market prices and trading activity for the Shares and the Acquiring Company Shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company and the Acquiring Company, respectively;

     (10) Compared the results of operations of the Company and the Acquiring Company with those of certain companies which we deemed to be reasonably similar to the Company and the Acquiring Company, respectively;

     (11) Compared the proposed financial terms of the Merger with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (12) Reviewed the definitive agreement relating to the proposed Consideration to be received in the Merger; and

     (13) Reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and the Acquiring Company and from generally recognized public sources, and we have not assumed any responsibility to independently verify such information or undertaken an independent appraisal of the assets of the Company or the Acquiring Company. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared and reflect good faith estimates and judgments of the management of the Company and the Acquiring Company respectively as to future performance of the Company and the Acquiring Company. We have not reviewed the loan files of either the Company or the Acquiring Company. This opinion does not address the relative merits of the Merger or any other transactions or business strategies considered by the Board of Directors of the Company as alternatives to the Merger or the decisions of the Board of Directors to proceed with the Merger. No opinion is expressed herein as to the price at which the securities to be issued in the Merger to the shareholders of the Company may trade at any time. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

     Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote on the Merger.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Consideration to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view.

                                Very truly yours,


                                /s/ PAINEWEBBER INCORPORATED


                                PAINEWEBBER INCORPORATED

                           [ALTERNATE WALDEN PAGE]

                                                                      APPENDIX F
                                                                      ----------

                TEXT OF SECTIONS 85 TO 98 OF CHAPTER 156B OF THE
                     MASSACHUSETTS BUSINESS CORPORATION LAW

[Section]85.  DISSENTING STOCKHOLDER; RIGHT TO DEMAND PAYMENT FOR STOCK;
EXCEPTION

     A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

[Section]86.  SELECTIONS APPLICABLE TO APPRAISAL; PREREQUISITES

     If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

[Section]87. STATEMENT OF RIGHTS OF OBJECTING STOCKHOLDERS IN NOTICE OF MEETING; FORM

     The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

               "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and
          (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

                           [ALTERNATE WALDEN PAGE]


[Section]88.    NOTICE OF EFFECTIVENESS OF ACTION OBJECTED TO

     The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

[Section]89.    DEMAND FOR PAYMENT; TIME FOR PAYMENT

     If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

[Section]90.    DEMAND FOR DETERMINATION OF VALUE; BILL IN EQUITY; VENUE

     If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

[Section]91.    PARTIES TO SUIT TO DETERMINE VALUE; SERVICE

     If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

                           [ALTERNATE WALDEN PAGE]

[Section]92.    DECREE DETERMINING VALUE AND ORDERING PAYMENT; VALUATION DATE

     After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

[Section]93.    REFERENCE TO SPECIAL MASTER

     The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

[Section]94.    NOTATION ON STOCK CERTIFICATES OF PENDENCY OF BILL

     On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

[Section]95.    COSTS; INTEREST

     The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

[Section]96.    DIVIDENDS AND VOTING RIGHTS AFTER DEMAND FOR PAYMENT

     Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

     (1) A bill shall not be filed within the time provided in section ninety;
     (2) A bill, if filed, shall be dismissed as to such stockholder; or
     (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

                           [ALTERNATE WALDEN PAGE]


[Section]97.    STATUS OF SHARES PAID FOR

     The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

[Section]98.    EXCLUSIVE REMEDY; EXCEPTION

     The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 67 of Chapter 156B of the Massachusetts General Laws authorizes a corporation to indemnify any director, officer, employee or other agent of the corporation to whatever extent specified in or authorized by (a) the articles of organization, (b) a by-law adopted by the stockholders or (c) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.

     The Registrant's Articles of Organization provide that the Registrant shall, to the fullest extent legally permissible, indemnify each person who is or was a director, officer, employee or other agent of the Registrant and each person who is or was serving at the request of the Registrant as such of another corporation or of any partnership, joint venture, trust, employee benefit plan or other enterprise or organization, against all liabilities, costs and expenses, including but not limited to amounts paid in satisfaction of judgments, in settlement or as fines and penalties, and counsel fees and disbursements, reasonably incurred by him or her in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding, whether civil, criminal, administrative or investigative, before any court or administrative or legislative or investigative body, in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while in office or thereafter, by reason of his or her being or having been such a director, officer, employee, agent or trustee, or by reason of any action taken or not taken in any such capacity. Under Massachusetts law and the Articles, no indemnification may be provided for any person with respect to any matter as to which he or she shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Registrant or other entity served or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan.

     If, in an action, suit or proceeding brought by or in the name of the Registrant, a director of the Registrant is held not liable for monetary damages, whether because that director is relieved of personal liability under the provisions of the Articles of Organization, or otherwise, that director shall be deemed to have met the standard of conduct set forth above and to be entitled to indemnification for expenses reasonably incurred in the defense of such action, suit or proceeding.

     As to any matter disposed of by settlement pursuant to a consent decree or otherwise, no indemnification either for the amount of such settlement or for any other expenses shall be provided unless such settlement shall be approved as in the best interests of the Registrant, after notice that it involves such indemnification, (a) by vote of a majority of the disinterested directors then in office (even though the disinterested directors be less than a quorum), (b) by any disinterested person or persons to whom the question may be referred by vote of a majority of such disinterested directors, or (c) by vote of the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested person, or (d) by any disinterested person or persons to whom the question may be referred by vote of the holders or a majority of such stock. No such approval shall prevent the recovery from any such officer, director, employee, agent or trustee of any amounts paid to him or her or on his or her behalf as indemnification in accordance with the preceding sentence if such person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant.

     The right of indemnification provided in the Registrant's Articles of Organization shall not be exclusive of or affect any other rights to which any director, officer, employee, agent or trustee may be entitled or which may lawfully be granted to him or her. Indemnification of a "director", "officer", "employee", "agent", and "trustee" includes their respective executors, administrators and other legal representatives. An "interested" person is one against whom the action, suit or other proceeding in question or another action, suit or other proceeding on the same or similar grounds is then or had been pending or threatened, and a "disinterested" person is a person against whom no such action, suit or other proceeding is then or had been pending or threatened.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS.

     (a)  The following is a list of exhibits to this Registration Statement:

         (2)(a)     --    Affiliation Agreement and Plan of Reorganization, dated as of August
                          30, 1996, by and between UST and Walden (included as Appendix A to the Proxy Statement -- Prospectus).
         (2)(b)     --    Agreement and Plan of Merger, dated as of August 30, 1996, by and among UST, Walden and Merger Subsidiary (included as Appendix B to the Proxy Statement -- Prospectus).
         (2)(c)     --    Stock Option Agreement, dated as of August 30, 1996, by and between
                          UST and Walden (included as Appendix C to the Proxy Statement --
                          Prospectus).
         (3)(a)     --    Articles of Organization of UST, as amended to date, incorporated herein by reference to Exhibit 3(a) to UST's Annual Report on Form
                          10-K for the year ended December 31, 1994.
         (3)(b)     --    By-Laws of UST, as amended to date, incorporated herein by reference to
                          Exhibit 3(b) to UST's Annual Report on Form 10-K for the year ended
                          December 31, 1994.
         (4)        --    Rights Agreement, dated as of September 19, 1995, between UST and
                          United States Trust Company, as Rights Agent, and the description of the Rights, incorporated herein by reference to UST's Registration
                          Statement on Form 8-A relating to the Rights and to Exhibit 1 of such
                          Registration Statement.
         (5)        --    Opinion of Eric R. Fischer, Esq.
         (8)(a)     --    Form of Opinion of Bingham, Dana & Gould LLP as to certain tax matters.
         (8)(b)     --    Opinion of Arthur Andersen LLP as to certain tax matters.
         (23)(a)    --    Consent of Arthur Andersen LLP (concerning UST financials).
         (23)(b)    --    Consent of Arthur Andersen LLP (concerning Walden and Braintree financials).
         (23)(c)    --    Consent of KPMG Peat Marwick LLP.
         (23)(d)    --    Consent of Eric R. Fischer, Esq. (included in Exhibit 5).
         (23)(e)    --    Consent of Bingham, Dana & Gould LLP.
         (23)(f)    --    Consent of Fox-Pitt, Kelton Inc.
         (23)(g)    --    Consent of PaineWebber, Incorporated.
         (23)(h)    --    Consent of David E. Bradbury.
         (24)       --    Power of Attorney of certain officers and directors (included on pages II-5 - II-8).
         (99)(a)    --    Form of Proxy for Special Meeting of Stockholders of UST.
         (99)(b)    --    Form of Proxy for Special Meeting of Stockholders of Walden.
         (99)(c)    --    Text of Sections 85 to 98 of the Massachusetts Business Corporations
                          Law (included as Appendix F to the Joint Proxy Statement --
                          Prospectus).

     (b)  Financial Statements Schedules:

           Not Applicable.

     (c)  Fairness Opinions:

       Included in Part I as Appendices D and E to the Joint Proxy Statement -- Prospectus included in this Registration Statement.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering rate may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or nay material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement -Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and The Commonwealth of Massachusetts, on the 5th day of November, 1996.

                                            UST Corp.

                                               /S/ ERIC R. FISCHER
                                            By .................................

                                               Eric R. Fischer
                                               (Executive Vice President,
                                               General Counsel and Clerk)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. By so signing, each of the undersigned, in his or her capacity as a director or officer, or both, as the case may be, of the Registrant, does hereby appoint Neal F. Finnegan, James K. Hunt and Eric R. Fischer, and each of them severally, or if more than one acts, a majority of them, his or her true and lawful attorneys or attorney to execute in his or her name, place and stead, in his or her capacity as a director or officer or both, as the case may be, of the Registrant, the Registration Statement on Form S-4 and with respect to the shares of UST Common Stock issued in connection with UST's proposed acquisition of Walden and any and all amendments to said Registration Statement and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission. Each of said attorneys shall have full power and authority to do and perform in the name and on behalf of each of the undersigned, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises as fully and to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and approving the acts of said attorneys and each of them.

                SIGNATURE                               TITLE                       DATE
------------------------------------------  ------------------------------    -----------------
/S/ NEAL F. FINNEGAN                        President and Chief Executive      November 5, 1996
 ........................................    Officer (Principal Executive
(Neal F. Finnegan)                          Officer) and Director

/S/ JAMES K. HUNT                           Executive Vice President and       November 5, 1996
 ........................................    Treasurer (Principal Financial
(James K. Hunt)                             Officer and Principal
                                            Accounting Officer)

/S/ ROBERT M. COARD                         Director                           November 5, 1996
 ........................................
(Robert M. Coard)

/S/ DOMENIC COLASACCO                       Director                           November 5, 1996
 ........................................
(Domenic Colasacco)

/S/ ROBERT L. CULVER                        Director                           November 5, 1996
 ........................................
(Robert L. Culver)

/S/ ALAN K. DERKAZARIAN                     Director                           November 5, 1996
 ........................................
(Alan K. DerKazarian)

                SIGNATURE                               TITLE                       DATE
------------------------------------------  ------------------------------    -----------------
/S/ DONALD C. DOLBEN                        Director                           November 5, 1996
 ........................................
(Donald C. Dolben)

/S/ EDWARD GUZOVKSY                         Director                           November 5, 1996
 ........................................
(Edward Guzovsky)

/S/ WALLACE M. HASELTON                     Director                           November 5, 1996
 ........................................
(Wallace M. Haselton)

/S/ BRIAN W. HOTAREK                        Director                           November 5, 1996
 ........................................
(Brian W. Hotarek)
                                            Director                           November  , 1996
 ........................................
(Francis X. Messina)

/S/ SYDNEY L. MILLER                        Director                           November 5, 1996
 ........................................
(Sydney L. Miller)

/S/ VIKKI L. PRYOR                          Director                           November 5, 1996
 ........................................
(Vikki L. Pryor)

/S/ GERALD M. RIDGE                         Director                           November 5, 1996
 ........................................
(Gerald M. Ridge)

/S/ WILLIAM SCHWARTZ                        Director                           November 5, 1996
 ........................................
(William Schwartz)
                                            Director                           November  , 1996
 ........................................
(Barbara C. Sidell)
                                            Director                           November  , 1996
 ........................................
(James V. Sidell)
                                            Director                           November  , 1996
 ........................................
(Paul D. Slater)

/S/ EDWARD J. SULLIVAN                      Director                           November 5, 1996
 ........................................
(Edward J. Sullivan)

/S/ MICHAEL J. VERROCHI, JR.                Director                           November 5, 1996
 ........................................
(Michael J. Verrochi, Jr.)

/S/ GORDON M. WEINER                        Director                           November 5, 1996
 ........................................
(Gordon M. Weiner)